As filed with the Securities and Exchange Commission on July 11, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Penn Virginia GP Holdings, L.P.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1221	20-5116532
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Three Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, Pennsylvania 19087

(610) 687-8900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Nancy M. Snyder

Penn Virginia Resource GP, Corp.

Three Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, Pennsylvania 19087

(610) 687-8900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Allan D. Reiss, Esq. Catherine S. Gallagher, Esq. Vinson & Elkins L.L.P. 666 Fifth Avenue 26th Floor New York, New York 10103 (212) 237-0000	Joshua Davidson, Esq. Elizabeth Husseini, Esq. Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount Of Registration Fee
Common units representing limited partner interests	$144,900,000	$15,505

(1)	Includes common units that may be sold upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS Subject to Completion, dated July 11, 2006

[Logo]

Penn Virginia GP Holdings, L.P.

6,000,000 Common Units

Representing Limited Partner Interests

This is an initial public offering of our common units. We estimate that the initial public offering price will be between $             and $             per common unit. Upon completion of this offering, we will own a 2% general partner interest, all of the incentive distribution rights and an approximate 40.9% limited partner interest in Penn Virginia Resource Partners, L.P., or PVR, a publicly traded Delaware limited partnership that is principally engaged in the management of coal properties and the gathering and processing of natural gas.

Before this offering, there has been no public market for our common units. We intend to apply to list our common units on the NYSE under the symbol “PVG.”

We will use substantially all of the net proceeds from this offering to purchase Class B units of PVR in a private placement. See “Use of Proceeds.”

Investing in our common units involves risks. Please read “ Risk Factors” beginning on page 24.

	Per Common Unit	Total
Initial public offering price	$	$

Underwriting discount (1)	$	$

Proceeds to us (before expenses)	$	$

(1)	Excludes structuring fee payable to Lehman Brothers Inc. and UBS Securities LLC in the aggregate amount of $ .

We have granted the underwriters a 30-day option to purchase up to an additional 900,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 6,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about                     , 2006.

LEHMAN BROTHERS	UBS INVESTMENT BANK

                    , 2006

Penn Virginia Resource Partners, L.P.

Business Segments and Assets as of December 31, 2005

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ii

Until                     , 2006 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this prospectus. If anyone provides you with additional, different or inconsistent information you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only, regardless of the time of delivery of this prospectus or any sale of common units offered hereby.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical consolidated financial statements and pro forma financial statements and the notes to those financial statements, and the other documents to which we refer for a more complete understanding of this offering. Furthermore, you should carefully read “Summary of Risk Factors” and “Risk Factors” for more information about important risks that you should consider before making a decision to purchase common units in this offering.

Except as otherwise indicated, the information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit, (2) a purchase price of $27.81 per Class B unit of PVR, the last reported sale price of PVR’s common units on the NYSE on July 5, 2006, and (3) that the underwriters do not exercise their option to purchase additional common units from us. All references in this prospectus to “our,” “we,” “us,” and the “Company” refer to Penn Virginia GP Holdings, L.P. and its wholly owned subsidiaries. All references in this prospectus to “PVR” refer to Penn Virginia Resource Partners, L.P. and its operating subsidiaries collectively, or to Penn Virginia Resource Partners, L.P., individually as the context may require. Unless otherwise indicated, all references in this prospectus to PVR’s number of units, cash distributions, earnings per unit or unit price give effect to PVR’s two-for-one unit split on April 4, 2006. All references to our “partnership agreement” refer to the Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P. to be adopted contemporaneously with the closing of this offering.

Penn Virginia GP Holdings, L.P.

We are a Delaware limited partnership formed in June 2006 that currently owns three types of equity interests in Penn Virginia Resource Partners, L.P. (NYSE: PVR), a publicly traded Delaware limited partnership that is principally engaged in the management of coal properties and the gathering and processing of natural gas. Our only cash generating assets consist of our partnership interests in PVR, which, upon completion of this offering, will initially consist of the following:

•	a 2.0% general partner interest in PVR, which we hold through our 100% ownership interest in Penn Virginia Resource GP, LLC, PVR’s general partner;

•	all of the incentive distribution rights in PVR, which we hold through our 100% ownership interest in Penn Virginia Resource GP, LLC; and

•	19,012,169 units of PVR, consisting of 7,475,414 common units, 7,649,880 subordinated units and 3,886,875 Class B units of PVR, representing an aggregate 40.9% limited partner interest in PVR. Subject to the satisfaction of the financial tests in the partnership agreement of PVR, PVR has informed us that it expects the subordinated units to convert into PVR common units on or about November 15, 2006. We will purchase the Class B units from PVR using the net proceeds of this offering. See “Use of Proceeds.” For a description of the terms of the subordinated units and the Class B units, please read “Material Provisions of the Partnership Agreement of Penn Virginia Resource Partners, L.P.—Subordinated Units and Class B Units.”

Our incentive distribution rights in PVR entitle us to receive an increasing percentage of the total cash distributions made by PVR as it reaches certain target distribution levels. At PVR’s current quarterly cash distribution rate of $0.35 per unit, or $1.40 per unit on an annualized basis, aggregate quarterly cash distributions to us on all of our interests in PVR will be approximately $7.7 million, representing approximately 45.3% of the total cash distributed by PVR. Based on PVR’s current cash distribution, we expect that our initial quarterly cash distribution to our unitholders will be $0.20 per unit, or $0.80 per unit on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. See “Our Cash Distribution Policy and Restrictions on Distributions.”

Our primary business objective is to increase our cash distributions to our unitholders. PVR’s primary business objective is to create sustainable, capital-efficient growth in distributable cash flow to maximize its cash distributions to its unitholders by expanding its coal property management and natural gas gathering and processing businesses, through both internal growth and acquisitions. See “—Penn Virginia Resource Partners, L.P.—PVR’s Strengths and Strategies.”

We intend to monitor the implementation of PVR’s business strategies. Our business strategy includes supporting the growth of PVR by purchasing PVR units or lending funds to PVR for acquisitions or for internal growth projects. We may also provide PVR with other forms of credit support, such as guarantees related to financing a project.

All of our cash flows are generated from the cash distributions we receive with respect to the PVR partnership interests we own. PVR is required by its partnership agreement to distribute, and it has historically distributed within 45 days of the end of each quarter, all of its cash on hand at the end of each quarter, less cash reserves established by its general partner in its sole discretion to provide for the proper conduct of PVR’s business or to provide for future distributions. While we, like PVR, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of PVR. Most notably, our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and our capital structure does not include incentive distribution rights. Therefore, our distributions are allocated exclusively to our common units, which is our only class of security currently outstanding.

Our ownership of PVR’s incentive distribution rights entitles us to receive the following percentages of cash distributed by PVR as it reaches the following target cash distribution levels:

•	13.0% of all incremental cash distributed in a quarter after $0.275 has been distributed in respect of each common unit, subordinated unit and Class B unit of PVR for that quarter;

•	23.0% of all incremental cash distributed after $0.325 has been distributed in respect of each common unit, subordinated unit and Class B unit of PVR for that quarter; and

•	the maximum sharing level of 48.0% of all incremental cash distributed after $0.375 has been distributed in respect of each common unit, subordinated unit and Class B unit of PVR for that quarter.

Our incentive distribution rights in PVR currently participate at the 23% target cash distribution level. Since 2001, PVR has increased its quarterly cash distribution six times from $0.25 per unit ($1.00 on an annualized basis) to $0.35 per unit ($1.40 on an annualized basis), which is the most recently paid distribution. As PVR has increased its quarterly cash distribution, we have received increasing cash distributions on our partnership interests in PVR. These increased cash distributions by PVR have caused two of the target cash distribution levels described above to be met, thereby increasing the amounts paid by PVR with respect to the incentive distribution rights. As a consequence, the cash distributions we receive from PVR with respect to our indirect ownership of the incentive distribution rights will increase more rapidly than those with respect to our ownership of the general partner interest and limited partner interests.

The following graph shows hypothetical cash distributions payable to us with respect to our partnership interests in PVR, including the incentive distribution rights, the general partner interest and the limited partner interests, across a range of hypothetical annualized distributions made by PVR. This information assumes:

•	PVR has a total of 45,531,405 limited partner units (consisting of 33,994,650 common units; 7,649,880 subordinated units and 3,886,875 Class B units) outstanding; and

•	our ownership of:

•	the 2% general partner interest in PVR,

•	100% of the incentive distribution rights in PVR, and

•	19,012,169 units of PVR consisting of 7,475,414 common units, 7,649,880 subordinated units and 3,886,875 Class B units.

The following graph illustrates the impact to us of PVR raising or lowering its quarterly cash distribution from the most recently paid distribution of $0.35 per unit ($1.40 on an annualized basis), which was paid on May 14, 2006 with respect to the first quarter of 2006. This information is presented for illustrative purposes only. This information is not intended to be a prediction of future performance and does not attempt to illustrate the impact and changes in our or PVR’s business, including changes that may result from changes in interest rates, coal prices, natural gas prices, natural gas liquids (NGL) prices and general economic conditions, or the impact of any acquisition or expansion projects, divestitures or issuance of additional units or debt.

The impact to us of changes in PVR’s cash distribution levels will vary depending on several factors, including the number of PVR’s outstanding limited partner units on the record date for cash distributions and the impact of the incentive distribution rights structure. In addition, the level of cash distributions we receive may be affected by risks associated with the underlying business of PVR. Please read “Risk Factors.”

Our purchase from PVR of Class B units with the net proceeds of this offering will increase the total cash flow we receive from PVR attributable to our aggregate ownership interests by approximately 23.2% at PVR’s current distribution level. Our purchase of Class B units will also cause the percentage of cash flow we receive from PVR attributable to our ownership of the incentive distribution rights to decline from 10.2% immediately prior to the offering to 9.1% immediately following the offering.

We pay to our unitholders, on a quarterly basis, distributions equal to the cash we receive from PVR, less certain reserves for expenses and other uses of cash, including:

•	our general and administrative expenses, including those we will incur as the result of becoming a publicly traded company;

•	interest expense and principal payments on our indebtedness, if any;

•	restrictions on distributions contained in any future debt agreements;

•	capital contributions to maintain our 2% general partner interest in PVR; and

•	reserves our general partner believes prudent to maintain for the proper conduct of our business or to provide for future distributions.

If PVR is successful in implementing its business strategies and increasing distributions to its partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increase in our distributions will not necessarily be comparable to any increase in PVR’s distributions. We cannot assure you that any distributions will be declared or paid by PVR. Please read “Our Cash Distribution Policy and Restrictions on Distributions” and “Risk Factors.”

Our Structure and Ownership Before This Offering

Prior to the closing of this offering, the 2.0% general partner interest, the incentive distribution rights and the 7,475,414 common units and 7,649,880 subordinated units representing limited partner interests in PVR that we will own are owned, directly and indirectly, by Penn Virginia Corporation and certain of its affiliates.

In connection with this offering, we and Penn Virginia Corporation and certain of its affiliates will enter into a Contribution Agreement pursuant to which, at the closing of this offering: (i) all of the membership interests of Penn Virginia Resource GP, LLC (the owner of PVR’s 2.0% general partner interest and the incentive distribution rights) will be contributed to us and (ii) 7,475,414 common units and 7,649,880 subordinated units representing limited partner interests in PVR will be contributed to us. As consideration for this contribution and in accordance with the terms of the Contribution Agreement, we will issue to Penn Virginia Corporation and certain of its affiliates 29,954,843 of our common units. The terms of the Contribution Agreement will be determined by Penn Virginia Corporation and its affiliates and will not be the result of arm’s-length negotiations.

The following chart depicts the organization and ownership of Penn Virginia GP Holdings, L.P. and PVR before this offering.

Penn Virginia GP Holdings, L.P.

Ownership and Organizational Chart Before This Offering

Our Structure and Ownership After This Offering

We were formed in June 2006 as a Delaware limited partnership. The following chart depicts our and our affiliates’ simplified organizational and ownership structure after giving effect to this offering and the transactions described under “—Our Structure and Ownership Before This Offering.” Upon completion of this offering:

•	Our general partner, Penn Virginia Resource GP, Corp., which is wholly owned by Penn Virginia Corporation, will own a non-economic interest in us.

•	Penn Virginia Corporation and certain of its affiliates will own 29,954,843 common units, representing an 83.3% limited partner interest in us.

•	Our public unitholders will own 6,000,000 common units, representing a 16.7% limited partner interest in us.

•	We will own approximately 19,012,169 units of PVR, consisting of 7,475,414 common units, 7,649,880 subordinated units and 3,886,875 Class B units representing an aggregate 40.9% limited partner interest in PVR.

•	We will continue to own a 100% membership interest in Penn Virginia Resource GP, LLC, a Delaware limited liability company, which serves as PVR’s general partner and owns a 2% general partner interest and 100% of the incentive distribution rights in PVR.

Each Class B unit will initially be entitled to receive 100% of the quarterly cash distribution paid in respect of each PVR common unit except that the Class B units will be subordinated to the PVR common units with respect to the payment of the minimum quarterly distribution and any arrearages, and pari passu with the subordinated units to the payment of the minimum quarterly distribution subsequent to the issuance of the Class B units. PVR will be required to submit to a vote of PVR’s unitholders, as promptly as practicable following the issuance of the Class B units, a proposal to change the terms of the Class B units in order to provide that the Class B units will convert into an equal number of PVR common units immediately upon the approval by the PVR unitholders. Holders of the Class B units will not be entitled to vote upon the proposal to change the terms of the Class B units but otherwise will be entitled to the same voting rights as common units of PVR, and the Class B units will vote with the PVR common units as a single class on each matter with respect to which the common units of PVR are entitled to vote. If PVR’s unitholders have not approved the proposal to change the terms of the Class B units within 12 months following the issuance of the Class B units, then each Class B unit will be entitled to receive     % of the quarterly amount distributed by PVR in respect of each PVR common unit on a pari passu basis with distributions on the PVR common units. For a description of the terms of the Class B units, please read “Material Provisions of the Partnership Agreement of Penn Virginia Resource Partners, L.P.—Subordinated Units and Class B Units.”

Penn Virginia GP Holdings, L.P.

Ownership and Organizational Chart After This Offering

Our Management and Principal Executive Offices

Penn Virginia Resource GP, Corp., our general partner, will manage our operations and activities, including, among other things, establishing the quarterly cash distribution for our common units and cash reserves it believes are prudent to maintain for the proper conduct of our business. Our general partner will not receive any management fees or other compensation in connection with its management of our business, but will be entitled to reimbursement from us for all direct and indirect expenses incurred on our behalf.

We control and manage PVR through our ownership of its general partner, Penn Virginia Resource GP, LLC. Certain of the officers of our general partner, Penn Virginia Resource GP, Corp., are also officers of Penn Virginia Resource GP, LLC. A majority of our directors are also directors of Penn Virginia Resource GP, LLC. Three of our directors will be independent directors as defined by the NYSE. We elect the directors of Penn Virginia Resource GP, LLC. The board of Penn Virginia Resource GP, LLC is responsible for overseeing Penn Virginia Resource GP, LLC’s role as the general partner of PVR and we, as the sole member of Penn Virginia Resource GP, LLC, must also approve matters that have or would reasonably be expected to have, a material adverse effect on our interest as the sole member of Penn Virginia Resource GP, LLC. Please read “Management.”

Our principal executive offices are located at Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087, and our phone number is (610) 687-8900.

Summary of Risk Factors

An investment in our common units involves risks. These risks include, but are not limited to, those described below. For more information about these risks, please read “Risk Factors.” You should consider carefully these risk factors together with all of the other information included in this prospectus before you invest in our common units.

Risks Inherent in an Investment In Us

•	Our only assets at the closing of this offering will be our partnership interests in PVR, and therefore our cash flow initially will be entirely dependent upon the ability of PVR to make cash distributions to us in respect of those partnership interests.

•	In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.

•	Our unitholders do not elect our general partner or vote on our general partner’s directors. Upon completion of this offering, Penn Virginia Corporation, the owner of our general partner, will own a sufficient number of common units to allow it to prevent the removal of our general partner.

•	You will experience immediate and substantial dilution of $18.33 per common unit in the net tangible book value of your common units.

•	The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public market.

•	The control of our general partner may be transferred to a third party, and that party could replace our current management team, in either case, without unitholder consent.

•	PVR may issue additional limited partner interests or other equity securities, which may increase the risk that PVR will not have sufficient available cash to maintain or increase its cash distribution level.

Risks Related to Conflicts of Interest

•	Although we control PVR through our ownership of its general partner, PVR’s general partner owes fiduciary duties to PVR’s unitholders that may conflict with our interests.

•	Our partnership agreement limits our general partner’s fiduciary duties to us and contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner. It will be difficult for a unitholder to challenge a resolution of a conflict of interest by our general partner or by its conflicts committee.

•	PVR and Penn Virginia Corporation are not limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses which in turn could adversely affect our results of operations and cash available for distribution to our unitholders.

Risks Related to PVR’s Business

•	If PVR’s lessees do not manage their operations well, their production volumes and PVR’s coal royalty revenues could decrease.

•	The coal mining operations of PVR’s lessees are subject to numerous operational risks that could result in lower coal royalty revenues.

•	A substantial or extended decline in coal prices could reduce PVR’s coal royalty revenues and the value of PVR’s coal reserves.

•	PVR depends on a limited number of primary operators for a significant portion of its coal royalty revenues and the loss of or reduction in production from any of PVR’s major lessees could reduce its coal royalty revenues.

•	PVR’s coal business will be adversely affected if PVR is unable to replace or increase its coal reserves through acquisitions.

•	PVR’s lessees could satisfy obligations to their customers with coal from properties other than PVR’s, depriving PVR of the ability to receive amounts in excess of the minimum coal royalty payments.

•	PVR’s coal reserve estimates depend on many assumptions that may be inaccurate, which could materially adversely affect the quantities and value of PVR’s coal reserves.

•	The success of PVR’s midstream business depends upon its ability to find and contract for new sources of natural gas supply.

•	The profitability of PVR’s midstream business is dependent upon prices and market demand for natural gas and natural gas liquids, which are beyond PVR’s control and have been volatile.

•	PVR is exposed to the credit risk of its coal lessees and midstream customers, and nonpayment or nonperformance by PVR’s lessees or customers could reduce its cash flows.

•	Natural gas hedging transactions may limit PVR’s potential gains and involve other risks.

•	PVR’s natural gas midstream business involves many hazards and operational risks, some of which may not be fully covered by insurance.

Tax Risks to Our Common Unitholders

•	If we or PVR were to become subject to entity-level taxation for federal or state tax purposes, then our cash available for distribution to you would be substantially reduced.

•	If the IRS contests the federal income tax positions that we or PVR take, it may adversely affect the market for our common units or PVR limited partner units, and the costs of any contest will reduce cash available for distribution to our unitholders.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

The Offering

Common units offered	6,000,000 common units.

6,900,000 common units if the underwriters exercise their option to purchase additional common units from us in full.

Common units outstanding after this offering	35,954,843 common units, or 36,854,843 common units if the underwriters exercise their option to purchase additional common units from us in full.

Use of proceeds

We expect to receive net proceeds of approximately $110.3 million from the sale of our common units, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will use the net proceeds from this offering to:

•	purchase in a private placement from PVR 3,886,875 Class B units representing limited partner interests in PVR; and

•	make a capital contribution to PVR to maintain our 2% general partner interest.

We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units to purchase additional Class B units from PVR and make an additional capital contribution to PVR to maintain our 2% general partner interest. See “Use of Proceeds.”

The foregoing assumes (i) an initial public offering price for our common units of $20.00 per unit and (ii) a purchase price of $27.81 per Class B unit, which is the last reported sales price on the NYSE per PVR common unit on July 5, 2006. We expect that the actual price we will pay per Class B unit will be equal to the volume weighted average market price per PVR common unit for the ten trading days prior to the pricing of our initial public offering. For a description of the terms of the Class B units, please read “Material Provisions of the Partnership Agreement of Penn Virginia Resource Partners, L.P.—Subordinated Units and Class B Units.”

PVR will use the net proceeds from the sale of the Class B units and the related general partner contribution to repay borrowings under its credit facility.

Cash Distributions

We will make an initial quarterly cash distribution of $0.20 per common unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will distribute all of our available cash each quarter to the holders of our common units. Please read “Our Cash Distribution Policy and Restrictions on Distributions.” We do not have subordinated units and our general partner is not entitled to any incentive distributions. Please see “Description of Our Units.”

We will pay you a prorated cash distribution for the first quarter that we are a publicly traded partnership. This cash distribution will be paid for the period beginning on the closing date of this offering and ending on the last day of that fiscal quarter. Therefore, we will pay you a cash distribution for the period from the closing date of this offering to and including September 30, 2006. We expect to pay this cash distribution in November 2006. However, we cannot assure you that any distributions will be declared or paid by us.

Limited voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding common units, including any units owned by our affiliates, voting together as a single class. Following the completion of this offering, the owner of our general partner, Penn Virginia Corporation, initially will own a sufficient number of our common units to allow it to block any attempt to remove our general partner. Initially, this will give our current partners the ability to prevent our general partner’s involuntary removal. Please read “Material Provisions of Our Partnership Agreement—Withdrawal or Removal of the General Partner.”

Limited call right

If at any time our affiliates own more than 90% of our outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units. At the completion of this offering, Penn Virginia Corporation, the owner of our general partner, will own approximately 83.3% of our common units.

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2009, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than             % of the cash distributed to you with respect to that cumulative period. For the basis of this estimate, please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions.”

Exchange listing	We intend to apply to list our common units on the NYSE under the symbol “PVG.”

Penn Virginia Resource Partners, L.P.

PVR is a publicly traded Delaware limited partnership formed by Penn Virginia Corporation in 2001 that is principally engaged in the management of coal properties and the gathering and processing of natural gas. Both in its current limited partnership form and in its previous corporate form, PVR has managed coal properties since 1882. Since the acquisition of a natural gas midstream business in March 2005, PVR conducts operations in two business segments: coal and natural gas midstream. For the twelve months ended March 31, 2006, approximately 81%, or $66.5 million, of PVR’s operating income was attributable to its coal segment, and approximately 19%, or $15.5 million, of its operating income was attributable to its natural gas midstream segment.

Coal Segment Overview

As of December 31, 2005, PVR owned or controlled approximately 689 million tons of proven and probable coal reserves in Central and Northern Appalachia, the San Juan Basin and the Illinois Basin. As of December 31, 2005, approximately 25% of PVR’s proven and probable coal reserves were compliance coal and approximately 48% were low sulfur coal. PVR enters into long-term leases with experienced, third-party mine operators providing them the right to mine its coal reserves in exchange for royalty payments. PVR does not operate any mines. In 2005, PVR’s lessees produced 30.2 million tons of coal from PVR’s properties and paid PVR coal royalty revenues of $82.7 million, for an average gross coal royalty per ton of $2.74. Approximately 83% of PVR’s coal royalty revenues in 2005 and 79% of its coal royalty revenues in 2004 were derived from coal mined on its properties under leases containing royalty rates based on the higher of a fixed base price or a percentage of the gross sales price. The balance of PVR’s coal royalty revenues for the respective periods was derived from coal mined on its properties under leases containing fixed royalty rates that escalate annually.

Substantially all of PVR’s leases require the lessee to pay minimum rental payments to PVR in monthly or annual installments. PVR actively works with its lessees to develop efficient methods to exploit its coal reserves and to maximize production from its properties. PVR also earns revenues from providing fee-based coal preparation and transportation services to its lessees, which enhance their production levels and generate additional coal royalty revenues, and from industrial third party coal end-users by owning and operating coal handling facilities through its joint venture with Massey Energy Company. In addition, PVR earns revenues from oil and gas royalty interests it owns, from coal transportation, or wheelage, rights and from the sale of standing timber on its properties.

PVR’s management continues to focus on acquisitions that increase and diversify its sources of cash flow. PVR increased its coal reserves by 162 million tons, or 29% from its year end coal reserves as of December 31, 2004, by completing four coal reserve acquisitions in 2005, for an aggregate purchase price of approximately $101 million. These acquisitions included 94 million tons of coal reserves in the Illinois Basin, a new market area for PVR. As part of these acquisitions, PVR also acquired oil and natural gas well royalty interests and wheelage rights. In addition, on May 25, 2006, PVR acquired for $65 million the lease rights to approximately 69 million tons of coal reserves in West Virginia. For a more detailed discussion of PVR’s recent acquisitions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—PVR’s Recent Acquisitions and Investments.”

Natural Gas Midstream Segment Overview

PVR owns and operates midstream assets that include approximately 3,573 miles of natural gas gathering pipelines and three natural gas processing facilities located in Oklahoma and the panhandle of Texas, which have 160 million cubic feet per day, or MMcfd, of total capacity. PVR’s midstream business derives revenues primarily from gas processing contracts with natural gas producers and from fees charged for gathering natural gas volumes and providing other related services. PVR also owns a natural gas marketing business, which aggregates third-party volumes and sells those volumes into intrastate pipeline systems and at market hubs accessed by various interstate pipelines. PVR acquired its natural gas midstream assets from Cantera Gas Resources, LLC in March 2005. PVR believes that this acquisition established a platform for future growth in the natural gas midstream sector and diversified its cash flows into another long-lived asset base. Since acquiring these assets, PVR has expanded its natural gas midstream business by adding 142 miles of new gathering lines.

For the twelve months ended March 31, 2006, inlet volumes at PVR’s gas processing plants and gathering systems were 47 billion cubic feet (or Bcf), or approximately 129 MMcfd.

PVR continually seeks new supplies of natural gas to both offset the natural declines in production from the wells currently connected to its systems and to increase throughput volume. New natural gas supplies are obtained for all of its systems by contracting for production from new wells, connecting new wells drilled on dedicated acreage and by contracting for natural gas that has been released from competitors’ systems.

PVR’s Strengths and Strategies

PVR’s primary objective is to generate stable cash flows and increase its cash available for distribution to its unitholders. We believe that PVR is well-positioned to execute its business objective due to the following competitive strengths:

•	Its coal royalty structure helps generate stable and predictable cash flows and limit its exposure to declines in coal prices.

•	It leases its coal reserves to experienced lessees that have long-term relationships with major customers.

•	A significant amount of its coal reserves are low sulfur coal.

•	Its assets are strategically located.

•	It provides an integrated and comprehensive package of natural gas midstream services.

•	Its natural gas midstream hedging strategies help reduce its exposure to declines in natural gas and NGL prices.

•	PVR’s existing assets and properties allow it to enhance cash flows through low-cost expansions and increased utilization.

•	It is well-positioned to pursue acquisitions.

•	Its management team has a successful record of managing, growing and acquiring coal properties and natural gas and midstream assets.

PVR has successfully grown its businesses through organic growth projects and acquisitions of coal properties and natural gas midstream assets. Since its initial public offering in October 2001, PVR has completed numerous accretive acquisitions for an aggregate purchase price of approximately $562.4 million. PVR intends to continue to pursue the following business strategies:

•	Continue to grow coal reserve holdings through investments in its existing market areas, as well as strategically entering new markets.

•	Expand its coal services and infrastructure business on its properties.

•	Expand its joint venture with Massey Energy Company to provide new coal handling facilities to generate fee-based income and provide other business development opportunities for coal-related infrastructure projects.

•	Expand its midstream operations through acquisitions of new gathering and processing related assets and by adding new production to its existing systems.

PVR’s Principal Executive Offices and Internet Address

PVR’s principal executive offices are located at Three Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, Pennsylvania 19087 and its telephone number at that location is (610) 687-8900. PVR’s internet address is www.pvresource.com, on which it makes available, free of charge, certain corporate information and reports. Information contained on that website, however, is not incorporated into or otherwise a part of this prospectus. PVR also files annual, quarterly and current reports and other information with the Securities and Exchange Commission, or Commission. PVR’s Commission filings are available to the public at the Commission’s website at www.sec.gov. You may also read and copy any document PVR files at the Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Commission’s public reference room by calling the Commission at 1-800-SEC-0330.

Summary of Conflicts of Interest and Fiduciary Duties

Conflicts of interest exist and may arise in the future as a result of the relationships among us, Penn Virginia Corporation, PVR and our and their respective general partners and affiliates on the one hand, and us and our limited partners, on the other hand. Like PVR, our general partner is controlled by Penn Virginia Corporation. Accordingly, Penn Virginia Corporation has the ability to elect, remove and replace the directors and officers of our general partner and the directors and officers of the general partner of PVR. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owner, Penn Virginia Corporation. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

Certain of the executive officers and non-independent directors of our general partner also serve as executive officers and directors of the general partner of PVR. Consequently, these directors and officers may encounter situations in which their fiduciary obligations to PVR, on the one hand, and us, on the other hand, are in conflict.

The board of directors of PVR’s general partner or its conflicts committee will resolve, on behalf of the public unitholders of PVR, any conflicts between PVR and us or Penn Virginia Corporation. The board of directors of our general partner or its conflicts committee will resolve, on behalf of our public unitholders, any conflicts between us and PVR or Penn Virginia Corporation. The resolution of these conflicts may not always be in our best interest or that of our unitholders. For a more detailed description of the conflicts of interest involving us and the resolution of these conflicts, please read “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute a breach of our general partner’s fiduciary duties owed to unitholders. By purchasing our units, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement, and certain legal rights and remedies available to unitholders.

Upon completion of this offering, we will become party to an existing omnibus agreement, currently among PVR, its general partner and its affiliates, including Penn Virginia Corporation, that governs potential competition among PVR and the other parties to the agreement. This omnibus agreement was entered into in connection with PVR’s initial public offering in October 2001. Pursuant to the terms of the amended omnibus agreement, for so long as Penn Virginia Resource GP, LLC is the general partner of PVR and there has been no change of control in Penn Virginia Corporation, we will be prohibited from engaging in, whether by acquisition or otherwise, the business of (i) owning, mining, processing, marketing, or transporting coal; (ii) owning, acquiring or leasing coal reserves; and (iii) growing, harvesting, or selling timber (“restricted business”), unless we first offer to PVR the opportunity to acquire these businesses or assets and the board of directors of PVR’s general partner, with the concurrence of its conflicts committee, elects to cause PVR not to pursue such acquisition.

We will enter into a non-compete agreement with PVR upon the closing of this offering. This non-compete agreement will not be effective until we are no longer subject to the existing omnibus agreement described above. Under the non-compete agreement, we will have a right of first refusal with respect to the potential acquisition of any general partner interest in a publicly traded partnership and other equity interests under common ownership with such general partner interest. PVR will have a right of first refusal with respect to the potential acquisition of assets that relate to the business of (i) owning, mining, processing, marketing, or transporting coal; (ii) owning, acquiring or leasing coal reserves; and (iii) growing, harvesting, or selling timber.

Except as provided above, we and PVR’s affiliates will not be prohibited from engaging in activities that directly compete with PVR, including activities that compete with PVR’s natural gas midstream business, even if we and PVR would have a conflict of interest with respect to such other business opportunity. In addition, the PVR affiliates will not be prohibited from engaging in activities that compete directly with us.

For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Summary Historical and Pro Forma Financial Data

We were formed on June 14, 2006 and, therefore, do not have any historical financial statements. Since we own and control Penn Virginia Resource GP, LLC, the general partner of PVR, the historical financial statements below are of Penn Virginia Resource GP, LLC on a combined basis, including PVR, for the periods and as of the dates indicated.

The summary historical statements of income and cash flow data for the years ended December 31, 2003, 2004 and 2005, and the balance sheet data as of December 31, 2004 and 2005 are derived from the audited financial statements of Penn Virginia Resource GP, LLC. The summary historical statements of income and cash flow data for the periods ended March 31, 2005 and 2006, and the balance sheet data as of March 31, 2006 are derived from the unaudited financial statements of Penn Virginia Resource GP, LLC. The unaudited financial statements include all adjustments, consisting of normal, recurring accruals, which we consider necessary for fair presentation of the financial position and results of operations for this period. On April 4, 2006, PVR completed a two-for-one split of PVR’s common and subordinated units by distributing one additional common unit and one additional subordinated unit (a total of 16,997,325 common units and 3,824,940 subordinated units) for each common unit and subordinated unit, respectively, held of record at the close of business on March 28, 2006. All PVR units and per unit data have been retroactively adjusted to reflect the unit split.

Because we own and control the general partner of PVR, we reflect our ownership interest in PVR on a consolidated basis, which means that our financial results are combined with PVR’s financial results. We have no separate operating activities apart from those conducted by PVR, and our cash flows consist solely of distributions from PVR on the partnership interests, including the incentive distribution rights, that we own. Accordingly, the summary historical financial data set forth in the following table primarily reflect the operating activities and results of operations of PVR. The limited partner interests in PVR not owned by our affiliates are reflected as minority interest on our balance sheet and the non-affiliated partners’ share of income from PVR is reflected as an expense in our results of operations.

The summary pro forma statement of income data for the year ended December 31, 2005 reflects our historical operating results as adjusted to give pro forma effect to the following transactions, as if such transactions had occurred on January 1, 2005:

•	the acquisition of our midstream business and the related debt financing and common unit offering by PVR that occurred in March 2005;

•	the transactions contemplated by the Contribution Agreement described in this prospectus;

•	the sale of 6,000,000 common units in this offering and application of the proceeds from this offering to purchase Class B units from PVR and make a capital contribution to PVR, as described in “Use of Proceeds;” and

•	PVR’s use of the funds received from us to repay amounts outstanding under its credit facility.

The summary unaudited pro forma statement of income data for the three months ended March 31, 2006 reflects our historical operating results as adjusted to give pro forma effect to the transactions contemplated by the Contribution Agreement and this offering, as if they had occurred on January 1, 2005. The summary unaudited pro forma balance sheet data as of March 31, 2006 reflects our consolidated historical financial position as adjusted to give pro forma effect to the transactions contemplated by the Contribution Agreement and this offering, as if they had occurred on March 31, 2006.

We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

For a description of all of the assumptions used in preparing the unaudited pro forma financial statements, you should read the notes to the pro forma financial statements. The pro forma financial data should not be considered as indicative of the historical results we would have had or the results that we will have after this offering.

	Historical					Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2005	Three Months Ended March 31, 2006
	2003	2004	2005	2005	2006
				(unaudited)		(unaudited)
	( in thousands)
Income Statement Data:
Revenues
Natural gas midstream	$—	$—	$348,657	$26,278	$109,181	$421,099	$109,181
Coal royalties	50,312	69,643	82,725	18,053	22,422	82,725	22,422
Coal services	2,111	3,787	5,230	1,270	1,426	5,230	1,426
Other	3,219	2,200	9,736	589	2,135	9,761	2,135

Total revenues	55,642	75,630	446,348	46,190	135,164	518,815	135,164

Expenses
Cost of gas purchased	—	—	303,912	21,837	98,651	370,494	98,651
Operating	4,235	7,224	15,102	1,827	3,478	17,196	3,478
Taxes other than income	1,256	948	2,397	382	698	2,397	698
General and administrative	7,013	8,307	16,219	2,765	5,270	16,552	5,270
Depreciation, depletion and amortization	16,578	18,632	30,628	5,079	8,821	33,095	8,821

Total operating costs and expenses	29,082	35,111	368,258	31,890	116,918	439,734	116,918

Operating income	26,560	40,519	78,090	14,300	18,246	79,081	18,246
Other income (expense)
Net interest income (expense)	(3,763)	(6,204)	(12,908)	(2,835)	(3,773)	(7,828)	(2,196)
Derivative losses	—	—	(14,024)	(13,936)	(6,133)	(14,024)	(6,133)

Income before minority interest, income taxes and cumulative effect of change in accounting principle	22,797	34,315	51,158	(2,471)	8,340	57,229	9,917
Minority interest	(12,510)	(19,026)	(30,389)	1,656	(4,889)	(31,447)	(5,410)

Income before cumulative effect of change in accounting principle	10,287	15,289	20,769	(815)	3,451	25,782	4,507
Cumulative effect of change in accounting principle	(107)	—	—	—	—	—	—

Net income (loss)	$10,180	$15,289	$20,769	$(815)	$3,451	$25,782	$4,507

Other Financial Data:
Net cash provided by operating activities	$40,770	$53,852	$94,450	$13,786	$12,273
Net cash used in investing activities	(4,711)	(28,426)	(303,621)	(205,221)	(8,565)
Net cash provided by (used in) financing activities	(36,504)	(13,641)	211,376	193,278	(17,748)
Maintenance capital expenditures	119	70	4,615	289	655
Consolidated adjusted EBITDA	43,031	59,151	108,718	19,379	23,884	$112,176	$23,884

	Historical					Pro Forma At March 31, 2006
	At December 31,			At March 31,
	2003	2004	2005	2005	2006
				(unaudited)		(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Current assets
Cash and cash equivalents	$9,160	$20,945	$23,150	$22,788	$9,110	$9,110
Accounts receivable	6,911	8,670	76,408	50,729	67,896	67,896
Derivative assets	—	—	10,235	1,624	3,783	3,783
Other current assets	1,166	964	3,145	4,046	2,946	2,946

Total current assets	17,237	30,579	112,938	79,187	83,735	83,735
Property, plant and equipment	269,966	271,546	535,040	426,244	542,533	542,533
Accumulated depreciation, depletion and amortization	(31,820)	(49,931)	(76,258)	(54,257)	(83,783)	(83,783)

Net property, plant and equipment	238,146	221,615	458,782	371,987	458,750	458,750

Equity investments	—	27,881	26,672	28,239	27,002	27,002
Goodwill	—	—	7,718	7,958	7,718	7,718
Intangibles, net	—	—	38,051	39,642	36,785	36,785
Derivative assets	—	—	8,536	116	6,690	6,690
Other long-term assets	5,884	5,395	7,250	5,425	6,799	5,535

Total assets	$261,267	$285,470	$659,947	$532,554	$627,479	$626,215

Current liabilities
Accounts payable and accrued liabilities	$4,742	$4,129	$66,942	$37,314	$48,940	$48,940
Current portion of long-term debt	1,500	4,800	8,108	6,496	9,814	9,814
Deferred income	1,610	1,207	5,073	1,430	6,732	6,732
Derivative liabilities	—	—	20,700	11,108	16,515	16,515

Total current liabilities	7,852	10,136	100,823	56,348	82,001	82,001

Deferred income	6,028	8,726	10,194	9,365	8,324	8,324
Other liabilities	2,093	2,146	4,364	7,824	4,510	4,510
Derivative liabilities	714	774	11,246	8,662	11,889	11,889
Long-term debt	90,286	112,926	246,846	190,936	241,888	131,588
Commitments and contingencies
Minority interest	190,508	189,284	326,310	308,335	322,539	327,705
Members’ capital (deficiency in capital)	(36,214)	(38,522)	(39,836)	(48,916)	(43,672)	60,198

Total liabilities and members’ capital (deficiency in capital)	$261,267	$285,470	$659,947	$532,554	$627,479	$626,215

Operating Data:
Coal owned or controlled (millions of tons)	588.2	558.1	689.1
Coal produced by lessees (millions of tons)	26.5	31.2	30.2	6.7	7.7
Inlet gas volumes (MMcfd)	—	—	127	126	134

Non-GAAP Financial Measure—Consolidated Adjusted EBITDA

We define Consolidated Adjusted EBITDA as net income (loss) before:

•	net interest expense;

•	income taxes;

•	depreciation, depletion and amortization;

•	minority interest; and

•	gains and losses on derivatives.

Consolidated Adjusted EBITDA is a significant performance metric used by our management to indicate (prior to the establishment of any cash reserves by our board of managers) the cash distributions we can pay to our unitholders. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. Consolidated Adjusted EBITDA is also used as a quantitative standard by our management and by external users of our financial statements such as investors, research analysts and others to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness; and

•	our operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure.

Our Consolidated Adjusted EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Consolidated Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, our Consolidated Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of Consolidated Adjusted EBITDA to net income, our most directly comparable GAAP performance measure, for each of the periods presented:

	Historical					Pro Forma
	Year Ended December 31,			Three Months Ended March 31,		Year Ended December 31, 2005	Three Months Ended March 31, 2006
	2003	2004	2005	2005	2006
	(dollars in thousands)
Net income (loss)	$10,180	$15,289	$20,769	$(815)	$3,451	$25,782	$4,507
Add:
Net interest expense	3,763	6,204	12,908	2,835	3,773	7,828	2,196
Depreciation, depletion and amortization	16,578	18,632	30,628	5,079	8,821	33,095	8,821
Minority interest	12,510	19,026	30,389	(1,656)	4,889	31,447	5,410
Derivative losses	—	—	14,024	13,936	6,133	14,024	6,133
Cash settlement for derivatives	—	—	—	—	(3,183)	—	(3,183)

Consolidated adjusted EBITDA	$43,031	$59,151	$108,718	$19,379	$23,884	$112,176	$23,884

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words, although some forward-looking statements are expressed differently. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors could cause our actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	PVR’s ability to generate sufficient cash from its midstream and coal businesses to pay the minimum quarterly distribution to its general partner and PVR’s unitholders;

•	energy prices generally and specifically, the price of natural gas and the price of NGLs;

•	the relationship between natural gas and NGL prices;

•	the price of coal and its comparison to the price of natural gas and oil;

•	the volatility of commodity prices for coal, natural gas and NGLs;

•	the projected demand for coal, natural gas and NGLs;

•	the projected supply of coal, natural gas and NGLs;

•	the ability of PVR to successfully manage its relatively new natural gas midstream business;

•	PVR’s ability to acquire new coal reserves or midstream assets on satisfactory terms;

•	the price for which coal reserves can be acquired;

•	the ability of PVR to continually find and contract for new sources of natural gas supply;

•	PVR’s ability to retain existing or acquire new midstream customers;

•	PVR’s ability to lease new and existing coal reserves;

•	the ability of PVR’s lessees to produce sufficient quantities of coal on an economic basis from our reserves;

•	the ability of PVR’s lessees to obtain favorable contracts for coal produced from our reserves;

•	competition among producers in the coal industry generally and among natural gas midstream companies;

•	PVR’s exposure to the credit risk of its coal lessees and midstream customers;

•	the extent to which the amount and quality of PVR’s actual production differ from its estimated recoverable proved coal reserves;

•	hazards or operating risks incidental to midstream operations;

•	unanticipated geological problems;

•	the dependence of PVR’s midstream business on having connections to third party pipelines;

•	availability of required materials and equipment;

•	the occurrence of unusual weather or operating conditions including force majeure events;

•	the failure of PVR’s infrastructure and PVR’s lessees’ mining equipment or processes to operate in accordance with specifications or expectations;

•	delays in anticipated start-up dates of PVR’s lessees’ mining operations and related coal infrastructure projects;

•	environmental risks affecting the mining of coal reserves and the production, gathering and processing of natural gas;

•	the timing of receipt of necessary governmental permits by PVR’s lessees;

•	the risks associated with having or not having price risk management programs;

•	labor relations and costs;

•	accidents;

•	changes in governmental regulation or enforcement practices, especially with respect to environmental, health and safety matters, including with respect to emissions levels applicable to coal-burning power generators;

•	uncertainties relating to the outcome of current and future litigation regarding mine permitting;

•	risks and uncertainties relating to general domestic and international economic (including inflation and interest rates) and political conditions (including the impact of potential terrorist attacks);

•	the experience and financial condition of PVR’s lessees, including their ability to satisfy their royalty, environmental, reclamation and other obligations to PVR and others;

•	PVR’s ability to expand its midstream business by constructing new gathering systems, pipelines and processing facilities on an economic basis and in a timely manner;

•	coal handling joint venture operations; and

•	changes in financial market conditions.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, including those described in the “Risk Factors” section of this prospectus. We will not update these statements unless the securities laws require us to do so.

RISK FACTORS

You should consider carefully the following risk factors, which we believe include all material risks to our business, together with all of the other information included in this prospectus, in your evaluation of an investment in our common units. Realization of any of the following risks could have a material adverse effect on our business, financial condition, cash flows and results of operations. In that case, we might not be able to pay the minimum quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in an Investment in Us

Our only assets at the closing of this offering will be our partnership interests in PVR, and therefore our cash flow initially will be entirely dependent upon the ability of PVR to make cash distributions to us in respect of those partnership interests.

The amount of cash that PVR will be able to distribute to its partners, including us, each quarter principally depends upon the amount of cash it generates from its coal and natural gas midstream businesses. The amount of cash PVR generates will fluctuate from quarter to quarter based on, among other things:

•	the amount of coal its lessees are able to produce;

•	the price at which its lessees are able to sell the coal;

•	the lessees’ timely receipt of payment from their customers;

•	the amount of natural gas transported in PVR’s gathering systems;

•	the amount of throughput in PVR’s processing plants;

•	the price of natural gas;

•	the price of natural gas liquids;

•	the relationship between natural gas and natural gas liquids prices;

•	the fees PVR charges and the margins it realizes for its midstream services; and

•	PVR’s hedging activities.

In addition, the actual amount of cash that PVR will have available for distribution will depend on other factors, some of which are beyond PVR’s control, including:

•	the level of capital expenditures PVR makes;

•	the cost of acquisitions, if any;

•	PVR’s debt service requirements;

•	fluctuations in PVR’s working capital needs;

•	restrictions on distributions contained in PVR’s debt agreements;

•	prevailing economic conditions; and

•	the amount of cash reserves established by Penn Virginia Resource GP, LLC, in its sole discretion, for the proper conduct of PVR’s business.

Because of these factors, PVR may not have sufficient available cash each quarter to continue paying distributions at their current level or at all. If PVR reduces its per unit distribution, we will have less cash available for distribution to you and would probably be required to reduce our per unit distribution to you. You should also be aware that the amount of cash PVR has available for distribution depends primarily upon PVR’s cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, PVR may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records profits.

In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.

The source of our earnings and cash flow will initially consist exclusively of cash distributions from PVR. Therefore, the amount of distributions we are able to make to our unitholders will fluctuate based on the level of distributions PVR makes to its partners, including us. We cannot assure you that PVR will continue to make quarterly distributions at its current level or will increase its quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if PVR increases or decreases distributions to us, the timing and amount of such changes in distributions, if any, will not necessarily be comparable to the timing and amount of any changes in distributions made by us. Our ability to distribute cash received from PVR to our unitholders is limited by a number of factors, including:

•	restrictions on distributions contained in any future debt agreements;

•	our estimated general and administrative expenses, including expenses we will incur as a result of being a public company as well as other operating expenses;

•	expenses of Penn Virginia Resource GP, LLC and PVR;

•	reserves necessary for us to make the necessary capital contributions to maintain our 2.0% general partner interest in PVR, as required by the partnership agreement of PVR upon the issuance of additional partnership securities by PVR; and

•	reserves our general partner believes prudent for us to maintain the proper conduct of our business or to provide for future distributions by us.

In addition, prior to making any distributions to our unitholders, we will reimburse our general partner and its affiliates for all direct and indirect expenses incurred by them on our behalf. Our general partner will determine the amount of these reimbursed expenses. In addition, our general partner and its affiliates may perform other services for us for which we will be charged fees as determined by our general partner. The reimbursement of these expenses, in addition to the other factors listed above, could adversely affect the amount of distributions we make to our unitholders. We cannot guarantee that in the future we will be able to pay distributions or that any distributions PVR does pay to us will allow us to pay distributions at or above our estimated initial quarterly distribution of $0.20 per unit, or $0.80 on an annualized basis. The actual amount of cash that is available for distribution to our unitholders will depend on numerous factors, many of which are beyond our control or the control of our general partner. In order to make our initial quarterly distribution of $0.20 per unit (or $0.80 on an annualized basis) through June 30, 2007, we estimate that we will require available cash of approximately $28.8 million per year, or $7.2 million per quarter, based on the number of common units outstanding immediately after completion of this offering. Our estimated cash available to pay distributions for the twelve months ending June 30, 2007 approximately equals the amount of cash we need to pay our expected distribution of $0.80 per unit annually. Therefore, a reduction in the amount of cash distributed by PVR per unit or on the incentive distribution rights, or an increase in our expenses may result in our not being able to pay the expected distribution of $0.80 per unit annually. In addition, of our total limited partner interests in PVR, 7,649,880 units are subordinated units and 3,886,875 units are Class B units, each of which have their distributions reduced before distributions to the common units are reduced.

Our rate of growth may be reduced to the extent we purchase additional units from PVR, including the Class B units purchased with the proceeds from this offering, which will reduce the percentage of the cash we receive from the incentive distribution rights.

Our business strategy includes supporting the growth of PVR by purchasing PVR units or lending funds to PVR to provide funding for the acquisition of a business or asset or for an internal growth project. To the extent we purchase common or subordinated units or securities not entitled to a current distribution from PVR, the rate of our distribution growth may be reduced, at least in the short term, as less of our cash distributions will come from our ownership of PVR incentive distribution rights, whose distributions increase at a faster rate than those of our other securities. Our purchase of the Class B units with the net proceeds of this offering will reduce the percentage of the cash flow we receive from PVR attributable to our ownership of incentive distribution rights from 10.2% immediately prior to the offering to 9.1% upon the completion of this offering.

Our ability to meet our financial needs may be adversely affected by our cash distribution policy and our lack of operational assets.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash quarterly. Our only cash generating assets are partnership interests in PVR, and we currently have no independent operations separate from those of PVR. Moreover, as discussed below, a reduction in PVR’s distributions will disproportionately affect the amount of cash distributions we receive. Given that our cash distribution policy is to distribute available cash and not retain it and that our only cash generating assets are partnership interests in PVR, we may not have enough cash to meet our needs if any of the following events occur:

•	an increase in our operating expenses;

•	an increase in general and administrative expenses;

•	an increase in working capital requirements; or

•	an increase in cash needs of PVR or its subsidiaries that reduces PVR’s distributions.

PVR’s general partner, with our consent, may limit or modify the incentive distributions we are entitled to receive in order to facilitate PVR’s growth strategy. Our general partner’s board of directors can give this consent without a vote of our unitholders.

We own PVR’s general partner, which owns the incentive distribution rights in PVR that entitle us to receive increasing percentages, up to a maximum of 48% of any cash distributed to PVR as certain target distribution levels are reached in excess of $0.375 per PVR unit in any quarter. A substantial portion of the cash flow we receive from PVR is provided by these incentive distribution rights. Because of the high percentage of PVR’s incremental cash flow that is distributed to the incentive distribution rights, certain potential acquisitions might not increase cash available for distribution per PVR unit. In order to facilitate acquisitions by PVR, the board of directors of the general partner of PVR may elect to reduce the incentive distribution rights payable to us with our consent, which we may provide without the approval of our unitholders if our general partner determines that such reduction does not adversely affect our limited partners in any material respect. These reductions may be permanent reductions in the incentive distribution rights or may be reductions with respect to cash flows from the potential acquisition. If distributions on the incentive distribution rights were reduced for the benefit of the PVR units, the total amount of cash distributions we would receive from PVR, and therefore the amount of cash distributions we could pay to our unitholders, would be reduced.

A portion of our partnership interests in PVR are subordinated to PVR’s common units, which would result in decreased distributions to us if PVR is unable to meet its minimum quarterly distribution.

Following this offering we will own, directly or indirectly, 19,012,169 units representing limited partner interests in PVR, of which approximately 39.3% are common units, 40.2% are subordinated units, and 20.5% are Class B units. Initially, the Class B units will not receive any distributions in a quarter until PVR has paid the minimum quarterly distribution of $0.25 per PVR unit, plus any arrearages in the payment of the minimum quarterly distribution from prior quarters, on all of the outstanding PVR common units. In addition, during the subordination period, the subordinated units will not receive any distributions in a quarter until PVR has paid the minimum quarterly distribution of $0.25 per PVR unit, plus any arrearages in the payment of the minimum quarterly distribution from prior quarters, on all of the outstanding PVR common units. Distributions on the Class B Units and subordinated units are therefore more uncertain than distributions on PVR’s common units. Furthermore, no distributions may be made on the incentive distribution rights until the minimum quarterly distribution has been paid on all outstanding PVR units. Therefore, distributions with respect to the incentive distribution rights are even more uncertain than distributions on the Class B and subordinated units. Neither the subordinated units, the Class B units nor the incentive distribution rights are entitled to any arrearages from prior quarters.

A reduction in PVR’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

Our ownership of the incentive distribution rights in PVR, through our ownership interests in Penn Virginia Resource GP, LLC, the holder of the incentive distribution rights, entitles us to receive our pro rata share of specified percentages of total cash distributions made by PVR with respect to any particular quarter only in the event that PVR distributes more than $0.275 per unit for such quarter. As a result, the holders of PVR’s common units, Class B units and subordinated units have a priority over the holders of PVR’s incentive distribution rights to the extent of cash distributions by PVR up to and including $0.275 per unit for any quarter.

Furthermore, a decrease in the amount of distributions by PVR to less than $0.325 per unit per quarter would reduce Penn Virginia Resource GP, LLC’s percentage of the incremental cash distributions above $0.275 per common unit per quarter from 23% to 13%. As a result, any such reduction in quarterly cash distributions from PVR would have the effect of disproportionately reducing the amount of all distributions that we receive from PVR based on our ownership interest in the incentive distribution rights in PVR as compared to cash distributions we receive from PVR with respect to our 2% general partner interest in PVR and our PVR units.

If distributions on our common units are not paid with respect to any fiscal quarter, including those at the anticipated initial distribution rate, our unitholders will not be entitled to receive such payments in the future.

Our distributions to our unitholders will not be cumulative. Consequently, if distributions on our common units are not paid with respect to any fiscal quarter, including those at the anticipated initial distribution rate, our unitholders will not be entitled to receive such payments in the future.

Our cash distribution policy limits our ability to grow.

Because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. In fact, our growth initially will be completely dependent upon PVR’s ability to increase its quarterly distribution per unit because currently our only cash-generating assets are partnership interests in PVR. If we issue additional units or incur debt to fund acquisitions and growth capital expenditures, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

Consistent with the terms of its partnership agreement, PVR distributes to its partners its available cash each quarter. In determining the amount of cash available for distribution, PVR sets aside cash reserves, which it uses to fund its growth capital expenditures. Additionally, PVR has relied upon external financing sources, including commercial borrowings and other debt and equity issuances, to fund its acquisition capital expenditures. Accordingly, to the extent PVR does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. In addition, to the extent PVR issues additional units in connection with any acquisitions or growth capital expenditures, the payment of distributions on those additional units may increase the risk that PVR will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash that we have to distribute to our unitholders. The incurrence of additional debt to finance its growth strategy would result in increased interest expense to PVR, which in turn may reduce the available cash that we have to distribute to our unitholders.

While we or PVR may incur debt to pay distributions to our and its unitholders, respectively, a credit facility governing such debt may restrict or limit the distributions we pay to our unitholders.

While we or PVR are permitted by our partnership agreements to incur debt to pay distributions to our unitholders, respectively, our or PVR’s payment of principal and interest on any future indebtedness will reduce our cash available for distribution on our unitholders. We anticipate that any credit facility we enter into will limit our ability to pay distributions to our unitholders during an event of default or if an event of default would result from the distributions.

In addition, any future levels of indebtedness may:

•	adversely affect our ability to obtain additional financing for future operations or capital needs;

•	limit our ability to pursue acquisitions and other business opportunities; or

•	make our results of operations more susceptible to adverse economic or operating conditions.

Furthermore, PVR’s debt agreements, including its credit facility and senior notes, contain covenants limiting its ability to incur indebtedness, grant liens, engage in transactions with affiliates and make distributions to us. They also contain covenants requiring PVR to maintain certain financial ratios. PVR is prohibited from making any distribution to unitholders if such distribution would cause an event of default or otherwise violate a covenant under these agreements. Please read “Our Cash Distribution Policy and Restrictions on Distributions—General” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt” for more information about PVR’s credit facility and senior notes.

Our unitholders do not elect our general partner or vote on our general partner’s directors. Upon completion of this offering, Penn Virginia Corporation, the owner of our general partner, will own a sufficient number of common units to allow it to prevent the removal of our general partner.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders do not have the ability to elect our general partner or the directors of our general partner and will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis in the future. The board of directors of our general partner, including our independent directors, is chosen by Penn Virginia Corporation, its sole member.

Furthermore, if our public unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding common units. Because Penn Virginia Corporation owns more than 33 1/3% of our outstanding units, our general partner currently cannot be removed without its consent. Please read “Material Provisions of Our Partnership Agreement—Withdrawal or Removal of the General Partner.”

As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price. Please read “Material Provisions of Our Partnership Agreement—Meetings; Voting.”

You will experience immediate and substantial dilution of $18.33 per common unit in the net tangible book value of your common units.

The assumed initial public offering price of our common units is substantially higher than the pro forma net tangible book value per common unit of the outstanding common units immediately after the offering. If you purchase common units in this offering you will incur immediate and substantial dilution in the pro forma net tangible book value per common unit from the price you pay for the common units. See “Dilution.”

Our general partner may cause us to issue additional common units or other equity securities without your approval, which would dilute your ownership interests.

Our general partner may cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval. The issuance of additional common units or other equity securities of equal rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each common unit may decrease;

•	the relative voting strength of each previously outstanding common unit may be diminished;

•	the ratio of taxable income to distributions may increase; and

•	the market price of the common units may decline.

Please read “Material Provisions of Our Partnership Agreement—Issuance of Additional Securities.”

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public market.

Sales by any of our unitholders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. We do not know whether any such sales would be made in the public market or in private placements, nor do we know what impact such potential or actual sales would have on our unit price in the future. Please read “Units Eligible for Future Sale.”

The control of our general partner may be transferred to a third party, and that party could replace our current management team, in either case, without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, Penn Virginia Corporation, the owner of our general partner, may transfer its ownership interest in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner and to control the decisions taken by the board of directors and officers.

PVR’s unitholders have the right to remove PVR’s general partner with the approval of the holders of 66 2/3% of all units, which would cause us to lose our general partner interest and incentive distribution rights in PVR and the ability to manage PVR.

We currently manage PVR through Penn Virginia Resource GP, LLC, PVR’s general partner and our wholly-owned subsidiary. PVR’s partnership agreement, however, gives unitholders of PVR the right to remove the general partner of PVR upon the affirmative vote of holders of 66 2/3% of PVR’s outstanding units. If Penn Virginia Resource GP, LLC were removed as general partner of PVR, it would receive cash or common units in exchange for its 2% general partner interest and the incentive distribution rights and would lose its ability to manage PVR. While the common units or cash we would receive are intended under the terms of PVR’s partnership agreement to fully compensate us in the event such an exchange is required, the value of these common units or investments we make with the cash over time may not be equivalent to the value of the general partner interest and the incentive distribution rights had we retained them. Please read “Material Provisions of the Partnership Agreement of Penn Virginia Resource Partners, L.P.—Withdrawal or Removal of the General Partner.”

In addition, if Penn Virginia Resource GP, LLC is removed as general partner of PVR, we would face an increased risk of being deemed an investment company. Please read “—If in the future we cease to manage and control PVR, we may be deemed to be an investment company under the Investment Company Act of 1940.”

Our ability to sell our partnership interests in PVR may be limited by securities law restrictions and liquidity constraints.

Upon completion of this offering (and the related transactions) and the application of the use of proceeds therefrom, we will own 7,475,414 common units, 7,649,880 subordinated units and 3,886,875 Class B units of PVR, all of which are unregistered and restricted securities, within the meaning of Rule 144 under the Securities Act of 1933. Unless we exercise our registration rights with respect to these limited partnership interests, we are limited to selling into the market in any three-month period an amount of PVR common units that does not exceed the greater of 1% of the total number of common units outstanding or the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale. Furthermore, there is no public market for PVR’s subordinated units and Class B units and we do not expect one to develop. If we were required to sell subordinated units or Class B units for any reason, we likely would receive a discount to the current market price of PVR’s common units, and that discount may be substantial. In addition, we face contractual limitations on our ability to sell our general partner interest and incentive distribution rights and the market for such interests is illiquid.

We depend on the leadership and involvement of A. James Dearlove and other key personnel for the success of our and PVR’s business.

We depend on the leadership and involvement of A. James Dearlove, the Chairman of the Board of Directors and Chief Executive Officer of our general partner. Mr. Dearlove has been integral to the success of PVR and Penn Virginia Resource GP, LLC due in part to his ability to identify and develop internal growth projects and accretive acquisitions, make strategic decisions and attract and retain key personnel. The loss of his leadership and involvement or the services of any members of our or PVR’s senior management team could have a material adverse effect on the business, financial condition and results of operations of us and PVR.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to the partnership agreement or to take other action under our partnership agreement constituted participation in the “control” of our business. Additionally, the limitations on the liability of holders of limited partner interests for the liabilities of a limited partnership have not been clearly established in many jurisdictions.

Furthermore, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read “Material Provisions of Our Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations on liability to a unitholder.

Increases in interest rates may cause the market price of our common units to decline.

Like all equity investments, an investment in our common units is subject to certain risks. In exchange for accepting these risks, investors may expect to receive a higher rate of return than would otherwise be obtainable from lower-risk investments. Accordingly, as interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as publicly traded limited partnership interests. Reduced demand for our common units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our common units to decline.

If in the future we cease to manage and control PVR, we may be deemed to be an investment company under the Investment Company Act of 1940.

If we cease to manage and control PVR and are deemed to be an investment company under the Investment Company Act of 1940, we would either have to register as an investment company under the Investment

Company Act of 1940, obtain exemptive relief from the Commission or modify our organizational structure or our contractual rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us and our affiliates, and adversely affect the price of our common units.

The initial public offering price of our common units may not be indicative of the market price of our common units after this offering and our unit price may be volatile. In addition, a trading market that will provide you with adequate liquidity may not develop or you may not be able to resell our common units at or above the initial public offering price.

Prior to this offering there has been no public market for our common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. The initial public offering price of our common units will be determined by negotiations between us and the underwriters based on numerous factors that we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price for our common units after this initial public offering. The market price of our common units could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your common units at or above the initial public offering price. The following factors could affect our common unit price:

•	the amount of PVR’s distributions to its partners, including us;

•	PVR’s operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per unit, net income and cash flow;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	sales of our common units by us or our unitholders;

•	the issuance by PVR of additional limited partner units or other equity securities;

•	announcements by PVR or its competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	lack of liquidity, which may result in wide bid-ask spreads and limit the number of investors who are able to buy our common units;

•	fluctuations in PVR’s limited partner unit price;

•	general market conditions, including interest rates; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

The equity markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies and partnerships. These broad market fluctuations may adversely affect the trading price of our common units.

Our common units and the PVR common units may not trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and the PVR common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things, PVR’s cash distributions to its common unitholders have a priority over distributions on its subordinated units, Class B units and incentive distribution rights, we participate in PVR’s general partner unit distributions and incentive distributions and PVR’s limited partners do not and we may enter into other businesses separate and apart from PVR or any of its affiliates. Please read “Comparison of Rights of Holders of PVR’s Common Units and Our Common Units” for a comparison of the PVR limited partner units and our common units.

We will incur increased costs as a result of being a public company, including costs related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Prior to this offering, we have been a private company and have not filed reports with the Commission. Upon completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended. Although we produce our financial statements in accordance with GAAP, our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. For example, as we become subject to the requirements of Section 404 of Sarbanes-Oxley for the fiscal year ended December 31, 2007, our auditors may identify material weaknesses or deficiencies in the operational effectiveness of our internal controls and procedures and may advise us that these material weaknesses or deficiencies could collectively constitute a significant deficiency that may rise to the level of a reportable condition under Section 404. Similarly, PVR is subject to Section 404 with the filing of its annual reports on Form 10-K, and its auditors may identify significant deficiencies in its internal controls and procedures. In addition, the amount of cash distributions from PVR that will be available for distribution to our unitholders will be reduced by the costs associated with our becoming a public company.

Our partnership agreement restricts the rights of unitholders owning 20% or more of our units.

Our unitholders’ voting rights are restricted by the provision in our partnership agreement generally providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of the general partner, cannot be voted on any matter. In addition, our partnership agreement contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of our management. As a result, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

PVR may issue additional limited partner interests or other equity securities, which may increase the risk that PVR will not have sufficient available cash to maintain or increase its cash distribution level.

PVR has wide latitude to issue additional limited partner interests on the terms and conditions established by its general partner. We receive cash distributions from PVR on the general partner interests, incentive distribution rights and the limited partner interests that we hold. Because a majority of the cash we receive from PVR is attributable to our ownership of the incentive distribution rights, payment of distributions on additional PVR limited partner interests may increase the risk that PVR will be unable to maintain or increase its quarterly cash distribution per unit, which in turn may reduce the amount of incentive distributions we receive and the available cash that we have to distribute to our unitholders.

If PVR’s general partner is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of PVR, its value, and, therefore, the value of our common units, could decline.

The general partner of PVR may make expenditures on behalf of PVR for which it will seek reimbursement from PVR. Under Delaware partnership law, the general partner, in its capacity as the general partner of PVR, has unlimited liability for the obligations of PVR, such as its debts and environmental liabilities, except for those contractual obligations of PVR that are expressly made without recourse to the general partner. To the extent Penn Virginia Resource GP, LLC incurs obligations on behalf of PVR, it is entitled to be reimbursed or indemnified by PVR. If PVR is unable or unwilling to reimburse or indemnify its general partner, Penn Virginia Resource GP, LLC may not be able to satisfy those liabilities or obligations, which would reduce its cash flows to us.

Risks Related to Conflicts of Interest

Conflicts of interest exist and may rise in the future among us, PVR and our respective general partners and affiliates, including Penn Virginia Corporation, the owner of our general partner. Future conflicts of interest may arise among us and the entities affiliated with any general partner interests we acquire or among PVR and such entities. For a further discussion of conflicts on interest that may arise, please read “Conflicts of Interest and Fiduciary Duties.”

Although we control PVR through our ownership of its general partner, PVR’s general partner owes fiduciary duties to PVR’s unitholders that may conflict with our interests.

Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including Penn Virginia Resource GP, LLC, PVR’s general partner, on one hand, and PVR and its limited partners, on the other hand. The directors and officers of Penn Virginia Resource GP, LLC have fiduciary duties to manage PVR in a manner beneficial to us, Penn Virginia Resource GP, LLC’s owner. At the same time, Penn Virginia Resource GP, LLC has a fiduciary duty to manage PVR in a manner beneficial to PVR and its limited partners. The board of directors of Penn Virginia Resource GP, LLC or its conflicts committee will resolve any such conflict and they have broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

For example, conflicts of interest may arise in the following situations:

•	the terms and conditions of any contractual agreements between us and our affiliates, on the one hand, and PVR, on the other hand;

•	the interpretation and enforcement of contractual obligations between us and our affiliates, on one hand, and PVR, on the other hand;

•	the determination of the amount of cash to be distributed to PVR’s partners and the amount of cash to be reserved for the future conduct of PVR’s business;

•	the determination of whether PVR should make acquisitions and on what terms;

•	the determination of whether PVR should use cash on hand, borrow or issue equity to raise cash to finance acquisitions or expansion capital projects, repay indebtedness, meet working capital needs, pay distributions or otherwise;

•	any decision we make in the future to engage in business activities independent of PVR; and

•	the allocation of shared overhead expenses to PVR and us.

Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner has limited fiduciary duties to us and our unitholders, which may permit it to favor its own interests to the detriment of us and our unitholders.

Upon completion of this offering, Penn Virginia Corporation, the owner of our general partner, will own an 83.3% limited partner interest in us. Conflicts of interest may arise among our general partner and its affiliates (including Penn Virginia Corporation), on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•	our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

•	our general partner determines whether or not we incur debt and that decision may affect our or PVR’s credit ratings;

•	our general partner may limit its liability and will reduce its fiduciary duties under our partnership agreement, while also restricting the remedies available to our unitholders for actions that, without these limitations and reductions, might constitute breaches of fiduciary duty. As a result of purchasing units, our unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

•	our general partner controls the enforcement of obligations owed to us by it and its affiliates;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

•	our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution;

•	our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available to be distributed to our unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us; and

•	our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf. Please read “Certain Relationships and Related Transactions—Our Relationship with PVR” and “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

The fiduciary duties of our general partner’s officers and directors may conflict with those of PVR’s general partner.

Our general partner’s officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our unitholders and the owner of our general partner, Penn Virginia Corporation. However, a majority of our general partner’s directors and all of its officers are also directors or officers of Penn Virginia Resource GP, LLC, which has fiduciary duties to manage the business of PVR in a manner beneficial to PVR and PVR’s unitholders. Consequently, these directors and officers may encounter situations in which their fiduciary obligations to PVR on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

If we are presented with certain business opportunities relating to coal or timber, PVR will have the first right to pursue such opportunities.

Upon completion of this offering, we will become party to an existing omnibus agreement, currently among PVR, its general partner and its affiliates, including Penn Virginia Corporation, which governs potential competition in certain coal and timber-related businesses among PVR and the other parties to the agreement. Pursuant to the terms of the amended omnibus agreement, we and Penn Virginia Corporation will agree, and will cause our controlled affiliates to agree, to certain business opportunity and non-competition arrangements to address potential conflicts that may arise between us and our general partner on one hand, and PVR and its subsidiaries on the other. If an opportunity in respect of business involving the ownership, mining, processing, marketing or transportation of coal, the ownership, acquisition or leasing of coal reserves, or the growing, harvesting or selling of timber, presents itself to our general partner or PVR or its general partner, then PVR will have the first right to acquire such assets, subject to certain exceptions. The omnibus agreement provides, among other things, that the board of directors of PVR’s general partner, with the concurrence of its conflicts committee, must first elect to cause PVR not to pursue such acquisition before we may pursue the acquisition of such assets.

Upon completion of this offering, we will enter into a non-compete agreement with PVR. This non-compete agreement will not be effective until we are no longer subject to the existing omnibus agreement described above. Under the non-compete agreement, we will have a right of first refusal with respect to the potential acquisition of any general partner interest in a publicly traded partnership and other equity interests under common ownership with such general partner interest. PVR will have a right of first refusal with respect to the potential acquisition of assets that relate to the business of (i) owning, mining, processing, marketing, or transporting coal; (ii) owning, acquiring or leasing coal reserves; and (iii) growing, harvesting, or selling timber. With respect to any other business opportunities, neither we nor PVR are prohibited from engaging in any business, even if we and PVR would have a conflict of interest with respect to such other business opportunity. Please read “Certain Relationships and Related Transactions” and “Conflicts of Interest and Fiduciary Duties.”

Penn Virginia Corporation is not limited in its ability to compete with us or PVR, except to the extent it is restricted from competing with PVR pursuant to the omnibus agreement. Competition from Penn Virginia Corporation poses conflicts of interest for us and PVR, and may limit our and PVR’s ability to acquire additional assets or businesses which in turn could adversely affect our or PVR’s results of operations and cash available for distribution.

Penn Virginia Corporation is not restricted in its ability to compete with us. In addition, Penn Virginia Corporation is not restricted in its ability to compete with PVR except with respect to coal and timber opportunities as provided in the omnibus agreement described above. Furthermore, Penn Virginia Corporation’s obligations under the omnibus agreement terminate if Penn Virginia Corporation ceases to control PVR or if there is a change of control of Penn Virginia Corporation. If Penn Virginia Corporation competes with us or PVR, our or PVR’s results of operations and cash available for distribution may be adversely affected.

Our partnership agreement limits our general partner’s fiduciary duties to us and contains provisions that reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner. It will be difficult for a unitholder to challenge a resolution of a conflict of interest by our general partner or by its conflicts committee.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of our partnership or amendment to our partnership agreement;

•	provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decisions were in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the audit and conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships among the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•	provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

In order to become a limited partner of our partnership, our unitholders are required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

We may face conflicts of interest in the allocation of administrative time among Penn Virginia Corporation’s businesses, PVR’s business and our business.

Our general partner shares administrative personnel with Penn Virginia Corporation and PVR’s general partner to operate Penn Virginia Corporation’s business, our businesses and PVR’s business. Our general partner’s officers, who are also the officers of PVR’s general partner and/or Penn Virginia Corporation, will have responsibility for overseeing the allocation of time spent by administrative personnel on our behalf and on behalf of PVR and/or Penn Virginia Corporation. These officers face conflicts regarding these time allocations that may adversely affect our or PVR’s results of operations, cash flows, and financial condition. These allocations may not necessarily be the result of arms-length negotiations among Penn Virginia Corporation, PVR’s general partner and our general partner.

Our general partner has a call right that may require you to sell your common units at an undesirable time or price.

If at any time more than 90% of our outstanding units are owned by our general partner and its affiliates, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the remaining units held by unaffiliated persons at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90 day period preceding the date such notice is first mailed. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, affiliates of our general partner will own 83.3% of our common units. For additional information about the call right, please read “Description of Our Partnership Agreement—Limited Call Right.”

Our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders.

Our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders. If our general partner at any time decided to incur debt and secures its obligations or indebtedness by all or substantially all of our assets, and if our general partner is unable to satisfy such obligations or repay such indebtedness, the lenders could seek to foreclose on our assets. The lenders may also sell all or substantially all of our assets under such foreclosure or other realization upon those encumbrances without prior approval of our unitholders, which would adversely affect the price of our common units.

Risks Related to PVR’s Business

Because we are entirely dependent on the distributions we receive from PVR, risks to PVR’s operations are also risks to us. We have set forth below risks to PVR’s business and operations, the occurrence of which could negatively impact PVR’s financial performance and decrease the amount of cash it is able to distribute to us.

If PVR’s lessees do not manage their operations well, their production volumes and PVR’s coal royalty revenues could decrease.

PVR depends on its lessees to effectively manage their operations on its properties. PVR’s lessees make their own business decisions with respect to their operations, including decisions relating to:

•	the method of mining;

•	credit review of their customers;

•	marketing of the coal mined;

•	coal transportation arrangements;

•	negotiations with unions;

•	employee wages;

•	permitting;

•	surety bonding; and

•	mine closure and reclamation.

If PVR’s lessees do not manage their operations well, their production could be reduced, which would result in lower coal royalty revenues to us and could adversely affect PVR’s ability to make its quarterly distributions.

The coal mining operations of PVR’s lessees are subject to numerous operational risks that could result in lower coal royalty revenues.

PVR’s coal royalty revenues are largely dependent on the level of production from its coal reserves achieved by its lessees. The level of PVR’s lessees’ production is subject to operating conditions or events beyond their or its control, including:

•	the inability to acquire necessary permits;

•	changes or variations in geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;

•	changes in governmental regulation of the coal industry;

•	mining and processing equipment failures and unexpected maintenance problems;

•	adverse claims to title or existing defects of title;

•	interruptions due to power outages;

•	adverse weather and natural disasters, such as heavy rains and flooding;

•	labor-related interruptions;

•	employee injuries or fatalities; and

•	fires and explosions.

These conditions may increase PVR’s lessees’ cost of mining and delay or halt production at particular mines for varying lengths of time. Any interruptions to the production of coal from PVR’s reserves could reduce its coal royalty revenues and adversely affect its ability to make its quarterly distributions.

In addition, PVR’s coal royalty revenues are based upon sales of coal by its lessees to their customers. If PVR’s lessees do not receive payments for delivered coal on a timely basis from their customers, their cash flow would be adversely affected, which could cause its cash flow to be adversely affected and could adversely affect its ability to make its quarterly distributions.

A substantial or extended decline in coal prices could reduce PVR’s coal royalty revenues and the value of PVR’s coal reserves.

A substantial or extended decline in coal prices from recent levels could have a material adverse effect on PVR’s lessees’ operations and on the quantities of coal that may be economically produced from its properties. This, in turn, could reduce its coal royalty revenues, PVR’s coal services revenues and the value of its coal reserves. Additionally, volatility in coal prices could make it difficult to estimate with precision the value of its coal reserves and any coal reserves that PVR may consider for acquisition.

PVR depends on a limited number of primary operators for a significant portion of its coal royalty revenues and the loss of or reduction in production from any of PVR’s major lessees could reduce its coal royalty revenues.

PVR depends on a limited number of primary operators for a significant portion of its coal royalty revenues. During 2005, five primary operators, each with multiple leases, accounted for 78% of PVR’s coal royalty revenues. If any of these operators enters bankruptcy or decides to cease operations or significantly reduce PVR’s production, PVR’s coal royalty revenues could be reduced.

A failure on the part of PVR’s lessees to make coal royalty payments could give PVR the right to terminate the lease, repossess the property or obtain liquidation damages and/or enforce payment obligations under the lease. If PVR repossessed any of its properties, PVR would seek to find a replacement lessee. PVR may not be able to find a replacement lessee and, if it finds a replacement lessee, PVR may not be able to enter into a new lease on favorable terms within a reasonable period of time. In addition, the outgoing lessee could be subject to bankruptcy proceedings that could further delay the execution of a new lease or the assignment of the existing lease to another operator. If PVR enters into a new lease, the replacement operator might not achieve the same levels of production or sell coal at the same price as the lessee it replaced. In addition, it may be difficult for PVR to secure new or replacement lessees for small or isolated coal reserves, since industry trends toward consolidation favor larger-scale, higher technology mining operations to increase productivity rates.

PVR’s coal business will be adversely affected if PVR is unable to replace or increase its coal reserves through acquisitions.

Because its reserves decline as its lessees mine its coal, PVR’s future success and growth depends, in part, upon its ability to acquire additional coal reserves that are economically recoverable. If PVR is unable to negotiate purchase contracts to replace or increase its coal reserves on acceptable terms, its coal royalty revenues will decline as its coal reserves are depleted. In addition, if PVR is unable to successfully integrate the companies, businesses or properties it is able to acquire, its coal royalty revenues may decline and PVR could, therefore, experience a material adverse effect on its business, financial condition or results of operations. If PVR acquires additional coal reserves, there is a possibility that any acquisition could be dilutive to earnings and reduce its ability to make distributions to unitholders or to pay interest on, or the principal of, its debt obligations. Any debt PVR incurs to finance an acquisition may similarly affect its ability to make distributions to unitholders or to pay interest on, or the principal of, its debt obligations. PVR’s ability to make acquisitions in the future also could be limited by restrictions under its existing or future debt agreements, competition from other coal companies for attractive properties or the lack of suitable acquisition candidates.

PVR’s lessees could satisfy obligations to their customers with coal from properties other than PVR’s, depriving PVR of the ability to receive amounts in excess of the minimum coal royalty payments.

PVR does not control its lessees’ business operations. Its lessees’ customer supply contracts do not generally require its lessees to satisfy their obligations to their customers with coal mined from its reserves. Several factors may influence a lessee’s decision to supply its customers with coal mined from properties PVR does not own or lease, including the royalty rates under the lessee’s lease with PVR, mining conditions, transportation costs and availability and customer coal specifications. If a lessee satisfies its obligations to its customers with coal from properties PVR does not own or lease, production under its lease will decrease, and PVR will receive lower coal royalty revenues.

Competition within the coal industry may adversely affect the ability of PVR’s lessees to sell coal at high prices, which could reduce PVR’s coal royalty revenues.

The coal industry is intensely competitive primarily as a result of the existence of numerous producers. PVR’s lessees compete with coal producers in various regions of the United States for domestic sales. The industry has undergone significant consolidation that has led to some of the competitors of its lessees having significantly larger financial and operating resources than most of its lessees. PVR’s lessees compete on the basis of coal price at the mine, coal quality (including sulfur content), transportation cost from the mine to the customer and the reliability of supply. Continued demand for PVR’s coal and the prices that its lessees obtain are also affected by demand for electricity, demand for metallurgical coal, access to transportation, environmental and government regulations, technological developments and the availability and price of alternative fuel supplies, including nuclear, natural gas, oil and hydroelectric power. Demand for PVR’s low sulfur coal and the prices its lessees will be able to obtain for it will also be affected by the price and availability of high sulfur coal, which can be marketed in tandem with emissions allowances that permit the high sulfur coal to meet federal Clean Air Act requirements. Competition among coal producers could result in excess production capacity in the industry, resulting in downward pressure on prices. Declining prices reduce PVR’s coal royalty revenues and adversely affect its ability to make distributions to unitholders and to service its debt obligations.

Fluctuations in transportation costs and the availability or reliability of transportation could reduce the production of coal mined from PVR’s properties.

Transportation costs represent a significant portion of the total cost of coal for the customers of PVR’s lessees. Increases in transportation costs could make coal a less competitive source of energy or could make coal produced by some or all of its lessees less competitive than coal produced from other sources. On the other hand, significant decreases in transportation costs could result in increased competition for its lessees from coal producers in other parts of the country.

PVR’s lessees depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to their customers. Disruption of these transportation services due to weather-related problems, strikes, lockouts, bottlenecks and other events could temporarily impair the ability of its lessees to supply coal to their customers. PVR’s lessees’ transportation providers may face difficulties in the future and impair the ability of its lessees to supply coal to their customers, thereby resulting in decreased coal royalty revenues to PVR.

PVR’s lessees could experience labor disruptions, and PVR’s lessees’ workforces could become increasingly unionized in the future.

Two of PVR’s lessees each have one mine operated by unionized employees. One of these mines was PVR’s second largest mine on the basis of coal reserves as of December 31, 2005. All of PVR’s lessees could become increasingly unionized in the future. If some or all of PVR’s lessees’ non-unionized operations were to become unionized, it could adversely affect their productivity and increase the risk of work stoppages. In addition, PVR’s lessees’ operations may be adversely affected by work stoppages at unionized companies, particularly if union workers were to orchestrate boycotts against its lessees’ operations. Any further unionization of PVR’s lessees’ employees could adversely affect the stability of production from its reserves and reduce its coal royalty revenues.

PVR’s coal reserve estimates depend on many assumptions that may be inaccurate, which could materially adversely affect the quantities and value of PVR’s coal reserves.

PVR’s estimates of its coal reserves may vary substantially from the actual amounts of coal its lessees may be able to economically recover. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond its control. Estimates of coal reserves necessarily depend upon a number of variables and assumptions, any one of which may, if incorrect, result in an estimate that varies considerably from actual results. These factors and assumptions relate to:

•	geological and mining conditions, which may not be fully identified by available exploration;

•	the amount of ultimately recoverable coal in the ground;

•	the effects of regulation by governmental agencies; and

•	future coal prices, operating costs, capital expenditures, severance and excise taxes and development and reclamation costs.

Actual production, revenues and expenditures with respect to PVR’s coal reserves will likely vary from estimates, and these variations may be material. As a result, you should not place undue reliance on the coal reserve data provided by PVR.

Any change in fuel consumption patterns by electric power generators away from the use of coal could affect the ability of PVR’s lessees to sell the coal they produce and thereby reduce PVR’s coal royalty revenues.

According to the U.S. Department of Energy, domestic electric power generation accounts for approximately 90% of domestic coal consumption. The amount of coal consumed for domestic electric power generation is affected primarily by the overall demand for electricity, the price and availability of competing fuels for power plants such as nuclear, natural gas, fuel oil and hydroelectric power and environmental and other governmental regulations. PVR believes that most new power plants will be built to produce electricity during peak periods of demand. Many of these new power plants will likely be fired by natural gas because of lower construction costs compared to coal-fired plants and because natural gas is a cleaner burning fuel. The increasingly stringent requirements of the Clean Air Act may result in more electric power generators shifting from coal to natural gas-fired power plants. See “Business of Penn Virginia Resource Partners, L.P.—Government Regulation and Environmental Matters Related to PVR’s Operations.”

Extensive environmental laws and regulations affecting electric power generators could have corresponding effects on the ability of PVR’s lessees to sell the coal they produce and thereby reduce PVR’s coal royalty revenues.

Federal, state and local laws and regulations extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, mercury and other compounds emitted into the air from electric power plants, which are the ultimate consumers of the coal PVR’s lessees produce. These laws and regulations can require significant emission control expenditures for many coal-fired power plants, and various new and proposed laws and regulations may require further emission reductions and associated emission control expenditures. There is also continuing pressure on state and federal regulators to impose limits on carbon dioxide emissions from electric power plants, particularly coal-fired power plants. As a result of these current and proposed laws, regulations and trends, electricity generators may elect to switch to other fuels that generate less of these emissions, possibly further reducing demand for the coal that PVR’s lessees produce and thereby reducing its coal royalty revenues. See “Business of Penn Virginia Resource Partners, L.P.—Government Regulation and Environmental Matters Related to PVR’s Operations.”

Delays in PVR’s lessees obtaining mining permits and approvals, or the inability to obtain required permits and approvals, could have an adverse effect on its coal royalty revenues.

Mine operators, including PVR’s lessees, must obtain numerous permits and approvals that impose strict conditions and obligations relating to various environmental and safety matters in connection with coal mining. The permitting rules are complex and can change over time. The public has the right to comment on permit applications and otherwise participate in the permitting process, including through court intervention. Accordingly, permits required by PVR’s lessees to conduct operations may not be issued, maintained or renewed, or may not be issued or renewed in a timely fashion, or may involve requirements that restrict PVR’s lessees’ ability to economically conduct their mining operations. Limitations on PVR’s lessees’ ability to conduct their mining operations due to the inability to obtain or renew necessary permits could have an adverse effect on its coal royalty revenues. See “Business of Penn Virginia Resource Partners, L.P.—Government Regulation and Environmental Matters Related to PVR’s Operations.”

PVR’s lessees’ mining operations are subject to extensive and costly laws and regulations, and such current and future laws and regulations could increase operating costs and limit its lessees’ ability to produce coal, which could have an adverse effect on PVR’s coal royalty revenues.

PVR’s lessees are subject to numerous and detailed federal, state and local laws and regulations affecting coal mining operations, including laws and regulations pertaining to employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. Numerous governmental permits and approvals are required for mining operations. PVR’s lessees are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be significant and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new laws or regulations (or judicial interpretations of existing laws and regulations) may be adopted in the future that could materially affect PVR’s lessees’ mining operations, either through direct impacts such as new requirements impacting its lessees’ existing mining operations, or indirect impacts such as new laws and regulations that discourage or limit coal consumers’ use of coal. Any of these direct or indirect impacts could have an adverse effect on PVR’s coal royalty revenues. See “Business of Penn Virginia Resource Partners, L.P.—Government Regulation and Environmental Matters Related to PVR’s Operations.”

Because of extensive and comprehensive regulatory requirements, violations during mining operations are not unusual in the industry and, notwithstanding compliance efforts, PVR does not believe violations by its lessees can be eliminated completely. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens and, to a lesser extent, the issuance of injunctions to limit or cease operations. PVR’s lessees may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from their operations. If its lessees are required to pay these costs and liabilities and if their financial viability is affected by doing so, then their mining operations and, as a result, PVR’s coal royalty revenues and its ability to make distributions to us, could be adversely affected.

Recent mining accidents in West Virginia and Kentucky have received national attention and instigated responses at the state and national level that have resulted in increased scrutiny of current safety practices and procedures at all mining operations, particularly underground mining operations. In January 2006, West Virginia passed a law imposing stringent new mine safety and accident reporting requirements and increased civil and criminal penalties for violations of mine safety laws. On March 7, 2006, New Mexico Governor Bill Richardson signed into law an expanded miner safety program including more stringent requirements for accident reporting and the installation of additional mine safety equipment at underground mines. Similarly, on April 27, 2006, Kentucky Governor Ernie Fletcher signed mine safety legislation that includes requirements for increased inspections of underground mines and additional mine safety equipment and authorizes the assessment of penalties of up to $5,000 per incident for violations of mine ventilation or roof control requirements.

On June 15, 2006, the President signed new mining safety legislation that mandates similar improvements in mine safety practices, increases civil and criminal penalties for non-compliance, requires the creation of additional mine rescue teams, and expands the scope of federal oversight, inspection and enforcement activities. Earlier, the federal Mine Safety Health Administration announced the promulgation of new emergency rules on mine safety that took effect immediately upon their publication in the Federal Register on March 9, 2006. These rules address mine safety equipment, training, and emergency reporting requirements. Implementing and complying with these new laws and regulations could adversely affect PVR’s lessees’ coal production and could therefore have an adverse affect on PVR’s coal royalty revenues and its ability to make distributions to us.

The success of PVR’s midstream business depends upon its ability to find and contract for new sources of natural gas supply.

In order to maintain or increase throughput levels on PVR’s gathering systems and asset utilization rates at its processing plants, PVR must contract for new natural gas supplies. The primary factors affecting PVR’s ability to connect new supplies of natural gas to its gathering systems include the level of drilling activity creating new gas supply near its gathering systems, PVR’s success in contracting for existing natural gas supplies that are not committed to other systems and PVR’s ability to expand and increase the capacity of its systems. PVR may not be able to obtain additional contracts for natural gas supplies.

Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. PVR has no control over the level of drilling activity in its areas of operations, the amount of reserves underlying the wells and the rate at which production from a well will decline. In addition, PVR has no control over producers or their production decisions, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, the level of reserves, geological considerations, governmental regulation and the availability and cost of capital.

PVR’s midstream assets, including its gathering systems and processing plants, are connected to natural gas reserves and wells for which the production will naturally decline over time. PVR’s cash flows associated with these systems will decline unless it is able to secure new supplies of natural gas by connecting additional production to these systems. A material decrease in natural gas production in PVR’s areas of operation, as a result of depressed commodity prices or otherwise, would result in a decline in the volume of natural gas PVR handles, which would reduce its revenues and operating income. In addition, PVR’s future growth will depend, in part, upon whether it can contract for additional supplies at a greater rate than the rate of natural decline in PVR’s currently connected supplies.

PVR may not be able to retain existing customers or acquire new customers, which would reduce its revenues and limit its future profitability.

The renewal or replacement of existing contracts with PVR’s customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond its control, including competition from other pipelines, and the price of, and demand for, natural gas in the markets it serves.

The profitability of PVR’s midstream business is dependent upon prices and market demand for natural gas and natural gas liquids, which are beyond PVR’s control and have been volatile.

PVR is subject to significant risks due to fluctuations in natural gas commodity prices. During 2005, PVR generated a majority of its gross margin from two types of contractual arrangements under which its margin is exposed to increases and decreases in the price of natural gas and natural gas liquids (or NGLs)—percentage-of-proceeds and keep-whole arrangements. See “Business of Penn Virginia Resource Partners, L.P.—PVR’s Contracts—Natural Gas Midstream Segment.”

Virtually all of the natural gas gathered on PVR’s Crescent System and Hamlin System is contracted under percentage-of-proceeds arrangements. The natural gas gathered on PVR’s Beaver System is contracted primarily under either percentage-of proceeds or gas purchase/keep-whole arrangements. Under both types of arrangements, PVR provides gathering and processing services for natural gas received. Under percentage-of-proceeds arrangements, PVR generally sells the NGLs produced from the processing operations and the remaining residue gas at market prices and remits to the producers an agreed upon percentage of the proceeds based upon an index price for the gas and the price received for the NGLs. Under these percentage-of-proceeds arrangements, revenues and gross margins decline when natural gas prices and NGL prices decrease. Accordingly, a decrease in the price of natural gas or NGLs could have a material adverse effect on PVR’s results of operations. Under gas purchase/keep-whole arrangements, PVR generally buys natural gas from producers based upon an index price and then sells the NGLs and the remaining residue gas to third parties at market prices. Because the extraction of the NGLs from the natural gas during processing reduces the volume of natural gas available for sale, profitability is dependent on the value of those NGLs being higher than the value of the volume of gas reduction or “shrink.” Under these arrangements, revenues and gross margins decrease when the price of natural gas increases relative to the price of NGLs. Accordingly, a change in the relationship between the price of natural gas and the price of NGLs could have a material adverse effect on PVR’s results of operations.

In the past, the prices of natural gas and NGLs have been extremely volatile, and PVR expects this volatility to continue. The markets and prices for residue gas and NGLs depend upon factors beyond PVR’s control. These factors include demand for oil, natural gas and NGLs, which fluctuates with changes in market and economic conditions, and other factors, including:

•	the impact of weather on the demand for oil and natural gas;

•	the level of domestic oil and natural gas production;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and gas producing nations;

•	the availability of local, intrastate and interstate transportation systems;

•	the availability and marketing of competitive fuels;

•	the impact of energy conservation efforts; and

•	the extent of governmental regulation and taxation.

PVR encounters competition from other midstream companies.

PVR experiences competition in all of its midstream markets. Competition is based on many factors, including geographic proximity to production, costs of connection, available capacity, rates and access to markets. PVR’s competitors include major integrated oil companies, interstate and intrastate pipelines and companies that gather, compress, process, transport and market natural gas. Many of its competitors have greater financial resources and access to larger natural gas supplies than does PVR.

Expanding PVR’s midstream business by constructing new gathering systems, pipelines and processing facilities subjects PVR to construction risks.

One of the ways PVR may grow its midstream business is through the construction of additions to existing gathering, compression and processing systems. The construction of a new gathering system or pipeline, the expansion of an existing pipeline through the addition of new pipe or compression and the construction of new processing facilities involve numerous regulatory, environmental, political and legal uncertainties beyond PVR’s control and require the expenditure of significant amounts of capital. If PVR undertakes these projects, they may not be completed on schedule, or at all, or at the budgeted cost. Moreover, PVR’s revenues may not increase immediately upon the expenditure of funds on a particular project. For example, the construction of gathering facilities requires the expenditure of significant amounts of capital, which may exceed PVR’s estimates. Generally, it may have only limited natural gas supplies committed to these facilities prior to their construction. Moreover, PVR may construct facilities to capture anticipated future growth in production in a region in which anticipated production growth does not materialize. As a result, there is the risk that new facilities may not be able to attract enough natural gas to achieve PVR’s expected investment return, which could adversely affect its financial position or results of operations and its ability to make distributions to us.

If PVR is unable to obtain new rights-of-way or the cost of renewing existing rights-of-way increases, then it may be unable to fully execute its growth strategy and its cash flows could be reduced.

The construction of additions to PVR’s existing gathering assets may require PVR to obtain new rights-of-way before constructing new pipelines. PVR may be unable to obtain rights-of-way to connect new natural gas supplies to its existing gathering lines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for PVR to obtain new rights-of-way or to renew existing rights-of-way. If the cost of obtaining new rights-of-way or renewing existing rights-of-way increases, then PVR’s cash flows could be reduced.

PVR is exposed to the credit risk of its coal lessees and midstream customers, and nonpayment or nonperformance by PVR’s lessees or customers could reduce its cash flows.

PVR is subject to risk of loss resulting from nonpayment or nonperformance by its coal lessees or midstream customers. For 2005, four coal lessees represented approximately 60% of its total coal segment revenues and 13% of its total consolidated revenues. In addition, PVR depends on a limited number of customers for a significant portion of its midstream revenue. For 2005, two customers represented 46% of its total natural gas midstream revenues and 35% of its total consolidated revenues. Any nonpayment or nonperformance by PVR’s coal lessees and midstream customers could reduce its cash flows.

Any reduction in the capacity of, or the allocations to, PVR in interconnecting third-party pipelines could cause a reduction of volumes processed, which would adversely affect PVR’s revenues and cash flow.

PVR is dependent upon connections to third-party pipelines to receive and deliver residue gas and NGLs. Any reduction of capacities of these interconnecting pipelines due to testing, line repair, reduced operating pressures or other causes could result in reduced volumes gathered and processed in PVR’s midstream facilities. Similarly, if additional shippers begin transporting volumes of residue gas and NGLs on interconnecting pipelines, its allocations in these pipelines would be reduced. Any reduction in volumes gathered and processed in PVR’s facilities would adversely affect its revenues and cash flow.

Natural gas hedging transactions may limit PVR’s potential gains and involve other risks.

In order to manage PVR’s exposure to price risks in the marketing of its natural gas and NGLs, PVR periodically enters into natural gas and NGL price hedging arrangements with respect to a portion of its expected production. PVR’s hedges are limited in duration, usually for periods of two years or less. However, in connection with acquisitions, sometimes PVR’s hedges are for longer periods. While intended to reduce the effects of volatile natural gas and NGL prices, such transactions may limit PVR’s potential gains if natural gas or NGL prices were to rise over the price established by the hedging arrangements. In trying to maintain an appropriate balance, it may end up hedging too much or too little, depending upon how natural gas or NGL prices fluctuate in the future. We cannot assure you that PVR’s hedging transactions will reduce the risk or minimize the effect of any decline in natural gas or NGL prices.

In addition, hedging transactions may expose PVR to the risk of financial loss in certain circumstances, including instances in which:

•	PVR’s production is less than expected;

•	there is a widening of price basis differentials between delivery points for PVR’s production and the delivery point assumed in the hedge arrangement;

•	the counterparties to PVR’s futures contracts fail to perform under the contracts; or

•	a sudden, unexpected event materially impacts natural gas or NGL prices.

In addition, hedging transactions using derivative instruments involve basis risk. Basis risk in a hedging contract occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset is based, thereby making the hedge less effective. For example, a NYMEX index used for hedging certain volumes of production may have more or less variability than the regional price index used for the sale of that production.

PVR’s natural gas midstream business involves many hazards and operational risks, some of which may not be fully covered by insurance.

PVR’s midstream operations are subject to the many hazards inherent in the gathering, compression, treating, processing and transportation of natural gas and NGLs, including:

•	damage to pipelines, related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction and farm equipment;

•	leaks of natural gas, NGLs and other hydrocarbons; and

•	fires and explosions.

These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of PVR’s related operations. PVR’s midstream operations are concentrated in Texas and Oklahoma, and a natural disaster or other hazard affecting these areas could have a material adverse effect on PVR’s operations. PVR is not fully insured against all risks incident to its midstream business. PVR does not have property insurance on all of its underground pipeline systems that would cover damage to the pipelines. PVR is not insured against all environmental accidents that might occur, other than those considered to be sudden and accidental. If a significant accident or event occurs that is not fully insured, it could adversely affect PVR’s operations and financial condition.

Federal, state or local regulatory measures could adversely affect PVR’s natural gas midstream business.

PVR owns and operates an 11-mile interstate natural gas pipeline that, pursuant to the Natural Gas Act of 1938 (or the NGA), is subject to the jurisdiction of the Federal Energy Regulatory Commission’s (or the FERC). The FERC has granted PVR waivers of various requirements otherwise applicable to conventional FERC-jurisdictional pipelines, including the obligation to file a tariff governing rates, terms and conditions of open access transportation service. The FERC has determined that PVR will have to comply with the filing requirements if the natural gas company ever desires to apply for blanket transportation authority to transport third-party gas on the 11-mile pipeline. We cannot assure you that the FERC will maintain these PVR waivers.

PVR’s natural gas gathering facilities generally are exempt from the FERC’s jurisdiction under the NGA, but FERC regulation nevertheless could significantly affect PVR’s gathering business and the market for its services. In recent years, the FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines into which PVR’s gathering pipelines deliver. However, we cannot assure you that the FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity.

In Texas, PVR’s gathering facilities are subject to regulation by the Texas Railroad Commission, which has the authority to ensure that rates, terms and conditions of gas utilities, including certain gathering facilities, are just and reasonable and not discriminatory. PVR’s operations in Oklahoma are regulated by the Oklahoma Corporation Commission, which prohibits PVR from charging any unduly discriminatory fees for its gathering services. PVR cannot predict whether PVR’s gathering rates will be found to be unjust, unreasonable or unduly discriminatory.

PVR is subject to ratable take and common purchaser statutes in Texas and Oklahoma. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes have the effect of restricting PVR’s right as an owner of gathering facilities to decide with whom it contracts to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states, and Texas and Oklahoma have adopted complaint-based regulation that generally allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering rates and access. We cannot assure you that federal and state authorities will retain their current regulatory policies in the future.

Texas and Oklahoma administer federal pipeline safety standards under the Natural Gas Pipeline Safety Act of 1968, as amended (or the NGPSA), which requires certain pipelines to comply with safety standards in constructing and operating the pipelines, and subjects pipelines to regular inspections. In response to recent pipeline accidents, Congress and the U.S. Department of Transportation have recently instituted heightened pipeline safety requirements. Certain of PVR’s gathering facilities are exempt from these federal pipeline safety requirements under the rural gathering exemption. We cannot assure you that the rural gathering exemption will be retained in its current form in the future.

Failure to comply with applicable regulations under the NGA, NGPSA and certain state laws can result in the imposition of administrative, civil and criminal remedies.

PVR’s natural gas midstream business is subject to extensive environmental regulation.

Many of the operations and activities of PVR’s gathering systems, plants and other facilities are subject to significant federal, state and local environmental laws and regulations. These include, for example, laws and regulations that impose obligations related to air emissions and discharge of wastes from its facilities and the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by Cantera or locations to which it has sent wastes for disposal. These laws and regulations can restrict or impact PVR’s business activities in many ways, including restricting the manner in which it disposes of substances, requiring pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions, requiring remedial action to remove or mitigate contamination, and requiring capital expenditures to comply with control requirements. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where substances and wastes have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of substances or wastes into the environment.

There is inherent risk of the incurrence of environmental costs and liabilities in PVR’s midstream business due its handling of natural gas and other petroleum products, air emissions related to its midstream operations, historical industry operations, waste disposal practices and Cantera’s prior use of natural gas flow meters containing mercury. For example, an accidental release from one of PVR’s pipelines or processing facilities could subject it to substantial liabilities arising from environmental cleanup, restoration costs and natural resource damages, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase PVR’s compliance costs and the cost of any remediation that may become necessary. PVR may incur material environmental costs and liabilities. Insurance may not provide sufficient coverage in the event an environmental claim is made.

Tax Risks to Our Common Unitholders

In addition to reading the following risk factors, you should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

If we or PVR were to become subject to entity-level taxation for federal or state tax purposes, then our cash available for distribution to you would be substantially reduced.

The value of our investment in PVR depends largely on PVR being treated as a partnership for federal income tax purposes, which requires that 90% or more of PVR’s gross income for every taxable year consist of qualifying income, as defined in Section 7704 of the Internal Revenue Code. PVR may not meet this requirement or current law may change so as to cause, in either event, PVR to be treated as a corporation for federal income tax purposes or otherwise subject to federal income tax. Moreover, the anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service, or IRS, on this or any other matter affecting us.

If PVR were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to us would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to us. As a result, there would be a material reduction in our anticipated cash flow and distributions to unitholders, likely causing a substantial reduction in the value of our units.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our units.

Current law may change, causing us or PVR to be treated as a corporation for federal income tax purposes or otherwise subjecting us or PVR to entity level taxation. In addition, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. For example, PVR will be subject to a new entity level tax on the portion of its income that is generated in Texas beginning in its tax year that ends December 31, 2007. Imposition of such tax on us or PVR by Texas, or any other state, will reduce our cash available for distribution to you.

PVR’s partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects PVR to taxation as a corporation or otherwise subjects PVR to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on PVR. Likewise, our cash distributions to you will be reduced if we or PVR is subjected to any form of such an entity-level taxation.

If the IRS contests the federal income tax positions that we or PVR take, it may adversely affect the market for our common units or PVR limited partner units, and the costs of any contest will reduce cash available for distribution to our unitholders.

We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter that affects us. Moreover, PVR has not requested any ruling from the IRS with respect to its treatment as a partnership for federal income tax purposes or any other matter that affects it. The IRS may adopt positions that differ from the positions we or PVR take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we or PVR take. A court may disagree with some or all of the positions we or PVR take. Any contest with the IRS may materially and adversely impact the market for our common units or PVR’s limited partner units and the price at which they trade. In addition, the cost of any contest between PVR and the IRS will result in a reduction in cash available for distribution to PVR unitholders and thus indirectly by us, as a unitholder and as the owner of the general partner of PVR. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income which could be different in amount than the cash we distribute, you will be required to pay any federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the tax liability that results from the taxation of your share of our taxable income.

Tax gain or loss on disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and the adjusted tax basis in those common units. Prior distributions to you in excess of the total net taxable income allocated to you, which decreased the tax basis in your common units, will, in effect, become taxable income to you if the common units are sold at a price greater than your tax basis in those common units, even if the price you receive is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to such a unitholder. Distributions to non-U.S. persons will be reduced by withholding taxes imposed at the highest effective applicable tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

We treat each purchaser of our common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audits of and adjustments to our unitholders’ tax returns.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have been terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A sale or exchange would occur, for example, if we sold our business or merged with another company, or if any of our unitholders, including Penn Virginia Corporation or any of its affiliates, sold or transferred their partnership interests in us. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Consequences—Disposition of Units—Constructive Termination” for a description of the consequences of our termination for federal income tax purposes.

Our ratio of taxable income to cash distributions will be much greater than the ratio applicable to holders of common units in PVR.

Our ratio of taxable income to cash distributions will be much greater than the ratio applicable to holders of common units in PVR. Other holders of common units in PVR will receive remedial allocations of deductions from PVR. Although we will receive remedial allocations of deductions from PVR, remedial allocations of deductions to us will be very limited. In addition, our ownership of PVR incentive distribution rights will cause more taxable income to be allocated to us from PVR than will be allocated to holders who hold only common units in PVR. If PVR is successful in increasing its distributions over time, our income allocations from our PVR incentive distribution rights will increase, and, therefore, our ratio of taxable income to cash distributions will increase. Because our ratio of taxable income to cash distributions will be greater than the ratio applicable to holders of common units in PVR, your allocable taxable income will be significantly greater than that of a holder of common units in PVR who receives cash distributions from PVR equal to the cash distributions you receive from us.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we or PVR do business or own property now or in the future, even if our unitholders do not reside in any of those jurisdictions. Our unitholders likely will be required to file state and local income tax returns and pay state and local income taxes in some or all of these jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. It is the responsibility of each unitholder to file all United States federal, state and local tax returns that may be required of such unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $110.3 million from the sale of 6,000,000 common units offered by this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $9.7 million payable by us. We will use the net proceeds from this offering to:

•	purchase in a private placement from PVR 3,886,875 Class B units representing limited partner interests in PVR; and

•	make a capital contribution to PVR to maintain our 2% general partner interest.

If the underwriters exercise their option to purchase additional common units from us in full, we expect to receive additional net proceeds of approximately $16.8 million. We will use any net proceeds from the exercise of the underwriters’ option to purchase additional common units, to purchase additional Class B units from PVR and make an additional capital contribution to PVR to maintain our 2% general partner interest.

The foregoing assumes (i) an initial public offering price for our common units of $20.00 per unit and (ii) a purchase price of $27.81 per Class B unit, which is the last reported sales price on the NYSE per PVR common unit on July 5, 2006. We expect that the actual price we will pay per Class B unit will be equal to the volume weighted average market price per PVR common unit for the ten trading days prior to the pricing of our initial public offering. For a description of the terms of the Class B units, please read “Material Provisions of the Partnership Agreement of Penn Virginia Resource Partners, L.P.—Subordinated Units and Class B Units.”

PVR will use the net proceeds from the sale of the Class B units and the related general partner contribution to repay borrowings under its credit facility. As of June 30, 2006, PVR has outstanding borrowings of $237 million under its credit facility. The borrowings were incurred to finance PVR’s acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—PVR’s Recent Acquisitions and Investments.” Borrowings under the credit facility currently bear interest at a rate of 6.4% per annum and are due and payable in March 2010.

An increase or decrease of $1.00 in the assumed public offering price per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions and offering expenses payable by us, to increase or decrease, as the case may be, by approximately $5.6 million. An increase or decrease of $1.00 in the purchase price per Class B unit would cause an increase or decrease, as the case may be, in the number of Class B units we purchase from PVR of 134,914 Class B units, which would result in the aggregate annual distributions to us from PVR to increase or decrease, as the case may be, by approximately $0.2 million based on PVR’s current quarterly distribution of $0.35 per unit. The as adjusted information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2006:

•	on a consolidated historical basis for Penn Virginia Resource GP, LLC;

•	as adjusted to give effect to:

•	the transactions contemplated by the Contribution Agreement described in this prospectus;

•	the sale of 6,000,000 common units in this offering and the application of the net proceeds to purchase PVR’s Class B units and make a capital contribution to PVR, as described in “Use of Proceeds;” and

•	the use of the funds received from us by PVR to repay amounts outstanding under its credit facility.

The historical financial data of Penn Virginia Resource GP, LLC presented in the table below is derived from and should be read in conjunction with Penn Virginia Resource GP, LLC’s historical financial statements, including the accompanying notes, included elsewhere in this prospectus.

	As of March 31, 2006
	Actual	As Adjusted (a)
	(in thousands)
Cash and cash equivalents	$9,110	$9,110

PVR revolving credit facility	172,000	61,700
PVR senior notes	79,702	79,702

Total debt, including current portion	251,702	141,402

Minority interests in Penn Virginia Resource Partners, L.P.	322,539	327,705

Equity:
Member’s equity of Penn Virginia Resource GP, LLC	(33,643)	—
Partners’ equity of Penn Virginia GP Holdings, L.P.	—	70,227
Unrealized loss on derivatives	(6,697)	(6,697)
Unearned compensation	(3,332)	(3,332)

Total equity	(43,672)	60,198

Total capitalization	$530,569	$529,305

(a)	Assumes an initial public offering price of our common units of $20.00 per unit and reflects net proceeds from this offering of approximately $110.3 million, after deducting approximately $9.7 million of underwriters’ commissions, fees and expenses payable by us and the application of the proceeds as described in “Use of Proceeds.” PVR will use the proceeds from the sale to us of the Class B units and the related general partner capital contribution to repay indebtedness under its revolving credit facility. A $1.00 increase (decrease) in the assumed public offering price per common unit (a) would increase (decrease) the number of Class B units we purchase from PVR, and as a result, the amount of indebtedness under its credit facility that PVR will repay by $5.6 million, and (b) would increase (decrease) our total partners’ equity by $5.6 million, assuming the number of common units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts, commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

Dilution is the amount by which the offering price paid by purchasers of common units sold in this offering will exceed the net tangible book value per unit after the offering. On a pro forma basis as of March 31, 2006, after giving effect to the offering of our common units at the assumed initial public offering price of $20.00 per common unit and the related transactions (including our purchase of 3,886,875 Class B units of PVR), the net tangible book value of our assets would have been approximately $60.2 million, or $1.67 per common unit. Purchasers of our common units in this offering will experience immediate and substantial dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit	$20.00
Less: Pro forma net tangible book value per common unit after the offering (1)	1.67

Immediate dilution in net tangible book value per common unit to new investors (2)	$18.33

(1)	Determined by dividing the total number of common units to be outstanding after the offering into our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering and the related transactions.
(2)	If the initial public offering price were to increase or decrease by $1.00 per common unit, immediate dilution in net tangible book value per common unit would increase by $1.00 or decrease by $1.00, respectively.

The following table sets forth the number of common units that we will issue and the total consideration contributed to us by our current owner, Penn Virginia Corporation, and its affiliates in respect of their common units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
Current owners	29,954,843	83.3	$(43,672,000)	(57.2)
New investors	6,000,000	16.7	120,000,000	157.2

Total	35,954,843	100.0%	$76,328,000	100.0%

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the more detailed information regarding the factors and assumptions upon which our cash distribution policy is based in “Assumptions and Considerations” below. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and material risks inherent in our and PVR’s business.

For additional information regarding our historical and pro forma operating results, you should refer to our historical financial statements for the years ended December 31, 2004 and 2005 and for the three-month period ended March 31, 2006, and our pro forma financial statements for the year ended December 31, 2005 and the three-month period ended March 31, 2006, each included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy. Our partnership agreement requires us to distribute all of our available cash quarterly. Our available cash is our cash on hand at the end of the quarter after the payment of our expenses and the establishment of cash reserves for future capital expenditures and operational needs, including cash from borrowings. Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our available cash rather than retaining it. It is important that you understand that our cash is generated by our partnership interests in PVR, including the general partner interest, limited partner interests and incentive distribution rights, from which we receive quarterly distributions. Our cash flow is entirely dependent upon the ability of PVR to make cash distributions to its partners. We currently have no independent operations and do not currently intend to conduct operations separate from those of PVR. It is unlikely that we will acquire assets other than partnership interests in PVR and accordingly, we believe we will have relatively low cash requirements for operating expenses and capital investments. Therefore, we believe that our investors are best served by us distributing all of our available cash to our unitholders as described below. Because we are not subject to an entity-level federal income or state tax, we expect to have more cash to distribute to you than would be the case were we subject to tax.

Restrictions and Limitations on Our Ability to Change Our Cash Distribution Policy. There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time. These restrictions include the following:

•	PVR’s cash distribution policy is subject to restrictions on distributions under its debt agreements. Specifically, PVR’s debt agreements contain certain financial tests and covenants that it must satisfy. These financial tests and covenants are described in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt.” Should PVR be unable to comply with the restrictions under its debt agreements, PVR would be prohibited from making cash distributions to us, which in turn would prevent us from making cash distributions to you notwithstanding our stated distribution policy. In the future, PVR may enter into other debt arrangements containing restrictions on making cash distributions, and those restrictions could be more restrictive than the existing restrictions.

•	Similar to PVR’s cash distribution policy, our distribution policy may be subject to certain restrictions on distributions if we later enter into any future debt agreements. We do not have any debt currently outstanding and, therefore, are not subject to any debt covenants. We anticipate that any such future debt agreements could contain certain financial tests and covenants that we would have to satisfy. Should we be unable to satisfy these restrictions under any future debt agreements, we would be prohibited from making a distribution to you notwithstanding our stated distribution policy.

•

The board of directors of PVR’s general partner has authority under PVR’s partnership agreement to establish cash reserves for the prudent conduct of PVR’s business and for future cash distributions to

PVR’s unitholders, and the establishment of those reserves could result in a reduction in cash distributions that we would otherwise anticipate receiving from PVR, which in turn could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	Our general partner’s board of directors will have authority under our partnership agreement to establish cash reserves for the prudent conduct of our business and the establishment of those reserves could result in a reduction in cash distributions to you from levels we currently anticipate pursuant to our stated distribution policy.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including our cash distribution policy contained therein, may be amended by a vote of the holders of a majority of our common units. Following completion of this offering, Penn Virginia Corporation, the owner of our general partner, will own approximately 83.3% of our outstanding common units and will have the ability to amend our partnership agreement without the approval of any other unitholders.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our cash distribution policy and the decision to make any distribution is at the discretion of our general partner, taking into consideration the terms of our partnership agreement.

•	The amount of cash distributions paid pursuant to PVR’s cash distribution policy and the decision to make any distribution to its unitholders are at the discretion of PVR’s general partner, which we wholly own, taking into account the terms of the PVR partnership agreement.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, PVR may not make a distribution to us and we may not make a distribution to our unitholders if such distribution would cause PVR’s or our liabilities to exceed the fair value of PVR’s or our assets, as applicable.

•	We may lack sufficient cash to pay distributions to our unitholders due to increases in general and administrative expenses, working capital requirements and anticipated cash needs of us or PVR and its subsidiaries.

Our Cash Distribution Policy Limits Our Ability to Grow. Because we distribute all of our available cash, our growth may not be as fast as the growth of businesses that reinvest their available cash to expand ongoing operations. In fact, because currently our only cash-generating assets are partnership interests in PVR, our growth initially will be completely dependent upon PVR’s ability to increase its quarterly cash distributions per unit. If we issue additional units or we were to incur debt, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our cash distribution levels.

PVR’s Ability to Grow is Dependent on its Ability to Access External Growth Capital. Consistent with the terms of its partnership agreement, PVR distributes to its partners its available cash each quarter. In determining the amount of cash available for distribution, PVR sets aside cash reserves, which it uses to fund its growth capital expenditures. Additionally, PVR has relied upon external financing sources, including commercial borrowings and other debt and issuances and of limited partner units, to fund its acquisition and growth capital expenditures. Accordingly, to the extent PVR does not have sufficient cash reserves or is unable to finance growth externally, its ability to grow will likely be impaired. In addition, to the extent PVR issues additional limited partner units and maintains or increases its distribution level per unit, the available cash that we have to distribute to our unitholders will increase. If PVR issues additional limited partner units and is unable to maintain its distribution level, the cash that we have to distribute to our unitholders could decrease. The incurrence of additional debt by PVR to finance its growth strategy would result in increased interest expense to PVR, which in turn may reduce its cash distributions to us and reduce the available cash that we have to distribute to our unitholders.

Our Initial Distribution Rate

Our Cash Distribution Policy. Upon the closing of this offering, the board of directors of our general partner will adopt a distribution policy pursuant to which we will declare an initial quarterly distribution of $0.20 per unit, or $0.80 per unit on an annualized basis. This equates to an aggregate cash distribution of approximately $7.2 million per quarter, or approximately $28.8 million per year. We will pay you a prorated cash distribution for the first quarter that we are a publicly traded partnership. This cash distribution will be paid for the period beginning on the closing date of this offering and ending on September 30, 2006. We expect to pay this cash distribution in November 2006. However, we cannot assure you that any distributions will be declared or paid by us. See “Risk Factors—Risks Inherent in an Investment in Us—In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.”

We will pay our cash distributions within 55 days after the end of each fiscal quarter to holders of record on or about the first of the month in which the distribution is paid. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date.

The following table sets forth an assumed number of outstanding common units upon the closing of this offering and the aggregate cash distributions payable on our outstanding common units during the first four quarters following the closing of this offering at our initial quarterly distribution of $0.20 per unit, or $0.80 per unit on an annualized basis.

		Distributions
	Number of Units	One Quarter	Four Quarters
Publicly held common units	6,000,000	$1,200,000	$4,800,000
Common units held by Penn Virginia Corporation	29,954,843	5,990,969	23,963,874

Total	35,954,843	$7,190,969	$28,763,874

Our cash distributions will not be cumulative. Consequently, if we do not pay distributions on our common units with respect to any fiscal quarter at the anticipated initial quarterly distribution, our unitholders will not be entitled to receive such payments in the future.

Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to mean generally, for each fiscal quarter, cash generated from our business in excess of the amount of cash reserves established by our general partner to, among other things:

•	comply with applicable law;

•	comply with any of our debt instruments or other agreements;

•	provide for future distributions to our unitholders for any one or more of the upcoming four quarters;

•	permit Penn Virginia Resource GP, LLC to make capital contributions to PVR to maintain its 2.0% general partner interest upon the issuance of partnership securities by PVR; or

•	otherwise provide for the proper conduct of our business.

Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner, including a determination with respect to establishing cash reserves, must be made in good faith and that any such determination will not be the subject of any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or at equity. Our partnership agreement also provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in our best interests.

PVR’s Cash Distribution Policy. Like us, PVR has adopted a cash distribution policy that requires it to distribute its available cash to its partners on a quarterly basis. Under PVR’s partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from PVR’s business in excess of the amount its general partner determines is necessary or appropriate to provide for the conduct of its business, to comply with applicable law, to comply with any of its debt instruments or other agreements or to provide for future distributions to its unitholders for any one or more of the upcoming four quarters. PVR’s determination of available cash takes into account the possibility of establishing cash reserves in some quarterly periods that it may use to pay cash distributions in other quarterly periods, thereby enabling it to maintain relatively consistent cash distribution levels even if its business experiences fluctuations in its cash from operations due to seasonal and cyclical factors. PVR’s determination of available cash also allows it to maintain reserves to provide funding for its growth opportunities. PVR makes its quarterly distributions from cash generated from its operations, and those distributions have grown over time as its business has grown, primarily as a result of numerous acquisitions and organic expansion projects that have been funded through external financing sources and cash from operations.

The following table sets forth, for the periods indicated, the amount of quarterly cash distributions PVR paid for each of its partnership interests, including the incentive distribution rights, with respect to the quarter indicated. The actual cash distributions by PVR to its partners occur within 45 days after the end of each quarter. PVR has an established historical record of paying quarterly cash distributions to its partners.

	PVR’s Cash Distribution History
	Distributions on Limited Partner Units		Distributions on General Partner Interest	Distributions on Incentive Distribution Rights	Total PVR Cash Distributions	Distributions to Penn Virginia Corporation	Distributions to Public Unitholders
	Per Unit (1)	Total
	(in thousands, except per unit amounts)
2003
First quarter	$0.26	$9,385	$191	—	$9,576	$4,233	$5,329
Second quarter	0.26	9,371	191	—	9,562	4,249	5,313
Third quarter	0.26	9,371	191	—	9,562	4,362	5,314
Fourth quarter	0.26	9,482	194	—	9,676	4,248	5,428
2004
First quarter	$0.26	$9,401	$192	—	$9,593	$4,242	$5,351
Second quarter	0.27	9,762	199	—	9,961	4,405	5,556
Third quarter	0.27	9,762	199	—	9,961	4,404	5,557
Fourth quarter	0.28125	10,168	208	$35	10,411	4,623	5,788
2005
First quarter	$0.31	$12,781	$261	$225	$13,267	$5,299	$7,968
Second quarter	0.325	13,534	276	325	14,135	5,645	8,490
Third quarter	0.325	13,534	276	325	14,135	5,645	8,490
Fourth quarter	0.35	14,576	297	651	15,524	6,380	9,144
2006
First quarter	$0.35	$14,576	$297	$651	$15,524	$6,352	$9,172

(1)	All per unit distributions have been retroactively adjusted to reflect PVR’s two-for-one split on April 4, 2006.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial quarterly distribution of $0.20 per unit. In those sections, we present two tables, including:

•	“Unaudited Pro Forma Consolidated Available Cash,” in which we present the amount of available cash we would have had for the year ended December 31, 2005 and for the twelve months ended March 31, 2006, giving pro forma effect to:

•	PVR’s current quarterly cash distribution of $0.35 per limited partner unit, or $1.40 per unit on an annualized basis;

•	the acquisition in March 2005 of Cantera Gas Resources, LLC and the related debt financing and common unit issuance by PVR to pay for this acquisition; and

•	this offering and the application of the net proceeds as described under “Use of Proceeds;”

•	“Estimated Cash Available to Pay Distributions” in which we present our estimate of how we calculate the estimated minimum Consolidated Adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the full quarterly distributions at the initial distribution rate on all the outstanding common units for each quarter through June 30, 2007. In “Assumptions and Considerations” below, we also present our assumptions underlying our belief that we will generate sufficient Consolidated Adjusted EBITDA to pay the minimum quarterly distribution on all common units for each quarter through June 30, 2007.

Because we own and control PVR’s general partner, we reflect our ownership interest in PVR on a consolidated basis, which means that our financial results are combined with those of PVR and its general partner.

Our tables titled “Unaudited Pro Forma Consolidated Available Cash” and “Estimated Cash Available to Pay Distributions” used in this section as described below have been prepared by, and are the responsibility of, our management. Neither our independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to this information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective financial information. In addition, such tables and information were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, and were not prepared in accordance with accounting principles generally accepted in the United States of America nor were procedures applied to meet the auditing standards of the Public Company Accounting Oversight Board (United States).

Unaudited Pro Forma Consolidated Available Cash

Our pro forma available cash for the year ended December 31, 2005 and the twelve months ended March 31, 2006 would have been more than sufficient to pay the initial quarterly distribution of $0.20 per unit on all units to be outstanding following the completion of this offering.

Pro forma cash available for distribution includes estimated incremental general and administrative expenses we will incur as a result of being a publicly traded limited partnership, such as costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, director compensation and incremental insurance costs, including director and officer liability and insurance. We expect these incremental general and administrative expenses initially to total approximately $2.0 million per year. The pro forma financial statements do not reflect this anticipated incremental general and administrative expense.

The pro forma financial statements, upon which pro forma cash available for distribution is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, the results of operations of all acquisitions PVR completed during 2005 and the twelve months ended March 31, 2006, with the exception of the acquisition of its midstream business in March 2005, are included only from the date of their actual acquisition. The results of operations of the midstream business are included as of January 1, 2005. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—PVR’s Recent Acquisitions and Investments.” Furthermore, cash available for distribution is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in earlier periods.

The following table illustrates, on a pro forma basis, for the year ended December 31, 2005, and the twelve months ended March 31, 2006, the amount of available cash that would have been available for distributions to our unitholders, assuming that this offering had been consummated at the beginning of such periods. Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.

Penn Virginia GP Holdings, L.P.

Unaudited Pro Forma Consolidated Available Cash

	Year Ended December 31, 2005		Twelve Months Ended March 31, 2006
	(In thousands, except per unit data)
Operating Income	$78,090		$82,036
Plus:
Depreciation, depletion and amortization	30,628		34,370

Consolidated Adjusted EBITDA (a)	108,718		116,406
Less:
Cash settlement adjustments for mark-to-market derivative activity (b)	—		(3,183)
Incremental general and administrative expense (c)	(2,000)		(2,000)
Plus:
Pro forma acquisition adjustment to Consolidated EBITDA (d)	3,458		—

Pro Forma Consolidated Adjusted EBITDA	110,176		111,223
Less:
Interest expense (net of interest income)	(12,908)		(13,847)
Maintenance capital expenditures (e)	(4,615)		(4,981)
Growth capital expenditures (f)	(8,120)		(13,130)
Principal payments on debt (g)	(4,800)		(6,600)
Distributions paid by PVR to its public unitholders (h)	(37,127)		(37,127)
Plus:
Pro forma interest expense adjustment (i)	5,080		5,862
Use of cash reserves for growth capital expenditures (j)	8,120		13,130

Pro Forma Available Cash of Penn Virginia GP Holdings, L.P.	$55,806		$54,530

Expected Cash Distributions (k):
Expected distribution per unit, on an annualized basis	$0.80		$0.80
Distributions to public common unitholders	5,520		5,520
Distributions to common units held by Penn Virginia Corporation	23,964		23,964

Total Distributions	29,484		29,484

Excess	26,322		25,046

PVR Debt Covenant Ratios:
Consolidated Total Indebtedness/Consolidated EBITDA (l)	2.5	x	2.2	x
Consolidated EBITDA/Consolidated Interest Expense (l)	6.4	x	7.2	x

(a)	We define Consolidated Adjusted EBITDA as net income before net interest expense, income taxes, depreciation, depletion and amortization, minority interest and gains or losses on derivatives.
(b)

Reflects cash settlements and adjustments for derivatives that are accounted for using mark-to-market accounting. In January 2006, some of PVR’s derivatives did not qualify for hedge accounting and changes in market value of these derivative instruments were recognized in earnings. Because a large portion these derivatives no longer qualified for hedge accounting, PVR elected to discontinue hedge accounting prospectively for its remaining commodity derivatives beginning May 1, 2006. Consequently, from that date forward, PVR will recognize mark-to-market gains and losses in earnings in the current period, rather than deferring such amounts in accumulated other comprehensive income (partners’ capital). Prior to January 2006, cash settlements related to natural gas and NGLs were included in operating income.

(c)	Reflects an adjustment to our Consolidated Adjusted EBITDA for $2.0 million in estimated incremental general and administrative expenses associated with being a publicly traded limited partnership, including, among other things, costs associated with annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, director compensation and incremental insurance costs, including director and officer liability insurance.
(d)	Reflects the Consolidated Adjusted EBITDA for the operations of the natural gas midstream business PVR acquired for the period in which it did not own this business. PVR acquired this business on March 3, 2005 and therefore a pro forma adjustment has been made to reflect the Consolidated Adjusted EBITDA associated with the business for the period from January 1, 2005 through March 2, 2005.
(e)	Represents actual maintenance capital expenditures for the year ended December 31, 2005 and the twelve months ended March 31, 2006.
(f)	Represents growth capital expenditures, primarily related to midstream processing plant expansion, construction of a coal loadout facility and purchase of railcars for the year ended December 31, 2005 and for the twelve months ended March 31, 2006.
(g)	Reflects principal payments on PVR’s obligations that were due for the year ended December 31, 2005 and the twelve months ended March 31, 2006.
(h)	Reflects the cash distributions paid by PVR to its current unitholders other than us based upon the most recently paid quarterly distribution of $0.35 per unit or $1.40 per unit on an annualized basis.
(i)	Reflects the pro forma adjustment to interest expense as if the payment of a portion of PVR’s indebtedness with cash proceeds from the sale of its Class B units to us and related general partner contribution in connection with this offering had occurred at the beginning of the period. For the year ended December 31, 2005, the pro forma adjustment to interest expense also reflects additional interest expense incurred on PVR indebtedness for January 1, 2005 through March 2, 2005. Assumes an interest rate of 5.3% per annum.
(j)	PVR has historically financed growth capital expenditures primarily through the use of existing cash reserves. To the extent cash reserves are insufficient to finance growth capital expenditures, external financing sources, including borrowings under PVR’s revolving credit facility or the issuance of debt and equity securities, would be used.
(k)	The table below sets forth the assumed number of outstanding common units upon the closing of this offering, assuming the full exercise of the underwriters’ option to purchase additional common units, and the estimated per unit and aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate.

		Distributions
	Number of Common Units	Per Unit	Aggregate
Estimated distributions on publicly held common units	6,900,000	$0.80	$5,520,000
Estimated distributions on common units held by Penn Virginia Corporation	29,954,843	$0.80	$23,963,874

Total	36,854,843		$29,483,874

(l)

The PVR Revolving Credit Facility and Senior Note Purchase Agreement require that the ratio of PVR’s Consolidated Total Indebtedness (as defined in the Revolving Credit Facility and Senior Note Purchase Agreement) to PVR’s Consolidated EBITDA (as defined in the Revolving Credit Facility and Senior Note Purchase Agreement) for the four fiscal quarters most recently ended must be no greater than 3.50 to 1.00 in the Revolving Credit Facility and 4.00 to 1.00 in the Senior Note Purchase agreement. You should note that PVR’s Consolidated Total Indebtedness to PVR’s Consolidated EBITDA for purposes of PVR’s financial covenants includes only the operations of PVR and its subsidiaries and excludes our operations and those of our subsidiaries that are not subsidiaries of PVR. In addition, this Revolving Credit Facility and Senior Note Purchase Agreement requires that the ratio of PVR’s Consolidated EBITDA to PVR’s Consolidated Interest

Expense (as defined in the Revolving Credit Facility and Senior Note Purchase Agreement of PVR) for the four fiscal quarters most recently ended must not be less than 4.00 to 1.00 in the Revolving Credit Facility and 3.50 to 1.00 in the Senior Note Purchase Agreement. As indicated in the table, PVR’s Consolidated EBITDA would have been sufficient to satisfy the ratios required by PVR’s Revolving Credit Facility and Senior Note Purchase Agreement to permit the payment to us of cash distributions sufficient to enable us to make our intended cash distribution.

Estimated Cash Available for Distributions

In order to pay our quarterly cash distribution to our common unitholders at our initial distribution rate of $0.20 per unit per quarter, we estimate that our Consolidated Adjusted EBITDA for the twelve months ending June 30, 2007 must be at least $92.9 million. We refer to this amount as our “Estimated Minimum Consolidated Adjusted EBITDA.” We define Consolidated Adjusted EBITDA as net income before net interest expense, income taxes, depreciation, depletion and amortization, minority interest and losses on derivatives. Similarly, changes in working capital accounts are not included in Consolidated Adjusted EBITDA, and thus are reconciling items in the reconciliation of net cash provided by operating activities and estimated Consolidated Adjusted EBITDA.

Consolidated Adjusted EBITDA should not be considered an alternative to net income, income before income taxes, cash flows from operating activities, or any other measure of financial performance calculated in accordance with accounting principles generally accepted in the United States as these items are used to measure operating performance, liquidity or ability to service debt obligations.

In developing our Estimated Minimum Consolidated Adjusted EBITDA, we have included consolidated growth capital expenditures for the twelve-month period ending June 30, 2007. Growth capital expenditures consist of capital expenditures PVR expects to make to expand the operating capacity and revenues of its current operations.

Our estimate of $92.9 million in minimum Consolidated Adjusted EBITDA for the twelve months ending June 30, 2007 is intended to be an indicator or benchmark of the amount management considers to be the lowest amount of Consolidated Adjusted EBITDA needed to generate sufficient available cash to permit us to make cash distributions to our unitholders at our initial quarterly distribution of $0.20 per unit (or $0.80 per unit on an annualized basis). Our estimate of Minimum Consolidated Adjusted EBITDA should not be viewed as management’s projection of actual operating earnings or cash generation of us or PVR.

Estimated Minimum Consolidated Adjusted EBITDA of $92.9 million is less than pro forma Consolidated Adjusted EBITDA for the year ended December 31, 2005 by approximately $15.9 million and pro forma Consolidated Adjusted EBITDA for the twelve months ended March 31, 2006 by approximately $23.6 million. We believe that our partnership interests in PVR will generate sufficient cash flow to enable us to pay our initial quarterly distribution of $0.20 per unit on all of our outstanding common units for the four quarters ending June 30, 2007, including common units issued upon full exercise of the underwriters’ option to purchase an additional 900,000 common units. You should read “—Assumptions and Considerations” and the footnotes to the table below for a discussion of the material assumptions underlying this belief, which reflects our judgment of conditions we expect to exist and the course of action we expect to take. While we believe that these assumptions are reasonable in light of our current expectations regarding future events, the assumptions underlying our Estimated Minimum Consolidated Adjusted EBITDA are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If any of our assumptions are not realized, the actual available cash that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make distributions on our common units at the initial quarterly distribution, or at any level, in which event the market price of the common units may decline materially. Consequently, the statement that we believe that we will have sufficient available cash to pay the initial quarterly distribution on our common units for the four consecutive quarters ending June 30, 2007 should not be regarded as a representation by us or the underwriters or any other person that we will declare and make such a distribution.

We have also determined that if our Consolidated Adjusted EBITDA for such period is at or above our estimate, PVR would be permitted under its debt agreements to pay sufficient cash distributions to us to enable us to make distributions to our unitholders at the initial distribution rate of $0.20 per unit per quarter.

When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and consolidated results of operations to vary significantly from those set forth below.

The accompanying prospective financial information set forth below in the table entitled “Penn Virginia GP Holdings, L.P. Estimated Cash Available to Pay Distributions” was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the minimum Consolidated Adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the full quarterly distribution at the initial distribution rate. However, this information is not fact and should not be relied upon as being necessarily indicative of future results. Readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the estimated cash available for distribution or to update our estimate to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Penn Virginia GP Holdings, L.P.

Estimated Cash Available to Pay Distributions

Twelve Months Ending June 30, 2007
(Dollars in thousands except per unit data)
Estimated Minimum Consolidated Adjusted EBITDA	$92,852

Less:
Cash interest expense, net of interest income (a)	(12,135)
Principal payments on debt (b)	(137,130)
Maintenance capital expenditures (c)	(4,106)
Growth capital expenditures (d)	(8,394)
Distributions to PVR’s public unitholders (e)	(37,127)

Plus:
Proceeds from sale of Class B units (f)	127,130
Use of cash reserves for growth capital expenditures (g)	8,394

Estimated Cash Available to Pay Distributions by Penn Virginia GP Holdings, L.P.	$29,484

Expected Cash Distributions by Penn Virginia GP Holdings, L.P. (h)
Expected annual cash distribution per unit	$0.80
Distributions to our public common unitholders	$5,520
Distributions to common units held by Penn Virginia Corporation	$23,964

Total distributions paid to our unitholders	$29,484

PVR Covenant Ratios:
Consolidated Total Indebtedness/Consolidated EBITDA (i)	2.4x
Consolidated EBITDA/Consolidated Interest Expense (i)	7.6x

(a)	Interest expense includes the effect of PVR’s repayment of approximately $127.1 million of indebtedness with proceeds from the sale of Class B units to us and related general partner contribution in connection with the sale of 6,900,000 common units in this offering at the beginning of the period. Interest expense has also been adjusted to reflect the repayment of $10 million of PVR’s debt that is maturing during this period.
(b)	Represents the amount of indebtedness PVR will repay with proceeds of approximately $127.1 million from the sale of Class B units to us and related general partner contribution in connection with the sale of 6,900,000 common units in this offering and additional debt maturities of $10.0 million due during the period.
(c)	Represents maintenance capital expenditures to maintain the facilities of PVR’s natural gas midstream business, including compressor overhauls and improvements to existing pipelines and gathering systems.
(d)	Represents growth capital expenditures used to increase revenues, which include construction of coal preparation facilities, additional coal reserve acquisitions, connecting natural gas wells to PVR’s midstream operations and purchase of additional natural gas pipelines.
(e)	Reflects the cash distributions to be paid by PVR to its current unitholders other than us based upon the most recently paid quarterly cash distribution of $0.35 per unit or $1.40 per unit on an annualized basis.
(f)	Reflects proceeds from the sale of Class B units to us and related general partner contribution in connection with the offering at the beginning of the period.
(g)	Reflects the use of PVR’s cash reserves to fund its anticipated growth capital expenditures, assuming no issuance by PVR of additional common units during the twelve months ending June 30, 2007.
(h)	The table below sets forth the assumed number of common units we will have outstanding upon the closing of this offering, assuming the full exercise of the underwriters’ option to purchase additional common units, and the estimated per unit and aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate.

		Distributions
	Number of Common Units	Per Unit	Aggregate
Estimated distributions on publicly held common units	6,900,000	$0.80	$5,520,000
Estimated distributions on common units held by Penn Virginia Corporation	29,954,843	$0.80	$23,963,874

Total	36,854,843		$29,483,874

(i)	The PVR Revolving Credit Facility and Senior Note Purchase Agreement require that the ratio of PVR’s Consolidated Total Indebtedness (as defined in the Revolving Credit Facility and Senior Note Purchase Agreement) to PVR’s Consolidated EBITDA (as defined in the Revolving Credit Facility and Senior Note Purchase Agreement) for the four fiscal quarters most recently ended must be no greater than 3.50 to 1.00 in the Revolving Credit Facility and 4.00 to 1.00 in the Senior Note Purchase agreement. You should note that PVR’s Consolidated Total Indebtedness to PVR’s Consolidated EBITDA for purposes of PVR’s financial covenants includes only the operations of PVR and its subsidiaries and excludes our operations and those of our subsidiaries that are not subsidiaries of PVR. In addition, this Revolving Credit Facility and Senior Note Purchase Agreement requires that the ratio of PVR’s Consolidated EBITDA to PVR’s Consolidated Interest Expense (as defined in the Revolving Credit Facility and Senior Note Purchase Agreement of PVR) for the four fiscal quarters most recently ended must not be less than 4.00 to 1.00 in the Revolving Credit Facility and 3.50 to 1.00 in the Senior Note Purchase Agreement. As indicated in the table, PVR’s Consolidated EBITDA is expected to be sufficient to satisfy the ratios required by PVR’s Revolving Credit Facility and Senior Note Purchase Agreement to permit the payment to us of cash distributions sufficient to enable us to make our intended cash distribution.

Assumptions and Considerations

We believe that our partnership interests in PVR, including our incentive distribution rights, will generate sufficient cash flow to enable us to pay our initial quarterly distribution of $0.20 per unit on all of our outstanding units for the four quarters ending June 30, 2007. Our belief is based on a number of current assumptions that we believe to be reasonable over the next four quarters. While we believe that these assumptions are generally consistent with the actual performance of PVR and are reasonable in light of our current beliefs concerning future events, the assumptions are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. Consequently, the statement that we believe that we will have sufficient available cash to pay the initial quarterly distribution on our units for each quarter through June 30, 2007 should not be regarded as a representation by us or the underwriters or any other person that we will make such a distribution. When reading this section, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” in this prospectus.

We base our Estimated Minimum Consolidated Adjusted EBITDA on the following significant assumptions:

•	PVR will pay a quarterly cash distribution of $0.35 per PVR limited partner unit for each of the four quarters in the four-quarter period ending June 30, 2007, which quarterly distribution amount reflects the most recently paid cash distribution of $0.35 per PVR limited partner unit for the quarter ended March 31, 2006. As a result, we estimate that the amount of cash distributions that we will receive from PVR each quarter will be equal to or greater than $30.5 million during this period, including the distributions we will receive on our 2.0% general partner interest, common units, subordinated units, Class B units and incentive distribution rights.

•	PVR will not issue additional units during the twelve months ending June 30, 2007. Each Class B unit we purchase from PVR will receive distributions equal to 100% of the distributions on each PVR common unit.

•	PVR’s lessees will sell a minimum of 30.2 million tons of coal for the twelve months ending June 30, 2007 as compared to 31.2 million tons sold for the twelve months ended March 31, 2006.

•	PVR will receive an average royalty per ton of coal sold of $2.70 as compared to $2.79 for the twelve months ended March 31, 2006.

•	PVR will receive $4.3 million in coal services revenues for the twelve months ending June 30, 2007, as compared to $4.3 million for the twelve months ended March 31, 2006.

•	PVR’s midstream processing margin, which is natural gas midstream revenues less cost of gas purchased, will be a minimum of $44.7 million as compared to $50.8 million for the twelve months ended March 31, 2006. PVR’s midstream processing margin will be $0.98 per Mcf for the twelve months ending June 30, 2007, as compared to $1.08 per Mcf for the twelve months ended March 31, 2006.

•	PVR will receive midstream inlet volumes of 125 MMcf per day for the twelve months ending June 30, 2007, as compared to 129 MMcf per day for the twelve months ended March 31, 2006.

•	PVR’s derivative activities will have no net effect on estimated cash available to pay cash distributions for the twelve months ending June 30, 2007.

•	PVR’s maintenance capital expenditures will not exceed $4.1 million for the twelve months ending June 30, 2007, as compared to maintenance capital expenditures of $5.0 million for the twelve months ended March 31, 2006. We incurred additional maintenance capital expenditures for the twelve months ended March 31, 2006 for improvements to our newly acquired midstream assets.

•	PVR’s growth capital expenditures will not exceed $8.4 million for the twelve months ending June 30, 2007, as compared to growth capital expenditures of $13.1 million for the twelve months ended March 31, 2006.

•	PVR will remain in compliance with the financial covenants in its existing and future debt agreements and its ability to pay distributions to us will not be encumbered.

•	The benchmark interest rate paid by PVR on its floating-rate debt will not exceed 6.5% on average during the period, and our consolidated net cash interest expense will not exceed approximately $12.1 million for the twelve months ending June 30, 2007.

•	Our incremental general and administrative expenses associated with being a public company will not exceed $2.0 million for the twelve months ending June 30, 2007.

•	There will not be any new federal, state or local regulation of portions of the energy industry in which PVR operates, or an interpretation of existing regulations, that will be materially adverse to our or PVR’s business.

•	There will not be any major adverse change in the portions of the energy industry in which PVR operates resulting from supply or production disruptions, reduced demand for our products or services or from significant changes in the market prices of petroleum products or coal.

•	Market, regulatory, insurance and overall economic conditions will not change substantially.

HOW WE MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Our partnership agreement requires that, within 55 days after the end of each quarter beginning with the quarter ending September 30, 2006, we distribute all of our available cash to the holders of record of our common units on the applicable record date.

Definition of Available Cash

Available cash is defined in our partnership agreement and generally means, with respect to any calendar quarter, all cash on hand at the date of determination of available cash for the distribution in respect of such quarter less the amount of cash reserves necessary or appropriate, as determined in good faith by our general partner, to:

•	satisfy general, administrative and other expenses and any debt service requirements;

•	permit Penn Virginia Resource GP, LLC to make capital contributions to PVR to maintain its 2.0% general partner interest upon the issuance of additional partnership securities by PVR;

•	comply with applicable law or any debt instrument or other agreement;

•	provide funds for distributions to unitholders and our general partner in respect of any one or more of the next four quarters; and

•	otherwise provide for the proper conduct of our business;

Units Eligible for Distribution

As of the closing of this offering, we will have 35,954,843 common units outstanding. Each common unit will be allocated a portion of our income, gain, loss, deduction and credit on a pro rata basis, and each unit will be entitled to receive distributions (including upon liquidation) in the same manner as each other unit.

General Partner Interest

Our general partner owns a non-economic, general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may own common units or other equity securities in us and is entitled to receive cash distributions on any such interests.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in the partnership agreement and by law and, thereafter, we will distribute any remaining proceeds to the unitholders and our general partner in accordance with their respective capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

Our Sources of Distributable Cash

Our only cash-generating assets consist of our partnership interests in PVR. Therefore, our cash flow and resulting ability to make cash distributions will be completely dependent upon the ability of PVR to make cash distributions in respect of those partnership interests. The actual amount of cash that PVR will have available for distribution will primarily depend on the amount of cash it generates from its operations. The actual amount of this cash will fluctuate from quarter to quarter based on certain factors, including:

•	fluctuations in cash flow generated by PVR’s operating activities;

•	the level of capital expenditures PVR makes;

•	the availability, if any, and cost of acquisitions;

•	debt service requirements;

•	fluctuations in working capital needs;

•	restrictions on distributions contained in PVR’s credit facility and senior notes and any future debt agreements;

•	PVR’s ability to borrow under its revolving credit agreement to make distributions;

•	prevailing economic conditions; and

•	the amount, if any, of cash reserves established by PVR’s general partner in its discretion for the proper conduct of PVR’s business.

Our Partnership Interests in PVR

All of our cash flows are generated from the cash distributions we receive with respect to the partnership interests we own in PVR, which upon completion of this offering and the application of the proceeds from this offering to purchase Class B units as described in “Use of Proceeds,” will initially consist of the following:

•	a 2.0% general partner interest in PVR, which we hold through our 100% ownership interest in Penn Virginia Resource GP, LLC, PVR’s general partner;

•	all of the incentive distribution rights in PVR, which we hold through our 100% ownership interest in Penn Virginia Resource GP, LLC; and

•	7,475,414 common units, 7,649,880 subordinated units and 3,886,875 Class B units of PVR, representing an aggregate 40.9% limited partner interest in PVR. Subject to the satisfaction of the financial tests in the partnership agreement of PVR, PVR has informed us that it expects the subordinated units to convert into PVR common units on or about November 15, 2006. We will purchase the Class B units from PVR using the net proceeds of this offering. See “Use of Proceeds.” For a description of the terms of the subordinated units and the Class B units, please read “Material Provisions of the Partnership Agreement of Penn Virginia Resource Partners, L.P.—Subordinated Units and Class B Units.”

PVR Subordination Period

We own 7,649,880 subordinated units of PVR. During the PVR subordination period, which we describe below, the PVR common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.25 per unit, plus arrearages in the payment of any minimum quarterly distribution from prior quarters, before any distributions of available cash from operating surplus can be made on the subordinated units.

The PVR subordination period began on October 30, 2001, and will continue until the first day of the first quarter beginning after September 30, 2006, on which each of the following events has occurred:

•	distributions of available cash from operating surplus on each of the common units and the subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three immediately preceding, non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2.0% general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

For a more detailed description of PVR’s cash distribution policy, please read “Penn Virginia Resource Partners, L.P.’s Cash Distribution Policy.”

Distributions by PVR of Available Cash from Operating Surplus During the Subordination Period

Our right to receive distributions in respect of the common, subordinated and Class B units of PVR that we own is contained in PVR’s partnership agreement. PVR’s partnership agreement provides that distributions of available cash from operating surplus for any quarter during the subordination period will be made in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.25 per unit for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders and the Class B unitholders, pro rata, and 2% to the general partner until we distribute for each subordinated unit and Class B unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions by PVR of Available Cash from Operating Surplus After the Subordination Period

PVR’s partnership agreement provides that distributions of available cash from operating surplus for any quarter after the subordination period will be made in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to PVR’s general partner until PVR distributes for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters after the closing of this offering;

•	third, 98% to the Class B unitholders, pro rata, and 2% to the general partner until we distribute to each Class B unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—PVR Incentive Distribution Rights” below.

If PVR’s unitholders do not approve the proposal to change the terms of the Class B units within 12 months following the issuance of the Class B units, then each Class B unit will be entitled to receive       % of the quarterly amount distributed by PVR in respect of each common unit of PVR on a pari passu basis with distributions on the PVR common units. For a description of the terms of the Class B units, please read “Material Provisions of the Partnership Agreement of Penn Virginia Resource Partners, L.P.—Subordinated Units and Class B Units.”

PVR Incentive Distribution Rights

The right of Penn Virginia Resource GP, LLC, our wholly owned subsidiary and the general partner of PVR, to receive incentive distributions is contained in PVR’s partnership agreement, which provides that if a quarterly cash distribution to PVR’s limited partner units exceeds a target of $0.275 per limited partner unit and PVR has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution of $0.25 per common unit, then PVR will distribute any additional available cash from operating surplus for that quarter among the unitholders and its general partner, Penn Virginia Resource GP, LLC, in the following manner:

(1)	first, 98% to all unitholders, and 2% to the general partner, until each unitholder has received a total of $0.275 per unit for that quarter (the “first target distribution”);

(2)	second, 85% to all unitholders, and 15% to the general partner, until each unitholder has received a total of $0.325 per unit for that quarter (the “second target distribution”);

(3)	third, 75% to all unitholders, and 25% to the general partner, until each unitholder has received a total of $0.375 per unit for that quarter (the “third target distribution”); and

(4)	thereafter, 50% to all unitholders and 50% to the general partner.

Hypothetical Allocations of Distributions to Our Unitholders and PVR Unitholders

The table set forth below illustrates the percentage allocations among (i) the owners of PVR, other than us, and (ii) Penn Virginia GP Holdings, L.P. as a result of certain assumed quarterly distribution payments per unit made by PVR, including the target distribution levels contained in PVR’s partnership agreement. This information assumes:

•	PVR has 33,994,650 common units, 7,649,880 subordinated units and 3,886,875 Class B units outstanding; and

•	we own (i) 7,475,414 common units, 7,649,880 subordinated units and 3,886,875 Class B units of PVR, (ii) a 2.0% general partner interest in PVR and (iii) the incentive distribution rights of PVR.

The percentage interests shown for us and the other PVR unitholders for the minimum quarterly distribution amount are also applicable to distribution amounts that are less than the minimum quarterly distribution. The amounts presented below are intended to be illustrative of the way in which we are entitled to an increasing share of distributions from PVR as total distributions from PVR increase, and are not intended to represent a prediction of future performance.

Distribution Level	PVR Quarterly Distribution Per Unit	Distributions to Owners of PVR Other Than Us as a Percentage of Total Distributions	Distribution to Penn Virginia GP Holdings, L.P. as a Percentage of Total Distributions (1)
Minimum Quarterly Distribution	$0.2500	57.1%	42.9%
First Target Distribution	$0.2750	57.1%	42.9%
Second Target Distribution	$0.3250	55.8%	44.2%
Third Target Distribution	$0.3750	53.8%	46.2%
Other Hypothetical Distributions	$0.4275	48.7%	51.3%

(1)	Includes distributions with respect to our ownership of the 2.0% general partner interest in PVR, our ownership of a 40.9% limited partner interest in PVR and our ownership of the incentive distribution rights.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

We were formed on June 14, 2006 and, therefore, do not have any historical financial statements. Since we own and control Penn Virginia Resource GP, LLC, the general partner of PVR, the historical financial statements below are of Penn Virginia Resource GP, LLC on a combined basis, including PVR, for the periods and as of the dates indicated.

The selected historical combined statements of income and cash flow data for the years ended December 31, 2001, 2002, 2003, 2004 and 2005, and the balance sheet data as of December 31, 2004 and 2005 are derived from the audited financial statements of Penn Virginia Resource GP, LLC. The selected historical statements of income and cash flow data for the periods ended March 31, 2005 and 2006, and the balance sheet data as of March 31, 2006 are derived from the unaudited financial statements of Penn Virginia Resource GP, LLC. The unaudited financial statements include all adjustments, consisting of normal, recurring accruals, which we consider necessary for fair presentation of the financial position and results of operations for this period. On April 4, 2006, PVR completed a two-for-one split of PVR’s common and subordinated units by distributing one additional common unit and one additional subordinated unit (a total of 16,997,325 common units and 3,824,940 subordinated units) for each common unit and subordinated unit, respectively, held of record at the close of business on March 28, 2006. All PVR units and per unit data have been retroactively adjusted to reflect the unit split.

Because we own and control the general partner of PVR, we reflect our ownership interest in PVR on a consolidated basis, which means that our financial results are combined with PVR’s financial results and the results of our other subsidiaries. We have no separate operating activities apart from those conducted by PVR, and our cash flows consist solely of distributions from PVR on the partnership interests, including incentive distribution rights, that we own. Accordingly, the selected historical financial data set forth in the following table primarily reflect the operating activities and results of operations of PVR. The limited partner interests in PVR not owned by our affiliates are reflected as minority interest on our balance sheet and the non-affiliated partners’ share of income from PVR is reflected as an expense in our results of operations.

The selected pro forma statement of income data for the year ended December 31, 2005 reflects our historical operating results as adjusted to give pro forma effect to the following transactions, as if such transactions had occurred on January 1, 2005:

•	the acquisition of our midstream business and the related debt financing and common unit offering by PVR that occurred in March 2005;

•	the transactions contemplated by the Contribution Agreement described in this prospectus;

•	the sale of 6,000,000 common units in this offering and application of the proceeds from this offering to purchase Class B units from PVR and make a capital contribution to PVR as described in “Use of Proceeds;” and

•	PVR’s use of the funds received from us to repay amounts outstanding under its credit facility.

The selected unaudited pro forma statement of income data for the three months ended March 31, 2006 reflects our consolidated historical operating results as adjusted to give pro forma effect to the transactions contemplated by the Contribution Agreement and this offering, as if they had occurred on January 1, 2005. The selected unaudited pro forma balance sheet data as of March 31, 2006 reflects our consolidated historical financial position as adjusted to give pro forma effect to the transactions contemplated by the Contribution Agreement and this offering, as if they had occurred on March 31, 2006.

We derived the data in the following table from, and it should be read together with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included in this prospectus. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

For a description of all of the assumptions used in preparing the unaudited pro forma financial statements, you should read the notes to the pro forma financial statements. The pro forma financial data should not be considered as indicative of the historical results we would have had or the results that we will have after this offering.

	Historical								Pro Forma
			Year Ended December 31,				Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
	For the Period from January 1, 2001 through October 30, 2001	From Commence- ment of Operations on October 31, 2001) through December 31, 2001	2002	2003	2004	2005	2005	2006	2005	2006
	(Predecessor)	(unaudited)
							(unaudited)		(unaudited)
		(in thousands)
Income Statement Data:
Revenues
Natural gas midstream	$—	$—	$—	$—	$—	$348,657	$26,278	$109,181	$421,099	$109,181
Coal royalties	26,971	5,394	31,358	50,312	69,643	82,725	18,053	22,422	82,725	22,422
Coal services	1,462	198	1,704	2,111	3,787	5,230	1,270	1,426	5,230	1,426
Other	3,144	344	5,546	3,219	2,200	9,736	589	2,135	9,761	2,135

Total revenues	31,577	5,936	38,608	55,642	75,630	446,348	46,190	135,164	518,815	135,164

Expenses
Cost of gas purchased	—	—	—	—	—	303,912	21,837	98,651	370,494	98,651
Operating	2,546	650	2,912	4,235	7,224	15,102	1,827	3,478	17,196	3,478
Taxes other than income	522	94	895	1,256	948	2,397	382	698	2,397	698
General and administrative	4,533	926	6,419	7,013	8,307	16,219	2,765	5,270	16,552	5,270
Depreciation, depletion and amortization	2,436	648	3,955	16,578	18,632	30,628	5,079	8,821	33,095	8,821

Total operating costs and expenses	10,037	2,318	14,181	29,082	35,111	368,258	31,890	116,918	439,734	116,918

Operating income	21,540	3,618	24,427	26,560	40,519	78,090	14,300	18,246	79,081	18,246
Other income (expense)
Net interest income (expense)	(2,427)	59	261	(3,763)	(6,204)	(12,908)	(2,835)	(3,773)	(7,828)	(2,196)
Derivative losses	—	—	—	—	—	(14,024)	(13,936)	(6,133)	(14,024)	(6,133)

Income before minority interest, income taxes and cumulative effect of change in accounting principle	19,113	3,677	24,688	22,797	34,315	51,158	(2,471)	8,340	57,229	9,917
Minority interest	—	(1,763)	(11,896)	(12,510)	(19,026)	(30,389)	1,656	(4,889)	(31,447)	(5,410)
Income tax expense	(6,691)	—	—	—	—	—	—	—	—	—

Income before cumulative effect of change in accounting principle	12,422	1,914	12,792	10,287	15,289	20,769	(815)	3,451	25,782	4,507
Cumulative effect of change in accounting principle	—	—	—	(107)	—	—	—	—	—	—

Net income (loss)	$12,422	$1,914	$12,792	$10,180	$15,289	$20,769	$(815)	$3,451	$25,782	$4,507

Other Financial Data:
Net cash provided by operating activities	$15,474	$1,862	$31,579	$40,770	$53,852	$94,450	$13,786	$12,273
Net cash used in investing activities	$(95,624)	$(94)	$(48,976)	$(4,711)	$(28,426)	$(303,621)	$(205,221)	$(8,565)
Net cash provided by (used in) financing activities	$81,740	$119	$18,683	$(36,504)	$(13,641)	$211,376	$193,278	$(17,748)
Maintenance capital expenditures (d)	$49	$18	$69	$119	$70	$4,615	$289	$655
Consolidated adjusted EBITDA	$23,976	$4,266	$28,380	$43,031	$59,151	$108,718	$19,379	$23,884	$112,176	$23,884

	Historical							Pro Forma At March 31, 2006
	At December 31,					At March 31,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)					(unaudited)		(unaudited)
	(dollars in thousands)
Balance Sheet Data:
Current assets
Cash and cash equivalents	$8,319	$9,604	$9,160	$20,945	$23,150	$22,788	$9,110	$9,110
Accounts receivable	1,614	4,415	6,911	8,670	76,408	50,729	67,896	67,896
Derivative assets	—	—	—	—	10,235	1,624	3,783	3,783
Other current assets	692	953	1,166	964	3,145	4,046	2,946	2,946

Total current assets	10,625	14,972	17,237	30,579	112,938	79,187	83,735	83,735
Property, plant and equipment	115,965	263,321	269,966	271,546	535,040	426,244	542,533	542,533
Accumulated depreciation, depletion and amortization	(11,471)	(15,253)	(31,820)	(49,931)	(76,258)	(54,257)	(83,783)	(83,783)

Net property, plant and equipment	104,494	248,068	238,146	221,615	458,782	371,987	458,750	458,750

Equity investments	—	—	—	27,881	26,672	28,239	27,002	27,002
Goodwill	—	—	—	—	7,718	7,958	7,718	7,718
Intangibles, net	—	—	—	—	38,051	39,642	36,785	36,785
Derivative assets	—	—	—	—	8,536	116	6,690	6,690
Restricted cash	43,387	—	—	—	—	—	—	—
Other long-term assets	5,792	3,935	5,884	5,395	7,250	5,425	6,799	5,535

Total assets	$164,298	$266,975	$261,267	$285,470	$659,947	$532,554	$627,479	$626,215

Current liabilities
Accounts payable and accrued liabilities	$2,303	$3,741	$4,742	$4,129	$66,942	$37,314	$48,940	$48,940
Current portion of long-term debt	119	17	1,500	4,800	8,108	6,496	9,814	9,814
Deferred income	1,240	2,829	1,610	1,207	5,073	1,430	6,732	6,732
Derivative liabilities	—	—	—	—	20,700	11,108	16,515	16,515

Total current liabilities	3,662	6,587	7,852	10,136	100,823	56,348	82,001	82,001
Deferred income	2,418	2,488	6,028	8,726	10,194	9,365	8,324	8,324
Other liabilities	66	4,692	2,093	2,146	4,364	7,824	4,510	4,510
Derivative liabilities	—	—	714	774	11,246	8,662	11,889	11,889
Long-term debt	43,387	90,887	90,286	112,926	246,846	190,936	241,888	131,588
Commitments and contingencies
Minority interest	144,039	192,770	190,508	189,284	326,310	308,335	322,539	327,705
Members’ capital (deficiency in capital)	(29,274)	(30,449)	(36,214)	(38,522)	(39,836)	(48,916)	(43,672)	60,198

Total liabilities and partners’ capital	$164,298	$266,975	$261,267	$285,470	$659,947	$532,554	$627,479	$626,215

Operating Data:
Coal owned or controlled (millions of tons)	492.8	614.8	588.2	558.1	689.1
Coal produced by lessees (millions of tons)	15.3	14.3	26.5	31.2	30.2	6.7	7.7
Inlet gas volumes (MMcfd)	—	—	—	—	127	126	134

Non-GAAP Financial Measure—Consolidated Adjusted EBITDA

We define Consolidated Adjusted EBITDA as net income (loss) before:

•	net interest expense;

•	income taxes;

•	depreciation, depletion and amortization;

•	minority interest; and

•	gains and losses on derivatives.

Consolidated Adjusted EBITDA is a significant performance metric used by our management to indicate (prior to the establishment of any cash reserves by our board of managers) the cash distributions we can pay to our unitholders. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. Consolidated Adjusted EBITDA is also used as a quantitative standard by our management and by external users of our financial statements such as investors, research analysts and others to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;

•	the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness; and

•	our operating performance and return on capital as compared to those of other companies in our industry, without regard to financing or capital structure.

Our Consolidated Adjusted EBITDA should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Consolidated Adjusted EBITDA excludes some, but not all, items that affect net income and operating income and these measures may vary among other companies. Therefore, our Consolidated Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of Consolidated Adjusted EBITDA to net income, our most directly comparable GAAP performance measure, for each of the periods presented:

	Historical								Pro Forma
	For the Period from January 1, 2001 through October 30, 2001	From Commence- ment of Operations on October 31, 2001 through December 31, 2001	Year Ended December 31,				Three Months Ended March 31,		Year Ended December 31,	Three Months Ended March 31,
			2002	2003	2004	2005	2005	2006	2005	2006
	(Predecessor)
	(in thousands)
Net income (loss)	$12,422	$1,914	$12,790	$10,180	$15,289	$20,769	$(815)	$3,451	$25,782	$4,507
Add:
Net interest expense (income)	2,427	(59)	(261)	3,763	6,204	12,908	2,835	3,773	7,828	2,196
Income tax expense	6,691	—	—	—	—	—	—	—	—	—
Depreciation, depletion and amortization	2,436	648	3,955	16,578	18,632	30,628	5,079	8,821	33,095	8,821
Minority interest	—	1,763	11,896	12,510	19,026	30,389	(1,656)	4,889	31,447	5,410
Derivative losses	—	—	—	—	—	14,024	13,936	6,133	14,024	6,133
Cash settlement for derivatives	—	—	—	—	—	—	—	(3,183)	—	(3,183)

Consolidated adjusted EBITDA	$23,976	$4,266	$28,380	$43,031	$59,151	$108,718	$19,379	$23,884	$112,176	$23,884

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of PVR in conjunction with the historical and pro forma combined financial statements of PVR and the unaudited pro forma consolidated financial statements of Penn Virginia GP Holdings, L.P. included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following discussion. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding certain risks inherent in our and PVR’s business.

Overview

General. Our only cash generating assets consist of our partnership interests in PVR, which, upon completion of this offering, will initially consist of the following:

•	a 2.0% general partner interest in PVR, which we hold through our 100% ownership interest in Penn Virginia Resource GP, LLC, PVR’s general partner;

•	all of the incentive distribution rights in PVR, which we hold through our 100% ownership interest in Penn Virginia Resource GP, LLC; and

•	19,012,169 units of PVR, consisting of 7,475,414 common units, 7,649,880 subordinated units and 3,886,875 Class B units of PVR, representing an aggregate 40.9% limited partner interest in PVR. Subject to the satisfaction of the financial tests in the partnership agreement of PVR, PVR has informed us that it expects the PVR subordinated units to convert into PVR common units on or about November 15, 2006. For a description of the terms of the subordinated units and the Class B units, please read “Material Provisions of the Partnership Agreement of Penn Virginia Resource Partners, L.P.—Subordinated Units and Class B Units.”

Our incentive distribution rights in PVR entitle us to receive an increasing percentage of the total cash distributions made by PVR as it reaches certain target distribution levels. At PVR’s current quarterly cash distribution rate of $0.35 per unit, or $1.40 per unit on an annualized basis, aggregate quarterly cash distributions to us on all of our interests in PVR will be approximately $7.7 million, representing approximately 45.3% of the total cash distributed by PVR. Based on PVR’s current cash distribution, we expect that our initial quarterly cash distribution to our unitholders will be $0.20 per unit, or $0.80 per unit on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. See “Our Cash Distribution Policy and Restrictions on Distributions.”

Our primary business objective is to increase our cash distributions to our unitholders. PVR’s primary business objective is to create sustainable, capital-efficient growth in distributable cash flow to maximize its cash distributions to its unitholders by expanding its coal property management and natural gas gathering and processing businesses, through both internal growth and acquisitions.

We intend to monitor the implementation of PVR’s business strategies. Our business strategy includes supporting the growth of PVR by purchasing PVR units or lending funds to PVR for acquisitions or for internal growth projects. We may also provide PVR with other forms of credit support, such as guarantees related to financing a project.

All of our cash flows are generated from the cash distributions we receive with respect to the PVR partnership interests we own. PVR is required by its partnership agreement to distribute, and it has historically distributed within 45 days of the end of each quarter, all of its cash on hand at the end of each quarter, less cash reserves established by its general partner in its sole discretion to provide for the proper conduct of PVR’s business or to provide for future distributions. While we, like PVR, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of PVR. Most notably, our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and our capital structure does not include incentive distribution rights. Therefore, our distributions are allocated exclusively to our common units, which is our only class of security currently outstanding.

Our ownership of PVR’s incentive distribution rights entitles us to receive the following percentages of cash distributed by PVR as it reaches the following target cash distribution levels:

•	13.0% of all incremental cash distributed in a quarter after $0.275 has been distributed in respect of each common unit, subordinated unit and Class B unit of PVR for that quarter;

•	23.0% of all incremental cash distributed after $0.325 has been distributed in respect of each common unit, subordinated unit and Class B unit of PVR for that quarter; and

•	the maximum sharing level of 48.0% of all incremental cash distributed after $0.375 has been distributed in respect of each common unit, subordinated unit and Class B unit of PVR for that quarter.

Our incentive distribution rights in PVR currently participate at the 23% target cash distribution level. Since 2001, PVR has increased its quarterly cash distribution six times from $0.25 per unit ($1.00 on an annualized basis) to $0.35 per unit ($1.40 on an annualized basis), which is the most recently paid distribution. As PVR has increased its quarterly cash distribution, we have received increasing cash distributions on our partnership interests in PVR. These increased cash distributions by PVR have caused two of the target cash distribution levels described above to be met, thereby increasing the amounts paid by PVR with respect to the incentive distribution rights. As a consequence, the cash distributions we receive from PVR with respect to our indirect ownership of the incentive distribution rights will increase more rapidly than those with respect to our ownership of the general partner interest and limited partner interests.

Financial Presentation. We reflect our ownership interest in PVR on a consolidated basis, which means that our financial results are combined with PVR’s financial results and the results of our other subsidiaries. The 57.1% limited partner interest in PVR that we do not own will be reflected as a minority interest in our results of operations. We have no separate operating activities apart from those conducted by PVR, and our cash flows currently consist of distributions from PVR on the partnership interests, including the incentive distribution rights, that we own. Accordingly, the discussion of our financial position and results of operations in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects the operating activities and results of operations of PVR. The historical results of our operations do not reflect the incremental expenses we expect to incur as a result of being a publicly traded partnership.

Factors That Significantly Affect Our Results

Our only cash-generating assets consist of our partnership interests, including the incentive distribution rights, in PVR. Therefore, our cash flow and resulting ability to make distributions will be completely dependent upon the ability of PVR to make distributions in respect of those partnership interests. The actual amount of cash that PVR will have available for distribution will primarily depend on the amount of cash it generates from its operations.

The amount of cash PVR generates will fluctuate from quarter to quarter based on, among other things:

•	the amount of coal its lessees are able to produce;

•	the price at which its lessees are able to sell the coal;

•	the lessees’ timely receipt of payment from their customers;

•	the amount of natural gas transported in PVR’s gathering systems;

•	the amount of throughput in PVR’s processing plants;

•	the price of natural gas;

•	the price of natural gas liquids;

•	the relationship between natural gas and natural gas liquids prices;

•	the fees PVR charges and the margins it realizes for its midstream services; and

•	PVR’s hedging activities.

In addition, the actual amount of cash that PVR will have available for distribution will depend on other factors, some of which are beyond PVR’s control, including:

•	the level of capital expenditures PVR makes;

•	the cost of acquisitions, if any;

•	PVR’s debt service requirements;

•	fluctuations in PVR’s working capital needs;

•	restrictions on distributions contained in PVR’s debt agreements;

•	prevailing economic conditions; and

•	the amount of cash reserves established by Penn Virginia Resource GP, LLC, in its sole discretion, for the proper conduct of PVR’s business.

Penn Virginia Resource Partners, L.P.

PVR is a publicly traded Delaware limited partnership formed by Penn Virginia Corporation in 2001 that is principally engaged in the management of coal properties and the gathering and processing of natural gas. Both in its current limited partnership form and in its previous corporate form, PVR has managed coal properties since 1882. Since the acquisition of a natural gas midstream business in March 2005, PVR conducts operations in two business segments: coal and natural gas midstream. For the twelve months ended March 31, 2006, approximately 81%, or $66.5 million, of PVR’s operating income was attributable to its coal segment, and approximately 19%, or $15.5 million, of its operating income was attributable to its natural gas midstream segment.

Overview of Our Operations

As discussed above, we have no independent operating activities apart from those conducted by PVR. Accordingly, the overview of our operations primarily reflects the operating activities of PVR.

Coal Segment Overview

As of December 31, 2005, PVR owned or controlled approximately 689 million tons of proven and probable coal reserves in Central and Northern Appalachia, the San Juan Basin and the Illinois Basin. As of December 31, 2005, approximately 25% of PVR’s proven and probable coal reserves were compliance coal and approximately 43% were low sulfur coal. PVR enters into long-term leases with experienced, third-party mine operators providing them the right to mine its coal reserves in exchange for royalty payments. PVR does not operate any mines. In 2005, PVR’s lessees produced 30.2 million tons of coal from PVR’s properties and paid PVR coal royalty revenues of $82.7 million, for an average gross coal royalty per ton of $2.74. Approximately 83% of PVR’s coal royalty revenues in 2005 and 79% of its coal royalty revenues in 2004 were derived from coal mined on its properties under leases containing royalty rates based on the higher of a fixed base price or a percentage of the gross sales price. The balance of PVR’s coal royalty revenues for the respective periods was derived from coal mined on its properties under leases containing fixed royalty rates that escalate annually.

Coal prices, especially in central Appalachia where the majority of PVR’s coal is produced, have increased significantly since the beginning of 2004. The price increase stems from several causes, including increased electricity demand and decreasing coal production in central Appalachia.

Substantially all of PVR’s leases require the lessee to pay minimum rental payments to PVR in monthly or annual installments. PVR actively works with its lessees to develop efficient methods to exploit its coal reserves and to maximize production from its properties. PVR also earns revenues from providing fee-based coal preparation and transportation services to its lessees, which enhance their production levels and generate additional coal royalty revenues, and from industrial third party coal end-users by owning and operating coal handling facilities through its joint venture with Massey Energy Company. Coal services revenues increased to $5.2 million in 2005 from $3.8 million in 2004. PVR believes that these types of fee-based infrastructure assets provide it with good investment and cash flow opportunities. In addition, PVR earns revenues from oil and gas royalty interests it owns, from coal transportation, or wheelage, rights and from the sale of standing timber on its properties.

PVR’s management continues to focus on acquisitions that increase and diversify its sources of cash flow. PVR increased its coal reserves by 162 million tons, or 29% from its year end coal reserves as of December 31, 2004, by completing four coal reserve acquisitions in 2005, for an aggregate purchase price of approximately $101 million. These acquisitions included 94 million tons of coal reserves in the Illinois Basin, a new market area for PVR. As part of these acquisitions, PVR also acquired oil and natural gas well royalty interests and wheelage rights. In addition, on May 25, 2006, PVR acquired for $65 million the lease rights to approximately 69 million tons of coal reserves in West Virginia.

Natural Gas Midstream Segment Overview

PVR owns and operates midstream assets that include approximately 3,573 miles of natural gas gathering pipelines and three natural gas processing facilities located in Oklahoma and the panhandle of Texas, which have 160 million cubic feet per day (or MMcfd) of total capacity. PVR’s midstream business derives revenues primarily from gas processing contracts with natural gas producers and from fees charged for gathering natural gas volumes and providing other related services. PVR also owns a natural gas marketing business, which aggregates third-party volumes and sells those volumes into intrastate pipeline systems and at market hubs accessed by various interstate pipelines. PVR acquired its natural gas midstream assets from Cantera Gas Resources, LLC in March 2005. PVR believes that this acquisition established a platform for future growth in the natural gas midstream sector and diversified its cash flows into another long-lived asset base. Since acquiring these assets, PVR has expanded its natural gas midstream business by adding 142 miles of new gathering lines.

For the ten months ended December 31, 2005, PVR’s midstream segment generated operating income of $16.3 million. Inlet volumes at PVR’s gas processing plants and gathering systems were 38.9 Bcf, or approximately 127 MMcfd, for the same ten-month period, with an operating income of $0.42 per Mcf. For the twelve months ended March 31, 2006, inlet volumes at PVR’s gas processing plants and gathering systems were 47 billion cubic feet (or Bcf), or approximately 129 MMcfd.

PVR continually seeks new supplies of natural gas to both offset the natural declines in production from the wells currently connected to its systems and to increase throughput volume. New natural gas supplies are obtained for all of its systems by contracting for production from new wells, connecting new wells drilled on dedicated acreage and by contracting for natural gas that has been released from competitors’ systems.

PVR’s Recent Acquisitions and Investments

Coal Segment

Coal Handling Joint Venture. In July 2004, PVR acquired from affiliates of Massey Energy Company a 50% interest in a joint venture formed to own and operate end-user coal handling facilities. The purchase price was $28.4 million and was funded with long-term debt under PVR’s revolving credit facility. The joint venture owns coal handling facilities which unload shipments and store and transfer coal for three industrial coal consumers in the chemical, paper and lime production industries located in Tennessee, Virginia and Kentucky. A combination of fixed monthly fees and per ton throughput fees is paid by those consumers under long-term leases expiring between 2007 and 2019. PVR recognized equity earnings of $1.1 million in 2005 and $0.4 million in 2004 related to its ownership in the joint venture. PVR received joint venture distributions of approximately $2.3 million in 2005 and $1.0 million in 2004.

Coal River Acquisition. In March 2005, PVR acquired lease rights to approximately 36 million tons of undeveloped coal reserves and royalty interests in 73 producing oil and natural gas wells for $9.3 million in cash. The coal reserves are located in the central Appalachia region of southern West Virginia. The oil and gas wells are located in eastern Kentucky and southwestern Virginia. The acquisition was funded with long-term debt under PVR’s revolving credit facility. The coal reserves are predominantly low sulfur and high BTU content, and development will occur in conjunction with PVR’s adjacent reserves and a related loadout facility that was placed into service in 2004. The oil and gas property contains approximately 2.8 billion cubic feet equivalent (Bcfe) of net proved oil and gas reserves with current net production of approximately 0.2 Bcfe on an annualized basis.

Alloy Acquisition. In April 2005, PVR acquired fee ownership of approximately 16 million tons of coal reserves for $15.0 million in cash. The reserves, located on approximately 8,300 acres in the central Appalachia region of West Virginia, will be produced from deep and surface mines. Production started in late 2005. Revenues were earned initially from wheelage fees on coal mined from an adjacent property, followed by royalty revenues as the mines on PVR’s property commenced production. The seller remained on the property as the lessee and operator. The Alloy Acquisition was funded with long-term debt under PVR’s revolving credit facility.

Wayland Acquisition. In July 2005, PVR acquired a combination of fee ownership and lease rights to approximately 16 million tons of coal reserves for $14.5 million. The reserves are located in the eastern Kentucky portion of central Appalachia. The acquisition was funded with $4.0 million of cash and the issuance of approximately 209,000 of PVR’s common units. In addition, PVR assumed $0.7 million of liabilities related to the acquired property. During the third quarter of 2005, PVR began constructing a new 600-ton per hour coal processing plant and rail loading facility on the acquired property and expects to complete construction in the third quarter of 2006 at an estimated total capital expenditure of approximately $14 million to $15 million. Since acquiring fee ownership and lease rights to the property’s coal reserves in July 2005, PVR has made cumulative capital expenditures of $4.0 million related to the construction of the plant as of March 31, 2006. The reserves have been leased to an operator who will commence the mining of raw coal on a limited basis during construction of the preparation and loading facility. After completion of the plant, PVR expects the operator’s production from the property to increase to approximately one million tons of coal per year in 2007. PVR also expect to earn fees from third party operators for coal processed from adjacent properties.

Green River Acquisition. In July 2005, PVR also acquired fee ownership of approximately 94 million tons of coal reserves in the western Kentucky portion of the Illinois Basin for $62.4 million in cash and the assumption of $3.3 million of deferred income. This coal reserve acquisition was PVR’s first in the Illinois Basin and was funded with long-term debt under PVR’s revolving credit facility. Currently, approximately 43 million tons of these coal reserves are leased to affiliates of Peabody Energy Corporation. PVR expects the remaining coal reserves to be leased over the next several years, with a gradual increase in coal production and related cash flow from the property.

Huff Creek Acquisition. In May 2006, PVR acquired from Huff Creek Energy Company and Appalachian Coal Holdings, Inc. the lease rights to approximately 69 million tons of coal reserves located on approximately 20,000 acres in Logan, Boone and Wyoming Counties, West Virginia. The purchase price was $65.0 million and was funded with long-term debt under PVR’s revolving credit facility.

Natural Gas Midstream Segment

Cantera Acquisition. On March 3, 2005, PVR completed its acquisition of Cantera Gas Resources, LLC, a midstream gas gathering and processing company with primary locations in the mid-continent area of Oklahoma and the panhandle of Texas. Cash paid in connection with the acquisition was $199.2 million, net of cash received and including capitalized acquisition costs, which PVR funded with a $110 million term loan and with long-term debt under its revolving credit facility. PVR used the proceeds from its sale of common units in a subsequent public offering in March 2005 to repay its term loan in full and to reduce outstanding indebtedness under its revolving credit facility.

Transwestern Acquisition. On June 30, 2006, PVR completed its acquisition of approximately 115 miles of pipelines and related compression facilities in Texas and Oklahoma. The acquisition is a significant expansion of and is complementary to PVR’s existing Beaver/Perryton system. PVR paid for the acquisition with approximately $15 million in cash.

Results of PVR’s Operations

The following table sets forth a summary of certain financial data for the periods indicated.

	For the Fiscal Year Ended December 31,		% Change 2004 to 2005	For the Fiscal Year Ended December 31, 2003	% Change 2003 to 2004	For the Three Months Ended March 31,		% Change 2005 to 2006
	2005	2004				2006	2005
	(in millions, except per unit data)
Revenues	$446.3	$75.6	490%	$55.6	36%	$135.2	$46.2	193%
Expenses	$368.3	$35.1	949%	$29.1	21%	$116.9	$31.9	266%
Operating income	$78.1	$40.5	93%	$26.6	52%	$18.2	$14.3	27%
Net income (loss)	$51.2	$34.3	49%	$22.7	51%	$8.3	$(2.5)	432%
Net income (loss) per limited partner unit, basic and diluted	$2.43	$1.86	31%	$1.24	50%	$0.19	$(0.13)	246%
Cash flows provided by operating activities	$93.7	$54.8	71%	$41.1	33%	$13.3	$11.4	17%

The increase in net income for the three months ended March 31, 2006 compared to the same period in 2005 was primarily attributable to a $3.9 million increase in operating income and a $7.8 million decrease in non-cash derivative losses, which were partially offset by a $1.0 million increase in interest expense for borrowings used to fund 2005 acquisitions. Operating income increased in the three months ended March 31, 2006, primarily due to the contribution of the natural gas midstream business that PVR acquired in March 2005 and increased coal royalty revenue resulting from higher coal prices.

The increase in 2005 net income compared to 2004 net income was primarily attributable to increased operating income, which was partially offset by a $14.0 million noncash net charge to earnings for unrealized losses on derivatives in PVR’s natural gas midstream segment and a $6.7 million increase in interest expense. Operating income increased in 2005 primarily due to increased coal royalty revenues resulting from higher commodity prices and related services income and the contribution of the natural gas midstream business that was acquired in March 2005.

Coal Segment

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

The following table sets forth a summary of certain financial and other data for PVR’s coal segment and the percentage change for the periods indicated:

	Three Months Ended March 31,		% Change
	2006	2005
	(dollars in thousands, except per ton amounts)
Revenues:
Coal royalties	$22,422	$18,053	24%
Coal services	1,426	1,270	12%
Other	1,480	489	203%

Total revenues	25,328	19,812	28%
Expenses:
Operating	969	1,032	(6%)
Taxes other than income	310	278	12%
General and administrative	2,230	2,353	(5%)
Depreciation, depletion and amortization	4,752	3,855	23%

Total expenses	8,261	7,518	10%

Operating income	$17,067	$12,294	39%

Operating Statistics:
Royalty coal tons produced by lessees (tons in thousands)	7,720	6,715	15%
Average royalty per ton ($/ton)	$2.90	$2.69	8%

Revenues. Coal royalty revenues increased to $22.4 million for the three months ended March 31, 2006 from $18.1 million, or 24%, for the same period in 2005, due to a higher average royalty per ton and increased production. The average royalty per ton increased to $2.90 in the first quarter of 2006 from $2.69 in the first quarter of 2005. The increase in the average royalty per ton was primarily due to a greater percentage of coal being produced from certain price-sensitive leases and stronger market conditions for coal resulting in higher prices. Coal production by PVR’s lessees increased primarily due to new production on its Illinois Basin property, which PVR acquired in the third quarter of 2005.

Other revenues increased primarily due to various factors. In the three months ended March 31, 2006, PVR received approximately $0.4 million in revenues for the management of certain coal properties, approximately $0.1 million of rental income from railcars purchased in the second quarter of 2005 and approximately $0.1 million of royalty income from oil and natural gas royalty interests acquired in March 2005. PVR also received approximately $0.3 million of additional wheelage fees in the three months ended March 31, 2006, primarily as a result of an April 2005 acquisition.

Expenses. Operating expenses did not change for the three months ended March 31, 2006 as compared to the same period in 2005. Despite the increase in production, operating expenses did not increase because production on PVR’s subleased properties decreased by 29% to 0.8 million tons in the first quarter of 2006 due to the movement of longwall mining operations at one of these properties. Depreciation, depletion and amortization expense increased due to the increase in production and a higher depletion rate on reserves PVR acquired in 2005.

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

The following table sets forth a summary of certain financial and other data for PVR’s coal segment and the percentage change for the periods indicated:

	Fiscal Year Ended December 31,		% Change
	2005	2004
	(dollars in thousands, except per ton amounts)
Revenues:
Coal royalties	$82,725	$69,643	19%
Coal services	5,230	3,787	38%
Other	7,800	2,200	255%

Total revenues	95,755	75,630	27%

Operating costs and expenses:
Operating	$5,755	$7,224	(20%)
Taxes other than income	1,129	948	19%
General and administrative	9,237	8,307	11%
Depreciation, depletion and amortization	17,890	18,632	(4%)
Total operating expenses	34,011	35,111	(3%)

Operating income	$61,744	$40,519	52%

Operating Statistics:
Royalty coal tons produced by lessees (tons in thousands)	30,227	31,181	(3%)
Average royalty per ton ($/ton)	$2.74	$2.23	23%

Revenues. Coal royalty revenues increased to $82.7 million in 2005 from $69.6 million in 2004, or 19%, due to a higher average royalty per ton despite a 3% decrease in production. The average royalty per ton increased 23% to $2.74 in 2005 from $2.23 in 2004. The increase in the average royalty per ton was primarily due to a greater percentage of coal being produced from certain price-sensitive leases and stronger market conditions for coal resulting in higher prices. Coal production by PVR’s lessees decreased primarily due to a loss of production resulting from one lessee’s longwall mining operation moving off of PVR’s property and onto an adjacent third party property in the first quarter of 2005. Production also decreased due to the inability of one lessee’s customer to receive shipments because of an operating problem at the customer’s power generation facility. These decreases were partially offset by production from property PVR acquired in July 2005 in the Illinois Basin.

Coal service revenues increased 38% to $5.2 million in 2005 from $3.8 million in 2004. The increase in coal services revenues was primarily related to increased equity earnings from the coal handling joint venture in which PVR acquired a 50% interest in July 2004. Increased revenues from two coal handling facilities that began operating in July 2003 and February 2004 also contributed to the increase.

Other revenues increased 255% to $7.8 million in 2005 from $2.2 million in 2004 primarily due to the following factors. PVR received approximately $1.3 million of additional wheelage fees primarily as a result of the Alloy Acquisition in April 2005. PVR also received $1.5 million during the second quarter of 2005 from the sale of a bankruptcy claim filed against a former lessee in 2004 for lost future rents. PVR received approximately $1.4 million of royalty income in 2005 from the oil and natural gas royalty interests acquired in the March 2005 Coal River Acquisition, approximately $0.8 million in fees for the management of certain coal properties and approximately $0.4 million of rental income from railcars purchased in the second quarter of 2005.

Expenses. Operating expenses decreased to $5.8 million in 2005 from $7.2 million in 2004, or 20%, due to a decrease in production from subleased properties, partially offset by new wheelage expenses incurred as a result of the April 2005 Alloy Acquisition. Production from subleased properties decreased by 32% to 4.6 million tons in 2005 from 6.8 million tons in 2004. General and administrative expenses increased primarily due to increased accounting and tax related fees and increased payroll costs due to new personnel and wage increases. The decrease in depreciation, depletion and amortization expense is consistent with the decrease in production.

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

The following table sets forth a summary of certain financial and other data for PVR’s coal segment and the percentage change for the periods indicated:

	Fiscal Year Ended December 31,		% Change
	2004	2003
	(dollars in thousands, except per ton amounts)
Revenues:
Coal royalties	$69,643	$50,312	38%
Coal services	3,787	2,111	79%
Other	2,200	3,219	(32%)

Total revenues	75,630	55,642	36%

Expenses:
Operating	$7,224	$4,235	71%
Taxes other than income	948	1,256	(25%)
General and administrative	8,307	7,013	18%
Depreciation, depletion and amortization	18,632	16,578	12%

Total expenses	35,111	29,082	21%

Operating income	$40,519	$26,560	53%

Operating Statistics:
Royalty coal tons produced by lessees (tons in thousands)	31,181	26,463	18%
Average royalty per ton ($/ton)	$2.23	$1.90	17%

Revenues. Coal royalty revenues increased to $69.6 million in 2004 from $50.3 million in 2003, or 38%, principally due to increased production by PVR’s lessees and higher royalty rates. The increase in the average gross royalty per ton accounted for 54% of the increase in coal royalty revenues and was primarily due to stronger market conditions for coal and the resulting higher coal prices. The increase in production accounted for the remaining 46% of the overall increase in coal royalty revenues. Production increased when, in the first quarter of 2004, one lessee’s longwall mining operation moved onto one of PVR’s subleased central Appalachia properties from an adjacent third party property. The addition of a new mine operator and new mines in PVR’s central Appalachia properties also contributed to increased production.

Coal services revenues increased primarily as a result of start-up operations at two coal handling facilities that began operating in July 2003 and February 2004. Equity earnings from a coal handling joint venture in which PVR acquired a 50% interest in July 2004 also contributed to the increase.

Other revenues decreased primarily due to decreases in minimum rentals and timber revenues. Minimum rental revenues decreased primarily due to the timing of expiring recoupments from PVR’s lessees. The amount recognized in 2003 primarily related to four leases. Each of these leases was assigned to a new lessee approved by PVR. The leases were amended at the time of assignment to allow the new lessees additional time to offset actual production against minimum rental payments. Timber revenues decreased due to the timing of a parcel sale of PVR’s standing timber in 2003 and poor weather conditions in the second quarter of 2004. These decreases were partially offset by a gain on the 2004 sale of surface property in Virginia.

Expenses. Operating expenses increased to $7.2 million in 2004 from $4.2 million in 2003, or 71%, due to an increase in production by lessees on PVR’s subleased properties. Production from subleased properties increased by 74% to 6.8 million tons in 2004 from 3.9 million tons in 2003. The decrease in taxes other than income was attributable to the assumption by a new lessee of the property tax obligation on PVR’s Coal River property for which it had been responsible since the bankruptcy of the initial Coal River lessee. General and administrative expenses increased due to costs related to a secondary public offering for the sale of common units held by an affiliate of Peabody Energy Corporation and increased professional fees and payroll costs relating to evaluating acquisition opportunities and compliance with the Sarbanes-Oxley Act of 2002. Depreciation, depletion and amortization expense increased primarily as a result of increased production and depreciation on PVR’s coal services facilities which began operations in July 2003 and February 2004.

Natural Gas Midstream Segment

PVR began operating in its natural gas midstream segment on March 3, 2005 with the acquisition of Cantera’s natural gas midstream business. The results of operations of the natural gas midstream segment since that date are discussed below.

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

The following table sets forth a summary of certain financial and other data for PVR’s natural gas midstream segment and the percentage change for the periods indicated:

	Three Months Ended March 31,		% Change
	2006	2005 (a)
	(dollars in thousands)
Revenues:
Residue gas	$78,530	$17,040	361%
Natural gas liquids	28,037	8,275	239%
Condensate	2,272	—	100%
Gathering and transportation fees	342	963	(64%)

Total natural gas midstream revenues	109,181	26,278	315%
Marketing revenue, net	655	100	555%

Total revenues	109,836	26,378	316%
Expenses:
Cost of gas purchased	$98,651	$21,837	352%
Operating	2,508	795	215%
Taxes other than income	388	104	273%
General and administrative	3,041	412	638%
Depreciation and amortization	4,069	1,224	232%

Total operating expenses	108,657	24,372	346%

Operating income	$1,179	$2,006	(41%)

Operating Statistics:
Inlet volumes (MMcf)	12,053	3,907	208%
Midstream processing margin (b)	$10,530	$4,441	137%
Midstream processing margin per Mcf (b)	1.25	1.14	9.6%

(a)	Represents the results of operations of the natural gas midstream segment since March 3, 2005, the closing date of the purchase of the natural gas midstream business.
(b)	Midstream processing margin consists of total natural gas midstream revenues minus the cost of natural gas purchased. Excluding the effect of a $4.6 million non-cash reserve charge, the midstream processing margin per Mcf for the three months ended March 31, 2006 would have been $1.25 per Mcf.

Revenues. Revenues included residue gas sold from processing plants after NGLs were removed, NGLs sold after being removed from inlet volumes received, condensate collected and sold, gathering and other fees primarily from natural gas volumes connected to PVR’s gas processing plants and the purchase and resale of natural gas not connected to its gathering systems and processing plants. The increase in average realized sales price from $6.75 per Mcf in the first quarter of 2005 to $9.11 per Mcf, or 35%, in the first quarter of 2006 is consistent with overall market increases in NGL and natural gas prices.

Expenses. Operating costs and expenses primarily consisted of the cost of midstream gas purchased and also included operating expenses, taxes other than income, general and administrative expenses and depreciation and amortization.

Cost of natural gas purchased consisted of amounts payable to third-party producers for natural gas purchased under percentage of proceeds and keep-whole contracts. The increase in the average purchase price for natural gas from $5.59 in the first quarter of 2005 to $8.18, or 46%, in the first quarter of 2006 is primarily due to overall market increases in natural gas prices. Included in cost of natural gas purchased for the three months ended March 31, 2006, was a $4.6 million non-cash charge to reserve for amounts related to balances assumed as part of the acquisition of PVR’s natural gas midstream business for which PVR is still evaluating the possibility of collection. Excluding this non-cash charge, the midstream processing margin per Mcf would have been $1.25 per Mcf, an increase of 7% from $1.13 in the first quarter of 2005.

General and administrative expenses per Mcf increased from $0.11 in the first quarter of 2005 to $0.25, or 127%, in the first quarter of 2006, primarily due to additional personnel added to support the business and increased reimbursement to PVR’s general partner for corporate overhead costs.

Fiscal Year Ended December 31, 2005

PVR began operating in its natural gas midstream segment on March 3, 2005 with the acquisition of Cantera’s natural gas midstream business. Below is a discussion of the results of operations of PVR’s natural gas midstream segment for the fiscal year ended December 31, 2005.

	Year Ended December 31, 2005 (a)
	Amount	(per Mcf)
	(dollars in thousands)
Revenues:
Residue gas	$233,208	—
Natural gas liquids	106,453	—
Condensate	7,322	—
Gathering and transportation fees	1,674	—

Total natural gas midstream revenues	348,657	$8.97
Marketing revenue, net	1,936	0.05

Total revenues	350,593	9.02

Expenses:
Cost of gas purchased	303,912	7.82
Operating	9,347	0.24
Taxes other than income	1,268	0.03
General and administrative	6,981	0.18
Depreciation and amortization	12,738	0.33

Total operating expenses	$334,246	$8.60

Operating income	$16,347	$0.42

Operating Statistics:
Inlet volumes (MMcf)	38,875	—
Midstream processing margin (b)	$44,745	$1.15

(a)	Represents the results of operations of the natural gas midstream segment since March 3, 2005, the closing date of the purchase of the natural gas midstream business.
(b)	Midstream processing margin consists of total natural gas midstream revenues minus the cost of natural gas purchased.

Revenues. Revenues were generated from the sale of residue gas sold from processing plants after NGLs were removed, NGLs sold after being removed from inlet volumes received, condensate collected and sold, gathering and other fees primarily from natural gas volumes connected to PVR’s gas processing plants and the purchase and resale of natural gas not connected to its gathering systems and processing plants. The average realized sales price was $8.97 per Mcf in 2005. Natural gas inlet volumes at PVR’s three gas processing plants were approximately 38.9 Bcf in 2005.

Expenses. Operating costs and expenses primarily consisted of the cost of natural gas purchased and also included operating expenses, taxes other than income, general and administrative expenses and depreciation and amortization.

Cost of natural gas purchased in 2005 consisted of amounts payable to third-party producers for natural gas purchased under percentage of proceeds and keep-whole contracts. The average purchase price for natural gas was $7.82 per Mcf in 2005. The midstream processing margin, consisting of total natural gas midstream revenues minus the cost of natural gas purchased, was $44.7 million, or $1.15 per Mcf of inlet gas.

Operating expenses were $9.3 million in 2005 and included costs directly associated with the operations of PVR’s natural gas midstream segment and include direct labor and supervision, property insurance, repair and maintenance expenses, measurement and utilities. These costs are generally fixed across broad volume ranges. The fuel expense to operate pipelines and plants is more variable in nature and is sensitive to changes in volume and commodity prices; however, a the substantial majority of the fuel cost is generally borne by PVR’s producers.

General and administrative expenses for 2005 were $7.0 million and consisted of costs to manage the midstream assets as well as integration costs.

Depreciation and amortization expenses for 2005 included $4.1 million in amortization of intangibles recognized in connection with the acquisition of the natural gas midstream business and $8.6 million of depreciation on property, plant and equipment.

Other

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Interest Expense. Interest expense for the three months ended March 31, 2006 was $4.1 million as compared to $3.1 million for the same period in 2005, an increase of 31%, primarily due to interest incurred on additional borrowings under PVR’s revolving credit facility to finance the acquisition of the natural gas midstream business and coal property acquisitions in 2005.

Derivative Losses. Non-cash derivative losses decreased to $6.1 million, or 56% for the three months ended March 31, 2006 from $13.9 for the same period in 2005, primarily as a result of the mark-to-market adjustments on certain derivatives that no longer qualified for hedge accounting due to the results of quarterly hedge effectiveness testing. Because PVR’s natural gas derivatives and a large portion of its NGL derivatives no longer qualify for hedge accounting and to increase clarity in its financial statements, PVR elected to discontinue hedge accounting prospectively for its remaining commodity derivatives beginning May 1, 2006. The $13.9 million in derivative losses for the three months ended March 31, 2005, represented the change in the market value of derivative agreements between the time PVR entered into the agreements in January 2005 and the time they qualified for hedge accounting after closing the acquisition of the natural gas midstream business in March 2005.

For the three months ended March 31, 2006, in addition to the $6.1 million derivative losses discussed above, PVR recognized a net derivative gain of $0.3 million which is reflected primarily in natural gas midstream revenues and cost of midstream gas purchased. PVR made net cash disbursements of $2.9 million on derivative settlements during the three months ended March 31, 2006.

Fiscal Year Ended December 31, 2005 Compared to Fiscal Year Ended December 31, 2004

Interest Expense. Interest expense for 2005 increased to $14.1 million, or 93% as compared to $7.3 million in 2004 primarily due to interest incurred on additional borrowings to finance the acquisition of the natural gas midstream business and coal property acquisitions in 2005. The increase in interest expense from 2003 to 2004 was primarily due to higher debt levels resulting from the coal handling joint venture investment in July 2004 and bridge loan issue costs that were expensed upon the termination in December 2004 of the bridge loan agreement which PVR entered into during the fourth quarter of 2004 in anticipation of the acquisition of the natural gas midstream business.

Interest Income. Interest income changed only slightly from $1.1 million in 2004 to $1.2 million in 2005, an 8% increase. In June 2005, a note receivable matured, resulting in half a year of interest income compared to a full year in 2004. This decrease was more than offset by interest income earned on cash balances in PVR’s new natural gas midstream segment. Interest income decreased from 2003 to 2004 primarily due to the declining principal balance on PVR’s note receivable.

Derivatives Losses. The noncash unrealized loss on derivatives was $14.0 million in 2005. There was no derivative loss in 2004. The 2005 loss included a $13.9 million noncash unrealized loss for mark-to-market adjustments on certain derivative agreements, a $0.7 million noncash unrealized loss for mark-to-market adjustments on a natural gas basis swap for which PVR has elected not to use hedge accounting and a $0.6 million noncash net unrealized gain for changes in effectiveness of open commodity price hedges related to the natural gas midstream segment. The $13.9 million unrealized loss primarily represented the change in the market value of derivative agreements between the time PVR entered into the agreements in January 2005 and the time they qualified for hedge accounting after closing the acquisition of the natural gas midstream business in March 2005. When PVR agreed to acquire its natural gas midstream business, it wanted to ensure an acceptable return on the investment. PVR achieved this objective by entering into pre-closing commodity price derivative agreements covering approximately 75% of the net volume of NGLs expected to be sold from April 2005 through December 2006. Rising commodity prices resulted in a significant change in the market value of those derivative agreements before they qualified for hedge accounting. This change in market value resulted in a noncash charge to earnings for the unrealized loss on derivatives. Upon qualifying for hedge accounting, changes in the derivative agreements’ market value were accounted for as other comprehensive income or loss to the extent they were effective rather than having a direct effect on net income. Cash settlements with the counterparties related to the derivative agreements will occur monthly in the future over the remaining life of the agreements, and PVR will receive a correspondingly higher or lower amount for the physical sale of the commodity over the same period.

Fiscal Year Ended December 31, 2004 Compared to Fiscal Year Ended December 31, 2003

Interest Expense. Interest expense increased 46% from $5.0 million in 2003 to $7.3 million in 2004, primarily due to bridge loan issue costs that were expensed upon the termination of the bridge loan agreement in December 2004 and higher debt levels resulting from the coal handling joint venture investment in July 2004.

Interest Income. Interest income decreased 13% from $1.2 million in 2003 to $1.1 million in 2004, primarily due to the declining principal balance on PVR’s note receivable.

Unit Split

On February 23, 2006, the board of directors of PVR’s general partner declared a two-for-one split of PVR’s common and subordinated units. On April 4, 2006, PVR completed the split by distributing one additional common unit and one additional subordinated unit (a total of 16,997,325 common units and 3,824,940 subordinated units) for each common unit and subordinated unit, respectively, held of record at the close of business on March 28, 2006.

Liquidity and Capital Resources

Liquidity

We rely exclusively on distributions from PVR to fund any cash requirements for our operations. PVR generally satisfies its working capital requirements and funds its capital expenditures and debt service obligations from cash generated from its operations and borrowings under its revolving credit facility. PVR believes that the cash generated from PVR’s operations and its borrowing capacity will be sufficient to meet its working capital requirements, anticipated capital expenditures (other than major capital improvements or acquisitions), scheduled debt payments and distribution payments. PVR’s ability to satisfy its obligations and planned expenditures will depend upon PVR’s future operating performance, which will be affected by, among other things, prevailing economic conditions in the coal industry and natural gas midstream market, some of which are beyond PVR’s control.

Cash Flows

Cash provided by operations increased $1.9 million, or 17%, to $13.3 million for the three months ended March 31, 2006 from $11.4 million for the same period in 2005. The overall increase was primarily attributable to higher average gross coal royalties per ton and accretive cash flows from PVR’s natural gas midstream business, which was acquired in March 2005. Cash provided by operations increased $38.9 million, or 71%, to $93.7 million for the year ended December 31, 2005 from $54.8 million for the same period in 2004. The overall increase in cash provided by operations in 2005 compared to 2004 was primarily attributable to higher average gross coal royalties per ton and accretive cash flows from PVR’s newly acquired natural gas midstream business. Cash provided by operations increased $13.7 million, or 33%, to $54.8 million for the year ended December 31, 2004 from $41.1 million for the same period in 2003. The overall increase in cash provided by operations in 2004 compared to 2003 was largely due to increased production by PVR’s lessees and higher coal royalty rates.

PVR made cash investments during the three months ended March 31, 2006, primarily for coal reserve acquisitions, coal loadout facility construction and natural gas midstream gathering systems. Other investments in the same period of 2005 included the acquisition of PVR’s natural gas midstream business, net of cash acquired, and coal reserve acquisitions.

PVR made cash investments in 2005 primarily for its acquisition of the natural gas midstream business and coal reserve acquisitions. Other investments in 2005 included a $4.1 million purchase of railcars that PVR previously leased and $4.4 million of gathering system additions. Cash investments in 2004 primarily related to PVR’s investment in the coal handling joint venture with Massey, which has been accounted for as an equity investment. Cash investments in 2003 primarily related to PVR’s construction of a new coal loading facility on its Coal River property in West Virginia.

Capital expenditures, including noncash items, for each of the three years ended December 31, 2005 and for the three months ended March 31, 2005 and 2006, were as follows:

	Year Ended December 31,			Year Ended December 31,		Three Months Ended March 31,
	2005	2004	% Change 2004 to 2005	2003	% Change 2003 to 2004	2006	2005	% Change 2005 to 2006
	(dollars in thousands)			(dollars in thousands)	(dollars in thousands)
Coal:
Coal reserve and lease acquisitions (a)(b)	$106,489	$1,293	814%	$6,330	(80)%	$2,689	$9,333	(71%)
Acquisition of coal handling joint venture interest	—	28,442	—	—	—	—	—	—
Support equipment and facilities (c)	6,008	855	603%	4,128	79%	2,243	38	5,803%

Total	112,497	30,590	268%	10,458	193%	4,932	9,371	(47%)

Natural gas midstream:
Acquisitions, net of cash acquired	199,223	—	—	—	—	—	195,651	—
Other property and equipment expenditures	7,588	—	—	—	—	2,561	251	920%

Total	206,811	—	—	—	—	2.561	195,902	(99%)

Total capital expenditures	$319,308	$30,590	944%	$10,458	193%	$7,493	$205,273	(96%)

(a)	Amount in 2005 includes noncash expenditure of $11.1 million to acquire coal reserves in Kentucky in the Wayland Acquisition in exchange for $10.4 million of equity issued in the form of common units and $0.7 million of liabilities assumed. Amount in 2005 also includes the noncash portion of the Green River Acquisition, in which PVR assumed $3.3 million of deferred income. Amounts in 2004 and 2003 include noncash expenditures of $1.1 million and $5.2 million to acquire additional reserves on PVR’s northern Appalachia properties in exchange for equity issued in the form of common and Class B units.
(b)	Amount in 2005 includes $0.4 million of noncash expenditures due to the timing of payment of invoices.
(c)	Amount in 2005 includes $0.8 million of noncash expenditures due to the timing of payment of invoices.

PVR funded its capital expenditures for the three months ended March 31, 2006 with cash flows from operations. To finance its acquisitions in the three months ended March 31, 2005, PVR borrowed $80.3 million, net of repayments, received proceeds of $125.2 million from its secondary public offering and received a $2.5 million contribution from its general partner. Distributions to partners increased to $15.5 million in the three months ended March 31, 2006, from $10.4 million in the three months ended March 31, 2005, because PVR increased the quarterly distribution per unit.

To finance its 2005 acquisitions, PVR borrowed $137.2 million, net of repayments, received proceeds of $126.4 million from its secondary public offering of common units and received a $2.6 million contribution from its general partner in order to maintain its 2.0% interest in PVR. To finance its equity investment in the Massey coal handling joint venture in 2004, PVR borrowed $26.0 million, net of repayments. In 2003, PVR received $90.0 million in proceeds from a private placement of senior unsecured notes, which PVR used to repay a $43.4 million term loan and to repay most of the outstanding debt on its revolving credit facility at the time. Distributions to partners increased to $51.9 million in 2005 from $39.2 million in 2004 and $36.7 million in 2003 because PVR increased the quarterly distribution per unit.

Long-Term Debt

As of March 31, 2006, PVR had outstanding borrowings of $251.7 million, consisting of $172.0 million borrowed under its revolving credit facility and $79.7 million of senior unsecured notes, or the Notes. The current portion of the Notes as of March 31, 2006, was $9.8 million. As of December 31, 2005, PVR had outstanding borrowings of $255.0 million, consisting of $172.0 million borrowed under its revolving credit facility and $83.0 million of the Notes. The current portion of the Notes as of December 31, 2005, was $8.1 million.

Revolving Credit Facility. Concurrent with the closing of the acquisition of the natural gas midstream business in March 2005, PVR’s wholly owned operating company, the parent of PVR Midstream LLC and a subsidiary of PVR, entered into a new unsecured $260 million, five-year credit agreement with a syndicate of financial institutions led by PNC Bank, National Association. The new agreement consisted of a $150 million revolving credit facility that matures in March 2010 and a $110 million term loan. PVR used a portion of the revolving credit facility and the term loan to fund the acquisition of the natural gas midstream business and to repay borrowings under PVR’s previous credit facility. Proceeds of $126.4 million received from a subsequent public offering of 2.5 million common units in March 2005 and a $2.6 million contribution from PVR’s general partner were used to repay the $110 million term loan and a portion of the amount outstanding under the revolving credit facility. In the fourth quarter of 2004, PVR paid loan issue costs of approximately $1.2 million related to the term loan, which were recorded as interest expense in 2004. The term loan cannot be re-borrowed. The revolving credit facility is available for general PVR partnership purposes, including working capital, capital expenditures and acquisitions, and includes a $10 million sublimit for the issuance of letters of credit. In 2005, PVR incurred commitment fees of $0.4 million on the unused portion of the revolving credit facility. As of December 31, 2005 and March 31, 2006, PVR had $172.0 million outstanding under the revolving credit facility.

In July 2005, PVR amended its credit agreement to increase the size of the commitment under the revolving credit facility from $150 million to $300 million and to increase a one-time option (upon receipt by the credit facility’s administrative agent of commitments from one or more lenders) to expand the revolving credit facility from $100 million to $150 million. The amendment also updated certain debt covenant definitions. The interest rate under the credit agreement remained unchanged and fluctuates based on PVR’s ratio of total indebtedness to EBITDA. Interest is payable at a base rate plus an applicable margin of up to 1.00% if PVR selects the base rate borrowing option under the credit agreement or at a rate derived from the London Interbank Offering Rate (or LIBOR) plus an applicable margin ranging from 1.00% to 2.00% if PVR selects the LIBOR-based borrowing option. The other terms of the credit agreement remained unchanged.

The financial covenants under PVR’s revolving credit facility require PVR to maintain specified levels of debt to consolidated EBITDA and consolidated EBITDA to interest. The financial covenants restricted PVR’s borrowing capacity under its revolving credit facility to approximately $106.5 million as of December 31, 2005 and approximately $145.9 million as of March 31, 2006. The Revolver prohibits PVR from making distributions to its unitholders and distributions in excess of available cash if any potential default or event of default, as defined in the revolving credit facility, occurs or would result from the distribution. In addition, the revolving credit facility contains various covenants that limit, among other things, PVR’s ability to incur indebtedness, grant liens, make certain loans, acquisitions and investments, make any material change to the nature of its business, acquire another company or enter into a merger or sale of assets, including the sale or transfer of interests in its subsidiaries. As of December 31, 2005 and March 31, 2006, PVR was in compliance with all of its covenants under the revolving credit facility.

Senior Unsecured Notes. As of December 31, 2005 and March 31, 2006, PVR owed $83.0 million and $79.7 million, respectively, under its Notes. The Notes initially bore interest at a fixed rate of 5.77% and mature in March 2013, with semi-annual principal and interest payments. The Notes contain various covenants similar to those contained in the revolving credit facility. The Notes rank pari passu in right of payment with all other unsecured indebtedness, including the revolving credit facility. As of December 31, 2005 and March 31, 2006, PVR was in compliance with all of its covenants under the Notes.

In conjunction with the closing of the acquisition of the natural gas midstream business, PVR amended the Notes to allow PVR to enter the natural gas midstream business and to increase certain covenant coverage ratios, including the debt to EBITDA test. In exchange for this amendment, PVR agreed to a 0.25% increase in the fixed interest rate on the Notes, from 5.77% to 6.02%. The amendment to the Notes also requires that PVR obtain an annual confirmation of its credit rating, with a 1.00% increase in the interest rate payable on the Notes in the event its credit rating falls below investment grade. On March 15, 2006, PVR’s investment grade credit rating was confirmed by Dominion Bond Rating Services.

Interest Rate Swaps. In September 2005, PVR entered into two interest rate swap agreements with notional amounts totaling $60 million to establish a fixed rate on the LIBOR-based portion of the outstanding balance of the revolving credit facility until March 2010 (or the Revolver Swaps). PVR pays a fixed rate of 4.22% on the notional amount, and the counterparties pay a variable rate equal to the three-month LIBOR. Settlements on the Revolver Swaps are recorded as interest expense. The Revolver Swap agreements were designated as cash flow hedges. Accordingly, the effective portion of the change in the fair value of the swap transactions is recorded each period in other comprehensive income. The ineffective portion of the change in fair value, if any, is recorded to current period earnings in interest expense. After considering the applicable margin of 1.25% in effect as of December 31, 2005, the total interest rate on the $60 million portion of Revolver borrowings covered by the Revolver Swaps was 5.47% at December 31, 2005 and March 31, 2006.

In March 2003, PVR entered into an interest rate swap agreement with an original notional amount of $30 million to hedge a portion of the fair value of the Notes (or the Senior Notes Swap). The Senior Notes Swap agreement was settled on June 30, 2005, for $0.8 million. The settlement was paid in cash by PVR to the counterparty in July 2005. The $0.8 million negative fair value adjustment of the carrying amount of long-term debt will be amortized as interest expense over the remaining term of the Notes using the effective interest rate method.

Future Capital Needs and Commitments

Part of PVR’s strategy is to make acquisitions which increase cash available for distribution to its unitholders. Long-term cash requirements for asset acquisitions are expected to be funded by several sources, including cash flows from operating activities, borrowings under credit facilities and the issuance of additional equity and debt securities. PVR’s ability to make these acquisitions in the future will depend in part on the availability of debt financing and on its ability to periodically use equity financing through the issuance of new common units, which will depend on various factors, including prevailing market conditions, interest rates and its financial condition and credit rating at the time.

PVR anticipates making capital expenditures, excluding acquisitions, in 2006 of $16 to $18 million for coal services related projects and other property and equipment, and $8 to $10 million for natural gas midstream system expansion projects. PVR believes that cash flow provided by operating activities will be sufficient to fund these capital expenditures. PVR believes that it will continue to have adequate liquidity to fund future recurring operating and investing activities. Short-term cash requirements, such as operating expenses and quarterly distributions to PVR’s general partner and unitholders, are expected to be funded through operating cash flows.

Contractual Obligations

PVR’s contractual obligations, as of December 31, 2005, are summarized in the following table:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	Thereafter
	(in thousands)
Revolving credit facility	$172,000	$—	$—	$172,000	$—
Senior unsecured notes	83,700	8,300	23,700	27,500	24,200
Rental commitments (a)	3,751	934	1,629	1,188	—

Total contractual cash obligations (b)	$259,451	$9,234	$25,329	$200,688	$24,200

(a)	PVR’s rental commitments primarily relate to reserve-based properties which are, or are intended to be, subleased by PVR to third parties. The obligation expires when the property has been mined to exhaustion or the lease has been canceled. The timing of mining by third party operators is difficult to estimate due to numerous factors. PVR believes that the obligation after five years cannot be estimated with certainty; however, based on historical trends, PVR believes that it will incur approximately $0.6 million in rental commitments in perpetuity until the reserves have been exhausted.
(b)	The total contractual cash obligations do not include reimbursements to PVR’s general partner. PVR’s general partner is entitled to receive reimbursement of direct and indirect expenses incurred on PVR’s behalf until PVR is dissolved.

PVR’s Off-Balance Sheet Arrangements

At March 31, 2006 and December 31, 2005, PVR did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. PVR is, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

Summary of Critical Accounting Policies and Estimates Related to PVR’s Operations

The process of preparing financial statements in accordance with accounting principles generally accepted in the United States of America requires PVR’s management to make estimates and judgments regarding certain items and transactions. It is possible that materially different amounts could be recorded if these estimates and judgments change or if the actual results differ from these estimates and judgments. PVR considers the following to be the most critical accounting policies which involve the judgment of its management.

Natural Gas Midstream Revenues

Revenue from the sale of NGLs and residue gas is recognized when the NGLs and residue gas produced at PVR’s gas processing plants are sold. Gathering and transportation revenue is recognized based upon actual volumes delivered. Due to the time needed to gather information from various purchasers and measurement locations and then calculate volumes delivered, the collection of natural gas midstream revenues may take up to 30 days following the month of production. Therefore, accruals for revenues and accounts receivable and the related cost of gas purchased and accounts payable are made based on estimates of natural gas purchased and NGLs and natural gas sold, and PVR’s financial results include estimates of production and revenues for the period of actual production. Any differences, which PVR does not expect to be significant, between the actual amounts ultimately received or paid and the original estimates are recorded in the period they become finalized. Approximately 46% of natural gas midstream revenues in 2005 related to two customers and approximately 57% of natural gas midstream revenues for the three months ended March 31, 2006 related to three customers.

Coal Royalty Revenues

Coal royalty revenues are recognized on the basis of tons of coal sold by PVR’s lessees and the corresponding revenues from those sales. Since PVR does not operate any coal mines, PVR does not have access to actual production and revenues information until approximately 30 days following the month of production. Therefore, PVR’s financial results include estimated revenues and accounts receivable for the month of production. Any differences, which PVR does not expect to be significant, between the actual amounts ultimately received and the original estimates are recorded in the period they become finalized.

Hedging Activities

PVR has historically entered into derivative financial instruments that it expected would qualify for hedge accounting under Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities. Hedge accounting affects the timing of revenue recognition in PVR’s statements of income, as a majority of the gain or loss from a contract qualifying as a cash flow hedge is deferred until realized. The position reflected in the statement of income is based on the actual settlements with the counterparty. PVR includes this gain or loss in natural gas midstream revenues or cost of midstream gas purchased, depending on the commodity. Effective January 1, 2006, some of PVR’s derivatives did not qualify for hedge accounting under SFAS No. 133, and changes in market value of these derivative instruments were recognized in earnings. Because PVR’s natural gas derivatives and a large portion of its NGL derivatives no longer qualify for hedge accounting and to increase clarity in its financial statements, PVR elected to discontinue hedge accounting prospectively for its remaining commodity derivatives beginning May 1, 2006. When PVR does not use hedge accounting, it could experience significant changes in the estimate of non-cash derivative gain or loss recognized in revenue and cost of midstream gas purchased due to swings in the value of these contracts. These fluctuations could be significant in a volatile pricing environment.

Depletion

Coal properties are depleted on an area-by-area basis at a rate based on the cost of the mineral properties and the number of tons of estimated proven and probable coal reserves contained therein. Proven and probable coal reserves have been estimated by PVR’s own geologists and outside consultants. PVR’s estimates of coal reserves are updated annually and may result in adjustments to coal reserves and depletion rates that are recognized prospectively. PVR estimate timber inventory using statistical information and data obtained from physical measurements, site maps, photo-types and other information gathering techniques. These estimates are updated annually and may result in adjustments of timber volumes and depletion rates, which are recognized prospectively.

Goodwill

Under SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, goodwill recorded in connection with a business combination is not amortized, but tested for impairment at least annually. Accordingly, PVR does not amortize goodwill. PVR tests goodwill for impairment during the fourth quarter of each fiscal year. Based on the results of PVR’s test during the fourth quarter of 2005, no goodwill impairment was recognized in 2005.

Intangibles

Intangible assets are primarily associated with assumed contracts, customer relationships and rights-of-way. These intangible assets are amortized over periods of up to 15 years, the period in which benefits are derived from the contracts, relationships and rights-of-way, and will be reviewed for impairment under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Recent Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board (or the FASB) released Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (or FIN 47), which provides guidance for applying SFAS No. 143, Accounting for Asset Retirement Obligations. FIN 47 became effective as of December 31, 2005, and PVR recorded an additional liability of $0.6 million as a result of implementing FIN 47, relating to its natural gas midstream segment. The cumulative effect of change in accounting principle of $0.1 million was not material and was included in depreciation, depletion and amortization expense in the statement of income.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3, which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so, and it applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Consequently, PVR will adopt the provisions of SFAS 154 for its fiscal year beginning January 1, 2006. PVR does not expect the adoption of the provisions of SFAS No. 154 to have a material impact on its consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk Related to PVR’s Operations

Market risk is the risk of loss arising from adverse changes in market rates and prices. The principal market risks to which PVR is exposed are interest rate risk and NGL, crude oil, natural gas and coal price risks.

PVR is also indirectly exposed to the credit risk of its lessees. If PVR’s lessees become financially insolvent, its lessees may not be able to continue operating or meeting their minimum lease payment obligations. As a result, PVR’s coal royalty revenues could decrease due to lower production volumes.

As of December 31, 2005 and March 31, 2006, PVR’s $83.0 million and $79.7 million, respectively, of outstanding indebtedness under the Notes carried a fixed interest rate throughout its term. PVR executed an interest rate derivative transaction in March 2003 to effectively convert the interest rate on one-third of the amount outstanding under the Notes from a fixed rate of 5.77% to a floating rate of LIBOR plus 2.36%. The interest rate swap was accounted for as a fair value hedge in compliance with SFAS No. 133. The interest rate swap was settled on June 30, 2005, for $0.8 million. The settlement was paid in cash by PVR to the counterparty in July 2005.

As of December 31, 2005 and March 31, 2006, PVR’s $172.0 million of outstanding indebtedness under its revolving credit facility carried a variable interest rate throughout its term. PVR executed interest rate derivative transactions in September 2005 to effectively convert the interest rate on $60 million of the amount outstanding under its revolving credit facility from a LIBOR-based floating rate to a fixed rate of 4.22% plus the applicable margin. The interest rate swaps are accounted for as cash flow hedges in accordance with SFAS No. 133.

PVR’s price risk management program permits the utilization of derivative financial instruments (such as futures, forwards, option contracts and swaps) to seek to mitigate the price risks associated with fluctuations in natural gas, NGL and crude oil prices as they relate to its natural gas midstream business. When PVR agreed to acquire its natural gas midstream business, PVR wanted to ensure an acceptable return on the investment. This objective was supported by entering into pre-closing commodity price derivative agreements covering approximately 75% of the net volume of NGLs expected to be sold from April 2005 through December 2006. Rising commodity prices resulted in a significant change in the market value of those derivative agreements before they qualified for hedge accounting. This change in market value resulted in a $13.9 million noncash charge to earnings for the unrealized loss on these derivatives. Subsequent to the acquisition of the natural gas midstream business, PVR formally designated the agreements as cash flow hedges in accordance with SFAS No. 133. Upon qualifying for hedge accounting, changes in the market value of the derivative agreements are accounted for as other comprehensive income or loss to the extent they are effective, rather than as a direct impact on net income. SFAS No. 133 requires PVR’s to continue to measure the effectiveness of the derivative agreements in relation to the underlying commodity being hedged, and PVR will be required to record the ineffective portion of the agreements in its net income for the respective period. For 2005, PVR reported a $0.6 million net unrealized gain on derivatives for the ineffective portion of the agreements as of December 31, 2005. Cash settlements with the counterparties related to the derivative agreements will occur monthly over the life of the agreements, and PVR will receive a correspondingly higher or lower amount for the physical sale of the commodity over the same period. In addition, PVR entered into derivative agreements for NGLs and natural gas to further protect its margins subsequent to the acquisition of the natural gas midstream business. These derivative agreements have been designated as cash flow hedges.

During the first quarter of 2006, PVR reported a $6.1 million derivative loss for mark-to-market adjustments on certain derivatives that no longer qualified for hedge accounting effective January 1, 2006. Because PVR’s natural gas derivatives and a large portion of its NGL derivatives no longer qualify for hedge accounting and to increase clarity in its financial statements, PVR elected to discontinue hedge accounting prospectively for its remaining commodity derivatives beginning May 1, 2006. Consequently, from that date forward, PVR will recognize mark-to-market gains and losses in earnings currently, rather than deferring such amounts in accumulated other comprehensive income (partners’ capital). The net mark-to-market loss on its outstanding derivatives at April 30, 2006, included in accumulated other comprehensive income will be reported in future earnings through 2008 as the original hedged transactions occur. This change in reporting will have no impact on PVR’s reported cash flows, although future results of operations will be affected by mark-to-market gains and losses which fluctuate with volatile oil and gas prices. See the discussion and tables in Note 9 to the Consolidated Financial Statements included elsewhere in this prospectus for a description of PVR’s derivative program and a listing of open derivative agreements and their fair value as of March 31, 2006.

Environmental Matters

The operations of PVR’s coal lessees and its natural gas midstream segment are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. As of December 31, 2005 and 2004, PVR’s environmental liabilities totaled $2.5 million and $1.5 million, respectively. As of March 31, 2006 and 2005, PVR’s environmental liabilities totaled $2.4 million and $1.5 million, respectively, which represents PVR’s best estimate of its liabilities as of that date related to PVR’s coal and natural gas midstream businesses. PVR has reclamation bonding requirements with respect to certain unleased and inactive properties. Given the uncertainty of when a reclamation area will meet regulatory standards, a change in this estimate could occur in the future. For a summary of the environmental laws and regulations applicable to PVR’s operations, please see “Business of Penn Virginia Resource Partners, L.P.—Government Regulation and Environmental Matters Related to PVR’s Operations.”

OUR BUSINESS

General

We are a Delaware limited partnership formed in June 2006 that currently owns three types of equity interests in Penn Virginia Resource Partners, L.P. (NYSE: PVR), a publicly traded Delaware limited partnership that is principally engaged in the management of coal properties and the gathering and processing of natural gas.

Our Strategy

Our primary business strategy is to increase our cash distributions to our unitholders. PVR’s primary business objective is to create sustainable, capital-efficient growth in distributable cash flow to maximize its cash distributions to its unitholders by expanding its coal property management and natural gas gathering and processing businesses, through both internal growth and acquisitions. We intend to monitor the implementation of PVR’s business strategies. Our business strategy includes supporting the growth of PVR by purchasing PVR units or lending funds to PVR to provide funding for acquisitions or for internal growth projects. We may also provide PVR with other forms of credit support, such as guarantees related to financing a project or other types of financial support.

Our Interest in PVR

Our only cash generating assets consist of our partnership interests in PVR, which, upon completion of this offering, will initially consist of the following:

•	a 2.0% general partner interest in PVR, which we hold through our 100% ownership interest in Penn Virginia Resource GP, LLC, PVR’s general partner;

•	all of the incentive distribution rights in PVR, which we hold through our 100% ownership interest in Penn Virginia Resource GP, LLC; and

•	19,012,169 units of PVR, consisting of 7,475,414 common units, 7,649,880 subordinated units and 3,886,875 Class B units of PVR, representing an aggregate 40.9% limited partner interest in PVR. Subject to the satisfaction of the financial tests in the partnership agreement of PVR, PVR has informed us that it expects the PVR subordinated units to convert into PVR common units on or about November 15, 2006. We will purchase the Class B units from PVR using the net proceeds of this offering. See “Use of Proceeds.” For a description of the terms of the subordinated units and the Class B units, please read “Material Provisions of the Partnership Agreement of Penn Virginia Resource Partners, L.P.—Subordinated Units and Class B Units.”

All of our cash flows are generated from the cash distributions we receive with respect to the PVR partnership interests we own. PVR is required by its partnership agreement to distribute, and it has historically distributed within 45 days of the end of each quarter, all of its cash on hand at the end of each quarter, less cash reserves established by its general partner in its sole discretion to provide for the proper conduct of PVR’s business or to provide for future distributions. While we, like PVR, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of PVR. Most notably, our general partner does not have an economic interest in us and is not entitled to receive any distributions from us and our capital structure does not include incentive distribution rights. Therefore, our distributions are allocated exclusively to our common units, which is our only class of security currently outstanding.

Our ownership of PVR’s incentive distribution rights entitles us to receive the following percentages of cash distributed by PVR as it reaches the following target cash distribution levels:

•	13.0% of all incremental cash distributed in a quarter after $0.275 has been distributed in respect of each common unit, subordinated unit and Class B unit of PVR for that quarter;

•	23.0% of all incremental cash distributed after $0.325 has been distributed in respect of each common unit, subordinated unit and Class B unit of PVR for that quarter; and

•	the maximum sharing level of 48.0% of all incremental cash distributed after $0.375 has been distributed in respect of each common unit, subordinated unit and Class B unit of PVR for that quarter.

Our incentive distribution rights in PVR currently participate at the 23% target cash distribution level. Since 2001, PVR has increased its quarterly cash distribution six times from $0.25 per unit ($1.00 on an annualized basis) to $0.35 per unit ($1.40 on an annualized basis), which is the most recently paid distribution. As PVR has increased its quarterly cash distribution, we have received increasing cash distributions on our partnership interests in PVR. These increased cash distributions by PVR have caused two of the target cash distribution levels described above to be met, thereby increasing the amounts paid by PVR with respect to the incentive distribution rights. As a consequence, the cash distributions we receive from PVR with respect to our indirect ownership of the incentive distribution rights will increase more rapidly than those with respect to our ownership of the general partner interest and limited partner interests.

The following graph shows hypothetical cash distributions payable to us with respect to our partnership interests in PVR, including the incentive distribution rights, the general partner interest and the limited partner interests, across a range of hypothetical annualized distributions made by PVR. This information assumes:

•	PVR has a total of 45,531,405 limited partner units (consisting of 33,994,650 common units; 7,649,880 subordinated units and 3,886,875 Class B units) outstanding; and

•	our ownership of:

•	the 2% general partner interest in PVR,

•	100% of the incentive distribution rights in PVR, and

•	19,012,169 units of PVR, consisting of 7,475,414 common units, 7,649,880 subordinated units and 3,886,875 Class B units.

The following graph illustrates the impact to us of PVR raising or lowering its quarterly cash distribution from the most recently paid distribution of $0.35 per unit ($1.40 on an annualized basis), which was paid on May 14, 2006 with respect to the first quarter of 2006. This information is presented for illustrative purposes only. This information is not intended to be a prediction of future performance and does not attempt to illustrate the impact and changes in our or PVR’s business, including changes that may result from changes in interest rates, coal prices, natural gas prices, natural gas liquids (NGL) prices and general economic conditions, or the impact of any acquisition or, expansion projects, divestitures or issuance of additional units or debt.

The impact to us of changes in PVR’s cash distribution levels will vary depending on several factors, including the number of PVR’s outstanding limited partner units on the record date for cash distributions and the impact of the incentive distribution rights structure. In addition, the level of cash distributions we receive may be affected by risks associated with the underlying business of PVR. Please read “Risk Factors.”

If PVR is successful in implementing its business strategies and increasing distributions to its partners, we generally would expect to increase distributions to our unitholders, although the timing and amount of any such increase in our distributions will not necessarily be comparable to any increase in PVR’s distributions. We cannot assure you that any distributions will be declared or paid by PVR. Please read “Our Cash Distribution Policy and Restrictions on Distributions” and “Risk Factors.”

PVR’s cash distributions to us will vary depending on several factors, including PVR’s total outstanding partnership interests on the record date for the distribution, the per unit distribution and our relative ownership of PVR’s partnership interests.

It is not likely that our common units and PVR’s common units will trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and PVR’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

•	with respect to PVR’s distributions, PVR’s common unitholders have a priority over our incentive distribution rights in PVR;

•	we participate in PVR’s general partner’s distributions and the incentive distribution rights, and PVR’s common unitholders do not; and

•	we may enter into other businesses separate from PVR or any of its affiliates.

Please see “Comparison of Rights of Holders of PVR’S Common Units and Our Common Units” for a summary comparison of certain features of PVR’s common units and our common units.

How Our Partnership Agreement Terms Differ from those of Other Publicly Traded Partnerships

Although we are organized as a limited partnership, the terms of our partnership agreement differ from those of PVR and many other publicly traded partnerships. For example:

•	Our general partner is not entitled to incentive distributions. Most publicly traded partnerships have incentive distribution rights that entitle the general partner to receive increasing percentages, commonly up to 50%, of the cash distributed in excess of a certain per unit distribution.

•	We do not have subordinated units. Most publicly traded partnerships initially have subordinated units that (i) do not receive distributions in a quarter until all common units receive the minimum quarterly distribution plus arrearages and (ii) convert to common units upon meeting certain financial tests.

•	Our general partner is not required to make additional capital contributions to us in connection with additional issuances of units by us because it has no economic interest in us. Most general partners of publicly traded partnerships have a 2% general partner interest and are required to or have the option to make additional capital contributions to the partnership in order to maintain their percentage general partner interest upon issuance of additional partnership interests by the partnership.

You should read the summaries in “Description of Our Common Units” and “Description of Our Partnership Agreement,” as well as Appendix A—Form of Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P., for a more complete description of the terms of our partnership agreement.

Legal Proceedings

We are not currently a party to any litigation.

BUSINESS OF PENN VIRGINIA RESOURCE PARTNERS, L.P.

General

PVR is a publicly traded Delaware limited partnership formed by Penn Virginia Corporation in 2001 that is principally engaged in the management of coal properties and the gathering and processing of natural gas. Both in its current limited partnership form and in its previous corporate form, PVR has managed coal properties since 1882. Since the acquisition of a natural gas midstream business in March 2005, PVR conducts operations in two business segments: coal and natural gas midstream. For the twelve months ended March 31, 2006, approximately 81%, or $66.5 million, of PVR’s operating income was attributable to its coal segment, and approximately 19%, or $15.5 million, of its operating income was attributable to its natural gas midstream segment.

The following maps show the general locations of PVR’s coal reserves, coal services and infrastructure investments and PVR’s natural gas gathering and processing systems:

Coal Segment Overview

As of December 31, 2005, PVR owned or controlled approximately 689 million tons of proven and probable coal reserves in Central and Northern Appalachia, the San Juan Basin and the Illinois Basin. As of December 31, 2005, approximately 25% of PVR’s proven and probable coal reserves were compliance coal and approximately 43% were low sulfur coal. PVR enters into long-term leases with experienced, third-party mine operators providing them the right to mine its coal reserves in exchange for royalty payments. PVR does not operate any mines. In 2005, PVR’s lessees produced 30.2 million tons of coal from PVR’s properties and paid PVR coal royalty revenues of $82.7 million, for an average gross coal royalty per ton of $2.74. Approximately 83% of PVR’s coal royalty revenues in 2005 and 79% of its coal royalty revenues in 2004 were derived from coal mined on its properties under leases containing royalty rates based on the higher of a fixed base price or a percentage of the gross sales price. The balance of PVR’s coal royalty revenues for the respective periods was derived from coal mined on its properties under leases containing fixed royalty rates that escalate annually.

Substantially all of PVR’s leases require the lessee to pay minimum rental payments to PVR in monthly or annual installments. PVR actively works with its lessees to develop efficient methods to exploit its coal reserves and to maximize production from its properties. PVR also earns revenues from providing fee-based coal preparation and transportation services to its lessees, which enhance their production levels and generate additional coal royalty revenues, and from industrial third party coal end-users by owning and operating coal handling facilities through its joint venture with Massey Energy Company. In addition, PVR earns revenues from oil and gas royalty interests it owns, from coal transportation, or wheelage, rights and from the sale of standing timber on its properties.

PVR’s management continues to focus on acquisitions that increase and diversify its sources of cash flow. PVR increased its coal reserves by 162 million tons, or 29% from its year end coal reserves as of December 31, 2004, by completing four coal reserve acquisitions in 2005, for an aggregate purchase price of approximately $101 million. These acquisitions included 94 million tons of coal reserves in the Illinois Basin, a new market area for PVR. As part of these acquisitions, PVR also acquired oil and natural gas well royalty interests and wheelage rights. In addition, on May 25, 2006, PVR acquired for $65 million the lease rights to approximately 69 million tons of coal reserves in West Virginia. For a more detailed discussion of PVR’s recent acquisitions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—PVR’s Recent Acquisitions and Investments.”

Natural Gas Midstream Segment Overview

PVR owns and operates midstream assets that include approximately 3,573 miles of natural gas gathering pipelines and three natural gas processing facilities located in Oklahoma and the panhandle of Texas, which have 160 million cubic feet per day (or MMcfd) of total capacity located. PVR’s midstream business derives revenues primarily from gas processing contracts with natural gas producers and from fees charged for gathering natural gas volumes and providing other related services. PVR also owns a natural gas marketing business, which aggregates third-party volumes and sells those volumes into intrastate pipeline systems and at market hubs accessed by various interstate pipelines. PVR acquired its natural gas midstream assets from Cantera Gas Resources, LLC in March 2005. PVR believes that this acquisition established a platform for future growth in the natural gas midstream sector and diversified its cash flows into another long-lived asset base. Since acquiring these assets, PVR has expanded its natural gas midstream business by adding 142 miles of new gathering lines.

For the twelve months ended March 31, 2006, inlet volumes at PVR’s gas processing plants and gathering systems were 47 billion cubic feet (or Bcf), or approximately 129 MMcfd.

PVR continually seeks new supplies of natural gas to both offset the natural declines in production from the wells currently connected to its systems and to increase throughput volume. New natural gas supplies are obtained for all of its systems by contracting for production from new wells, connecting new wells drilled on dedicated acreage and by contracting for natural gas that has been released from competitors’ systems.

PVR’s Strengths and Strategies

PVR’s primary objective is to generate stable cash flows and increase its cash available for distribution to its unitholders. We believe that PVR is well-positioned to execute its business objective due to the following competitive strengths:

•	Its coal royalty structure helps generate stable and predictable cash flows and limit its exposure to declines in coal prices. PVR’s coal leases provide either for royalty rates equal to the higher of a fixed minimum rate or a percentage of the gross sales price received by its lessees for the coal they produce from its reserves, or for a fixed royalty rate. This structure allows PVR’s earnings and cash flow to be stable and predictable in periods of low commodity prices, while enabling it to benefit during periods of high commodity prices. Also, since PVR does not operate any mines, it does not directly bear any operational risks or production costs.

•	It leases its coal reserves to experienced lessees that have long-term relationships with major customers. PVR leases its reserves principally to lessees that have substantial experience as coal mine operators, established reputations in the industry and strong relationships with major electric utilities, independent power producers and other commercial and industrial customers.

•	A significant amount of its coal reserves are low sulfur coal. With Phase II of the Clean Air Act Amendments in effect, compliance and low sulfur coal have captured a growing share of U.S. coal demand, commanding higher prices than higher sulfur coal in the market place. As of December 31, 2005, approximately 25% of PVR’s coal reserves met compliance standards for the Clean Air Act and approximately 43% of its coal reserves were low sulfur coal, including compliance coal. We believe that PVR is well-positioned to capitalize on the continuing growth in demand for low sulfur coal to produce electricity.

•	Its assets are strategically located. PVR’s coal reserves are located on or near the major coal hauling railroads and inland waterways that serve Central Appalachia and the Illinois Basin. PVR believes that the geographic location of its reserves gives its lessees a transportation cost advantage that improves their competitive position and its corresponding coal royalty revenues. PVR’s midstream assets are located in the Mid-Continent and Rocky Mountain regions of the United States. The natural gas reserves in these regions are generally characterized as having moderately declining long-lived reserves, and the regions’ significant current drilling activity provides PVR with attractive opportunities to access newly-developed natural gas supplies. These regions have experienced increased levels of exploration, development and production activities as a result of recent high commodity prices, new discoveries and the implementation of new completion and secondary recovery techniques. In addition, many of PVR’s midstream assets have available capacity. We believe that PVR’s presence in these regions, together with the available capacity of its assets and limited competitive alternatives, provides PVR with a competitive advantage in capturing new supplies of natural gas.

•	It provides an integrated and comprehensive package of natural gas midstream services. PVR provides a broad range of midstream services to natural gas producers, including natural gas gathering, compression, dehydration, treating, processing and marketing and the fractionation of NGLs. We believe PVR’s ability to provide all of these services gives it an advantage in competing for new supplies of natural gas, because it can provide all of the services producers, marketers and others require to connect their natural gas quickly and efficiently.

•

Its natural gas midstream hedging strategies help reduce its exposure to declines in natural gas and NGL prices. In order to manage PVR’s exposure to price risks in the marketing of its natural gas and NGLs under its percentage-of-proceeds and keep-whole arrangements, and to reduce the effects of volatile natural gas and NGL prices, PVR periodically enters into natural gas and NGL price hedging arrangements with respect to a portion of its expected production. As of June 30, 2006, PVR has hedged approximately 72% of its natural gas and NGL commodity price risk related to its midstream operations for 2006.

•	PVR’s existing assets and properties allow it to enhance cash flows through low-cost expansions and increased utilization. PVR utilizes its expertise to increase cash flows from existing coal reserves by identifying the need for and providing additional fee-based infrastructure services, including coal preparation and transportation services. In addition, PVR’s natural gas midstream systems currently have excess capacity that allow for low-cost scalability through the addition of new volumes and enhanced utilization.

•	It is well-positioned to pursue acquisitions. PVR has a proven track record of successfully completing acquisitions that have increased its cash available for distributions. Since its initial public offering in October 2001, PVR has completed numerous acquisitions of coal reserves for an aggregate purchase price of approximately $356.7 million and two acquisitions of midstream assets for an aggregate purchase price of approximately $205.7 million. We believe that PVR’s affiliation with Penn Virginia Corporation will provide it with a competitive advantage in pursuing acquisition opportunities, particularly opportunities involving the acquisition of multiple natural resource assets. Furthermore, PVR intends to use the proceeds from our purchase of Class B units as described in this prospectus to repay indebtedness under its revolving credit facility, which will increase PVR’s borrowing capacity to approximately $173 million.

•	Its management team has a successful record of managing, growing and acquiring coal properties and natural gas and midstream assets. PVR has been involved in the coal land management business in Appalachia since 1882. In addition, PVR has a highly capable and experienced management team that is familiar with the areas in which its lessees mine coal, the mining environment, the midstream energy industry and trends in the coal and natural gas midstream industries. PVR’s team has an active land management style and reviews numerous acquisition opportunities and organic growth projects on an ongoing basis.

PVR has successfully grown its businesses through organic growth projects and acquisitions of coal properties and natural gas midstream assets. Since its initial public offering in October 2001, PVR has completed numerous accretive acquisitions for an aggregate purchase price of approximately $562.4 million. PVR intends to continue to pursue the following business strategies:

•	Continue to grow coal reserve holdings through investments in its existing market areas, as well as strategically entering new markets. While PVR continues to build upon its core holdings in Appalachia, it also continues to monitor coal opportunities in other areas. For example, in 2005 PVR made an investment in Illinois Basin coal reserves because PVR views the Illinois Basin as a growth area, both because of its proximity to power plants and because PVR expects future environmental regulations will require scrubbing of not only higher sulfur Illinois Basin coal, but most coals, including lower sulfur coals from other basins. PVR expects to continue to diversify its coal reserve holdings into this and other domestic basins in the future.

•	Expand its coal services and infrastructure business on its properties. Coal infrastructure projects typically involve long-lived, fee-based assets that generally produce steady and predictable cash flows and, are therefore, attractive publicly traded limited partnerships. PVR owns a number of such infrastructure facilities and intends to continue to look for growth opportunities in this area of operations. For example, in 2005, PVR began constructing a new preparation and loading facility on property it acquired in 2005, which is expected to commence operation in late 2006.

•	Expand its joint venture with Massey Energy Company to generate fee based income and provide other business development opportunities for coal-related infrastructure projects. In addition to the fee-based coal-related infrastructure projects that involve end users of coal in several manufacturing applications, the joint venture purchased an interest in a business which manufactures coal quality analyzing equipment. In addition to providing future profits and cash flow, this business is expected to provide other development opportunities for coal-related infrastructure projects.

•	Expand its midstream operations through acquisitions of new gathering and processing related assets and by adding new production to its existing systems. The natural gas midstream sector is well-suited to PVR’s publicly traded limited partnership structure and includes many potential acquisition opportunities. In addition, PVR seeks to expand its natural gas midstream segment organically by expanding its gathering systems to add new production to its existing systems. In 2005, PVR added approximately 27 miles of new gathering lines, allowing it to connect over 90 new wells to its systems. PVR’s business development personnel are actively seeking new acquisition and expansion opportunities in the sector. For example, during 2005, PVR began marketing Penn Virginia Corporation’s natural gas production in Texas and Louisiana, replacing a third party marketing company and allowing Penn Virginia Corporation to realize higher prices for its oil and natural gas sold in that region. PVR will continue to look for ways to take advantage of its natural relationship with Penn Virginia Corporation in mutually beneficial ways.

PVR’s Operations

Coal Segment

As of December 31, 2005, PVR owned or controlled approximately 689 million tons of proven and probable coal reserves located on approximately 336,000 acres (including fee and leased acreage) in Kentucky, New Mexico, Virginia and West Virginia. PVR’s coal reserves are in various surface and underground mine seams located on the following properties:

•	Central Appalachia Basin: properties located in Buchanan, Lee and Wise Counties, Virginia; Floyd, Harlan, Knott and Letcher Counties, Kentucky; and Boone, Fayette, Kanawha, Lincoln, Logan and Raleigh Counties, West Virginia;

•	Northern Appalachia Basin: properties located in Barbour, Harrison, Lewis, Monongalia and Upshur Counties, West Virginia;

•	San Juan Basin: properties located in McKinley County, New Mexico; and

•	Illinois Basin: properties located in Henderson and Webster Counties, Kentucky.

Reserves are coal tons that can be economically extracted or produced at the time of determination considering legal, economic and technical limitations. All of the estimates of PVR’s coal reserves are classified as proven and probable reserves. Proven and probable reserves are defined as follows:

Proven Reserves. Proven reserves are reserves for which: (i) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (ii) grade and/or quality are computed from the results of detailed sampling; and (iii) the sites for inspection, sampling and measurement are spaced so closely, and the geologic character is so well defined, that the size, shape, depth and mineral content of reserves are well-established.

Probable Reserves. Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are more widely spaced or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

In areas where geologic conditions indicate potential inconsistencies related to coal reserves, PVR performs additional exploration to ensure the continuity and mineability of the coal reserves. Consequently, sampling in those areas involves drill holes or channel samples that are spaced closer together than those distances cited above.

Coal reserve estimates are adjusted annually for production, unmineable areas, acquisitions and sales of coal in place. The majority of PVR’s coal reserves are high in energy content, low in sulfur and suitable for either the steam or metallurgical market.

The amount of coal that a lessee can profitably mine at any given time is subject to several factors and may be substantially different from “proven and probable reserves.” Included among the factors that influence profitability are the existing market price, coal quality and operating costs.

PVR’s lessees mine coal using both underground and surface methods. PVR’s lessees currently operate 28 surface mines and 39 underground mines. Approximately 61% of the coal produced from PVR’s properties in 2005 came from underground mines and 39% came from surface mines. Most of PVR’s lessees use the continuous mining method in all of their underground mines located on PVR’s properties. In continuous mining, main airways and transportation entries are developed and remote-controlled continuous miners extract coal from “rooms,” leaving “pillars” to support the roof. Shuttle cars transport coal to a conveyor belt for transportation to the surface. In several underground mines, PVR’s lessees use two continuous miners running at the same time, also known as a supersection, to improve productivity and reduce unit costs.

Two of PVR’s lessees use the longwall mining method to mine underground reserves. Longwall mining uses hydraulic jacks or shields, varying from four feet to twelve feet in height, to support the roof of the mine while a mobile cutting shearer advances through the coal. Chain conveyors then move the coal to a standard deep mine conveyor belt system for delivery to the surface. Continuous mining is used to develop access to long rectangular panels of coal that are mined with longwall equipment, allowing controlled caving behind the advancing machinery. Longwall mining is typically highly productive when used for large blocks of medium to thick coal seams.

Surface mining methods used by PVR’s lessees include auger and highwall mining to enhance production, improve reserve recovery and reduce unit costs. On PVR’s San Juan Basin property, a combination of the dragline and truck-and-shovel surface mining methods is used to mine the coal. Dragline and truck-and-shovel mining uses large capacity machines to remove overburden to expose the coal seams. Wheel loaders then load the coal in haul trucks for transportation to a loading facility.

PVR’s lessees’ customers are primarily utilities. Coal produced from PVR’s properties is transported by rail, barge and truck, or a combination of these means of transportation. Coal from the Virginia portion of the Wise property and the Buchanan property is primarily shipped to electric utilities in the Southeast by the Norfolk Southern railroad. Coal from the Kentucky portion of the Wise property is primarily shipped to electric utilities in the Southeast by the CSX railroad. Coal from the Coal River and Spruce Laurel properties is shipped to steam and metallurgical customers by the CSX railroad, by barge along the Kanawha River and by truck or by a combination thereof. Coal from the northern Appalachia property is shipped by barge on the Monongahela River, by truck and by the CSX and Norfolk Southern railroads. Coal from the Illinois Basin property is shipped by barge on the Green River and by truck. Coal from the San Juan Basin property is shipped to steam markets in New Mexico and Arizona by the Burlington Northern Santa Fe railroad. All of PVR’s properties contain and have access to numerous roads and state or interstate highways.

The following table sets forth production data and reserve information with respect to each of PVR’s properties:

	Production
	Three Months Ended March 31,	Year Ended December 31,			Proven and Probable Reserves at December 31, 2005
Property	2006	2005	2004	2003	Under- ground	Surface	Total
		(tons in millions)
Central Appalachia	4.4	19.0	20.1	15.1	373.2	120.5	493.7
Northern Appalachia	1.3	5.0	5.6	5.1	37.4	2.2	39.6
Illinois Basin	0.7	1.4	—	—	78.5	14.3	92.8
San Juan Basin	1.3	4.8	5.5	6.3	—	63.0	63.0

Total	7.7	30.2	31.2	26.5	489.1	200.0	689.1

Of the approximately 689 million tons of proven and probable coal reserves to which PVR had rights as of December 31, 2005, it owned the mineral interests and the related surface rights to 389.4 million tons, or 56%, and it owned only the mineral interests to 219.9 million tons, or 32%. PVR leases the mineral rights to the remaining 79.8 million tons, or 12%, from unaffiliated third parties and, in turn, subleases these reserves to its lessees. For the coal reserves PVR leases from third parties, it pays royalties to the owner based on the amount of coal produced from the lease reserves. Additionally, in some instances, PVR purchases surface rights or otherwise compensates surface right owners for mining activities on their properties. In 2005, PVR’s aggregated expenses to third-party surface and mineral owners were $4.2 million.

The following table sets forth the coal reserves PVR owns and leases with respect to each of PVR’s coal properties as of December 31, 2005:

Property	Owned	Leased	Total
	(tons in millions)
Central Appalachia	417.8	75.9	493.7
Northern Appalachia	39.6	—	39.6
Illinois Basin	92.8	—	92.8
San Juan Basin	59.1	3.9	63.0

Total	609.3	79.8	689.1

PVR’s coal reserve estimates are prepared from geological data assembled and analyzed by PVR’s general partner’s geologists and engineers. These estimates are compiled using geological data taken from thousands of drill holes, geophysical logs, adjacent mine workings, outcrop prospect openings and other sources. These estimates also take into account legal, qualitative technical and economic limitations that may keep coal from being mined. Coal reserve estimates will change from time to time due to mining activities, analysis of new engineering and geological data, acquisition or divestment of reserve holdings, modification of mining plans or mining methods and other factors.

PVR classifies low sulfur coal as coal with a sulfur content of less than 1.0%, medium sulfur coal as coal with a sulfur content between 1.0% and 1.5% and high sulfur coal as coal with a sulfur content of greater than 1.5%. Compliance coal is that portion of low sulfur coal that meets compliance standards for the Clean Air Act. As of December 31, 2005, approximately 25% of PVR’s reserves met compliance standards for the Clean Air Act and 43% were low sulfur. The following table sets forth PVR’s estimate of the sulfur content and the typical clean coal quality of PVR’s recoverable coal reserves at December 31, 2005:

			Sulfur Content					Typical Clean Coal Quality
			Reserves as of December 31, 2005					Heat Content
Property	Type of Coal	Compliance (1)	Low Sulfur (2)	Medium Sulfur	High Sulfur	Sulfur Unclassified	Total	Btu per Pound (3)	Sulfur (%)	Ash (%)
	(tons in millions)
Central Appalachia	Steam/Metallurgical	175.6	298.2	127.5	32.8	35.2	493.7	12,863	1.05	7.07
Northern Appalachia	Steam/Metallurgical	0.0	0.0	0.0	39.6	0.0	39.6	12,900	2.58	8.80
Illinois Basin	Steam/Metallurgical	0.0	0.0	0.0	92.9	0.0	92.9	11,005	3.90	11.38
San Juan Basin	Steam	0.0	35.9	21.4	5.6	0.0	62.9	9,200	0.89	17.80

Total		175.6	334.1	148.9	170.9	35.2	689.1

(1)	Compliance coal is low sulfur coal which, when burned, emits less than 1.2 pounds of sulfur dioxide per million Btu. Compliance coal meets the sulfur dioxide emission standards imposed by the Clean Air Act without blending in other coals or using sulfur dioxide reduction technologies. Compliance coal is a subset of low sulfur coal and is, therefore, also reported within the amounts for low sulfur coal.
(2)	Includes compliance coal.
(3)	As-received Btu per pound includes the weight of moisture in the coal on an as sold basis.

The following table shows the proven and probable reserves PVR leases to mine operators by property:

	Proven and Probable Reserves As of December 31, 2005
Property	Controlled	Leased (Out)	Percentage Leased (Out)
	(tons in millions)
Central Appalachia	493.7	400.2	81%
Northern Appalachia	39.6	39.2	99%
Illinois Basin	92.9	43.1	46%
San Juan Basin	62.9	63.0	100%

Total	689.1	545.5	79%

PVR generates revenues from fees it charges to its lessees for the use of PVR’s coal preparation and loading facilities. The facilities provide efficient methods to enhance lessee production levels and exploit PVR’s reserves. Historically, the majority of these fees have been generated by PVR’s unit train loadout facility on its central Appalachia property, which accommodates 108 car unit trains that can be loaded in approximately four hours. Some of PVR’s lessees utilize the unit train loadout facility to reduce the delivery costs incurred by their customers. The coal service facility PVR purchased in November 2002 on its Coal River property in West Virginia began operations late in the third quarter of 2003. In the first quarter of 2004, PVR placed into service a newly constructed coal loadout facility for another lessee in West Virginia for $4.4 million. PVR is currently constructing a new preparation and loading facility on property PVR acquired in 2005 in eastern Kentucky.

Natural Gas Midstream System

PVR’s midstream operations currently include three natural gas gathering and processing systems and one standalone natural gas gathering system, including: (i) the Beaver/Perryton gathering and processing facilities in the Texas/Oklahoma panhandle area, (ii) the Crescent gathering and processing facilities in central Oklahoma, (iii) the Hamlin gathering and processing facilities in west-central Texas, and (iv) the Arkoma gathering system in eastern Oklahoma. These systems include approximately 3,450 miles of natural gas gathering pipelines and three natural gas processing facilities, which have 160 MMcfd of total capacity. PVR’s natural gas midstream business generates revenues primarily from gas processing contracts with natural gas producers and from fees charged for gathering natural gas volumes and providing other related services. PVR owns, leases or has rights-of-way to the properties where the majority of its midstream facilities are located.

The following table sets forth information regarding PVR’s natural gas midstream assets:

Asset	Type	Approximate Length (Miles)		Current Processing Capacity (Mmcfd) (2)	Ten Months Ended December 31, 2005 (4)			Three Months Ended March 31, 2006
					Average Plant Throughput (Mmcfd) (2)		Utilization of Processing Capacity (%)	Average Plant Throughput (Mmcfd)	Utilization of Processing Capacity (%)
Beaver/Perryton System	Gathering pipelines and processing facility	1,303	(1)	100	87.0		87.0%	89.0	89.0%
Crescent System	Gathering pipelines and processing facility	1,675		28	18.5		66.1%	19.0	67.9%
Hamlin System	Gathering pipelines and processing facility	517		20	6.6		33.0%	9.0	45.0%
Arkoma System	Gathering pipelines	78		—	14.9	(3)	—	15.3

Total		3,573		148	127.0		—	132.3

(1)	Includes 115 miles of pipeline acquired in the Transwestern acquisition on June 30, 2006. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—PVR’s Recent Acquisitions and Investments—Transwestern Acquisition.”
(2)	Many capacity values are based on current operating configurations and could be increased through additional compression, increased delivery meter capacity or other facility upgrades.
(3)	Gathering only volumes.
(4)	Includes the results of operations since March 3, 2005, the closing date of PVR’s acquisition of its natural gas midstream business.

The Beaver/Perryton System

General. The Beaver/Perryton System is a natural gas gathering system stretching over eight counties in the Anadarko Basin of the panhandle of Texas and Oklahoma. The system consists of approximately 1,303 miles of natural gas gathering pipelines, ranging in size from two to 16 inches in diameter, and the Beaver natural gas processing plant. Included in the system is an 11-mile, 10-inch diameter, FERC-jurisdictional residue line, which connects the Beaver processing plant with ANR Pipeline Company’s system. No third-party products are transported on the FERC-jurisdictional residue line. The Beaver/Perryton System is comprised of several major gathering systems that gather natural gas, directly or indirectly, to the Beaver plant in Beaver County, Oklahoma. Seventeen compressor stations are operating across the Beaver/Perryton System.

The Beaver/Perryton System includes the Beaver, Perryton, Spearman, Wolf Creek/Kiowa Creek and Ellis systems. These gathering systems are located in Beaver, Ellis and Harper counties in Oklahoma and Ochiltree, Lipscomb, Hansford, Hutchinson and Roberts counties in Texas.

The Beaver natural gas processing plant has 100 MMcfd of inlet gas capacity. The plant is capable of relatively high ethane recovery, and is instrumented to allow for unattended operations 16 hours per day.

Natural Gas Supply. The supply in the Beaver/Perryton System comes from approximately 178 producers pursuant to 416 contracts. The average gas quality on the Beaver/Perryton System for 2005 was 2.8 gallons of NGLs per delivered Mcf.

Markets for Sale of Natural Gas and NGLs. The residue gas from the Beaver plant can be delivered into Northern Natural Gas, Southern Star Central Gas or ANR Pipeline Company pipelines for sale or transportation to market. The NGLs produced at the Beaver plant are delivered into Koch Hydrocarbon’s pipeline system for transportation to and fractionation at Koch’s Conway fractionator.

The Crescent System

General. The Crescent System is a natural gas gathering system stretching over nine counties within central Oklahoma’s Sooner Trend. The system consists of approximately 1,675 miles of natural gas gathering pipelines, ranging in size from two to 10 inches in diameter, and the Crescent gas processing plant located in Logan County, Oklahoma. Sixteen compressor stations are operating across the Crescent system.

The Crescent plant is a NGL recovery plant with current capacity of approximately 28 MMcfd, which can be expanded to 40 MMcfd with installation of additional compression. The Crescent facility also includes a gas engine-driven generator which is routinely operated, making the plant self-sufficient with respect to electric power. The cost of fuel (residue gas) for the generator is borne by the producers under the terms of their respective gas contracts.

Natural Gas Supply. The gas supply on the Crescent system is primarily gas associated with the production of oil or “casinghead gas” from the mature Sooner Trend. Wells in this region producing casinghead gas are generally characterized as low volume, long-lived producers of gas with large quantities of NGLs. The supply in the Crescent system comes from approximately 245 producers pursuant to 390 contracts. The average gas quality on the Crescent System for 2005 was 4.8 gallons of NGLs per delivered Mcf.

Markets for Sale of Natural Gas and NGLs. The Crescent plant’s connection to the Enogex and ONEOK Gas Transportation pipelines for residue gas and the Koch Hydrocarbon pipeline for NGLs give the Crescent system access to a variety of market outlets.

The Hamlin System

General. The Hamlin System is a natural gas gathering system stretching over 10 counties in West Central Texas. The system consists of approximately 517 miles of natural gas gathering pipelines, ranging in size from two to 12 inches in diameter and with current capacity of approximately 20 MMcfd, and the Hamlin natural gas processing plant located in Fisher County, Texas. Nine compressor stations are operating across the system.

Natural Gas Supply. The gas on the Hamlin System is primarily gas associated with the production of oil or “casinghead gas.” The supply on the Hamlin System comes from approximately 98 producers pursuant to 118 contracts. The average gas quality on the Hamlin System for 2005 was 5.6 gallons of NGLs per delivered Mcf.

Markets for Sale of Natural Gas and NGLs. The Hamlin System delivers the residue gas from the Hamlin System into the Enbridge or Atmos pipelines. NGLs from the Hamlin plant are tendered into a line operated by TEPPCO.

The Arkoma System

General. The Arkoma System is a stand-alone gathering operation in southeastern Oklahoma’s Arkoma Basin and is comprised of three separate gathering systems, two of which are 100% owned with the third system being 33% owned. PVR operates and maintains all three systems. The Arkoma System consists of a total of approximately 78 miles of natural gas gathering pipelines, ranging in size from three to 12 inches in diameter. Three compressor stations are operating across the Arkoma System.

Natural Gas Supply. The supply on the Arkoma System comes from approximately 21 producers pursuant to 31 contracts.

Markets for Sale of Natural Gas and NGLs. The Arkoma System lines deliver gas into the Ozark, Noram and NGPL pipelines.

Natural Gas Marketing

In connection with the 2005 acquisition of PVR’s midstream business, PVR also acquired a natural gas marketing business, which aggregates third-party volumes and sells those volumes into intrastate pipeline systems such as Enogex and ONEOK and at market hubs accessed by various interstate pipelines. The largest third-party customer is Chesapeake Energy Corp. with volumes contracted through 2007. Revenue from this business does not generate qualifying income for a master limited partnership, but PVR does not expect it to have an impact on PVR’s tax status, as it does not represent a significant percentage of PVR’s operating income. For the year ended December 31, 2005, this business generated approximately $1.9 million in net revenue.

PVR’s Contracts

Coal Segment

PVR earns most of its coal royalty revenues under long-term leases that generally require its lessees to make royalty payments to it based on the higher of a percentage of the gross sales price or a fixed price per ton of coal they sell. The balance of its coal royalty revenues are earned under two long-term leases with affiliates of Peabody Energy Corporation (NYSE: BTU), or Peabody, that require the lessees to make royalty payments to PVR based on fixed royalty rates which escalate annually. A typical lease either expires upon exhaustion of the leased coal reserves, which is the case with the two Peabody leases, or has a five to ten-year base term, with the lessee having an option to extend the lease for at least five years after the expiration of the base term.

Substantially all of PVR’s leases require the lessee to pay minimum rental payments in monthly or annual installments, even if no mining activities are ongoing. These minimum rentals are recoupable, usually over a period from one to three years from the time of payment, against the production royalties owed to PVR once coal production commences.

In addition to the terms described above, substantially all of PVR’s leases impose obligations on the lessees to diligently mine the leased coal using modern mining techniques, indemnify PVR for any damages it incurs in connection with the lessee’s mining operations, including any damages PVR may incur due to the lessee’s failure to fulfill reclamation or other environmental obligations, conduct mining operations in compliance with all applicable laws, obtain its written consent prior to assigning the lease, and maintain commercially reasonable amounts of general liability and other insurance. Substantially all of the leases grant PVR the right to review all lessee mining plans and maps, enter the leased premises to examine mine workings and conduct audits of lessees’ compliance with lease terms. In the event of a default by a lessee, substantially all of the leases give PVR the right to terminate the lease and take possession of the leased premises.

Natural Gas Midstream Segment

PVR’s natural gas midstream segment is engaged in providing gas processing, gathering and other related natural gas services. PVR’s midstream business generates revenues primarily from gas purchase and processing contracts with natural gas producers and from fees charged for gathering natural gas volumes and providing other related services. During the year ended December 31, 2005, PVR’s natural gas midstream business generated a majority of its gross margin from two types of contractual arrangements under which its margin is exposed to increases and decreases in the price of natural gas and NGLs: (i) percentage-of-proceeds and (ii) keep-whole arrangements. In 2005, approximately 55% of the volumes were processed under gas purchase / keep-whole contracts, 32% were processed under percentage of proceeds contracts, and 13% were processed under fee-based gathering contracts. A majority of the gas purchase/keep-whole and percentage of proceeds contracts include fee-based components such as gathering and compression charges. There is also a processing fee floor included in many of the gas purchase/keep-whole contracts that ensures a minimum processing margin should the actual margins fall below the floor.

Gas purchase/keep-whole arrangements. Under these arrangements, PVR generally purchases natural gas at the wellhead at either (i) a percentage discount to a specified index price, (ii) a specified index price less a fixed amount or (iii) a combination of (i) and (ii). It then gathers the natural gas to one of its plants where it is processed to extract the entrained NGLs, which are then sold to third parties at market prices. PVR resells the remaining natural gas to third parties at an index price which typically corresponds to the specified purchase index. Because the extraction of the NGLs from the natural gas during processing reduces the Btu content of the natural gas, PVR retains a reduced volume of gas to sell after processing. Accordingly, under these arrangements, PVR’s revenues and gross margins increase as the price of NGLs increase relative to the price of natural gas, and its revenues and gross margins decrease as the price of natural gas increase relative to the price of NGLs. In the latter case, PVR has generally been able to mitigate this exposure in many of its gas purchase/keep-whole arrangements through the inclusion of minimum processing charges within the contracts that ensure that PVR receives a minimum amount of processing revenue thus avoiding low or negative processing margins. The gross margins PVR realizes under the arrangements described in clauses (i) and (iii) above also decrease in periods of low natural gas prices because these gross margins are based on a percentage of the index price.

Percentage-of-proceeds arrangements. Under percentage-of-proceeds arrangements, PVR generally gathers and processes natural gas on behalf of producers, sells the resulting residue gas and NGL volumes at market prices and remits to producers an agreed upon percentage of the proceeds of those sales based on either an index price or the price actually received for the gas and NGLs. Under these types of arrangements, PVR’s revenues and gross margins increase as natural gas prices and NGL prices increase, and its revenues and gross margins decrease as natural gas prices and NGL prices decrease.

Fee-based arrangements. Under fee-based arrangements, PVR receives fees for gathering, compressing and/or processing natural gas. The revenue it earns from these arrangements is directly dependent on the volume of natural gas that flows through its systems and is independent of commodity prices. To the extent a sustained decline in commodity prices results in a decline in volumes, however, its revenues from these arrangements would be reduced due to the related reduction in drilling and development of new supply.

In many cases, PVR provides services under contracts that contain a combination of more than one of the arrangements described above. The terms of its contracts vary based on gas quality conditions, the competitive environment at the time the contracts were signed and customer requirements. The contract mix and, accordingly, exposure to natural gas and NGL prices, may change as a result of changes in producer preferences, expansion in regions where some types of contracts are more common and other market factors.

Virtually all of the natural gas gathered on the Crescent System and the Hamlin System is contracted under percentage-of-proceeds arrangements. The natural gas gathered on Beaver System is contracted primarily under either percentage-of proceeds or gas purchase/keep-whole arrangements.

PVR is also engaged in natural gas marketing by aggregating third-party volumes and selling those volumes into interstate and intrastate pipeline systems and at market hubs accessed by various interstate pipelines.

PVR’s Competition

Coal Segment

The coal industry is intensely competitive primarily as a result of the existence of numerous producers. PVR’s lessees compete with both large and small coal producers in various regions of the United States for domestic sales. The industry has undergone significant consolidation which has led to some of the competitors of PVR’s lessees having significantly larger financial and operating resources than most of PVR’s lessees. Its lessees compete on the basis of coal price at the mine, coal quality (including sulfur content), transportation cost from the mine to the customer and the reliability of supply. Continued demand for PVR’s coal and the prices that its lessees obtain are also affected by demand for electricity, demand for metallurgical coal, access to transportation, environmental and government regulations, technological developments and the availability and price of alternative fuel supplies, including nuclear, natural gas, oil and hydroelectric power. Demand for PVR’s low sulfur coal and the prices its lessees will be able to obtain for it will also be affected by the price and availability of high sulfur coal, which can be marketed in tandem with emissions allowances which permit the high sulfur coal to meet federal Clean Air Act requirements.

Natural Gas Midstream Segment

The ability to offer natural gas producers competitive gathering and processing arrangements and subsequent reliable service is fundamental to obtaining and keeping gas supplies for PVR’s gathering systems. The primary concerns of the producer are:

•	the pressure maintained on the system at the point of receipt;

•	the relative volumes of gas consumed as fuel and lost;

•	the gathering/processing fees charged;

•	the timeliness of well connects;

•	the customer service orientation of the gatherer/processor; and

•	the reliability of the field services provided.

PVR experiences competition in all of its midstream markets. Its competitors include major integrated oil companies, interstate and intrastate pipelines and companies that gather, compress, process, transport and market natural gas. Many of PVR’s competitors have greater financial resources and access to larger natural gas supplies than does PVR.

Government Regulation and Environmental Matters Related to PVR’s Operations

The operations of PVR’s coal lessees and our natural gas midstream segment are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted.

Coal Segment

General Regulation Applicable to Coal Lessees. PVR’s lessees are obligated to conduct mining operations in compliance with all applicable federal, state and local laws and regulations. These laws and regulations include matters involving the discharge of materials into the environment, employee health and safety, mine permits and other licensing requirements, reclamation and restoration of mining properties after mining is completed, management of materials generated by mining operations, surface subsidence from underground mining, water pollution, legislatively mandated benefits for current and retired coal miners, air quality standards, protection of wetlands, plant and wildlife protection, limitations on land use, storage of petroleum products and substances which are regarded as hazardous under applicable laws and management of electrical equipment containing PCBs. Because of extensive and comprehensive regulatory requirements, violations during mining operations are not unusual in the industry and, notwithstanding compliance efforts, PVR does not believe violations by its lessees can be eliminated completely. However, none of the violations to date, or the monetary penalties assessed, have been material to PVR or, to its knowledge, to its lessees. PVR does not currently expect that future compliance will have a material adverse effect on it.

While it is not possible to quantify the costs of compliance by PVR’s lessees with all applicable federal, state and local laws and regulations, those costs have been and are expected to continue to be significant. The lessees post performance bonds pursuant to federal and state mining laws and regulations for the estimated costs of reclamation and mine closing, including the cost of treating mine water discharge when necessary. PVR does not accrue for such costs because its lessees are contractually liable for all costs relating to their mining operations, including the costs of reclamation and mine closure. However, PVR does require some smaller lessees to deposit into escrow certain funds for reclamation and mine closure costs or post performance bonds for these costs. Although the lessees typically accrue adequate amounts for these costs, their future operating results would be adversely affected if they later determined these accruals to be insufficient. Compliance with these laws and regulations has substantially increased the cost of coal mining for all domestic coal producers.

In addition, the utility industry, which is the most significant end-user of coal, is subject to extensive regulation regarding the environmental impact of its power generation activities which could affect demand for coal mined by its lessees. The possibility exists that new legislation or regulations may be adopted which have a significant impact on the mining operations of its lessees or their customers’ ability to use coal and may require PVR, its lessees or their customers to change operations significantly or incur substantial costs.

Air Emissions. The federal Clean Air Act and corresponding state and local laws and regulations affect all aspects of its business. The Clean Air Act directly impacts PVR’s lessees’ coal mining and processing operations by imposing permitting requirements and, in some cases, requirements to install certain emissions control equipment, on sources that emit various hazardous and non-hazardous air pollutants. The Clean Air Act also indirectly affects coal mining operations by extensively regulating the air emissions of coal-fired electric power generating plants. There have been a series of recent federal rulemakings that are focused on emissions from coal-fired electric generating facilities. Installation of additional emissions control technology and additional measures required under U.S. Environmental Protection Agency (or EPA) laws and regulations will make it more costly to operate coal-fired power plants and, depending on the requirements of individual state implementation plans, could make coal a less attractive fuel alternative in the planning and building of power plants in the future. Any reduction in coal’s share of power generating capacity could negatively impact PVR’s lessees’ ability to sell coal, which could have a material effect on its coal royalty revenues.

The EPA’s Acid Rain Program, provided in Title IV of the Clean Air Act, regulates emissions of sulfur dioxide from electric generating facilities. Sulfur dioxide is a by-product of coal combustion. Affected facilities purchase or are otherwise allocated sulfur dioxide emissions allowances, which must be surrendered annually in an amount equal to a facility’s sulfur dioxide emissions in that year. Affected facilities may sell or trade excess allowances to other facilities that require additional allowances to offset their sulfur dioxide emissions. In addition to purchasing or trading for additional sulfur dioxide allowances, affected power facilities can satisfy the requirements of the EPA’s Acid Rain Program by switching to lower sulfur fuels, installing pollution control devices such as flue gas desulfurization systems, or “scrubbers,” or by reducing electricity generating levels.

The EPA has promulgated rules, referred to as the “NOx SIP Call,” that require coal-fired power plants and other large stationary sources in 21 eastern states and Washington D.C. to make substantial reductions in nitrogen oxide emissions in an effort to reduce the impacts of ozone transport between states. Additionally, in March 2005, the EPA issued the final Clean Air Interstate Rule (or CAIR), which will permanently cap nitrogen oxide and sulfur dioxide emissions in 28 eastern states and Washington, D.C beginning in 2009 and 2010, respectively. CAIR requires these states to achieve the required emission reductions by requiring power plants to either participate in an EPA-administered “cap-and-trade” program that caps emission in two phases, or by meeting an individual state emissions budget through measures established by the state.

In March 2005, the EPA finalized the Clean Air Mercury Rule (or CAMR), which establishes a two-part, nationwide cap on mercury emissions from coal-fired power plants beginning in 2010. While currently the subject of extensive controversy and litigation, if fully implemented, CAMR would permit states to implement their own mercury control regulations or participate in an interstate cap-and-trade program for mercury emission allowances.

The EPA has adopted new, more stringent national air quality standards for ozone and fine particulate matter. As a result, some states will be required to amend their existing state implementation plans to attain and maintain compliance with the new air quality standards. For example, in December 2004, the EPA designated specific areas in the United States as in “non-attainment” with the new national ambient air quality standard for fine particulate matter. In November 2005, the EPA published proposed rules addressing how states would implement plans to bring applicable non-attainment regions into compliance with the new air quality standard. Under the EPA’s proposed rulemaking, states would have until April 2008 to submit their implementation plans to the EPA for approval. Because coal mining operations and coal-fired electric generating facilities emit particulate matter, PVR’s lessees’ mining operations and their customers could be affected when the new standards are implemented by the applicable states.

In June 2005, the EPA announced final amendments to its regional haze program originally developed in 1999 to improve visibility in national parks and wilderness areas. As part of the new rules, affected states must develop implementation plans by December 2007 that, among other things, identify facilities that will have to reduce emissions and comply with stricter emission limitations. This program may restrict construction of new coal-fired power plants where emissions are projected to reduce visibility in protected areas. In addition, this program may require certain existing coal-fired power plants to install emissions control equipment to reduce haze-causing emissions such as sulfur dioxide, nitrogen oxide and particulate matter.

The U.S. Department of Justice, on behalf of the EPA, has filed lawsuits against a number of coal-fired electric generating facilities alleging violations of the new source review provisions of the Clean Air Act. The EPA has alleged that certain modifications have been made to these facilities without first obtaining certain permits issued under the new source review program. Several of these lawsuits have settled, but others remain pending. Depending on the ultimate resolution of these cases, demand for PVR’s coal could be affected, which could have an adverse effect on its coal royalty revenues.

Carbon Dioxide Emissions. The Kyoto Protocol to the United Nations Framework Convention on Climate Change calls for developed nations to reduce their emissions of greenhouse gases to five percent below 1990 levels by 2012. Carbon dioxide, which is a major byproduct of the combustion of coal and other fossil fuels, is subject to the Kyoto Protocol. The Kyoto Protocol went into effect on February 16, 2005 for those nations that ratified the treaty.

In 2002, the United States withdrew its support for the Kyoto Protocol. As the Kyoto Protocol becomes effective, there will likely be increasing international pressure on the United States to adopt mandatory restrictions on carbon dioxide emissions. The United States Congress has considered bills in the past that would regulate domestic carbon dioxide emissions, but such bills have not yet received sufficient Congressional support for passage into law. Several states have also either passed legislation or announced initiatives focused on decreasing or stabilizing carbon dioxide emissions associated with the combustion of fossil fuels, and many of these measures have focused on emissions from coal-fired electric generating facilities. For example, in December 2005, seven northeastern states agreed to implement a regional cap-and-trade program to stabilize carbon dioxide emissions from regional power plants beginning in 2009.

It is possible that future federal and state initiatives to control carbon dioxide emissions could result in increased costs associated with coal consumption, such as costs to install additional controls to reduce carbon dioxide emissions or costs to purchase emissions reduction credits to comply with future emissions trading programs. Such increased costs for coal consumption could result in some customers switching to alternative sources of fuel, which could negatively impact PVR’s lessees’ coal sales, and thereby have an adverse affect on its coal royalty revenues.

Surface Mining Control and Reclamation Act of 1977. The Surface Mining Control and Reclamation Act of 1977 (or SMCRA) and similar state statutes impose on mine operators the responsibility of restoring the land to its original state and compensating the landowner for types of damages occurring as a result of mining operations, and require mine operators to post performance bonds to ensure compliance with any reclamation obligations. Regulatory authorities may attempt to assign the liabilities of PVR’s coal lessees to PVR if any of these lessees are not financially capable of fulfilling those obligations. In conjunction with mining the property, PVR’s coal lessees are contractually obligated under the terms of their leases to comply with all state and local laws, including SMCRA, with obligations including the reclamation and restoration of the mined areas by grading, shaping and reseeding the soil. Upon completion of the mining, reclamation generally is completed by seeding with grasses or planting trees for use as pasture or timberland, as specified in the approved reclamation plan.

Hazardous Materials and Waste. The Federal Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA or the Superfund law), and analogous state laws, impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a “hazardous substance” into the environment. These persons include the owner or operator of the site where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources.

Some products used by coal companies in operations generate waste containing hazardous substances. PVR could become liable under federal and state Superfund and waste management statutes if PVR’s lessees are unable to pay environmental cleanup costs. CERCLA authorizes the EPA and, in some cases, third parties, to take actions in response to threats to the public health or the environment and to seek recovery from the responsible classes of persons the costs they incurred in connection with such response. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other wastes released into the environment.

Water Discharges. PVR’s lessees’ operations can result in discharges of pollutants into waters. The Clean Water Act and analogous state laws and regulations impose restrictions and strict controls regarding the discharge of pollutants into waters of the United States or state waters. The unpermitted discharge of pollutants such as from spill or leak incidents is prohibited. The Clean Water Act and regulations implemented thereunder also prohibit discharges of fill material and certain other activities in wetlands unless authorized by an appropriately issued permit.

PVR’s lessees’ mining operations are strictly regulated by the Clean Water Act, particularly with respect to the discharge of overburden and fill material into jurisdictional waters, including wetlands. Recent federal district court decisions in West Virginia, and related litigation filed in federal district court in Kentucky, have created uncertainty regarding the future ability to obtain certain general permits authorizing the construction of valley fills for the disposal of overburden from mining operations. A July 2004 decision by the Southern District of West Virginia in Ohio Valley Environmental Coalition v. Bulen enjoined the Huntington District of the U.S. Army Corps of Engineers from issuing further permits pursuant to Nationwide Permit 21, which is a general permit issued by the U.S. Army Corps of Engineers to streamline the process for obtaining permits under Section 404 of the Clean Water Act. While the decision was vacated by the Fourth Circuit Court of Appeals in November 2005, a similar lawsuit filed in federal district court in Kentucky seeks to enjoin the issuance of permits pursuant to Nationwide Permit 21 by the Louisville District of the U.S. Army Corps of Engineers. In the event that such lawsuits prove to be successful in adjoining jurisdictions, PVR’s lessees may be required to apply for individual discharge permits pursuant to Section 404 of the Clean Water Act in areas where they would have otherwise utilized Nationwide Permit 21. Such a change could result in delays in PVR’s lessees obtaining the required mining permits to conduct their operations, which could in turn have an adverse effect on its coal royalty revenues. Moreover, such individual permits are also subject to challenge. Alex Energy, Inc., a PVR lessee operating the Republic No. 2 Mine in Kanawha County, West Virginia, is currently a defendant in Ohio Valley Environmental Coalition vs. U.S. Army Corps of Engineers, a lawsuit in the Southern District of West Virginia in which environmental groups challenged the issuance of individual valley fill permits to multiple coal operators in the state. On June 13, 2006, the Corps of Engineers suspended the valley fill permits at issue in the case, including the permit under which our lessee operates. The court has since stayed all proceedings pending further action by the Corps on these permits. Although portions of the Republic No. 2 Mine continue to operate under separate authorizations, delays in securing additional permit authorization for the areas affected by the aforementioned permit withdrawal could have an adverse effect on PVR’s coal royalty revenues.

The Clean Water Act also requires states to develop anti-degradation policies to ensure non-impaired waterbodies in the state do not fall below applicable water quality standards. These and other regulatory developments may restrict PVR’s lessees’ ability to develop new mines, or could require its lessees to modify existing operations, which could have an adverse effect on its coal royalty revenues.

The Federal Safe Drinking Water Act (or SDWA) and its state equivalents affect coal mining operations by imposing requirements on the underground injection of fine coal slurries, fly ash and flue gas scrubber sludge, and by requiring permits to conduct such underground injection activities. In addition to establishing the underground injection control program, the SDWA also imposes regulatory requirements on owners and operators of “public water systems.” This regulatory program could impact PVR’s lessees’ reclamation operations where subsidence or other mining-related problems require the provision of drinking water to affected adjacent homeowners.

Mine Health and Safety Laws. The operations of PVR’s lessees are subject to stringent health and safety standards that have been imposed by federal legislation since the adoption of the Mine Health and Safety Act of 1969. The Mine Health and Safety Act of 1969 resulted in increased operating costs and reduced productivity. The Mine Safety and Health Act of 1977, which significantly expanded the enforcement of health and safety standards of the Mine Health and Safety Act of 1969, imposes comprehensive health and safety standards on all mining operations. In addition, as part of the Mine Health and Safety Acts of 1969 and 1977, the Black Lung Acts require payments of benefits by all businesses conducting current mining operations to coal miners with black lung or pneumoconiosis and to some beneficiaries of miners who have died from this disease.

Recent mining accidents in West Virginia and Kentucky have received national attention and instigated responses at the state and national level that have resulted in increased scrutiny of current safety practices and procedures at all mining operations, particularly underground mining operations. In January 2006, West Virginia passed a law imposing stringent new mine safety and accident reporting requirements and increased civil and criminal penalties for violations of mine safety laws. On March 7, 2006, New Mexico Governor Bill Richardson signed into law an expanded miner safety program including more stringent requirements for accident reporting and the installation of additional mine safety equipment at underground mines. Similarly, on April 27, 2006, Kentucky Governor Ernie Fletcher signed mine safety legislation that includes requirements for increased inspections of underground mines and additional mine safety equipment and authorizes the assessment of penalties of up to $5,000 per incident for violations of mine ventilation or roof control requirements.

On June 15, 2006 the President signed new mining safety legislation that mandates similar improvements in mine safety practices; increases civil and criminal penalties for non-compliance; requires the creation of additional mine rescue teams, and expands the scope of federal oversight, inspection, and enforcement activities. Earlier, the federal Mine Safety Health Administration announced the promulgation of new emergency rules on mine safety that took effect immediately upon their publication in the Federal Register on March 9, 2006. These rules address mine safety equipment, training, and emergency reporting requirements. Implementing and complying with these new laws and regulations could adversely affect PVR’s lessees’ coal production and could therefore have an adverse affect on PVR’s coal royalty revenues and its ability to make distributions to us.

Mining Permits and Approvals. Numerous governmental permits or approvals are required for mining operations. In connection with obtaining these permits and approvals, PVR’s lessees may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production of coal may have upon the environment. The requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations.

In order to obtain mining permits and approvals from state regulatory authorities, mine operators, including PVR’s lessees, must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, PVR’s lessees submit the necessary permit applications between 12 and 24 months before they plan to begin mining a new area. In PVR’s experience, permits generally are approved within 12 months after a completed application is submitted. In the past, its lessees have generally obtained their mining permits without significant delay. PVR’s lessees have obtained or applied for permits to mine a majority of the reserves that are currently planned to be mined over the next five years. PVR’s lessees are also in the planning phase for obtaining permits for the additional reserves planned to be mined over the following five years. However, there are no assurances that they will not experience difficulty in obtaining mining permits in the future. See “—Water Discharges.”

OSHA. PVR is subject to the requirements of the Occupational Safety and Health Act (or OSHA) and comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in PVR’s operations and that this information be provided to employees, state and local government authorities and citizens.

Natural Gas Midstream Segment

General Regulation. PVR’s natural gas gathering facilities generally are exempt from the FERC’s jurisdiction under the NGA, but FERC regulation nevertheless could significantly affect PVR’s gathering business and the market for its services. In recent years, the FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines into which its gathering pipelines deliver. However, we cannot assure you that the FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity.

In Texas, PVR’s gathering facilities are subject to regulation by the Texas Railroad Commission, which has the authority to ensure that rates, terms and conditions of gas utilities, including certain gathering facilities, are just and reasonable and not discriminatory. PVR’s operations in Oklahoma are regulated by the Oklahoma Corporation Commission, which prohibits PVR from charging any unduly discriminatory fees for PVR’s gathering services. PVR cannot predict whether its gathering rates will be found to be unjust, unreasonable or unduly discriminatory.

PVR is subject to ratable take and common purchaser statutes in Texas and Oklahoma. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes have the effect of restricting PVR’s right as an owner of gathering facilities to decide with whom PVR contracts to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states, and Texas and Oklahoma have adopted complaint-based regulation that generally allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering rates and access. We cannot assure you that federal and state authorities will retain their current regulatory policies in the future.

Texas and Oklahoma administer federal pipeline safety standards under the Natural Gas Pipeline Safety Act of 1968, as amended (the NGPSA), which requires certain pipelines to comply with safety standards in constructing and operating the pipelines, and subjects pipelines to regular inspections. In response to recent pipeline accidents, Congress and the U.S. Department of Transportation have recently instituted heightened pipeline safety requirements. Certain of PVR’s gathering facilities are exempt from these federal pipeline safety requirements under the rural gathering exemption. We cannot assure you that the rural gathering exemption will be retained in its current form in the future.

Failure to comply with applicable regulations under the NGA, the NGPSA and certain state laws can result in the imposition of administrative, civil and criminal remedies.

Air Emissions. PVR’s midstream operations are subject to the Clean Air Act and comparable state laws and regulations. See “—Coal Segment—Air Emissions.” These laws and regulations govern emissions of pollutants into the air resulting from the activities of PVR’s processing plants and compressor stations and also impose procedural requirements on how PVR conducts its midstream operations. Such laws and regulations may include requirements that PVR obtain pre-approval for the construction or modification of certain projects or facilities expected to produce air emissions, strictly comply with the emissions and operational limitations of air emissions permits PVR is required to obtain or utilize specific equipment or technologies to control emissions. PVR’s failure to comply with these requirements could subject it to monetary penalties, injunctions, conditions or restrictions on operations, and potentially criminal enforcement actions. PVR will be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions.

Hazardous Materials and Waste. PVR’s midstream operations could incur liability under CERCLA and comparable state laws resulting from the disposal or other release of hazardous substances or wastes originating from properties PVR own or operate, regardless of whether such disposal or release occurred during or prior to PVR’s acquisition of such properties. See “—Coal Segment—Hazardous Materials and Waste.” Although petroleum, including natural gas and NGLs are generally excluded from CERCLA’s definition of “hazardous substance,” PVR’s midstream operations do generate wastes in the course of ordinary operations that may fall within the definition of a “hazardous substance.”

PVR’s midstream operations generate wastes, including some hazardous wastes, that are subject to the Resource Conservation and Recovery Act (or RCRA) and comparable state laws. However, RCRA currently exempts many natural gas gathering and field processing wastes from classification as hazardous waste. Specifically, RCRA excludes from the definition of hazardous waste produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal energy. Unrecovered petroleum product wastes, however, may still be regulated under RCRA as solid waste. Moreover, ordinary industrial wastes such as paint wastes, waste solvents, laboratory wastes and waste compressor oils may be regulated as hazardous waste. The transportation of natural gas and NGLs in pipelines may also generate some hazardous wastes. Although PVR believes it is unlikely that the RCRA exemption will be repealed in the near future, repeal would increase costs for waste disposal and environmental remediation at PVR’s facilities.

PVR currently owns or leases numerous properties that for many years have been used for the measurement, gathering, field compression and processing of natural gas and NGLs. Although PVR believes that the operators of such properties used operating and disposal practices that were standard in the industry at the time, hydrocarbons or wastes may have been disposed of or released on or under such properties or on or under other locations where such wastes have been taken for disposal. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, PVR could be required to remove or remediate previously disposed wastes (including waste disposed of or released by prior owners or operators) or property contamination (including groundwater contamination, whether from prior owners or operators or other historic activities or spills) or to perform remedial plugging or pit closure operations to prevent future contamination. PVR has ongoing remediation projects underway at several sites, but PVR does not believe that the costs associated with such cleanups will have a material adverse impact on PVR’s operations or revenues.

Water Discharges. PVR’s midstream operations are subject to the Clean Water Act. See “—Coal Segment—Water Discharges.” Any unpermitted release of pollutants, including NGLs or condensates, from PVR’s systems or facilities could result in fines or penalties as well as significant remedial obligations.

OSHA. PVR’s midstream operations are subject to OSHA. See “—Coal Segment—OSHA.”

Title to Properties

PVR believes that it has satisfactory title to all of its properties and the associated coal reserves in accordance with standards generally accepted in the coal and natural gas midstream industries.

Facilities

PVR’s general partner provides all of PVR’s office space, except for a field office that PVR owns near Charleston, West Virginia.

Employees

PVR does not have any employees. To carry out PVR’s operations, its general partner and the general partner’s affiliates employed 111 employees who directly supported PVR’s operations at December 31, 2005. PVR’s general partner considers current employee relations to be favorable.

Legal Proceedings

Although PVR may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business, PVR is not currently a party to any material legal proceedings. In addition, it is not aware of any material legal or governmental proceedings against it, or contemplated to be brought against it, under the various environmental protection statutes to which it is subject. See “—Government Regulation and Environmental Matters Related to PVR’s Operations” for a more detailed discussion of our material environmental obligations.

MANAGEMENT

Penn Virginia GP Holdings, L.P.

Directors and Officers of Penn Virginia Resource GP, Corp.

The following table sets forth certain information with respect to the executive officers and members of the board of directors of our general partner, Penn Virginia Resource GP, Corp. Executive officers and directors of our general partner will serve until their successors are duly appointed or elected.

Name	Age	Position with Our General Partner
A. James Dearlove	58	Director and President and Chief Executive Officer

Frank A. Pici	50	Director and Vice President and Chief Financial Officer

Nancy M. Snyder	53	Director and Vice President, General Counsel and Assistant Secretary

A. James Dearlove has served as our Director and Chief Executive Officer since September 2001, as our President since June 14, 2006 and as Chairman of the Board of Directors and Chief Executive Officer of PVR’s general partner since December 2002 and July 2001. Mr. Dearlove has also served in various capacities with Penn Virginia Corporation since 1977, including as President and Chief Executive Officer since May 1996, as President and Chief Operating Officer from 1994 to May 1996, as Senior Vice President from 1992 to 1994 and as Vice President from 1986 to 1992. Mr. Dearlove also serves as a director of Penn Virginia Corporation and as a director of the National Council of Coal Lessors.

Frank A. Pici has served as our Director since June 14, 2006, as our Vice President and Chief Financial Officer since September 2001 and as Vice President and Chief Financial Officer of PVR’s general partner since September 2001 and as a director since October 2002. Mr. Pici has also served as Executive Vice President and Chief Financial Officer of Penn Virginia Corporation since September 2001. From 1996 to 2001, Mr. Pici served as Vice President—Finance and Chief Financial Officer of Mariner Energy, Inc., or Mariner, a Houston, Texas-based oil and gas exploration and production company, where he managed all financial aspects of Mariner, including accounting, tax, finance, banking, investor relations, planning and budgeting and information technology. Prior to 1996, Mr. Pici served in various positions at Cabot Oil & Gas Company, including as Corporate Controller from 1994 to 1996.

Nancy M. Snyder has served as our Director and Vice President, General Counsel and Assistant Secretary since September 2001 and as Vice President and General Counsel and as a director of PVR’s general partner since July 2001. Ms. Snyder has also served in various capacities with Penn Virginia Corporation since 1997, including as Executive Vice President since May 2006, as Senior Vice President since February 2003, as Vice President from December 2000 to February 2003 and as General Counsel and Corporate Secretary since 1997.

Board Committees

The NYSE does not require a listed limited partnership like us to have a majority of independent directors or to establish a nominating and governance or a compensation committee.

Audit Committee

Our general partner’s board of directors has established an audit committee to be effective upon the closing of this offering. The members of the audit committee must meet the independence standards established by the NYSE.

Conflicts Committee

Our general partner’s board of directors has the ability to establish a conflicts committee under our partnership agreement. The conflicts committee, if formed, will consist of two or more members and will be charged with reviewing specific matters that our general partner’s board of directors believes may involve conflicts of interest. A conflicts committee may determine if the resolution of any conflict of interest submitted to it is fair and reasonable to us. In addition to satisfying certain other requirements, the members of the conflicts committee will meet the NYSE independence standards for service on an audit committee of a board of directors. Any matters approved by the conflicts committee in good faith will be conclusively deemed to be fair and reasonable to us, approved by all of our unitholders and not a breach by us of any duties we may owe to our unitholders.

Compensation and Benefits Committee

Our general partner’s board of directors performs the functions of a compensation committee. Its responsibilities will include assisting the compensation and benefits committee of Penn Virginia Corporation when the Penn Virginia Corporation Committee makes compensation decisions for the officers of our general partner all of whom also serve as officers of Penn Virginia Corporation.

Other Committees

Our general partner’s board of directors may establish other committees from time to time to facilitate our management.

Governance Matters

Independence of Board Members. Our general partner is committed to having a board of directors that consists of at least three independent directors. Pursuant to the NYSE listing standards, a director will be considered independent if the board determines that he or she does not have a material relationship with our general partner or us (either directly or as a partner, unitholder or officer of an organization that has a material relationship with our general partner or us) and otherwise meets the board’s stated criteria for independence. In compliance with the corporate governance rules of the NYSE, upon completion of this offering the members of the board of directors of our general partner will appoint              to serve as our initial independent member, and will appoint a second independent member within 90 days of the effective date of the registration statement of which this prospectus is a part and a third independent member within twelve months of the effective date of the registration statement. The independent members of the board of directors of our general partner will serve as the members of the audit and conflicts committees.

Heightened Independence for Audit Committee Members. As required by the Sarbanes-Oxley Act of 2002, the Commission has adopted rules that direct national securities exchanges and associations to prohibit the listing of securities of a public company if members of its audit committee do not satisfy a heightened independence standard. In order to meet this standard, a member of an audit committee may not receive any consulting fee, advisory fee or other compensation from the public company other than fees for service as a director or committee member and may not be considered an affiliate of the public company. The board of directors of our general partner expects that all members of its audit and conflicts committee will satisfy this heightened independence requirement.

Audit Committee Financial Expert. An audit committee plays an important role in promoting effective corporate governance, and it is imperative that members of an audit committee have requisite financial literacy and expertise. As required by the Sarbanes-Oxley Act of 2002, Commission rules require that a public company disclose whether or not its audit committee has an “audit committee financial expert” as a member. An “audit committee financial expert” is defined as a person who, based on his or her experience, possesses all of the following attributes:

•	an understanding of generally accepted accounting principles and financial statements;

•	an ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of audit committee functions.

The board of directors of our general partner expects that one of the independent directors will satisfy the definition of “audit committee financial expert.”

Executive Sessions of Board. The board of directors of our general partner will hold regular executive sessions in which non-management board members meet without any members of management present. The purpose of these executive sessions is to promote open and candid discussion among the non-management directors. During such executive sessions, one director is designated as the “presiding director,” who is responsible for leading and facilitating such executive sessions.

Election of our Directors

Our general partner’s limited liability company agreement establishes a board of directors that will be responsible for the oversight of our business and operations. Our general partner’s board of directors will be elected by Penn Virginia Corporation, the sole member of our general partner.

Executive Compensation

The executive officers of our general partner who also serve as executive officers of the general partner of PVR will allocate a portion of the cost of their compensation to our business. For a discussion of the amounts paid to such executive officers see “—Penn Virginia Resource Partners, L.P.—Executive Officer Compensation.”

Penn Virginia GP Holdings, L.P. Long-Term Incentive Plan

We will adopt the Penn Virginia GP Holdings, L.P. Long-Term Incentive Plan for the employees, directors and consultants of our general partner and its affiliates, including PVR, who perform services for us. The long-term incentive plan will consist of restricted units, phantom units, unit options and deferred common units. The long-term incentive plan will limit the number of units that may be delivered pursuant to awards to 600,000 units. Units forfeited or withheld to satisfy tax withholding obligations are available for delivery pursuant to other awards. The long-term incentive plan will be administered by the board of directors of our general partner.

The board of directors of our general partner may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Our board of directors also has the right to alter or amend the long-term incentive plan or any part of the long-term incentive plan from time to time, including increasing the number of units that may be granted, subject to unitholder approval as may be required by the exchange upon which the common units are listed at that time, if any. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant. The long-term incentive plan will expire upon its termination by the board of directors or, if earlier, when no units remain available under the long-term incentive plan for awards. Upon termination of the long-term incentive plan, awards then outstanding will continue pursuant to the terms of their grants.

Restricted Units. A restricted unit is a common unit that vests over a period of time and that during such time is subject to forfeiture. In the future, the board of directors may determine to make grants of restricted units under the long-term incentive plan to employees, directors and consultants containing such terms as the board of directors determines. The board of directors will determine the period over which restricted units granted to participants will vest. The board of directors, in its discretion, may base its determination upon the achievement of specified financial objectives or other events. In addition, the restricted units will vest upon a change in control, as defined in the long-term incentive plan. Distributions made on restricted units may be subjected to the same vesting provisions as the restricted unit. If a grantee’s employment, consulting or membership on the board of directors terminates for any reason, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the board of directors or the terms of the award agreement provide otherwise.

Common units to be delivered as restricted units may be common units acquired by us in the open market, common units acquired by us from any other person or any combination of the foregoing. If we issue new common units upon the grant of the restricted units, the total number of common units outstanding will increase.

We intend the restricted units under the long-term incentive plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

Phantom Units. A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the board of directors, cash equivalent to the value of a common unit. In the future, the board of directors may determine to make grants of phantom units under the plan to employees, consultants and directors containing such terms as the board of directors determines. The board of directors will determine the period over which phantom units granted to employees and members of our board will vest. The board, in its discretion, may base its determination upon the achievement of specified financial objectives or other events. In addition, the phantom units will vest upon a change in control. If a grantee’s employment, consulting or membership on the board of directors terminates for any reason, the grantee’s phantom units will be automatically forfeited unless, and to the extent, the board of directors or the terms of the award agreement provide otherwise.

The board of directors, in its discretion, may grant distribution equivalent rights, or DERs, with respect to a phantom unit. DERs entitle the grantee to receive a cash payment equal to the cash distributions made on a common unit during the period the phantom unit is outstanding. The board of directors will establish whether the DERs are paid currently, when the tandem phantom unit vests or on some other basis.

Common units to be delivered upon the vesting of phantom units may be common units acquired by us in the open market, common units acquired by us from any other person or any combination of the foregoing. If we issue new common units upon vesting of the phantom units, the total number of common units outstanding will increase.

We intend the issuance of any common units upon vesting of the phantom units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

Deferred Common Units. The board of directors may determine to make grants of deferred common units to non-employee directors of our general partner. A deferred common unit represents one common unit, which vests immediately upon issuance and is available to the holder upon termination or retirement from the board of directors of our general partner. Common units delivered in connection with deferred common units may be common units acquired by us in the open market, common units acquired by us from any other person or any combination of the foregoing. Deferred common units awarded to directors receive all cash or other distributions paid by us on account of our common units.

U.S. Federal Income Tax Consequences of Awards Under the Long-Term Incentive Plan. Generally, when phantom units, restricted units or deferred common units are granted, there are no income tax consequences for the participant or us. Upon the payment to the participant of common units and/or cash in respect of the award of phantom units or deferred common units or the release of restrictions on restricted units, including any distributions that have been made thereon, the participant recognizes compensation equal to the fair market value of the cash and/or units as of the date of delivery or release.

Compensation of Directors

No additional remuneration will be paid to officers or employees of our general partner who also serve as directors. We anticipate that each independent director will receive a combination of cash and deferred common unit grants as compensation for services rendered, including attending meetings of the board of directors and committee meetings. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

Compensation Committee Interlocks and Insider Participation

While our executive officers and certain of our directors serve in similar roles with the general partner of PVR, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the board of directors or compensation committee of our general partner.

Code of Ethics. The board of directors of our general partner will adopt a code of ethics, the “Executive and Financial Officer Code of Ethics,” that applies to the chief executive officer, chief financial officer and principal accounting officer. In addition to other matters, this code of ethics establishes policies to prevent wrongdoing and to promote honest and ethical conduct, including ethical handling of actual and apparent conflicts of interest, compliance with applicable laws, rules and regulations, full, fair, accurate, timely and understandable disclosure in public communications and prompt internal reporting violations of the code.

Web Access. We will provide access through a website to current information relating to governance, including a copy of the Executive and Financial Officer Code of Ethics and other matters impacting our governance principles. You will be able to contact our investor relations department for paper copies of these documents free of charge.

Penn Virginia Resource Partners, L.P.

Directors and Executive Officers of Penn Virginia Resource GP, LLC

The following table sets forth certain information with respect to the executive officers and members of the board of directors of the general partner of PVR as of March 31, 2006. All directors of PVR’s general partner are elected, and may be removed, by Penn Virginia Resource GP Corp., its sole member and a wholly owned subsidiary of Penn Virginia Corporation.

Name	Age	Position with PVR’s General Partner
A. James Dearlove	58	Chairman of the Board of Directors and Chief Executive Officer
Edward B. Cloues, II	58	Director
John P. DesBarres	66	Director*
James L. Gardner	54	Director
Keith B. Jarrett	57	Director*
James R. Montague	58	Director*
Marsha R. Perelman	51	Director
Frank A. Pici	50	Director and Vice President and Chief Financial Officer
Nancy M. Snyder	53	Director and Vice President and General Counsel
Keith D. Horton	53	Co-President and Chief Operating Officer—Coal
Ronald K. Page	55	Co-President and Chief Operating Officer—Midstream

(*)	Indicates Chairman of Committee

As described above, some of the directors and executive officers of our general partner also serve as directors and executive officers of PVR’s general partner. To the extent that we have described the business experience of these individuals above, we have not repeated that information below.

Edward B. Cloues, II has served as a director of our general partner since January 2003. Since January 1998, Mr. Cloues has served as Chairman of the Board and Chief Executive Officer of K-Tron International, Inc., a provider of material handling equipment and systems. From October 1979 to January 1998, Mr. Cloues was a partner of Morgan, Lewis & Bockius LLP, an international law firm. Mr. Cloues also serves as a director of Penn Virginia and is the non-executive Chairman of the Board of AMREP Corporation.

John P. DesBarres has served as a director of our general partner since July 2001. Mr. DesBarres is currently a private investor residing in Park City, Utah. From 1991 to 1995, Mr. DesBarres served as the Chairman, President and Chief Executive Officer of Transco Energy Company, an energy company which merged with The Williams Companies, Inc. in 1995. Mr. DesBarres serves as a director of American Electric Power, Inc. and as a director of the general partner of Magellan Midstream Partners, L.P.

James L. Gardner has served as a director of our general partner since January 2006. Since 2005, Mr. Gardner has been an Associate Professor of Interdisciplinary Studies at Freed-Hardeman University. From 2002 to 2004, Mr. Gardner served as Executive Vice President and Chief Administrative Officer of Massey Energy Corporation (“Massey”), a coal mining company. From 2000 to 2002, Mr. Gardner was in the private practice of law, principally representing Massey. From 1993 to 2000, Mr. Gardner served in various capacities with Massey, including as Senior Vice President and General Counsel from 1994 to 2000 and as General Counsel from 1993 to 1994. From 1991 to 1993, Mr. Gardner was an attorney at the law firm of Hunton & Williams LLP.

Keith B. Jarrett has served as a director of our general partner since December 2001. Since January 2002, Mr. Jarrett has been an investor and advisor to venture-stage companies in the investment technology space. Prior to January 2002, Mr. Jarrett served in various capacities with affiliates of The Thomson Corporation, a public company listed on the New York, Toronto and London Stock Exchanges. Mr. Jarrett served as President and

Chief Executive Officer of Thomson Financial Ventures from 1998 to December 2001 and as President and Chief Executive Officer of Thomson Financial International from 1994 to June 2000. The Thomson Financial companies are in the business of selling information and technology solutions to the global banking and securities management industries.

James R. Montague has served as a director of our general partner since July 2001. From 2001 to 2002, Mr. Montague served as President of EnCana Gulf of Mexico LLC, a subsidiary of EnCana Corporation, which is in the business of oil and gas exploration and production. From 1996 to June 2001, Mr. Montague served as President of two subsidiaries of International Paper Company, IP Petroleum Company, an exploration and production oil and gas company, and GCO Minerals Company, a company that manages International Paper Company’s mineral holdings. Mr. Montague also serves as Chairman of the Board of Memorial Hermann Healthcare System. Mr. Montague serves as the non-executive Chairman of the Board of Davis Petroleum Corp. and as a director of the general partner of Magellan Midstream Partners, L.P.

Marsha R. Perelman has served as a director of our general partner since May 2005. In 1993, Ms. Perelman founded, and since then has been the Chief Executive Officer of, Woodforde Management, Inc., a holding company. In 1983, she co-founded, and from 1983 to 1990 served as the President of, Clearfield Ohio Holdings, Inc., a gas gathering and distribution company. In 1983, she also co-founded, and from 1983 to 1990 served as Vice President of, Clearfield Energy, Inc., a crude oil gathering and distribution company. From 1980 to 1983, she served as Vice President, Penn Central Energy Group, of the Penn Central Corporation, an oil field services company. Ms. Perelman also serves as a director of Penn Virginia.

Keith D. Horton has served as PVR’s Co-President and Chief Operating Officer—Coal since June 2006 and has also served as President and Chief Operating Officer of PVR’s general partner since July 2001 and as President of the Operating Company since September 2001. Mr. Horton has also served in various capacities with Penn Virginia Corporation since 1981, including as Executive Vice President since December 2000, Vice President—Eastern Operations from February 1999 to December 2000 and Vice President from February 1996 to February 1999. Mr. Horton also serves as a director of Penn Virginia Corporation and as director of the Virginia Mining Association, the Powell River Project and the Eastern Coal Council.

Ronald K. Page has served as PVR’s Co-President and Chief Operating Office—Midstream since June 2006 and has served as Vice President, Corporate Development for PVR’s general partner since July 2003 and as President of PVR Midstream LLC since January 2005. Mr. Page has also served in various capacities with Penn Virginia Corporation since July 2003, including as Vice President since May 2005 and as Vice President, Corporate Development from July 2003 to May 2005. From January 1998 to May 2003, Mr. Page has served in various positions with El Paso Field Services Company, including Vice President of Commercial Operations—Texas Pipelines and Processing, Vice President of Business Development and Director of Business Development.

Reimbursement of Expenses of PVR’s General Partner and its Affiliates

PVR’s general partner does not receive any management fee or other compensation in connection with its management of PVR. However, PVR’s general partner and its affiliates perform services for PVR and are reimbursed by PVR for all expenses incurred on PVR’s behalf, including the costs of employee, officer and director compensation and benefits properly allocable to PVR, as well as all other expenses necessary or appropriate to the conduct of PVR’s business, and properly allocable to PVR. PVR’s partnership agreement provides that PVR’s general partner will determine the expenses that are allocable to PVR in any reasonable manner determined by PVR’s general partner in its sole discretion.

Executive Compensation

The following table sets forth certain compensation information for the chief executive officer and each of the four other most highly compensated executive officers of PVR’s general partner (the “Named Executive Officers”) in excess of $100,000 in 2005, 2004 and 2003. PVR reimburses PVR’s general partner and its affiliates for expenses incurred on PVR’s behalf, including the cost of officer compensation allocable to PVR.

		Annual Compensation (a)			Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (b)	Restricted Unit Awards ($) (c)	All Other Compensation ($) (d)	Total Compensation ($) (a)(e)
A. James Dearlove Chief Executive Officer	2005 2004 2003	176,000 170,000 165,000	176,500 110,000 62,500	10,400 8,716 6,296	238,000 199,329 35,715	774 774 774	601,674 488,819 270,285

Keith D. Horton President and Chief Operating Officer (f)	2005 2004 2003	250,000 217,800 211,500	200,000 126,000 72,000	16,000 14,130 12,186	242,000 139,880 35,715	828 745 745	708,828 498,555 332,146

Ronald K. Page Vice President, Corporate Development (g)	2005 2004 2003	200,000 148,500 72,000	160,000 90,000 28,800	15,600 12,240 6,840	199,973 16,950 22,410	1,522 516 373	577,095 268,206 130,423

Frank A. Pici Vice President and Chief Financial Officer	2005 2004 2003	121,500 116,500 113,000	97,500 70,000 40,000	8,000 6,228 5,122	140,000 34,970 23,810	270 270 270	367,270 227,968 182,202

Nancy M. Snyder Vice President and General Counsel	2005 2004 2003	105,000 100,000 96,250	84,000 60,000 40,000	6,468 4,966 5,109	120,000 34,970 23,810	414 414 414	315,882 200,350 165,583

(a)	Messrs. Dearlove and Pici and Ms. Snyder each devoted approximately 50 percent of his or her professional time to PVR’s business and affairs. Messrs. Horton and Page each devoted substantially all of his professional time in 2005 and approximately 90 percent of his professional time in 2004 and 2003 to PVR’s business and affairs. Messrs. Dearlove, Horton, Page and Pici and Ms. Snyder each devoted the balance of his or her professional time to the business and affairs of Penn Virginia Corporation, which is the indirect sole member of PVR’s general partner. For administrative purposes, Penn Virginia Corporation paid these amounts directly to Messrs. Dearlove and Pici and Ms. Snyder in 2005, 2004 and 2003 and to Messrs. Horton and Page in 2004 and 2003, and then PVR’s general partner reimbursed such amounts to Penn Virginia Corporation. PVR’s general partner paid these amounts directly to Messrs. Horton and Page in 2005. The table above does not include amounts paid to the Named Executive Officers in consideration for time devoted to the business and affairs of Penn Virginia Corporation.
(b)	These amounts reflect car allowances and executive health exams. Penn Virginia Corporation paid these amounts directly to Messrs. Dearlove and Pici and Ms. Snyder in 2005, 2004 and 2003 and to Messrs. Horton and Page in 2004 and 2003 and then received reimbursement from PVR’s general partner. PVR’s general partner paid these amounts directly to Messrs. Horton and Page in 2005.
(c)

These amounts reflect the value on the date of grant of restricted units granted under PVR’s general partner’s long-term incentive plan. One-third of the restricted units granted in 2005 vested on March 3, 2006. Another one-third of these restricted units will vest on March 6, 2007 if PVR has made all minimum quarterly distributions payable to its unitholders as required under PVR’s partnership agreement with respect to all quarters through September 30, 2006. The balance of these restricted units will vest on March 6, 2008 if PVR has made all minimum quarterly distributions payable to its unitholders as required under PVR’s partnership agreement with respect to all quarters through September 30, 2006. With respect to the restricted units granted in 2004 and 2003, one-quarter of these restricted units vested on November 12, 2004 and another one-quarter of these restricted units vested on November 14, 2005. The balance of such restricted units will vest on or about November 10, 2006 if PVR has made all minimum quarterly distributions payable to unitholders as required under PVR’s partnership agreement prior to the time of such vesting. Messrs. Dearlove, Horton, Page and Pici and Ms. Snyder received $32,981, $34,612, $9,391, $15,184 and $14,478 of distributions paid with respect to these restricted units in 2005, $25,020, $27,600, $2,390, $11,140 and $11,140 of distributions paid with respect to these restricted units in 2004 and $14,700, $19,850, $780, $8770 and $8,770 of such distributions in 2003. Restricted units may not be transferred, and are subject to forfeiture upon termination of employment, until such time as the restricted units vest. The table below sets forth the number and aggregate market value of restricted units held on December 31, 2005 by each of the Named Executive Officers. The numbers of units held have been adjusted to give effect to PVR’s two-for-one unit split on April 4, 2006. The value of these restricted units was determined by multiplying the closing market price of PVR’s common units on December 30, 2005 by the number of restricted units held on such date.

Name	Number	Market Value
A. James Dearlove	21,254	$609,992
Keith D. Horton	22,902	636,332
Ronald K. Page	8,604	239,062
Frank A. Pici	10,650	295,910
Nancy M. Snyder	9,914	275,460

(d)	Reflects reimbursements to Penn Virginia Corporation for life insurance premiums paid by Penn Virginia Corporation.
(e)	Represents the aggregate amount of the “Salary,” “Bonus,” “Other Annual Compensation,” “Restricted Unit Awards” and “All Other Compensation” columns of the Summary Compensation Table.
(f)	In May 2006, Mr. Horton became Co-President and Chief Operating Officer—Coal of PVR’s general partner.
(g)	Mr. Page joined PVR’s general partner in July 2003. In May 2006, Mr. Page became Co-President and Chief Operating Officer—Midstream of PVR’s general partner.

Compensation of Directors

Each non-employee director of PVR’s general partner receives an annual retainer of $110,000, consisting of $20,000 of cash and $90,000 worth of deferred common units. The actual number of deferred common units awarded in any given year is based upon the fair market value of PVR’s common units on the date on which such award is granted. Each deferred common unit represents one common unit representing a limited partner interest in the Partnership, which vests immediately upon issuance and is available to the holder upon termination or retirement from the board of directors of PVR’s general partner. The Chairperson of the audit committee of the board of directors of PVR’s general partner receives an annual cash retainer of $15,000, and each audit committee member receives an annual cash retainer of $10,000. The Chairpersons of all other committees of the board of directors of PVR’s general partner receive annual cash retainers of $2,500. In addition to annual retainers, each non-employee director receives $1,000 cash for each board of directors and committee meeting he or she attends. Directors appointed during a year, or who cease to be directors during a year, receive a pro rata portion of cash and deferred common units. Directors may elect to receive any cash payments in common units or deferred common units, and may elect to defer the receipt of any cash or common units they receive under PVR’s general partner’s Non-Employee Directors Deferred Compensation Plan.

Long-Term Incentive Plan

PVR’s general partner has adopted the Second Amended and Restated Penn Virginia Resource GP, LLC Long-Term Incentive Plan. The long-term incentive plan permits the grant of awards covering an aggregate of 600,000 common units to employees and directors of PVR’s general partner and employees of PVR’s general partner’s affiliates who perform services for PVR. Awards under the long-term incentive plan can be for PVR’s common units, restricted units, unit options, phantom units and deferred common units. The long-term incentive plan is administered by the compensation and benefits committee of PVR’s general partner’s board of directors.

PVR’s general partner’s board of directors in its discretion may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. PVR’s general partner’s board of directors also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

Restricted Units. Restricted units vest upon terms established by the compensation and benefits committee, but in no case earlier than the conversion to common units of PVR’s outstanding subordinated units. In addition, all restricted units will vest upon a change of control of PVR’s general partner or PVR. If a grantee’s employment with, or membership on the board of directors of, PVR’s general partner terminates for any reason, the grantee’s unvested restricted units will be automatically forfeited unless, and to the extent, that the compensation and benefits committee provides otherwise. Distributions payable with respect to restricted units may, in the compensation and benefits committee’s discretion, be paid directly to the grantee or held by PVR’s general partner and made subject to a risk of forfeiture during the applicable restriction period.

Unit Options. The long-term incentive plan also permits the grant of options covering common units. No grants of unit options have been made under the long-term incentive plan. Unit options will have an exercise price that, in the discretion of the compensation and benefits committee, may be less than, equal to or more than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation and benefits committee. In addition, all unit options will become exercisable upon a change in control of PVR’s general partner or PVR. If a grantee’s employment with, or membership on the board of directors of, PVR’s general partner terminates for any reason, the grantee’s unit options will be automatically forfeited unless, and to the extent, that the compensation and benefits committee provides otherwise. Upon exercise of a unit option, PVR’s general partner will acquire common units in the open market or directly from PVR or any other person or use common units already owned by its general partner, or any combination of the foregoing. PVR’s general partner will be entitled to reimbursement by PVR for the difference between the cost incurred by its general partner in acquiring these common units and the proceeds received by PVR’s general partner from an optionee at the time of exercise. Thus, the cost of the unit options will be borne by PVR.

Phantom Units. A phantom unit entitles the grantee to receive a common unit upon the vesting of the phantom unit, or in the discretion of the compensation and benefits committee, the cash equivalent of the value of a common unit. No grants of phantom units have been made under the long-term incentive plan. The compensation and benefits committee will determine the time period over which phantom units granted to employees and directors will vest. In addition, all phantom units will vest upon a change of control of PVR’s general partner or PVR. If a grantee’s employment with, or membership on the board of directors of, PVR’s general partner terminates for any reason, the grantee’s phantom units will be automatically forfeited unless, and to the extent, the compensation and benefits committee provides otherwise. Common units delivered upon the vesting of phantom units may be common units acquired by PVR’s general partner in the open market, common units already owned by PVR’s general partner, common units acquired by PVR’s general partner directly from PVR or any other person, or any combination of the foregoing. PVR’s general partner will be entitled to reimbursement by PVR for the cost incurred in acquiring common units. The compensation and benefits committee, in its discretion, may grant tandem distribution equivalent rights with respect to phantom units.

Deferred Common Units. The long-term incentive plan permits the grant of deferred common units to directors. Each deferred common unit represents one common unit, which vests immediately upon issuance and is available to the holder upon termination or retirement from the board of directors of PVR’s general partner. Common units delivered in connection with deferred common units may be common units acquired by PVR’s general partner in the open market, common units already owned by PVR’s general partner, common units acquired by PVR’s general partner directly from PVR or any other person, or any combination of the foregoing. PVR’s general partner will be entitled to reimbursement by PVR for the cost incurred in acquiring common units. Deferred common units awarded to directors receive common units in value equal to all cash or other distributions paid by PVR on account of PVR’s common units.

Long-Term Incentive Plans—Awards in Last Fiscal Year

The number of units awarded in the last fiscal year under PVR’s Long-Term Incentive Plan set forth below have been adjusted to give effect to PVR’s two-for-one unit split on April 4, 2006.

Common Units

PVR’s general partner granted to non-employee directors 876 common units at a weighted average grant-date fair value of $50.71 per unit in 2005, 9,922 common units at a weighted average grant-date fair value of $34.83 per unit in 2004 and 6,000 common units at a weighted average grant-date fair value of $20.95 per unit in 2003.

Restricted Units

PVR’s general partner granted to employees and non-employee directors 50,976 restricted units at a weighted average grant-date fair value of $50.76 per unit in 2005, 16,400 restricted units at a weighted average grant-date fair value of $34.66 per unit in 2004 and 25,900 restricted units at a weighted average grant-date fair value of $23.97 per unit in 2003. The restricted units granted in 2005 vest over a three-year period, with one-third vesting in each year. The restricted units granted in 2004 and 2003 vested on the first anniversary of the date of grant.

Deferred Common Units

PVR’s general partner granted to non-employee directors 17,710 deferred common units at a weighted average grant-date fair value of $50.54 per unit in 2005. No deferred common units were granted prior to January 1, 2005.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Penn Virginia GP Holdings, L.P.

The following table sets forth certain information regarding the beneficial ownership of our units following the consummation of this offering and the related transactions by:

•	each person who is known to us to beneficially own more than 5% of such units to be outstanding;

•	our general partner;

•	each of the executive officers of our general partner named in the chart under “Executive Compensation”;

•	each of the directors of our general partner; and

•	all of the directors and executive officers of our general partner as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more unitholders, as the case may be.

Name of Beneficial Owner	Beneficially Owned After Offering
	Common Units	Percent
Penn Virginia Corporation
A. James Dearlove
Frank A. Pici
Nancy M. Snyder
all directors and executive officers as a group (3 persons)

Penn Virginia Resource Partners, L.P.

The following table sets forth certain information as of March 8, 2006 regarding the beneficial ownership of PVR limited partner units by:

•	each person who is known to us to beneficially own more than 5% of the PVR limited partner units then outstanding;

•	Penn Virginia Resource GP, LLC;

•	each of the Named Executive Officers of Penn Virginia Resource GP, LLC;

•	each of the directors of Penn Virginia Resource GP, LLC; and

•	all of the directors and executive officers of Penn Virginia Resource GP, LLC as a group.

All information with respect to beneficial ownership has been furnished by the respective directors, officers or greater than 5% unitholders, as the case may be. The numbers of units owned have been adjusted to give effect to PVR’s two-for-one unit split on April 4, 2006.

Name of Beneficial Owner	PVR Common Units (1)		Percentage of PVR Common Units (2)	PVR Subordinated Units (1)	Percentage of PVR Subordinated Units (2)	Percentage of PVR Total Units
Penn Virginia Resource LP Corp. (3)	6,939,640		20.4	7,135,042	93.3	33.8
Kanawha Rail Corp. (3)	535,774		1.6	514,838	6.7	2.5
Penn Virginia Resource GP, LLC (3)	313,754		—	—	—	—
Edward B. Cloues, II	18,414	(4)	—	—	—	—
A. James Dearlove	58,224	(5)	—	—	—	—
John P. DesBarres	39,860	(6)	—	—	—	—
James L. Gardner	822	(7)	—	—	—	—
Keith D. Horton	58,612	(8)	—	—	—	—
Keith B. Jarrett	22,492	(4)	—	—	—	—
James R. Montague	19,492	(9)	—	—	—	—
Ronald K. Page	19,198	(10)	—	—	—	—
Marsha R. Perelman	5,396	(11)	—	—	—	—
Frank A. Pici	27,240	(12)	—	—	—	—
Nancy M. Snyder	26,450	(13)	—	—	—	—
All directors and executive officers as a group (11 persons)	296,200	(14)	—	—	—	—

(1)	Unless otherwise indicated, all units are owned directly by the named holder and such holder has sole power to vote and dispose of such units.
(2)	Based on 33,994,650 common units and 7,649,880 subordinated units issued and outstanding on March 8, 2006. On March 8, 2006, there were approximately 17,000 holders of common units and two holders of subordinated units. Unless otherwise indicated, beneficial ownership is less than 1% of common units and/or subordinated units.
(3)	Penn Virginia Corporation is the ultimate parent company of Penn Virginia Resource LP Corp., Kanawha Rail Corp. and Penn Virginia Resource GP, LLC. As such, Penn Virginia Corporation may be deemed to beneficially own the units held by Penn Virginia Resource LP Corp., Kanawha Rail Corp. and Penn Virginia Resource GP, LLC, which together own 22.9% of common units and 100% of subordinated units. The address for each of Penn Virginia Resource LP Corp., Kanawha Rail Corp. and Penn Virginia Resource GP, LLC is c/o Penn Virginia Corporation, Three Radnor Corporate Center, Suite 300, 100 Matsonford Road, Radnor, Pennsylvania 19087.
(4)	Includes 4,000 restricted units which are currently subject to a restriction against transfer and an obligation to forfeiture to PVR’s general partner upon termination of board membership for any reason other than death. Such restrictions lapse at the same time and in the same proportion as PVR’s outstanding subordinated units are converted to common units during the Subordination Period (as defined in PVR’s partnership agreement). See “Management—Executive Officer Compensation” and “Management—Long-Term Incentive Plan.” Also includes 4,492 deferred common units.
(5)	Includes 32,024 restricted units and 200 common units held by Mr. Dearlove for the benefit of a minor.
(6)	Includes 4,000 restricted units, 2,000 common units deferred pursuant to PVR’s general partner’s non-employee directors deferred compensation plan and 5,860 deferred common units.
(7)	Reflects 822 deferred common units.
(8)	Includes 35,012 restricted units and 1,000 common units held by Mr. Horton’s spouse.
(9)	Includes 4,000 restricted units, 2,000 common units deferred pursuant to PVR’s general partner’s non-employee directors deferred compensation plan and 2,246 deferred common units.
(10)	Includes 17,948 restricted units.
(11)	Includes 3,268 deferred common units.
(12)	Includes 16,740 restricted units.
(13)	Includes 15,000 restricted units and 300 common units held by Ms. Snyder for the benefit of a minor child.
(14)	Includes 132,724 restricted units, 4,000 common units deferred pursuant to PVR’s general partner’s non-employee directors deferred compensation plan, 23,426 deferred common units, 500 common units held by executive officers for the benefit of minors and 1,000 common units held by Mr. Horton’s spouse.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationship with PVR and its General Partner, Penn Virginia Resource GP, LLC

General

Our only cash generating assets consist of our partnership interests in PVR, which, upon completion of this offering, will initially consist of the following:

•	a 2.0% general partner interest in PVR, which we hold through our 100% ownership interest in Penn Virginia Resource GP, LLC, PVR’s general partner;

•	all of the incentive distribution rights in PVR, which we hold through our 100% ownership interest in Penn Virginia Resource GP, LLC; and

•	19,012,169 units of PVR, consisting of 7,475,414 common units, 7,649,880 subordinated units and 3,886,875 Class B units of PVR, representing an aggregate 40.9% limited partner interest in PVR. Subject to the satisfaction of the financial tests in the partnership agreement of PVR, PVR has informed us that it expects the subordinated units to convert into PVR common units on or about November 15, 2006. We will purchase the Class B units from PVR using the net proceeds of this offering. See “Use of Proceeds.” For a description of the terms of the subordinated units and the Class B units, please read “Material Provisions of the Partnership Agreement of Penn Virginia Resource Partners, L.P.—Subordinated Units and Class B Units.”

Our Relationship with PVR’s General Partner

Penn Virginia Resource GP, LLC, PVR’s general partner, manages the operations and activities of PVR.

Distributions and payments are made by PVR to its general partner and its affiliates in connection with the ongoing operation of PVR. These distributions and payments are determined by and among affiliated entities and are not the result of arm’s length negotiations.

Cash distributions from PVR are generally made approximately 94% to limited partner unitholders, including affiliates of its general partner as holders of limited partner units, and approximately 6% to Penn Virginia Resource GP, LLC, as owner of PVR’s general partner interest and incentive distribution rights. In addition, if distributions exceed the target levels in excess of the minimum quarterly distribution, Penn Virginia Resource GP, LLC is entitled to receive incentive distributions equal to an increasing percentage of such cash distributions.

If PVR’s general partner withdraws or is removed, and a successor general partner is elected by PVR’s limited partners, the successor general partner is required to buy the general partner units for a cash price equal to the fair market value. The fair market value of the GP units includes the value of all the rights associated with being PVR’s general partner, including, without limitation, the general partner’s pro rata interest in PVR and the right to receive incentive distributions.

Upon PVR’s liquidation, the partners, including PVR’s general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Indemnification of Directors and Officers

Under our partnership agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events any director or officer, or while serving as a director of officer, any person who is or was serving as a tax matters partner or as a director, officer, tax matters member, employee, partner, manager, fiduciary or trustee of our partnership or any of our affiliates. Additionally, we will indemnify to the fullest extent permitted by law, from and against all losses, claims, damages or similar events any person who is or was our employee (other than an officer) or agent.

Any indemnification under our partnership agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Related Party Transactions Involving PVR

PVR and the operating subsidiaries are managed by Penn Virginia Resource GP, LLC. Under certain agreements, Penn Virginia Resource GP, LLC is entitled to reimbursement of substantially all direct and indirect costs related to the business activities of PVR.

Penn Virginia Corporation charges PVR for certain corporate administrative expenses which are allocable to its subsidiaries. When allocating general corporate expenses, consideration is given to property and equipment, payroll and general corporate overhead. Any direct costs are paid by PVR. Total corporate administrative expenses charged to PVR totaled $2.6 million and $1.5 million and for the years ended December 31, 2005 and 2004. For the three months ended March 31, 2006 and 2005, total corporate administrative expenses charged to PVR totaled $1.6 million and $0.4 million, respectively.

PVR’s amounts payable to related parties totaled $2.8 million and $1.0 million as of December 31, 2005 and 2004. As of March 31, 2006, amounts payable to related parties totaled $3.5 million. This balance consists primarily of amounts due to its general partner for general and administrative expenses incurred on PVR’s behalf.

Material Provisions of Our General Partner’s Limited Liability Company Agreement

Our general partner’s management and operations are governed by its limited liability company agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part. The limited liability company agreement establishes a board of directors that will be responsible for the oversight of our business and operations. Our general partner’s board of directors will be elected by Penn Virginia Corporation, as sole member.

Omnibus Agreement

Upon completion of this offering, we will become party to an existing omnibus agreement, currently among PVR, its general partner and its affiliates, including Penn Virginia Corporation, that governs potential competition among PVR and the other parties to the agreement. This omnibus agreement was entered into in connection with PVR’s initial public offering in October 2001. Pursuant to the terms of the amended omnibus agreement, for so long as Penn Virginia Resource GP, LLC is the general partner of PVR and there has been no change of control in Penn Virginia Corporation, we will be prohibited from engaging in, whether by acquisition or otherwise, the business of (i) owning, mining, processing, marketing, or transporting coal; (ii) owning, acquiring or leasing coal reserves; and (iii) growing, harvesting, or selling timber (“restricted business”), unless we first offer to PVR the opportunity to acquire these businesses or assets and the board of directors of PVR’s general partner, with the concurrence of its conflicts committee, elects to cause PVR not to pursue such acquisition. In addition, under the existing omnibus agreement, we will be able to purchase any business which includes the purchase of coal reserves, timber and/or infrastructure relating to the production or transportation of coal if the majority value of such business is not derived from owning, mining, processing, marketing or transporting coal or growing, harvesting or selling timber. If we make any such acquisition, the existing omnibus agreement requires us to offer PVR the opportunity to purchase the coal reserves, timber or related infrastructure following the acquisition and the conflicts committee will determine whether PVR should pursue the opportunity. These restrictions will not apply to the assets and businesses retained by us at the closing of this offering.

Non-Compete Agreement

Upon completion of this offering, we will enter into a non-compete agreement with PVR. This non-compete agreement will not be effective until we are no longer subject to the existing omnibus agreement described above. Under the non-compete agreement, we will have a right of first refusal with respect to the potential acquisition of any general partner interest in a publicly traded partnership and other equity interests under common ownership with such general partner interest. PVR will have a right of first refusal with respect to the potential acquisition of assets that relate to the business of (i) owning, mining, processing, marketing, or transporting coal; (ii) owning, acquiring or leasing coal reserves; and (iii) growing, harvesting, or selling timber.

Except as provided in the paragraph above and under “—Omnibus Agreement”, we and PVR’s affiliates will not be prohibited from engaging in activities that directly compete with PVR, including activities that compete with PVR’s natural gas midstream business, even if we and PVR would have a conflict of interest with respect to such other business opportunity. The conflicts committee of PVR’s general partner has approved the terms of the Non-Compete Agreement.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships among us, Penn Virginia Corporation, PVR and our and their respective general partners and affiliates on the one hand, and us and our limited partners, on the other hand. Like PVR, our general partner is controlled by Penn Virginia Corporation. Accordingly, Penn Virginia Corporation has the ability to elect, remove and replace the directors and officers of our general partner and the directors and officers of the general partner of PVR. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to its owner, Penn Virginia Corporation. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders.

Certain of the executive officers and non-independent directors of our general partner also serve as executive officers and directors of the general partner of PVR. Consequently, these directors and officers may encounter situations in which their fiduciary obligations to PVR, on the one hand, and us, on the other hand, are in conflict.

Whenever a conflict of interest arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other hand, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, if established, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common, excluding any units owned by our general partner or any of its affiliates;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

If a conflicts committee is established, our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee. If our general partner does not seek approval from such conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving the conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to our unitholders.

The amount of cash that is available for distribution to our unitholders is affected by decisions of our general partner regarding such matters as:

•	the expenses associated with being a public company and other general and administrative expenses;

•	interest expense related to current and future indebtedness;

•	expenditures, at our election, to maintain or increase our general partner interest in PVR;

•	reserves our general partner believes are prudent to maintain for the proper conduct of our business or to provide for future distributions; and

•	a decision by our general partner’s board of directors to limit or modify the incentive distributions we are entitled to receive.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders.

We do not have any officers or employees and rely solely on officers and employees of our general partner. In addition, all of our general partner’s officers also serve as executive officers of PVR’s general partner

Affiliates of our general partner conduct businesses and activities of their own in which we have no economic interest. If these separate activities are significantly greater than our activities, there could be material competition for the time and effort of the officers and employees who provide services to our general partner. The officers of our general partner are not required to work full time on our affairs.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read “Certain Relationships and Related Transactions.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets, and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to our unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us, on the one hand, and our general partner and its affiliates, on the other, are or will be the result of arm’s-length negotiations.

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There will not be any obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner’s call right.

Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “Material Provisions of the Partnership Agreement of Penn Virginia GP Holdings, L.P.—Limited Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of units.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the conflicts committee, if established, and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of our units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of our units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Fiduciary Duties

Our general partner may be accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our general partner’s board of directors has fiduciary duties to manage our general partner in a manner beneficial to its owners, as well as to you. Without these modifications, the general partner’s ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described below. These modifications also enable our general partner to attract and retain experienced and capable directors. These modifications are detrimental to the unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues about compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct, or in the case of a criminal matter, acted with the knowledge that such conduct was unlawful.

Special provisions regarding affiliated transactions. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

By purchasing our units, each unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

We must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “Material Provisions of the Partnership Agreement of Penn Virginia GP Holdings, L.P.—Indemnification.”

DESCRIPTION OF OUR COMMON UNITS

Common Units

Our common units represent limited partner interests in us. The holders of our common units are entitled to participate in our distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the rights and preferences of holders of our common units in and to our distributions, please read “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Material Provisions of the Partnership Agreement of Penn Virginia GP Holdings, L.P.”

We intend to apply to list our common units on the NYSE under the symbol “PVG.”

Transfer Agent and Registrar

Duties. American Stock Transfer and Trust Company will serve as registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of our common units except the following fees that will be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to holders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of our common units in accordance with our partnership agreement, each transferee of our common units will be admitted as a unitholder with respect to the common units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our common units:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Limited Call Right

If at any time our affiliates own more than 90% of our outstanding common units, our general partner has the right, but not the obligation, to assign in whole or in part to any of its affiliates or us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days’ notice, at a price not less than the then-current market price of the common units.

As a result of our general partner’s right to purchase outstanding common units, a holder of common units may have his common units purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Material Tax Consequences—Disposition of Units.”

Upon completion of this offering, our current owner, Penn Virginia Corporation, will own 29,954,843 of our common units, representing approximately 83.3% of our outstanding common units.

COMPARISON OF RIGHTS OF HOLDERS OF PVR’S COMMON UNITS AND OUR COMMON UNITS

It is not likely that our common units and PVR’s common units will trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and PVR’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

•	with respect to PVR’s distributions, PVR’s common unitholders have a priority over our incentive distribution rights in PVR;

•	we participate in PVR’s general partner’s distributions and the incentive distribution rights, and PVR’s common unitholders do not; and

•	we may enter into other businesses separate from PVR or any of its affiliates.

The following table compares certain features of PVR’s common units and our common units.

	PVR’s Common Units	Our Common Units
Taxation of Entity and Entity Owners	PVR is a flow-through entity that is not subject to an entity-level federal income tax.	Similarly, we are a flow-through entity that is not subject to an entity-level federal income tax.

	PVR expects that holders of its common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions.	We also expect that holders of our common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions as a result of our ownership of common units of PVR. However, incentive distribution rights do not benefit from such adjustments and allocations. Therefore, we expect the ratio of our taxable income to the distributions you will receive to be higher than the ratio of taxable income to the distributions received by the common unitholders of PVR. Moreover, if PVR is successful in increasing its distributable cash flow over time, we expect the ratio of our taxable income to distributions will increase.

	PVR common unitholders will receive Schedule K-1s from PVR reflecting the unitholders’ share of PVR’s items of income, gain, loss and deduction at the end of each fiscal year.	Our common unitholders also will receive Schedule K-1s from us reflecting the unitholders’ share of our items of income, gain, loss and deduction at the end of each fiscal year.

Distributions and Incentive Distribution Rights	PVR pays its limited partners and general partner quarterly distributions equal to the cash it receives from its operations, less certain reserves for expenses and other uses of cash. PVR’s general partner owns the incentive distribution rights in PVR.	We expect to pay our limited partners quarterly distributions equal to the cash we receive from PVR, less certain reserves for expenses and other uses of cash. Our general partner is not entitled to any distributions.

Sources of Cash Flow	PVR currently generates its cash flow from managing coal properties and processing, gathering and marketing of natural gas and related services.	Our cash-generating assets consist of our partnership interests, including the incentive distribution rights, in PVR, and we currently have no independent operations. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders is currently completely dependent upon the performance of PVR.

Limitation on Issuance of Additional Units	After the subordination period has ended, PVR may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.	Similarly, we may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A and will be adopted contemporaneously with the closing of this offering.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “Our Cash Distribution Policy and Restrictions on Distributions” and “How We Make Cash Distributions;”

•	with regard to the rights of holders of common units, please read “Description of Our Common Units;”

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization and Duration

We were formed on June 14, 2006 and have a perpetual existence.

Purpose

Under our partnership agreement we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided, however, that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us, our affiliates or our subsidiaries to engage in activities other than the ownership of partnership interests in PVR, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business. For a further description of limits on our business, please read “Certain Relationships and Related Transactions.”

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder by accepting a unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to grant consents and waivers under, our partnership agreement.

Capital Contributions

Our unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner,

•	to approve some amendments to our partnership agreement, or

•	to take other action under our partnership agreement,

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. While we currently have no operations distinct from PVR, if in the future, by our ownership in an operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Limited Voting Rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will not have the right to elect our general partner or its directors on an annual or other continuing basis.

The following is a summary of the unitholder vote required for the matters specified below. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. In voting their units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of our partnership agreement

Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a majority of our outstanding units. Please read “—Amendments to Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding units in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution	A majority of our outstanding units. Please read “—Termination and Dissolution.”

Reconstitution upon dissolution	A majority of our outstanding units. Please read “—Termination and Dissolution.”

Withdrawal of our general partner

Under most circumstances, the approval of a majority of our outstanding units, excluding units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to September 30, 2016 in a manner that would cause our dissolution. Please read “—Withdrawal or Removal of the General Partner.”

Removal of our general partner	Not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of the General Partner.”

Transfer of the general partner interest

Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to (i) an affiliate (other than an individual) or (ii) another entity in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such entity. The approval of a majority of the units, excluding units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2016. Please read “—Transfer of General Partner Interest.”

Transfer of Ownership Interests in Our General Partner

At any time, Penn Virginia Corporation, as sole member of our general partner, may sell or transfer all or part of its ownership interest in our general partner without the approval of our unitholders.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that have special voting rights to which the common units are not entitled.

Amendments to Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. To adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding units.

Prohibited Amendments

No amendment may be made that would:

(1)	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected, or

(2)	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner or assignee to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or its registered office,

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement,

(3)	a change that our general partner determines is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that we will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes,

(4)	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed,

(5)	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities,

(6)	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone,

(7)	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement,

(8)	any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by us, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement,

(9)	a change in our fiscal year or taxable year and related changes,

(10)	a merger with or conveyance to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance,

(11)	an amendment effected, necessitated or contemplated by an amendment to PVR’s partnership agreement that requires PVR unitholders to provide a statement, certificate or other proof of evidence to PVR regarding whether such unitholder is subject to United States federal income tax on the income generated by PVR, or

(12)	any other amendments substantially similar to any of the matters described in (1) through (11) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

(1)	do not adversely affect our limited partners (or any particular class of limited partners) in any material respect,

(2)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute,

(3)	are necessary or appropriate to facilitate the trading of our limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our limited partner interests are or will be listed for trading,

(4)	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement, or

(5)	are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Finally, our partnership agreement specifically permits our general partner to authorize Penn Virginia Resource GP, LLC, the general partner of PVR, to limit or modify its incentive rights if our general partner determines that such limitation or modification does not adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in PVR or our being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of PVR and its subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

A merger, consolidation or conversion of us requires the prior consent of the general partner. In addition, our partnership agreement provides that, to the maximum extent permitted by law, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion of us and may decline to do so free of any fiduciary duty or obligation whatsoever to us, or any of our unitholders. Further, in declining to consent to a merger, consolidation or conversion, our general partner will not be required to act in good faith or pursuant to any other standard imposed by our partnership agreement, any other agreement, under the Delaware Limited Partnership Act or any other law, rule or regulation or at equity.

If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination or Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner to dissolve us, if approved by a majority of our outstanding units,

(2)	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law,

(3)	the entry of a decree of judicial dissolution of us, or

(4)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal of our general partner following approval and admission of a successor.

Upon a dissolution under clause (4) above, the holders of a majority of our outstanding units may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of a majority of the outstanding units, subject to our receipt of an opinion of counsel to the effect that:

(1)	the action would not result in the loss of limited liability of any limited partner, and

(2)	neither our partnership nor PVR would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors and the settlement of or creation of a reserve for contingent liabilities; and

•	then, to all partners in accordance with the positive balance in the respective capital accounts.

If the liquidator determines that a sale would be impractical or would cause a loss to our partners, it may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2016 without obtaining the approval of the holders of at least 66 2/3% of the outstanding units, including units held by our general partner, its owner Penn Virginia Corporation and its affiliates, voting as a single class, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2016, our general partner may not withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. Following completion of this offering, the owner of our general partner, Penn Virginia Corporation, initially will own a sufficient number of common units to allow it to block any attempt to remove our general partner.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding units, excluding units held by the withdrawing general partner and its affiliates, may elect a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding units, excluding units held by the withdrawing general partner and its affiliates, agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution” above.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding units. The ownership of more than 33 1/3% of our outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. Upon completion of this offering, Penn Virginia Corporation, the owner of our general partner, will own approximately 83.3% of our outstanding units.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interests in us to:

•	an affiliate of the general partner (other than an individual); or

•	another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to September 30, 2016 without the approval of the holders of at least a majority of the outstanding units, excluding units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of the general partner to whose interest that transferee has succeeded, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

On or after September 30, 2016, our general partner may transfer all or any of its general partner interest in us without obtaining approval of any unitholder.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of our units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to (i) any person or group that acquires the units from our general partner or its affiliates, (ii) any transferees of that person or group approved by our general partner, or (iii) any person or group that acquires 20% of any class of units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time not more than 10% of the then-issued and outstanding limited partner interests of any class are held by persons other than our general partner and its affiliates, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days’ notice. The purchase price in the event of such a purchase will be not less than the then current market price of the common units.

Upon completion of this offering, our current owner, Penn Virginia Corporation, will own approximately 83.3% of our common units.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Material Tax Consequences—Disposition of Units.”

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by non-citizen assignees will be voted by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. For more information on persons and groups to which this loss of voting rights does not apply, please read “—Change of Management Provisions” above. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability” above, the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner or assignee at their current market price. To avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner,

•	any departing general partner,

•	any person who is or was an affiliate of our general partner or any departing general partner,

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any departing general partner or any affiliate of our general partner or any departing general partner,

•	any person who is or was serving at the request of our general partner or any departing general partner or any affiliate of our general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person, or

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable it to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For fiscal reporting and tax reporting purposes, our year ends on December 31 each year.

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner,

•	a copy of our tax returns,

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner,

•	copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes is not in our best interests or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

PENN VIRGINIA RESOURCE PARTNERS, L.P.’s CASH DISTRIBUTION POLICY

Distributions of Available Cash

General. PVR’s partnership agreement requires cash distributions to be made to its unitholders within 45 days after the end of each quarter. Distributions are made concurrently to all record holders on the record date set for purposes of such distribution.

Definition of Available Cash. Available cash generally means, for each fiscal quarter:

•	all cash on hand at the end of the quarter;

•	less the amount of cash reserves that PVR’s general partner determines in its reasonable discretion is necessary or appropriate to:

•	provide for the proper conduct of PVR’s business;

•	comply with applicable law, any of PVR’s debt instruments, or other agreements; or

•	provide funds for distributions to PVR’s unitholders and to PVR’s general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under PVR’s credit facility and in all cases are used solely for working capital purposes or to pay distributions to PVR’s unitholders.

Operating Surplus, Capital Surplus and Adjusted Operating Surplus

General. All cash distributed to PVR unitholders is characterized either as operating surplus or capital surplus. PVR distributes available cash from operating surplus differently than available cash from capital surplus.

Definition of Operating Surplus. For any period, operating surplus generally means:

•	PVR’s cash balance on the closing date of PVR’s initial public offering in 2001; plus

•	$15.0 million (as described below); plus

•	all of PVR’s cash receipts since the closing of PVR’s initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for that quarter; less

•	all of PVR’s operating expenses since the closing of PVR’s initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

•	the amount of cash reserves that PVR’s general partner deems necessary or advisable to provide funds for future operating expenditures.

Definition of Capital Surplus. Capital surplus will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions. PVR treats all available cash distributed as coming from operating surplus until the sum of all available cash distributed since it began operations equals the operating surplus as of the most recent date of determination of available cash. PVR treats any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. PVR does not anticipate that it will make any distributions from capital surplus. As reflected above, operating surplus includes $15.0 million in addition to PVR’s cash balance on the closing date of PVR’s initial public offering, cash receipts from PVR’s operations and cash from working capital borrowings. This amount does not reflect actual cash on hand that is available for distribution to its unitholders. Rather, it is a provision that will enable PVR, if it chooses, to distribute as operating surplus up to $15.0 million of cash PVR receives in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. PVR has not made, and does not anticipate that it will make, any distributions from capital surplus.

Definition of Adjusted Operating Surplus. Adjusted operating surplus is intended to reflect the cash generated from PVR’s operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Adjusted operating surplus for any period generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Subordination Period

General. During the PVR subordination period, which we describe below, the PVR common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution, plus arrearages in the payment of any minimum quarterly distribution from prior quarters, before any distributions of available cash from operating surplus can be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed to the PVR common units.

Definition of Subordination Period. The PVR subordination period began on October 30, 2001, and will continue until the first day of the first quarter beginning after September 30, 2006, on which each of the following events has occurred:

•	distributions of available cash from operating surplus on each of the common units and the subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the adjusted operating surplus generated during each of the three immediately preceding, non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the two percent general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

PVR has advised us that it anticipates that the subordination period will end on or about November 15, 2006, at which time the subordinated units will convert into common units. Upon expiration of the subordination period, all remaining subordinated units will convert into common units on a one-for-one basis and will then participate, pro rata, with the other PVR common units in distributions of available cash.

Distributions of Available Cash from Operating Surplus During the Subordination Period

PVR’s partnership agreement provides that distributions of available cash from operating surplus for any quarter during the subordination period will be made in the following manner:

•	first, 98% to the common unitholders, pro rata, and 2% to the general partner until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 98% to the subordinated unitholders and the Class B unitholders, pro rata, and 2% to the general partner until we distribute for each subordinated unit and Class B unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions of Available Cash from Operating Surplus After the Subordination Period

PVR will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to all common unitholders, pro rata, and 2% to PVR’s general partner until PVR distributes for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the common unitholders, pro rata, and 2% to the general partner until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters after the closing of this offering;

•	third, 98% to the Class B unitholders, pro rata, and 2% to the general partner until we distribute to each Class B unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

If PVR’s unitholders do not approve the proposal to change the terms of the Class B units within 12 months following the issuance of the Class B units, then each Class B unit will be entitled to receive       % of the quarterly amount distributed by PVR in respect of each common unit of PVR on a pari passu basis with distributions on the PVR common units.

Incentive Distribution Rights

PVR’s partnership agreement provides that if a quarterly cash distribution to PVR’s limited partnership units exceeds a target of $0.275 per limited partner unit, PVR will pay Penn Virginia Resource GP, LLC, our wholly-owned subsidiary, for each outstanding limited partner unit, incentive distribution equal to:

•	first, 98% to all unitholders, and 2% to the general partner, until each unitholder has received a total of $0.275 per unit for that quarter (the “first target distribution”);

•	second, 85% to all unitholders, and 15% to the general partner, until each unitholder has received a total of $0.325 per unit for that quarter (the “second target distribution”);

•	third, 75% to all unitholders, and 25% to the general partner, until each unitholder has received a total of $0.375 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50% to all unitholders and 50% to the general partner.

Based upon PVR’s current quarterly distribution, the number of our units outstanding and our anticipated expenses, we expect that our initial quarterly distribution will be $0.20 per unit, or $0.80 per unit on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses.

Distributions of Available Cash from Capital Surplus

PVR will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 98% to all unitholders of PVR, pro rata, and 2% to the general partner, until PVR distributes for each common unit that was issued in the initial public offering, an amount of available cash from capital surplus equal to the initial public offering price;

•	second, 98% to the common unitholders of PVR, pro rata, and 2% to the general partner, until PVR distributes for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, PVR will make all distributions of available cash from capital surplus as if they were from operating surplus.

Under the terms of the PVR partnership agreement, a distribution of capital surplus is treated as repayment of the initial unit price from the PVR initial public offering, which is a return of capital. The initial public offering price per PVR common unit less any distributions of capital surplus per unit is referred to as the unrecovered initial unit price. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for PVR’s general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once PVR distributes capital surplus on a unit in an amount equal to the initial unit price, PVR will reduce the minimum quarterly distribution and the target distribution levels to zero and PVR will make all future distributions from operating surplus, with 50% being paid to the holders of units, and 50% to PVR’s general partner.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjustments made upon a distribution of available cash from capital surplus, PVR will adjust the following proportionately upward or downward, as appropriate, if any combination or subdivision of units should occur:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered initial unit price;

•	the number of additional common units issuable during the subordination period without a unitholder vote; and

•	the number of common units issuable upon conversion of subordinated units.

For example, when the two-for-one split of the PVR common units occurred on April 4, 2006, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price were each reduced to 50% of its initial level. PVR will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes PVR to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, PVR will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if PVR becomes subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

Distributions of Cash Upon Liquidation

General. If PVR dissolves in accordance with its partnership agreement, PVR will sell or otherwise dispose of its assets in a process called liquidation. PVR will first apply the proceeds of liquidation to the payment of its creditors. PVR will distribute any remaining proceeds to its unitholders and the general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of PVR’s assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units of PVR to a preference over the holders of outstanding subordinated units of PVR upon the liquidation of PVR’s partnership, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon liquidation of PVR’s partnership to enable the holder of PVR common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of PVR subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of PVR’s general partner, Penn Virginia Resource GP, LLC.

Manner of Adjustment for Gain. The manner of the adjustment is set forth in the PVR partnership agreement. If PVR liquidates before the end of the subordination period, PVR will allocate any gain to the partners in the following manner:

•	first, to PVR’s general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	second, 98% to the common unitholders, pro rata, and 2% to PVR’s general partner, until the capital account for each common unit is equal to the sum of:

•	the unrecovered initial unit price for that common unit; plus

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

•	any unpaid arrearages in payment of the minimum quarterly distribution on that common unit;

•	third, 98% to the subordinated unitholders, pro rata, and 2% to the general partner, until the capital account for each subordinated unit is equal to the sum of:

•	the unrecovered initial unit price on that subordinated unit; and

•	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	fourth, 98% to all unitholders, pro rata, and 2% to PVR’s general partner, pro rata, until PVR allocate under this paragraph an amount per unit equal to:

•	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of PVR’s existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that was distributed 98% to the units, pro rata, and 2% to PVR’s general partner, pro rata, for each quarter of PVR’s existence;

•	fifth, 85% to all unitholders, pro rata, and 15% to PVR’s general partner, until PVR allocates under this paragraph an amount per unit equal to:

•	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that was distributed 85% to the units, pro rata, and 15% to PVR’s general partner for each quarter of PVR’s existence;

•	sixth, 75% to all unitholders, pro rata, and 25% to PVR’s general partner, until PVR allocates under this paragraph an amount per unit equal to:

•	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of PVR’s existence; less

•	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that was distributed 75% to the units, pro rata, and 25% to PVR’s general partner for each quarter of PVR’s existence;

•	thereafter, 50% to all unitholders, pro rata, and 50% to PVR’s general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that the third clause of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustment for Losses. Upon PVR’s liquidation, PVR will generally allocate any loss to PVR’s general partner and the unitholders in the following manner:

•	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to PVR’s general partner until the capital accounts of the holders of the subordinated units have been reduced to zero;

•	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to PVR’s general partner until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100% to PVR’s general partner.

If PVR’s liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts Upon the Issuance of Additional Units. PVR will make adjustments to capital accounts upon the issuance of additional units. In doing so, PVR will allocate any gain or loss resulting from the adjustments to the unitholders and PVR’s general partner in the same manner as PVR allocates gain or loss upon liquidation. In the event that PVR makes positive interim adjustments to the capital accounts, PVR will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or distributions of property or upon liquidation in a manner which results, to the extent possible, in the capital account balance of PVR’s general partner equaling the amount which would have been in its capital account if no earlier positive adjustments to the capital accounts had been made.

MATERIAL PROVISIONS OF THE

PARTNERSHIP AGREEMENT OF PENN VIRGINIA RESOURCE PARTNERS, L.P.

The following is a summary of the material provisions of the partnership agreement of Penn Virginia Resource Partners, L.P., which could impact our results of operations and those of PVR. PVR’s partnership agreement is included as an exhibit to the registration statement of which this prospectus constitutes a part. Unless the context otherwise requires, references in this prospectus to the “PVR partnership agreement,” constitute references to the partnership agreement of Penn Virginia Resource Partners, L.P.

We summarize provisions of the PVR partnership agreement relating to allocations of taxable income and taxable loss in “Material Tax Consequences.”

Organization and Duration

PVR was organized on July 9, 2001 and has perpetual existence.

Purpose

PVR’s purpose under its partnership agreement is limited to serving as a member of the operating company and engaging in any business activities that may be engaged in by the operating company or its subsidiaries or that are approved by PVR’s general partner.

PVR’s general partner is authorized in general to perform all acts deemed necessary to carry out PVR’s purposes and to conduct its business.

Power of Attorney

Each PVR limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to PVR’s general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for PVR’s qualification, continuance or dissolution. The power of attorney also grants PVR’s general partner the authority to make certain amendments, and consents and waivers under, the PVR partnership agreement.

Subordinated Units and Class B Units

PVR Subordinated Units

The subordinated units of PVR that we own are a separate class of limited partner interests in PVR, and the rights of holders of subordinated units to participate in distributions to limited partners differ from, and are subordinated to, the rights of the holders of common units as set forth under “PVR Resource L.P.’s Cash Distribution Policy—Subordination Period.” If PVR liquidates during the subordination period, in some circumstances, we will be entitled to receive more per unit in liquidating distributions in respect of our common units in PVR in respect of our subordinated units in PVR. The per unit difference will be dependent upon the amount of gain or loss recognized by PVR in liquidating its assets. Following conversion of the subordinated units into common units, all units will be treated the same upon liquidation of PVR.

Class B Units

Each Class B unit will initially be entitled to receive 100% of the quarterly cash distribution paid in respect of each PVR common unit except that the Class B units will be subordinated to the PVR common units with respect to the payment of the minimum quarterly distribution and any arrearages with respect to the payment of the minimum quarterly distribution, and pari passu with the subordinated units to the payment of the minimum quarterly distribution subsequent to the issuance of the Class B units. PVR will be required to submit to a vote of PVR’s unitholders, as promptly as practicable following the issuance of the Class B units, a proposal to change the terms of the Class B units in order to provide that the Class B units will convert into PVR common units, on a one-for-one basis, immediately upon the approval by the PVR unitholders. Holders of the Class B units will not be entitled to vote upon the proposal to change the terms of the Class B units but otherwise will be entitled to the same voting rights as common units of PVR, and the Class B units will vote with the PVR common units as a single class on each matter with respect to which the common units of PVR are entitled to vote. If PVR’s unitholders do not approve the proposal to change the terms of the Class B units within 12 months following the issuance of the Class B units, then each Class B unit will be entitled to receive         % of the quarterly amount distributed by PVR in respect of each common unit of PVR on a pari passu basis with distributions on the PVR common units.

Upon the dissolution and liquidation of PVR, each Class B unit will initially be entitled to receive 100% of the amount distributed on each PVR common unit, but only after each PVR common unit has received an amount equal to its capital account, plus the minimum quarterly distribution for the quarter in which the liquidation occurs, plus any arrearages in the minimum quarterly distribution with respect to prior quarters. If, however, PVR’s unitholders do not approve the proposal to change the terms of the Class B units to make them convertible into PVR common units, then each Class B unit will be entitled upon liquidation to receive         % of the amount distributed in respect of each common unit of PVR on a pari passu basis with liquidating distributions on the PVR common units.

Issuance of Additional Securities

The PVR partnership agreement authorizes PVR to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by PVR’s general partner in its sole discretion without the approval of any limited partners. During the subordination period (described above in “—Subordinated Units and Class B Units—PVR Subordination Period”), however, except as set forth in the following paragraph, PVR may not issue equity securities ranking senior to the common units or an aggregate of more than 3,825,000 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding PVR common units and subordinated units, voting as separate classes. PVR may also issue an unlimited number of common units for acquisitions that PVR’s general partner determines would increase cash flow from operations per PVR unit on a pro forma basis.

It is possible that PVR will fund acquisitions through the issuance of additional limited partner units or other equity securities. Holders of any additional limited partner units issued by PVR will be entitled to share equally with the then-existing holders of limited partner units, GP units and other securities in PVR’s distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of limited partner units in PVR’s net assets.

In accordance with Delaware law and the provisions of the PVR partnership agreement, PVR may also issue additional partnership interests that, in the sole discretion of PVR’s general partner, have special voting rights to which the limited partner units are not entitled.

Amendment of the PVR Partnership Agreement

General

Amendments to the PVR partnership agreement may be proposed only by or with the consent of PVR’s general partner. To adopt a proposed amendment, other than the amendments discussed below, PVR’s general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved (i) during the PVR subordination period (as described above), by a majority of the common units, excluding those common units held by PVR’s general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; or (ii) after the subordination period, by a majority of the common units. These voting provisions are referred to in this “Material Provisions of the Partnership Agreement of Penn Virginia Resource Partners, L.P.” section as a “unit majority”.

Prohibited Amendments

Without the consent of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by PVR’s general partner and its affiliates), PVR’s partnership may not be amended to:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by PVR to its general partner or any of its affiliates without the consent PVR’s general partner, which may be given or withheld in its sole discretion;

•	change the term of the PVR partnership;

•	provide that PVR partnership is not dissolved upon an election to dissolve the partnership by PVR’s general partner that is approved by a unit majority; or

•	give any person the right to dissolve PVR partnership other than PVR’s general partner’s right to dissolve the PVR partnership with the approval of a unit majority.

No Unitholder Approval

PVR’s general partner may generally make amendments to the PVR partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in PVR’s name, the location of its principal place of business, the registered agent or registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with PVR’s partnership agreement;

•	a change that, in the sole discretion of PVR’s general partner, is necessary or advisable to qualify or continue PVR’s qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither PVR nor its operating company nor any of their subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	an amendment that is necessary, in the opinion of PVR’s counsel, to prevent PVR or its general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

•	subject to the limitations on the issuance of additional common units or other limited or general partner interests described above, an amendment that in the discretion of PVR’s general partner is necessary or advisable for the authorization of additional limited or general partner interests;

•	any amendment expressly permitted in PVR’s partnership agreement to be made by PVR’s general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of PVR’s partnership agreement;

•	any amendment that, in the discretion of PVR’s general partner, is necessary or advisable for the formation by PVR of, or PVR’s investment in, any corporation, partnership or other entity, as otherwise permitted by PVR’s partnership agreement;

•	a change in PVR’s fiscal year or taxable year and related changes; and

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, PVR’s general partner may make amendments to the PVR partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of PVR’s:

•	do not adversely affect the PVR limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or advisable to facilitate the trading of PVR limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the PVR limited partner interests are or will be listed for trading, compliance with any of which PVR’s general partner deems to be in the best interests of PVR and PVR’s limited partners;

•	are necessary or advisable for any action taken by PVR’s general partner relating to splits or combinations of units under the provisions of PVR’s partnership agreement; or

•	are required to effect the intent of the provisions of PVR’s partnership agreement or are otherwise contemplated by PVR’s partnership agreement.

Opinion of Counsel and Unitholder Approval

PVR’s general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners of PVR or result in PVR being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to PVR’s partnership agreement will become effective without the approval of holders of at least 90% of the units unless PVR obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in PVR’s partnership or cause PVR, PVR’s operating company or PVR’s subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding PVR units in relation to other classes of PVR units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

The PVR partnership agreement generally prohibits PVR’s general partner, without the prior approval of the holders of a unit majority, from causing PVR to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on PVR’s behalf the sale, exchange or other disposition of all or substantially all of PVR’s assets or the assets of its subsidiaries; provided that PVR’s general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of PVR’s assets without that approval. PVR’s general partner may also sell all or substantially all of PVR’s assets under a foreclosure or other realization upon the encumbrances above without that approval. Furthermore, provided that conditions specified in the partnership agreement are satisfied, PVR’s general partner may merge the partnership or any of its subsidiaries into, or convey some or all of their assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in PVR’s legal form into another limited liability entity. PVR unitholders are not entitled to dissenters’ rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of PVR’s assets or any other transaction or event.

Without the approval of a unit majority, PVR’s general partner is prohibited from consenting on PVR’s behalf to any amendment to the limited liability company agreement of PVR’s operating company or taking any action on PVR’s behalf permitted to be taken by a member of PVR’s operating company, in each case that would adversely affect PVR’s limited partners (or any particular class of PVR limited partners) in any material respect.

Termination and Dissolution

PVR will continue as a limited partnership until terminated under the PVR partnership. PVR will dissolve upon:

•	the election of PVR’s general partner to dissolve PVR, if approved by the holders of a unit majority;

•	the sale, exchange or other disposition of all or substantially all of the assets and properties of PVR and the subsidiaries;

•	the entry of a decree of judicial dissolution of PVR; or

•	the withdrawal or removal of PVR’s general partner or any other event that results in its ceasing to be PVR’s general partner other than by reason of a transfer of its general partner interest in accordance with PVR’s partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a majority of the outstanding PVR common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute PVR’s partnership and continue its business on the same terms and conditions described in PVR’s partnership agreement by forming a new limited partnership on terms identical to those in PVR’s partnership agreement and having as general partner an entity approved by a unit majority, subject to receipt by PVR of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any PVR limited partner; and

•	neither the partnership, the reconstituted limited partnership, nor the operating company would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon dissolution of PVR, unless we PVR is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up PVR’s affairs will, acting with all of the powers of PVR’s general partner that the liquidator deems necessary or desirable in its judgment, liquidate PVR’s assets and apply the proceeds of the liquidation as provided in “—Cash Distribution Policy—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of PVR’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to PVR’s partners.

Withdrawal or Removal of the General Partner

Except as described below, PVR’s general partner has agreed not to withdraw voluntarily as general partner of PVR prior to September 30, 2011 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2011, PVR’s general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of PVR’s partnership agreement. Notwithstanding the information above, PVR’s general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than PVR’s general partner and its affiliates. In addition, PVR’s partnership agreement permits PVR’s general partner in some instances to sell or otherwise transfer all of its general partner interests in PVR without the approval of the unitholders. See “—Transfer of General Partner Interest.”

Upon the withdrawal of PVR’s general partner under any circumstances, other than as a result of a transfer by PVR’s general partner of all or a part of its general partner interest in PVR, the holders of a majority of the outstanding PVR common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, PVR will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue the business of PVR and to appoint a successor general partner. See “—Termination and Dissolution.”

PVR’s general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding PVR units, including units held by PVR’s general partner and its affiliates, and PVR receives an opinion of counsel regarding limited liability and tax matters. Any removal of PVR’s general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

PVR’s partnership agreement also provides that if Penn Virginia Resource GP, LLC is removed as PVR’s general partner under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	PVR’s general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

In the event of removal of a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates PVR’s partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the above-described option is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, PVR will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner for PVR’s benefit.

Transfer of PVR’s General Partner Interests

Except for transfer by PVR’s general partner of all, but not less than all, of its general partner interest in PVR to:

•	an affiliate of PVR’s general partner (other than an individual); or

•	another entity as part of the merger or consolidation of PVR’s general partner with or into another entity or the transfer by PVR’s general partner of all or substantially all of its assets to another entity,

PVR’s general partner may not transfer all or any part of its general partner interest in PVR to another person prior to September 30, 2011 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by PVR’s general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of PVR’s general partner, agree to be bound by the provisions of the PVR partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters. PVR’s general partner and its affiliates may at any time, however, transfer units to one or more persons, other than PVR, without unitholder approval.

Transfer of Incentive Distribution Rights

PVR’s general partner or a later holder of the incentive distribution rights may transfer the incentive distribution rights to an affiliate of the holder (other than an individual) or to another entity as part of the merger or consolidation of such holder with or into such other entity or the transfer by such holder or its affiliates, of all or substantially all of its assets to another entity, without the prior approval of the unitholders; provided that the transferee agrees to be bound by the provisions of the PVR partnership agreement. Prior to September 30, 2011, other transfers of incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by the general partner or its affiliates. On or after September 30, 2011, the incentive distribution rights will be freely transferable.

Limited Call Right

If at any time persons other than PVR’s general partner and its affiliates do not own more than 20% of the then-issued and outstanding PVR limited partner interests of any class, PVR’s general partner will have the right, which it may assign in whole or in part to any of its affiliates or to PVR, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by PVR’s general partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•	the highest cash price paid by either of PVR’s general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which PVR’s general partner first mails notice of its election to purchase those limited partner interests; and

•	the current market price as of the date three days before the date the notice is mailed.

As a result of PVR’s general partner’s right to purchase outstanding PVR limited partner interests, a holder of PVR limited partner interests may have his limited partner interests purchased at an undesirable time or price. The tax consequences to a PVR unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market.

Indemnification

Under the PVR partnership agreement, in most circumstances, PVR will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	PVR’s general partner;

•	any departing general partner of PVR;

•	any person who is or was an affiliate of a general partner or any departing general partner of PVR;

•	any person who is or was a member, partner, officer, director, employee, agent or trustee of a general partner or any departing general partner of PVR or any affiliate of a general partner or any departing general partner of PVR; or

•	any person who is or was serving at the request of a general partner or any departing general partner of PVR or any affiliate of a general partner or any departing general partner of PVR as an officer, director, employee, member, partner, agent or trustee of another person.

Any indemnification under these provisions will only be out of PVR’s assets. PVR’s general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to PVR to enable PVR to effectuate indemnification. PVR is authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for PVR’s activities, regardless of whether PVR would have the power to indemnify the person against liabilities under the PVR partnership agreement.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, our general partner, the owner of our general partner (Penn Virginia Corporation) and the executive officers of our general partner will hold an aggregate of 29,954,843 common units. The sale of these common units could have an adverse impact on the price of our common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests and other equity securities without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Material Provisions of the Partnership Agreement of Penn Virginia GP Holdings, L.P.—Issuance of Additional Securities.”

The owner of our general partner may request that we register for resale under the Securities Act and applicable state securities laws any common units or other partnership securities that are held by such owner. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, the owner of our general partner may sell its common units in private transactions at any time, subject to compliance with applicable laws.

The owner of our general partner and its affiliates, including our general partner and the directors and executive officers of our general partner, have agreed not to sell any units they beneficially own for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

MATERIAL TAX CONSEQUENCES

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., tax counsel to our general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Penn Virginia GP Holdings, L.P.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the units and the prices at which units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of natural resources, including coal, timber, crude oil, natural gas and products thereof, including our allocable share of such income from PVR. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than             % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Moreover, no ruling has been or will be sought from the IRS and the IRS has made no determination as to PVR’s status for federal income tax purposes or whether its operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and the our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

•	Neither we, PVR, nor the operating partnerships of PVR will elect to be treated as a corporation; and

•	For each taxable year, more than 90% of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. Moreover, if PVR were taxable as a corporation in any taxable year, our share of PVR’s items of income, gain, loss and deduction would not be passed through to us and PVR would pay tax on its income at corporate rates. If we or PVR were taxable as corporations, losses recognized by PVR would not flow through to us or our losses would not flow through to our unitholders, as the case may be. In addition, any distribution made by us to a unitholder (or by PVR to us) would be treated as either taxable dividend income, to the extent of current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his units (or our tax basis in our aggregate interest in PVR), or taxable capital gain, after the unitholder’s tax basis in his units (or our tax basis in our aggregate interest in PVR) is reduced to zero. Accordingly, taxation of either us or PVR as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we and PVR will be classified as partnerships for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of us will be treated as partners in us for federal income tax purposes. The following will also be treated as partners of Penn Virginia GP Holdings, L.P.:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•	unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units.

As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under “—Disposition of Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2009, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than             % of the cash distributed with respect to that cumulative period. We anticipate that after the taxable year ending December 31, 2009, the ratio of taxable income to cash distributions to the unitholders will increase. This estimate is based upon the assumption that the current rate of distributions from PVR will approximate the amount required to make a quarterly distribution of $0.20 per common unit and other assumptions with respect to our operations, gross income, capital expenditures, cash flow, net working capital and anticipated cash distributions. Our ratio of taxable income to cash distributions will be much greater than the ratio applicable to the holders of limited partner units in PVR because our receipt of incentive distributions will cause more taxable income to be allocated to us from PVR. Further, if PVR is successful in increasing distributable cash flow over time, our income allocations from incentive distributions will increase and, therefore, our ratio of taxable income to cash distributions will further increase. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower than our estimate above, and any differences could be material and could materially affect the value of the units. For example, the percentage of distributions that will constitute taxable income to a purchaser of common units in this offering will be greater than estimated with respect to the period described above if:

•	PVR’s gross income from operations exceeds the amount required to make the minimum quarterly distribution on all PVR’s units, yet PVR only distributes the minimum quarterly distribution on all its units, or

•	PVR makes a future offering of common units and uses the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation, depletion or amortization for federal income tax purposes or that is depreciable, depletable or amortizable at a rate significantly slower than the rate applicable to PVR’s assets at the time of this offering.

Basis of Units

A unitholder’s initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. However, the application of the passive loss limitations to tiered publicly traded partnerships is uncertain. We will take the position that any passive losses we generate that are reasonably allocable to our investment in PVR will only be available to offset our passive income generated in the future that is reasonably allocable to our investment in PVR and will not be available to offset income from other passive activities or investments, including other investments in private businesses or investments we may make in other publicly traded partnerships. Moreover, because the passive loss limitations are applied separately with respect to each publicly traded partnership, any passive losses we generate will not be available to offset your income from other passive activities or investments, including your investments in other publicly traded partnerships, such as PVR, or salary or active business income. Further, your share of our net income may be offset by any suspended passive losses from your investment in us, but may not be offset by your current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party.

The IRS could take the position that for purposes of applying the passive loss limitation rules to tiered publicly traded partnerships, such as PVR and us, the related entities are treated as one publicly traded partnership. In that case, any passive losses we generate would be available to offset income from your investments in PVR. However, passive losses that are not deductible because they exceed a unitholder’s share of income we generate would not be deductible in full until a unitholder disposes of his entire investment in both us and PVR in a fully taxable transaction with an unrelated party.

The passive loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated to the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of this offering, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed

Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest effective United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we will adopt), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built–in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built–in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets or the tangible assets owned by PVR to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets and PVR’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the unitholders immediately prior to this offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we or PVR dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own or PVR owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Coal Income

Section 631 of the Internal Revenue Code provides special rules by which gains or losses on the sale of coal may be treated, in whole or in part, as gains or losses from the sale of property used in a trade or business under Section 1231 of the Internal Revenue Code. Specifically, Section 631(c) provides that if the owner of coal held for more than one year disposes of that coal under a contract by virtue of which the owner retains an economic interest in the coal, the gain or loss realized will be treated under Section 1231 of the Internal Revenue Code as gain or loss from property used in a trade or business. Section 1231 gains and losses may be treated as capital gains and losses. Please read “—Sales of Coal Reserves or Timberland.” In computing such gain or loss, the amount realized is reduced by the adjusted depletion basis in the coal, determined as described in “—Coal Segment Depletion.” For purposes of Section 631(c), the coal generally is deemed to be disposed of on the day on which the coal is mined. Further, Treasury Regulations promulgated under Section 631 provide that advance royalty payments may also be treated as proceeds from sales of coal to which Section 631 applies and, therefore, such payment may be treated as capital gain under Section 1231. However, if the right to mine the related coal expires or terminates under the contract that provides for the payment of advance royalty payments or such right is abandoned before the coal has been mined, we may, pursuant to the Treasury Regulations, file an amended return that reflects the payments attributable to unmined coal as ordinary income and not as received from the sale of coal under Section 631.

Our royalties from coal leases generally will be treated as proceeds from sales of coal to which Section 631 applies. Accordingly, the difference between the royalties paid to us by the lessees and the adjusted depletion basis in the extracted coal generally will be treated as gain from the sale of property used in a trade or business, which may be treated as capital gain under Section 1231. Please read “—Sales of Coal Reserves or Timberland.” Our royalties that do not qualify under Section 631(c) generally will be taxable as ordinary income in the year of sale.

Coal Depletion

In general, we are entitled to depletion deductions with respect to coal mined from the underlying mineral property. We generally are entitled to the greater of cost depletion limited to the basis of the property or percentage depletion. The percentage depletion rate for coal is 10%. If Section 631(c) applies to the disposition of the coal, however, we are not eligible for percentage depletion. Please read “—Coal Segment Income.”

Depletion deductions we claim generally will reduce the tax basis of the underlying mineral property. Depletion deductions can, however, exceed the total tax basis of the mineral property. The excess of our percentage depletion deductions over the adjusted tax basis of the property at the end of the taxable year is subject to tax preference treatment in computing the alternative minimum tax. Please read “—Tax Consequences of Unit Ownership—Alternative Minimum Tax.” In addition, a corporate unitholder’s allocable share of the amount allowable as a percentage depletion deduction for any property will be reduced by 20% of the excess, if any, of that partner’s allocable share of the amount of the percentage depletion deductions for the taxable year over the adjusted tax basis of the mineral property as of the close of the taxable year.

Timber Income

Section 631 of the Internal Revenue Code provides special rules by which gains or losses on the sale of timber may be treated, in whole or in part, as gains or losses from the sale of property used in a trade or business under Section 1231 of the Internal Revenue Code. Specifically, Section 631(b) provides that if the owner of timber (including a holder of a contract right to cut timber) held for more than one year disposes of that timber under any contract by virtue of which the owner retains an economic interest in the timber, the gain or loss realized will be treated under Section 1231 of the Internal Revenue Code as gain or loss from property used in a trade or business. Section 1231 gains and losses may be treated as capital gains and losses. Please read “—Sales of Coal Reserves or Timberland.” In computing such gain or loss, the amount realized is reduced by the adjusted basis in the timber, determined as described in “—Timber Depletion.” For purposes of Section 631(b), the timber generally is deemed to be disposed of on the day on which the timber is cut (which is generally deemed to be the date when, in the ordinary course of business, the quantity of the timber cut is first definitely determined).

Proceeds we receive from standing timber sales generally will be treated as sales of timber to which Section 631 applies. Accordingly, the difference between those proceeds and the adjusted basis in the timber sold generally will be treated as gain from the sale of property used in a trade or business, which may be treated as capital gain under Section 1231. Please read “—Sales of Coal Reserves and Timberland.” Gains from sale of timber by the Partnership that do not qualify under Section 631 generally will be taxable as ordinary income in the year of sale.

Timber Depletion

Timber is subject to cost depletion and is not subject to accelerated cost recovery, depreciation or percentage depletion. Timber depletion is determined with respect to each separate timber account (containing timber located in a timber “block”) and is equal to the product obtained by multiplying the units of timber cut by a fraction, the numerator of which is the aggregate adjusted basis of all timber included in such account and the denominator of which is the total number of timber units in such timber account. The depletion allowance so calculated represents the adjusted tax basis of such timber for purposes of determining gain or loss on disposition. The tax basis of timber in each timber account is reduced by the depletion allowance for such account.

Sales of Coal Reserves or Timberland

If any coal reserves or timberland are sold or otherwise disposed of in a taxable transaction, we will recognize gain or loss measured by the difference between the amount realized (including the amount of any indebtedness assumed by the purchaser upon such disposition or to which such property is subject) and the adjusted tax basis of the property sold. Generally, the character of any gain or loss recognized upon that disposition will depend upon whether our coal reserves or the particular tract of timberland sold are held by us:

•	for sale to customers in the ordinary course of business (i.e., we are a “dealer” with respect to that property),

•	for use in a trade or business within the meaning of Section 1231 of the Internal Revenue Code or

•	as a capital asset within the meaning of Section 1221 of the Internal Revenue Code.

In determining dealer status with respect to coal reserves, timberland and other types of real estate, the courts have identified a number of factors for distinguishing between a particular property held for sale in the ordinary course of business and one held for investment. Any determination must be based on all the facts and circumstances surrounding the particular property and sale in question.

We intend to hold our coal reserves and timberland for the purposes of generating cash flow from coal royalties and periodic harvesting and sale of timber and achieving long-term capital appreciation. Although our general partner may consider strategic sales of coal reserves and timberland consistent with achieving long-term capital appreciation, our general partner does not anticipate frequent sales, nor significant marketing, improvement or subdivision activity in connection with any strategic sales. In light of the factual nature of this question, however, there is no assurance that our purposes for holding our properties will not change and that our future activities will not cause us to be a “dealer” in coal reserves or timberland.

If we are not a dealer with respect to our coal reserves or our timberland and we have held the disposed property for more than a one year period primarily for use in our trade or business, the character of any gain or loss realized from a disposition of the property will be determined under Section 1231 of the Internal Revenue Code. If we have not held the property for more than one year at the time of the sale, gain or loss from the sale will be taxable as ordinary income.

A unitholder’s distributive share of any Section 1231 gain or loss generated by us will be aggregated with any other gains and losses realized by that unitholder from the disposition of property used in the trade or business, as defined in Section 1231(b) of the Internal Revenue Code, and from the involuntary conversion of such properties and of capital assets held in connection with a trade or business or a transaction entered into for profit for the requisite holding period. If a net gain results, all such gains and losses will be long-term capital gains and losses; if a net loss results, all such gains and losses will be ordinary income and losses. Net Section 1231 gains will be treated as ordinary income to the extent of prior net Section 1231 losses of the taxpayer or predecessor taxpayer for the five most recent prior taxable years to the extent such losses have not previously been offset against Section 1231 gains. Losses are deemed recaptured in the chronological order in which they arose.

If we are not a dealer with respect to our coal reserves or a particular tract of timberland, and that property is not used in a trade or business, the property will be a “capital asset” within the meaning of Section 1221 of the Internal Revenue Code. Gain or loss recognized from the disposition of that property will be taxable as capital gain or loss, and the character of such capital gain or loss as long-term or short-term will be based upon our holding period in such property at the time of its sale. The requisite holding period for long-term capital gain is more than one year.

Upon a disposition of coal reserves or timberland, a portion of the gain, if any, equal to the lesser of (i) the depletion deductions that reduced the tax basis of the disposed mineral property plus deductible development and mining exploration expenses, or (ii) the amount of gain recognized on the disposition, will be treated as ordinary income to us.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets and PVR’s assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder’s tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder’s tax basis in that unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own or PVR owns. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination could result in an increase in the amount of taxable income to be allocated to our unitholders if our termination results in a termination of PVR. Although the amount of increase cannot be estimated because it depends upon numerous factors including the time of the termination, the amount could be material. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. A termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, we would be treated as a new partnership for tax purposes.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent the gain is effectively connected with a United States trade or business of the foreign unitholder and attributable to appreciated personal property. Moreover, a foreign unitholder is subject to federal income tax on gain realized on the sale or disposition of a unit to the extent that such gain is attributable to appreciated United States real property interests; however, a foreign unitholder will not be subject to federal income tax under this rule unless such foreign unitholder has owned more than 5% in value of our units during the five-year period ending on the date of the sale or disposition, provided the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names the general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

(1)	a person that is not a United States person;

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(3)	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority;” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders for a given year might result in an “understatement” of income for which no “substantial authority” exists, we will disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we or PVR do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We or PVR will initially own property or may be deemed to do business in the following states: Kentucky, New Mexico, Oklahoma, Texas, Virginia and West Virginia. Each of those states, except Texas, currently impose a personal income tax. We or PVR may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many other jurisdictions in which we may do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

An investment in our units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(l)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income (please read “Material Tax Consequences—Tax-Exempt Organizations and Other Investors”) by the plan and, if so, the potential after-tax investment return.

In addition, the person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our units is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan. Therefore, a fiduciary of an employee benefit plan or an IRA accountholder that is considering an investment in our units should consider whether the entity’s purchase or ownership of such units would or could result in the occurrence of such a prohibited transaction.

In addition to considering whether the purchase of units is or could result in a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our units, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including fiduciary standard and its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

•	the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

•	the entity is an “operating company;” i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

•	there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above.

Plan fiduciaries contemplating a purchase of units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Lehman Brothers Inc. and UBS Securities LLC are acting as the representatives of the underwriters and as joint book-running managers of this offering. Under the terms of an Underwriting Agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Lehman Brothers Inc.
UBS Securities LLC

Total	6,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units from us as described below), if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there has been no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial public offering price and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $             per common unit. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us are estimated to be approximately $             million (excluding underwriting discounts and commissions,). The estimated $             million of expenses excludes the structuring fee. We will pay structuring fees equal to an aggregate of $             or ($             if the underwriters exercise their option to purchase additional common units in full) to Lehman Brothers Inc. and UBS Securities LLC for evaluation, analysis and structuring of our partnership. In no event will the maximum amount of compensation to be paid to NASD members in connection with this offering exceed 10% plus 0.5% for bona fide due diligence.

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 900,000 common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 6,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, our affiliates that own common units, and the directors and executive officers of our general partner have agreed that, without the prior written consent of each of Lehman Brothers Inc. and UBS Securities LLC, we and they will not, subject to some exceptions, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by such person in accordance with the rules and regulations of the Securities and Exchange Commission and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we or PVR issue an earnings release or material news or a material event relating to us or PVR; or

•	prior to the expiration of the 180-day restricted period, we or PVR announce that we or PVR will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event.

The representatives, in their sole discretion, may release the common units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release common units from lock-up agreements, the representatives will consider, among other factors, the unitholders’ reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

•	the history and prospects for the industry in which we compete,

•	our financial information,

•	the ability of our management and our business potential and earning prospects,

•	the prevailing securities markets at the time of this offering, and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have reserved for sale at the initial public offering price up to                      common units offered hereby for officers, directors, employees and certain other persons associated with us. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units from us. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units from us. The underwriters may close out any short position by either exercising their option to purchase additional common units from us and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units from us. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing

We intend to apply to list our common units on the NYSE under the symbol “PVG.” The underwriters have undertaken to sell the common units in this offering in round lots of 100 or more units to a minimum of 2,000 beneficial owners in order to meet the NYSE distribution requirement.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships/NASD Conduct Rules

Certain of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for Penn Virginia Corporation and/or PVR for which they have received customary fees and expenses. The underwriters and their affiliates may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

Because the NASD views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts, L.L.P., Houston, Texas.

EXPERTS

The combined financial statements of Penn Virginia Resource GP, LLC and subsidiaries as of December 31, 2005, and 2004 and for each of the years in the three-year period ended December 31, 2005, the consolidated balance sheets of Penn Virginia Resource GP, Corp. as of December 31, 2005 and 2004, the balance sheet of Penn Virginia GP Holdings, L. P. as of July 10, 2006, and the consolidated financial statements of Cantera Natural Gas, LLC - Mid Continent Division as of December 31, 2004 and 2003 and for the years then ended have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The Penn Virginia Resource GP, LLC and subsidiaries audit report covering the December 31, 2003 financial statements refer to a change to the method of accounting for asset retirement obligations effective January 1, 2003.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 regarding the common units offered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits filed under the Securities Act of 1933. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the Securities and Exchange Commission’s web site on the Internet at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on public reference rooms. We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

Index to Financial Statements

Penn Virginia GP Holdings, L.P.
Unaudited Pro Forma Combined Financial Statements:
Introduction	F-2
Unaudited Pro Forma Combined Balance Sheet as of March 31, 2006	F-3
Unaudited Pro Forma Combined Statement of Income for the Year Ended December 31, 2005	F-4
Unaudited Pro Forma Combined Statement of Income for the Three Months Ended March 31, 2006	F-5
Notes to Unaudited Pro Forma Combined Financial Statements	F-6

Penn Virginia GP Holdings, L.P.
Audited Balance Sheet:
Report of Independent Registered Public Accounting Firm	F-7
Balance Sheet as of July 10, 2006	F-8
Note to Balance Sheet	F-9

Penn Virginia Resource GP, LLC
Audited Combined Financial Statements:
Report of Independent Registered Public Accounting Firm	F-10
Combined Statements of Income for the Years Ended December 31, 2003, 2004 and 2005, and for the Three Months Ended March 31, 2005 and 2006 (unaudited)	F-11
Combined Balance Sheets at December 31, 2004 and 2005, and at March 31, 2006 (unaudited)	F-12
Combined Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005, and for the Three Months Ended March 31, 2006 (unaudited)	F-13
Combined Statements of Members’ Equity and Comprehensive Income for the Years Ended December 31, 2003, 2004 and 2005, and the Three Months Ended March 31, 2006 (unaudited)	F-14
Notes to Combined Financial Statements	F-15

Penn Virginia Resource GP Corp.
Audited Balance Sheets:
Report of Independent Registered Public Accounting Firm	F-39
Consolidated Balance Sheets at December 31, 2005 and 2004	F-40
Notes to Consolidated Balance Sheets	F-41

Cantera Natural Gas, LLC—Mid Continent Division
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-45
Consolidated Balance Sheets as of December 31, 2004 and 2003	F-46
Consolidated Statements of Operations for the Year Ended December 31, 2004 and the Period from June 25, 2003 (inception) through December 31, 2003	F-47
Consolidated Statements of Divisional Equity for the Year Ended December 31, 2004 and the Period from June 25, 2003 (inception) through December 31, 2003	F-48
Consolidated Statements of Cash Flows for the Year Ended December 31, 2004 and the Period from June 25, 2003 (inception) through December 31, 2003	F-49
Notes to Consolidated Financial Statements	F-50

PENN VIRGINIA GP HOLDINGS, L.P.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Introduction

Unless the context requires otherwise, for purposes of this pro forma presentation, references to “we,” “our,” “us” or “PVG” are intended to mean the combined business and operations of Penn Virginia GP Holdings, L.P. References to “Penn Virginia Resource Partners” or “PVR” are intended to mean the consolidated business and operations of Penn Virginia Resource Partners, L.P. References to “Penn Virginia Resource GP” refer to Penn Virginia Resource GP, LLC, the general partner of Penn Virginia Resource Partners.

These unaudited pro forma combined financial statements give effect to significant transactions and events that affect PVG, including:

•	the sale of 6,000,000 common units in this offering and the application of the proceeds from this offering to purchase 3,886,875 Class B units of PVR and make a capital contribution to PVR to maintain PVG’s 2.0% general partner interest;

•	the issuance of 29,954,843 of our common units to Penn Virginia Corporation and its affiliates in exchange for 7,475,414 common units and 7,649,880 subordinated units of PVR and all of the membership interests of Penn Virginia Resource GP (the owner of PVR’s 2.0% general partner interest and incentive distribution rights);

•	the use of the funds received by PVR from us to repay amounts outstanding under its credit facility; and

•	the acquisition of PVR’s midstream business and the related debt financing and common unit offering by PVR that occurred in March 2005.

The unaudited pro forma combined statements of income for the year ended December 31, 2005 and the three months ended March 31, 2006 assume the pro forma transactions noted herein occurred on January 1, 2005 (to the extent not already reflected in the historical combined statements of income of each entity). The unaudited pro forma combined balance sheet shows the financial effects of the pro forma transactions noted herein as if they had occurred on March 31, 2006 (to the extent not already recorded in the historical balance sheet of PVG).

PVG was formed in June 2006, and thus it does not have any historical financial statements for 2005. As a result of being under common control with Penn Virginia Resource GP, PVG’s unaudited pro forma combined financial information reflects the unaudited pro forma combined financial information of Penn Virginia Resource GP. Likewise, PVR’s financial information is combined with Penn Virginia Resource GP due to the fact that Penn Virginia Resource GP controls PVR. The unaudited pro forma combined financial statements of PVG reflect the elimination of all material intercompany accounts and transactions.

Dollar amounts presented in the tabular data with these unaudited pro forma combined financial statements and footnotes (except per unit amounts) are stated in thousands of dollars, unless otherwise indicated.

The unaudited pro forma combined financial statements and related pro forma information are based on assumptions that PVG believes are reasonable under the circumstances and are intended for informational purposes only. They are not necessarily indicative of the financial results that would have occurred if the transactions described herein had taken place on the dates indicated, nor are they indicative of the future consolidated results of the combined company.

The unaudited pro forma combined financial statements of PVG should be read in conjunction with, and are qualified in their entirety by reference to, the notes accompanying such unaudited pro forma combined financial statements and the historical financial statements and related notes included in this prospectus.

PENN VIRGINIA GP HOLDINGS, L.P.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

March 31, 2006

(in thousands)

	Penn Virginia Resource GP, LLC Historical	Offering Adjustments			Penn Virginia GP Holdings, L.P. Pro Forma
ASSETS:
Current assets:
Cash and cash equivalents	$9,110		$110,300	(2)	$9,110
			(110,300	)(3)
Accounts receivable	67,896				67,896
Derivative assets	3,783				3,783
Other current assets	2,946				2,946

Total current assets	83,735		—		83,735

Property, plant and equipment	542,533				542,533
Less: Accumulated depreciation, depletion and amortization	(83,783)				(83,783)

Net property, plant and equipment	458,750		—		458,750
Equity investments	27,002				27,002
Goodwill	7,718				7,718
Intangibles, net	36,785				36,785
Derivative assets	6,690				6,690
Other long-term assets	6,799		(1,264	)(1)	5,535

Total assets	$627,479		$(1,264)		$626,215

LIABILITIES AND PARTNERS’ CAPITAL:
Current liabilities:
Accounts payable	$43,613	$			$43,613
Accrued liabilities	5,327				5,327
Current portion of long-term debt	9,814				9,814
Deferred income	6,732				6,732
Derivative liabilities	16,515				16,515

Total current liabilities	82,001		—		82,001
Deferred income	8,324				8,324
Other liabilities	4,510				4,510
Derivative liabilities	11,889				11,889
Long-term debt	241,888		(110,300	)(3)	131,588

Minority interest	322,539		5,166	(4)	327,705

Partners’ capital:
Partners’ capital	(33,643)		(1,264	)(1)	70,227
			110,300	(2)
			(5,166	)(4)
Accumulated other comprehensive income—derivatives	(6,697)				(6,697)
Unearned compensation	(3,332)				(3,332)

Total partners’ capital	(43,672)		103,870		60,198

Total liabilities and partners’ capital	$627,479		$(1,264)		$626,215

See accompanying notes to pro forma combined financial statements.

PENN VIRGINIA GP HOLDINGS, L.P.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2005

(in thousands, except per unit amount)

	Penn Virginia Resource GP, LLC Historical	Pro Forma Adjustments		Offering Adjustments			Penn Virginia GP Holdings, L.P. Pro Forma
Revenues:
Natural gas midstream revenues	$348,657	$72,442	(5)	$			$421,099
Coal royalties	82,725						82,725
Coal services	5,230						5,230
Other	9,736	25	(5)				9,761

Total revenues	446,348	72,467					518,815

Expenses:
Cost of gas purchased	303,912	66,582	(5)				370,494
Operating expense	15,102	2,094	(5)				17,196
Taxes other than income	2,397						2,397
General and administrative	16,219	333	(5)				16,552
Depreciation and depletion	30,628	2,467	(5)				33,095

Total operating costs and expenses	368,258	71,476					439,734

Operating income	78,090	991					79,081

Other income (expense)
Interest expense	(14,057)	(633	)(5)		5,713	(6)	(8,977)
Interest income	1,149						1,149
Derivative losses	(14,024)						(14,024)

Income from operations before minority interest	51,158	358			5,713		57,229
Minority interest	(30,389)	(213	)(7)		(3,394	)(7)	(31,447)
					(272	)(8)
					2,821	(9)

Net income	$20,769	$145			$4,868		$25,782

Basic and diluted earnings per unit:
Number of limited partner units used in denominator					35,955	(2)	35,955

Basic and diluted net income per limited partner unit							$0.72

See accompanying notes to pro forma combined financial statements.

PENN VIRGINIA GP HOLDINGS, L.P.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the Three Months Ended March 31, 2006

(in thousands, except per unit amount)

	Penn Virginia Resource GP, LLC Historical	Offering Adjustments			Penn Virginia GP Holdings, L.P. Pro Forma
Revenues:
Natural gas midstream revenues	$109,181	$			$109,181
Coal royalties	22,422				22,422
Coal services	1,426				1,426
Other	2,135				2,135

Total revenues	135,164				135,164

Expenses:
Cost of gas purchased	98,651				98,651
Operating expense	3,478				3,478
Taxes other than income	698				698
General and administrative	5,270				5,270
Depreciation and depletion	8,821				8,821

Total operating costs and expenses	116,918				116,918

Operating income	18,246				18,246

Interest expense	(4,067)		1,577	(6)	(2,490)
Interest income	294				294
Derivative losses	(6,133)				(6,133)

Income from operations before minority interest	8,340		1,577		9,917
Minority interest	(4,889)		(924	)(7)	(5,410)
			(75	)(8)
			478	(9)

Net income	$3,451		$1,056		$4,507

Basic and diluted earnings per unit:
Number of limited partner units used in denominator			35,955	(2)	35,955

Basic and diluted net income per limited partner unit					$0.13

See accompanying notes to pro forma combined financial statements.

PENN VIRGINIA GP HOLDINGS, L.P.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

These unaudited pro forma combined financial statements and underlying pro forma adjustments are based upon information currently available and certain estimates and assumptions made by the management of PVG; therefore, actual results could materially differ from the pro forma information. However, PVG believes the assumptions provide a reasonable basis for presenting the significant effects of the transactions noted herein. PVG believes the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma information.

Pro Forma Adjustments

The pro forma adjustments made to the combined historical financial statements of Penn Virginia Resource GP, LLC, historical, are described as follows:

(1)	Represents the forgiveness of $1.3 million of PVG’s net accounts receivable from Penn Virginia Corporation.

(2)	Reflects the proceeds to PVG of $110.3 million from the issuance and sale of 6,000,000 common units in this offering at an assumed initial public offering price of $20.00 per unit, after deducting assumed underwriting discounts and commissions of $7.8 million and estimated offering expenses of $1.9 million.

(3)	Reflects the use of $108.1 million of these proceeds to purchase 3.9 million PVR Class B units at an assumed price of $27.81 per unit and the use of $2.2 million of these proceeds to contribute to PVR in order to maintain PVG’s 2.0% general partner interest in PVR and the use by PVR of the proceeds from the sale of its Class B units and the capital contribution by PVG to repay $110.3 million under PVR’s revolving credit facility.

(4)	Reflects the distribution of 313,754 PVR common units to Penn Virginia Resource LP Corp., an affiliated entity, for awards under PVG’s long-term incentive plan.

(5)	Reflects the results of the PVR’s midstream operations as if the acquisition of the natural gas midstream business from Cantera Natural Gas LLC had been effective as of January 1, 2005.

(6)	Reflects the reduction of interest expense due to the repayment of approximately $110.3 million on PVR’s revolving credit facility with proceeds from this offering. Assumes an average interest rate of 5.3%.

(7)	Reflects the effect on minority interest on the pro forma and offering adjustments.

(8)	Reflects effect on minority interest as if the distribution of 313,754 PVR common units to Penn Virginia Resource LP Corp. for awards under PVG’s long-term incentive plan had been effective as of January 1, 2005.

(9)	Reflects the effect on minority interest for PVG’s purchase of PVR Class B units.

PVG estimates that it will incur incremental general and administrative expenses of approximately $2.0 million annually as a result of being a publicly traded limited partnership, such as costs associated with tax return preparation, annual and quarterly report preparation and distribution to unit holders, accounting support services, investor relations, and registrar and transfer agent fees. The pro forma financial statements do not reflect any adjustment for these incremental general and administrative expenses.

PENN VIRGINIA GP HOLDINGS, L.P.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Penn Virginia Resource GP Corp. as general partner of

Penn Virginia GP Holdings, L.P.:

We have audited the accompanying balance sheet of Penn Virginia GP Holdings, L.P. (the “Partnership”) as of July 10, 2006. This financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material aspects, the financial position of Penn Virginia G.P. Holdings, L.P. as of July 10, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Houston, Texas

July 10, 2006

PENN VIRGINIA GP HOLDINGS, L.P.

BALANCE SHEET

July 10, 2006

ASSETS
Cash	$1,000

LIABILITIES AND PARTNERS’ EQUITY
Partners’ equity	$1,000

See accompanying note to balance sheet.

PENN VIRGINIA GP HOLDINGS, L.P.

NOTE TO BALANCE SHEET

July 10, 2006

Nature of Operations

Penn Virginia GP Holdings, L.P. (the “Partnership”) is a Delaware limited partnership formed on June 14, 2006 to become the sole member of Penn Virginia Resource GP, LLC, which is the general partner of Penn Virginia Resource Partners, L.P. (“PVR”), a publicly traded limited partnership. The Partnership’s general partner is Penn Virginia Resource GP Corp.

The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering and to concurrently issue common units representing limited partner interests, to Penn Virginia Corporation and its affiliates, as well as a non-economic general partner interest in the Partnership to Penn Virginia Resource GP Corp.

Penn Virginia Corporation on behalf of Penn Virginia Resource GP Corp., as general partner, contributed $100, and on behalf of an affiliate contributed $900 to the Partnership on July 10, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Penn Virginia Corporation:

We have audited the accompanying combined balance sheets of Penn Virginia Resource GP, LLC and subsidiaries (collectively “the Company”) as of December 31, 2005 and 2004, and the related combined statements of income, members’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Penn Virginia Resource GP, LLC and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the combined financial statements, effective January 1, 2003, the Company changed its method of accounting for asset retirement obligations.

KPMG LLP

Houston, Texas

July 7, 2006

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

COMBINED STATEMENTS OF INCOME

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)
Revenues
Natural gas midstream	$—	$—	$348,657	$26,278	$109,181
Coal royalties	50,312	69,643	82,725	18,053	22,422
Coal services	2,111	3,787	5,230	1,270	1,426
Other	3,219	2,200	9,736	589	2,135

Total revenues	55,642	75,630	446,348	46,190	135,164

Expenses
Cost of midstream gas purchased	—	—	303,912	21,837	98,651
Operating	4,235	7,224	15,102	1,827	3,478
Taxes other than income	1,256	948	2,397	382	698
General and administrative	7,013	8,307	16,219	2,765	5,270
Depreciation, depletion and amortization	16,578	18,632	30,628	5,079	8,821

Total operating costs and expenses	29,082	35,111	368,258	31,890	116,918

Operating income	26,560	40,519	78,090	14,300	18,246

Other income (expense)
Interest expense	(4,986)	(7,267)	(14,057)	(3,114)	(4,067)
Interest income	1,223	1,063	1,149	279	294
Derivative losses	—	—	(14,024)	(13,936)	(6,133)

Income from operations before minority interest and cumulative effect of change in accounting principle	22,797	34,315	51,158	(2,471)	8,340
Minority interest	(12,510)	(19,026)	(30,389)	1,656	(4,889)

Income from operations before cumulative effect of change in accounting principle	10,287	15,289	20,769	(815)	3,451
Cumulative effect of change in accounting principle	(107)	—	—	—	—

Net income	$10,180	$15,289	$20,769	$(815)	$3,451

See accompanying notes to combined financial statements.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

COMBINED BALANCE SHEETS

(in thousands)

	December 31,		March 31, 2006
	2004	2005
			(Unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	$20,945	$23,150	$9,110
Accounts receivable	8,670	76,408	67,896
Derivative assets	—	10,235	3,783
Other current assets	964	3,145	2,946

Total current assets	30,579	112,938	83,735

Property, plant and equipment	271,546	535,040	542,533
Accumulated depreciation, depletion and amortization	(49,931)	(76,258)	(83,783)

Net property, plant and equipment	221,615	458,782	458,750

Equity investments	27,881	26,672	27,002
Goodwill	—	7,718	7,718
Intangibles, net	—	38,051	36,785
Derivative assets	—	8,536	6,690
Other long-term assets	5,395	7,250	6,799

Total assets	$285,470	$659,947	$627,479

LIABILITIES AND PARTNERS’ CAPITAL:
Current liabilities:
Accounts payable	$139	$55,617	$43,613
Accrued liabilities	3,990	11,325	5,327
Current portion of long-term debt	4,800	8,108	9,814
Deferred income	1,207	5,073	6,732
Derivative liabilities	—	20,700	16,515

Total current liabilities	10,136	100,823	82,001
Deferred income	8,726	10,194	8,324
Other liabilities	2,146	4,364	4,510
Derivative liabilities	774	11,246	11,889
Long-term debt	112,926	246,846	241,888

Commitments and contingencies (Note 15)

Minority interest in PVR	189,284	326,310	322,539

Members’ equity:
Members’ equity	(37,648)	(33,645)	(33,643)
Accumulated other comprehensive loss	—	(4,891)	(6,697)
Unearned compensation	(874)	(1,300)	(3,332)

Members’ equity	(38,522)	(39,836)	(43,672)

Total liabilities and members’ equity	$285,470	$659,947	$627,479

See accompanying notes to combined financial statements.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)
Cash flows from operating activities
Net income	$10,180	$15,289	$20,769	$(815)	$3,451
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	16,578	18,632	30,628	5,079	8,821
Derivative losses	—	—	14,024	13,936	6,133
Minority interest	12,510	19,023	30,389	(1,656)	4,889
Noncash interest expense	520	1,678	1,735	1,225	191
Equity earnings, net of distributions	—	561	1,269	(298)	(330)
Cumulative effect of change in accounting principle	107	—	—	—	—
Other	272	(495)	2,468	(1,165)	309
Changes in operating assets and liabilities:
Accounts receivable	(2,496)	(1,759)	(27,326)	(5,798)	8,927
Other current assets	15	(24)	1,532	141	200
Accounts payable	1,290	(401)	16,398	2,216	(10,932)
Accrued liabilities	795	(215)	6,981	(1,040)	(5,999)
Deferred income	2,321	2,295	2,063	862	(211)
Derivative assets and liabilities	—	—	(6,588)	—	(3,183)
Other assets and liabilities	(1,322)	(732)	108	1,099	7

Net cash provided by operating activities	40,770	53,852	94,450	13,786	12,273

Cash flows from investing activities
Acquisitions, net of cash acquired	(1,361)	(28,675)	(290,938)	(204,984)	(3,069)
Additions to property, plant and equipment	(3,930)	(855)	(12,735)	(289)	(5,496)
Other	580	1,104	52	52	—

Net cash used in investing activities	(4,711)	(28,426)	(303,621)	(205,221)	(8,565)

Cash flows from financing activities
Payments for debt issuance costs	(2,142)	(1,234)	(2,385)	(2,039)	—
Proceeds from borrowings	90,030	28,500	288,800	211,800	—
Repayments of borrowings	(88,434)	(2,500)	(151,600)	(131,500)	(3,300)
Proceeds from issuance of PVR common units	—	—	129,026	125,185	—
Distributions to minority interest holders of PVR	(19,790)	(21,764)	(30,571)	(5,761)	(9,102)
Distributions to affiliates	(16,168)	(16,643)	(21,894)	(4,407)	(5,346)

Net cash provided by (used in) financing activities	(36,504)	(13,641)	211,376	193,278	(17,748)

Net increase (decrease) in cash and cash equivalents	(445)	11,785	2,205	1,843	(14,040)
Cash and cash equivalents—beginning of period	9,605	9,160	20,945	20,945	23,150

Cash and cash equivalents—end of period	$9,160	$20,945	$23,150	$22,788	$9,110

Supplemental disclosures
Cash paid for interest	$3,248	$5,472	$12,138	$3,105	$5,352

Noncash investing and financing activities
Issuance of PVR units for acquisitions	$4,969	$1,060	$10,415	$—	$—
Assumption of liabilities in acquisitions	$198	$—	$3,981	$—	$—

See accompanying notes to combined financial statements.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

COMBINED STATEMENTS OF MEMBERS’ EQUITY AND COMPREHENSIVE INCOME

(in thousands)

	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Total	Comprehensive Income (Loss)
Balance at December 31, 2002	$(30,042)	$—	$(664)	$(30,706)
Distributions to affiliates	(16,168)	—	—	(16,168)
PVR units held for compensation, net	262	—	(71)	191
Net income	10,180	—	—	10,180	$10,180

Balance at December 31, 2003	(35,768)	—	(735)	(36,503)	$10,180

Distributions to affiliates	(16,643)	—	—	(16,643)
PVR units held for compensation, net	(526)	—	(139)	(665)
Net income	15,289	—	—	15,289	$15,289

Balance at December 31, 2004	(37,648)	—	(874)	(38,522)	$15,289

Capital contributions	3,222	—	—	3,222
Distributions to affiliates	(22,545)	—	—	(22,545)
PVR units held for compensation, net	2,557	—	(426)	2,131
Net income	20,769	—	—	20,769	$20,769
Other comprehensive loss	—	(4,891)	—	(4,891)	(4,891)

Balance at December 31, 2005	(33,645)	(4,891)	(1,300)	(39,836)	$15,878

Distributions to affiliates (Unaudited)	(5,347)	—	—	(5,347)
PVR units held for compensation, net (Unaudited)	1,898	—	(2,032)	(134)
Net income (Unaudited)	3,451	—	—	3,451	$3,451
Other comprehensive loss (Unaudited)	—	(1,806)	—	(1,806)	(1,806)

Balance at March 31, 2006 (Unaudited)	$(33,643)	$(6,697)	$(3,332)	$(43,672)	$1,645

See accompanying notes to combined financial statements.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	Organization

Penn Virginia Resource GP, LLC, is a Delaware limited liability company formed on July 9, 2001 to become the general partner of Penn Virginia Resource Partners, L.P. Our primary business purpose is to manage the affairs and operations of Penn Virginia Resource Partners, L.P. and its subsidiaries (collectively, the “Partnership” or “PVR”). We are an indirectly wholly owned subsidiary of Penn Virginia Corporation (the “Corporation” or “PVA”). Due to our role as general partner of PVR, the financial results of the Partnership are included in our combined financial statements. However, PVR functions with a capital structure that is independent of PVA, consisting of its own debt instruments and publicly traded common units (see Note 2). Unless the context requires otherwise, references to the “Company,” “we,” “us” or “our” within these notes shall mean Penn Virginia Resource GP, LLC, and its subsidiaries, which include the Partnership and its subsidiaries.

In addition to our ownership of the general partner interest and approximately one percent of the limited partnership units of PVR, Penn Virginia Resource LP Corporation and Kanawha Rail Corporation, both wholly owned subsidiaries of PVA, own approximately 36% of the limited partnership units of PVR. The combined 37% ownership is reflected in these financial statements.

2.	Penn Virginia Resource Partners, L.P.

Penn Virginia Resource Partners, L.P. is a Delaware limited partnership formed by Penn Virginia Corporation in July 2001 primarily to engage in the business of managing coal properties in the United States. The Partnership completed an initial public offering (the “IPO”) in October 2001. Effective with the closing of the IPO, we received common and subordinated units and a two percent general partnership interest in the ownership of the Partnership.

The common units have preferences over the subordinated units with respect to cash distributions; accordingly, we accounted for the sale of the Partnership IPO units as a sale of a minority interest. At the time of the IPO, we computed a gain of $25.6 million under SEC Staff Accounting Bulletin Topic 5-H, Accounting for Sales of Stock by a Subsidiary, which is included in minority interest. At the time when all of PVR’s subordinated units convert to common units, we will recognize the gain calculated at the time of the IPO in members’ equity. In November 2004, 25% of the subordinated units converted to common units, and another 25% converted in November 2005, as the Partnership met certain requirements to qualify for early conversion.

In March 2005, PVR issued 2.5 million common units in a public offering, which constitutes a sale of a minority interest from our perspective. PVR also issued common units in connection with an acquisition in 2005 (see Note 4). We will recognize an additional gain resulting from the March 2005 public offering and issuance of units in the acquisition when the final tranche of subordinated units converts to common units. At that time, the gain will be reclassified from minority interest to members’ equity.

PVR conducts operations in two business segments: coal and natural gas midstream.

In the coal segment, PVR does not operate any mines. Instead, PVR enters into leases with various third-party operators which give those operators the right to mine coal reserves on PVR’s land in exchange for royalty payments. PVR also provides fee-based infrastructure facilities to some of its lessees and third parties to generate coal services revenues. These facilities include coal loading facilities, preparation plants and coal handling facilities located at end-user industrial plants. PVR also sells timber growing on its land.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

PVR purchased its midstream business on March 3, 2005, through the acquisition of Cantera Gas Resources, LLC (see Note 4). As a result of this acquisition, PVR owns and operates a significant set of midstream assets. The midstream business derives revenues primarily from gas processing contracts with natural gas producers and from fees charged for gathering natural gas volumes and providing other related services.

We manage the operations and activities of the Partnership. Most of the Partnership’s personnel are employees of the Company. We are liable for all of the Partnership’s debts (to the extent not paid from the Partnership’s assets), except for indebtedness or other obligations that are made specifically non-recourse to us.

We do not receive any management fee or other compensation for the management of the Partnership. We and our affiliates are reimbursed for expenses incurred on the Partnership’s behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to the Partnership and all other expenses necessary or appropriate to conduct the business of, and allocable to, the Partnership. The partnership agreement provides that we, as the general partner, will determine the expenses that are allocable to the Partnership in any reasonable manner determined by us in our sole discretion.

We have not included earnings per share as we do not have outstanding shares, rather our partnership interests are based on ownership percentages.

PVR makes quarterly cash distributions of its available cash, generally defined as all of PVR’s cash and cash equivalents on hand at the end of each quarter less cash reserves established by the general partner at its sole discretion. According to PVR’s partnership agreement, we, as the general partner, receive incremental incentive cash distributions if cash distributions exceed certain target thresholds as follows:

	PVR Unitholders	General Partner
Quarterly cash distribution per unit:
First target—up to $0.275 per unit	98%	2%
Second target—above $0.275 per unit up to $0.325 per unit	85%	15%
Third target—above $0.325 per unit up to $0.375 per unit	75%	25%
Thereafter—above $0.375 per unit	50%	50%

The following table reflects the allocation of total cash distributions paid by PVR during each period indicated (in thousands, except per unit information):

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)
Limited partner units	$35,958	$38,403	$50,018	$10,168	$14,576
General partner interest (2%)	750	788	1,021	203	297
Incentive distribution rights	—	—	910	40	651

Total cash distributions paid	$36,708	$39,191	$51,949	$10,411	$15,524

Total cash distributions paid per unit	$1.0300	$1.0600	$1.2413	$0.2813	$0.3500

PVR paid a quarterly distribution of $0.35 per unit in May 2006, or $1.40 per unit on an annualized basis.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

3.	Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements include the accounts of Penn Virginia Resource GP, LLC, all wholly-owned subsidiaries of the Company and the Partnership, of which we owned the 2.0% general partner interest and, through our own ownership interest in the Partnership and that of non-consolidated affiliates, an approximately 37% limited partner interest as of December 31, 2005. Intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments have been reflected that are necessary for a fair presentation of the combined financial statements.

All information presented in these combined financial statements as of March 31, 2006, and for the three-month periods ended March 31, 2005 and 2006, is unaudited. The unaudited combined financial statements as of March 31, 2006, and for the three months ended March 31, 2005 and 2006, have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete combined financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature unless disclosed otherwise. Operating results for the three months ended March 31, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

Initial Public Offering

An initial public offering (“IPO”) of units of a new company, Penn Virginia GP Holdings, L.P. is planned for 2006. Prior to the IPO, the following transactions are expected to occur:

•	Penn Virginia Resource GP Corp. (“GP Corp”) and Penn Virginia Resource LP Corp. (“LP Corp”), which are wholly owned subsidiaries of Penn Virginia Corporation, will form a Delaware limited partnership named Penn Virginia GP Holdings, L.P. (“Holdings”) to which GP Corp will contribute $100 in exchange for a non-economic general partner interest and LP Corp will contribute $900 in exchange for a 100% limited partner interest;

•	GP Corp will contribute its interest in the Company to Holdings in exchange for Holdings common units representing the same book value as its interest in the Company;

•	LP Corp will contribute its interest in PVR to Holdings in exchange for Holdings common units representing the same book value as its interest in the Company;

•	Kanawha Rail Corp., a wholly owned subsidiary of Penn Virginia Corporation, will contribute its interest in PVR to Holdings in exchange for Holdings common units representing the same book value as its interest in the Company;

•	We will distribute PVR common units to fund PVR’s long-term incentive plan (“LTIP”) to GP Corp.

These planned transactions are not reflected in the accompanying combined financial statements, nor can there be any assurances that these transactions will occur.

Use of Estimates

Preparation of the accompanying combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

affect the reported amounts of assets and liabilities in the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property, Plant and Equipment

Property, plant and equipment consist of PVR’s ownership in coal fee mineral interests, PVR’s royalty interest in oil and natural gas wells, processing facilities, gathering systems, compressor stations and related equipment. Property, plant and equipment are carried at cost and include expenditures for additions and improvements, such as roads and land improvements, which increase the productive lives of existing assets. Maintenance and repair costs are expensed as incurred. Renewals and betterments, which extend the useful life of the properties, are capitalized. We compute depreciation and amortization of property, plant and equipment using the straight-line or declining balance method over the estimated useful life of each asset as follows:

Useful Life
Gathering systems	15 years
Compressor stations	5-15 years
Processing plants	15 years
Other property and equipment	3-20 years

We deplete coal properties on an area-by-area basis at a rate based upon the cost of the mineral properties and estimated proven and probable tonnage therein. From time to time, PVR carries out core-hole drilling activities on coal properties in order to ascertain the quality and quantity of the coal contained in those properties. These core-drilling activities are expensed as incurred. We deplete oil and gas properties on a unit-of-production basis over the remaining life of the reserves. When we retire or sell an asset, we remove its cost and related accumulated depreciation and amortization from the balance sheet. We record the difference between the net book value (net of any related asset retirement obligation) and proceeds from disposition as gain or loss.

Asset Retirement Obligations

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations, we recognize the fair value of a liability for an asset retirement obligation (an “ARO”) in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying cost of the asset. See Note 11, “Asset Retirement Obligations.” The amount of an ARO and the costs capitalized equal the estimated future cost to satisfy the abandonment obligation using current prices that are escalated by an assumed inflation factor after discounting the future cost back to the date that the abandonment obligation was incurred using an assumed cost of funds for us. After recording these amounts, the ARO is accreted to its future estimated value using the same assumed cost of funds, and the additional capitalized costs will be depreciated over the life of the assets. Both the accretion and the depreciation are included in depreciation, depletion and amortization on our combined statements of income. We identified all required asset retirement obligations and determined the fair value of these obligations on the date of adoption. The determination of fair value was based upon regional market and facility type information. In conjunction with the initial application of SFAS No. 143, we recorded a cumulative effect of change in accounting principle of $0.1 million as a decrease to income in 2003. We recorded an additional liability of $0.6 million as of December 31, 2005, upon adoption of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, relating to our natural gas midstream segment.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Impairment of Long-Lived Assets

We review long-lived assets to be held and used whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss must be recognized when the carrying amount of an asset exceeds the sum of the undiscounted estimated future cash flows. In this circumstance, we would recognize an impairment loss equal to the difference between the carrying value and the fair value of the asset. Fair value is estimated to be the present value of future net cash flows from proved reserves, discounted utilizing a rate commensurate with the risk and remaining lives of the assets.

Equity Investments

We use the equity method of accounting to account for PVR’s investment in a coal handling joint venture, recording the initial investment at cost. Subsequently, the carrying amount of the investment is increased to reflect PVR’s share of income of the investee and is reduced to reflect PVR’s share of losses of the investee or distributions received from the investee as the joint venture reports them. PVR’s share of earnings or losses from the investment is included in coal services revenues in the combined statements of income. Coal services revenues also includes amortization of the amount of PVR’s equity investment that exceeds its portion of the underlying equity in net assets. We record amortization over the life of coal services contracts in place at the time of PVR’s initial investment.

Goodwill

We had approximately $7.7 million of goodwill at December 31, 2005, and March 31, 2006, (unaudited) based upon the purchase price allocation for the Cantera Acquisition (as defined in Note 4). The goodwill has been allocated to the natural gas midstream segment. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill will be assessed at least annually for impairment. We tested goodwill for impairment during the fourth quarter of 2005 and determined that no impairment charge was necessary.

Intangibles

Intangible assets at December 31, 2005, and March 31, 2006, (unaudited) included $37.7 million for customer contracts and relationships acquired in the Cantera Acquisition (see Note 4) and the Alloy Acquisition (see Note 5) and $4.6 million for rights-of-way acquired in the Cantera Acquisition (see Note 4). Customer contracts and relationships are amortized on a straight-line basis over the expected useful lives of the individual contracts and relationships, up to 15 years. Rights-of-way are amortized on a straight-line basis over a period of 15 years. Total intangible amortization was approximately $4.2 million for the year ended December 31, 2005, and $1.3 million (unaudited) for the three months ended March 31, 2006. There were no intangible assets or related amortization in 2004. Accumulated amortization of intangible assets was $4.2 million as of December 31, 2005, and $5.5 million (unaudited) as of March 31, 2006.

The following table summarizes our estimated aggregate amortization expense for the next five years (in thousands):

2006	$5,006
2007	4,106
2008	3,485
2009	3,219
2010	3,006
Thereafter	19,229

Total	$38,051

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Debt Issuance Costs

Debt issuance costs relating to long-term debt have been capitalized and are being amortized over the term of the related debt instrument.

Long-Term Prepaid Minimums

PVR leases a portion of its reserves from third parties which require monthly or annual minimum rental payments. The prepaid minimums are recoupable from future production and are deferred and charged to royalty expense as the coal is subsequently produced. PVR evaluates the recoverability of the prepaid minimums on a periodic basis; consequently, any prepaid minimums that cannot be recouped are charged to royalty expense.

Environmental Liabilities

Other liabilities include accruals for environmental liabilities that PVR either assumed in connection with certain acquisitions or recorded in operating expenses when it became probable that a liability had been incurred and the amount of that liability could be reasonably estimated.

Concentration of Credit Risk

Approximately 84% of our accounts receivable at December 31, 2005, resulted from natural gas midstream customers and approximately 16% resulted from accrued revenues from coal lessee production. Approximately 37% of total accounts receivable at December 31, 2005, related to three midstream customers. These concentrations may impact our overall credit risk, either positively or negatively, in that these entities may be similarly affected by changes in economic or other conditions. In determining whether or not to require collateral from a lessee or customer, we analyze the entity’s net worth, cash flows, earnings and credit ratings to the extent information is available. Receivables are generally not collateralized. Historical credit losses incurred on receivables have not been significant.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, derivative instruments and long-term debt. The carrying values of all of these financial instruments, except fixed rate long-term debt, approximate fair value. The fair value of fixed rate long-term debt at December 31, 2005 and 2004, was $81.2 million and $86.2 million.

Revenues

Natural Gas Midstream Revenues.    Revenues from the sale of natural gas liquids (“NGLs”) and residue gas are recognized when PVR sells the NGLs and residue gas produced at its gas processing plants. We recognize gathering and transportation revenues based upon actual volumes delivered. Due to the time needed to gather information from various purchasers and measurement locations and then calculate volumes delivered, the collection of natural gas midstream revenues may take up to 30 days following the month of production. Therefore, we make accruals for revenues and accounts receivable and the related cost of gas purchased and accounts payable based on estimates of natural gas purchased and NGLs and residue gas sold, and our financial results include estimates of production and revenues for the period of actual production. We record any differences, which have not historically been significant, between the actual amounts ultimately received or paid and the original estimates in the period they become finalized.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Coal Royalties.    Coal royalty revenues are recognized on the basis of tons of coal sold by PVR’s lessees and the corresponding revenues from those sales. Most of PVR’s coal leases are based on minimum monthly or annual payments, a minimum dollar royalty per ton and/or a percentage of the gross sales price. The remainder of PVR’s coal royalty revenues was derived from fixed royalty rate leases, which escalate annually, with pre-established minimum monthly payments. Coal royalty revenues are accrued on a monthly basis, based on PVR’s best estimates of coal mined on its properties.

Coal Services.    Coal services revenues are recognized when lessees use PVR’s facilities for the processing, loading and/or transportation of coal. Coal services revenues consist of fees collected from lessees for the use of PVR’s loadout facility, coal preparation plants and dock loading facility. We also include equity earnings in coal services revenues. PVR recognizes its share of income or losses from its investment in a coal handling joint venture as the joint venture reports them to PVR.

Minimum Rentals.    Most of PVR’s lessees are required to make minimum monthly or annual payments that are generally recoupable over certain time periods. These minimum payments are recorded as deferred income. If the lessee recoups a minimum payment through production, the deferred income attributable to the minimum payment is recognized as coal royalty revenues. If a lessee fails to meet its minimum production for certain pre-determined time periods, the deferred income attributable to the minimum payment is recognized as minimum rental revenues and is included in other revenues.

Hedging Activities

From time to time, PVR enters into derivative financial instruments to mitigate its exposure to NGL, crude oil and natural gas price volatility. The derivative financial instruments, which are placed with major financial institutions that PVR believes are minimum credit risks, take the form of swaps. All derivative financial instruments are recognized in the financial statements at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149 and related interpretations.

All derivative instruments are recorded on the balance sheet at fair value. The fair values of PVR’s hedging instruments are determined based on third party forward price quotes. If the derivative does not qualify as a hedge or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings. To qualify for hedge accounting, the derivative must qualify either as a fair value hedge, cash flow hedge or foreign currency hedge. Currently, PVR utilizes only cash flow hedges, and the remaining discussion relates exclusively to this type of derivative instrument. All hedge transactions are subject to our risk management policy, which has been reviewed and approved by our board of directors.

We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to forecasted transactions. We also formally assess, both at inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged transactions. We measure hedge effectiveness on a periodic basis. If we were to determine that a derivative were not highly effective as a hedge, or that it had ceased to be highly effective, then we would discontinue hedge accounting prospectively.

If hedge accounting is discontinued and the derivative remains outstanding, we will carry the derivative at its fair value on our combined balance sheet and recognize all subsequent changes in fair value on our combined statement of income for the period in which the change occurs. Gains and losses deferred in other comprehensive

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

income related to cash flow hedges for which hedge accounting has been discontinued remain in other comprehensive income until the related product has been delivered. If it is probable that a hedged forecasted transaction will not occur, deferred gains or losses on the hedging instrument are recognized in earnings immediately.

Gains and losses on hedging instruments when settled are included in natural gas midstream revenues or cost of gas purchased in the period that the related production is delivered.

Effective January 1, 2006, some of PVR’s derivatives did not qualify for hedge accounting under SFAS No. 133, and changes in market value of these derivative instruments will be recognized in earnings in 2006. Because some of PVR’s derivatives did not qualify for hedge accounting, we elected to discontinue hedge accounting prospectively for the remaining commodity derivatives beginning May 1, 2006. Consequently, from that date forward, we will recognize mark-to-market gains and losses in earnings currently, rather than deferring such amounts in accumulated other comprehensive income (partners’ capital). The net mark-to-market loss on our outstanding derivatives included in accumulated other comprehensive income at April 30, 2006, will be reported in future earnings through 2008 as the original hedged forecasted transactions occur. This change in reporting will have no impact on our reported cash flows, although future results of operations will be affected by mark-to-market gains and losses which fluctuate with volatile oil and gas prices.

Income Taxes

Penn Virginia Resource GP, LLC, is a limited liability company which is treated as a partnership for federal income tax purposes. Therefore, Penn Virginia Resource GP, LLC, is not a taxable entity and generally incurs no federal income tax liability. PVR is a legal partnership and is also not a taxable entity and has no federal income tax liability. The taxable income or losses of the Company and PVR are includable in the federal and state income tax returns of their individual members. Net income for financial statement purposes may differ significantly from taxable income reportable to members as a result of differences between the tax bases and financial reporting bases of assets and liabilities.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued the final revised version of SFAS No. 123(R), Share-Based Payment, which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations. Effective January 1, 2006, we adopted SFAS No. 123(R). The adoption of this standard did not have an impact on these financial statements.

In March 2005, the Financial Accounting Standards Board (the “FASB”) released Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”), which provides guidance for applying SFAS No. 143, Accounting for Asset Retirement Obligations. FIN 47 became effective as of December 31, 2005, and we recorded an additional liability of $0.6 million as a result of implementing FIN 47, relating to our natural gas midstream segment. The cumulative effect of change in accounting principle of $0.1 million was not material and was included in depreciation, depletion and amortization expense in the statement of income.

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3, which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

requires retrospective application for voluntary changes in accounting principle unless it is impracticable to do so, and it applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Consequently, we will adopt the provisions of SFAS 154 for our fiscal year beginning January 1, 2006. We do not expect the adoption of the provisions of SFAS No. 154 to have a material impact on our combined financial statements.

In June 2005, the EITF reached a consensus on EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights. This consensus applies to voting right entities not within the scope of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, in which the investor is the general partner in a limited partnership or functional equivalent. The EITF consensus is that the general partner in a limited partnership is presumed to control that limited partnership regardless of the extent of the general partner’s ownership interest and, therefore, should include the limited partnership in its consolidated financial statements. The general partner may overcome this presumption of control and not consolidate the entity if the limited partners have either: (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner through substantive kick-out rights that can be exercised without having to show cause; or (b) substantive participating rights in managing the partnership. This guidance became immediately effective upon ratification by the FASB on June 29, 2005, for all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified. For general partners in all other limited partnerships, the guidance is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. We currently consolidate the Partnership, and the adoption of EITF Issue No. 04-5 will not change our consolidation method with respect to the Partnership.

4.	Acquisition of Natural Gas Midstream Business

On March 3, 2005, PVR completed the acquisition (the “Cantera Acquisition”) of Cantera Gas Resources, LLC (“Cantera”), a midstream gas gathering and processing company with primary locations in Oklahoma and Texas. The midstream business operates as PVR Midstream LLC, a subsidiary of Penn Virginia Operating Co., LLC, which is a wholly owned subsidiary of the Partnership. As a result of the Cantera Acquisition, PVR owns and operates a significant set of midstream assets including gas gathering pipelines and three natural gas processing facilities. The midstream business derives revenues primarily from gas processing contracts with natural gas producers and from fees charged for gathering natural gas volumes and providing other related services. The results of operations of PVR Midstream LLC since March 3, 2005, the closing date of the Cantera Acquisition, are included in the accompanying combined statements of income.

Cash paid in connection with the Cantera Acquisition was $199.2 million, net of cash received and including capitalized acquisition costs, which PVR funded with a $110 million term loan and with long-term debt under its revolving credit facility. The purchase price allocation for the Cantera Acquisition has been finalized except for the settlement of certain post-closing adjustments with the seller. PVR used proceeds of $126.4 million from PVR’s sale of common units in a subsequent public offering in March 2005 to repay the term loan in full and to reduce outstanding indebtedness under its revolving credit facility. The total purchase price was allocated to the assets purchased and the liabilities assumed in the Cantera Acquisition based upon preliminary fair values on the date of acquisition as follows (in thousands):

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Cash consideration paid for Cantera	$201,326
Plus: Acquisition costs	3,275

Total purchase price	204,601
Less: Cash acquired	(5,378)

Total purchase price, net of cash acquired	$199,223

Current assets acquired	$43,697
Property and equipment acquired	145,448
Other assets acquired	645
Liabilities assumed	(38,337)
Intangible assets	40,052
Goodwill	7,718

Total purchase price, net of cash acquired	$199,223

The purchase price allocation includes approximately $7.7 million of goodwill. The significant factors that contributed to the recognition of goodwill include PVR’s entry into the natural gas midstream business and its ability to acquire an established business with an assembled workforce.

Under SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, goodwill recorded in connection with a business combination is not amortized, but rather is tested for impairment at least annually. Accordingly, the unaudited pro forma financial information presented below does not include amortization of the goodwill recorded in the Cantera Acquisition. The purchase price allocation also includes $40.1 million of intangible assets that are primarily associated with assumed customer contracts, customer relationships and rights-of-way. These intangible assets are being amortized over periods of up to 15 years, the period in which benefits are derived from the contracts, relationships and rights-of-way, and are reviewed for impairment under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

The following unaudited pro forma financial information reflects the combined results of operations of the Company as if the Cantera Acquisition and related financings had occurred on January 1 of the reported period. The pro forma information includes adjustments primarily for depreciation of acquired property and equipment, amortization of intangibles, interest expense for acquisition debt and the change in weighted average common units resulting from the public offering. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had these transactions been effected on the assumed date.

	Year Ended December 31,		Three Months Ended March 31, 2005 (Unaudited)
	2004	2005
	(in thousands)
Revenues	$361,162	$518,790	$118,632
Net income	$25,911	$21,717	$133

5.	Other Acquisitions

In the following paragraphs, all references to coal, oil and natural gas reserves acquired are unaudited.

In March 2005, PVR acquired lease rights to approximately 36 million tons of undeveloped coal reserves and royalty interests in 73 producing oil and natural gas wells for $9.3 million in cash (the “Coal River Acquisition”). The coal reserves are located in the central Appalachia region of southern West Virginia. The oil

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

and gas wells are located in eastern Kentucky and southwestern Virginia. The Coal River Acquisition was funded with long-term debt under PVR’s revolving credit facility. The coal reserves are predominantly low sulfur and high BTU content, and development will occur in conjunction with PVR’s adjacent reserves and a related loadout facility that was placed into service in 2004. The oil and gas property contains approximately 2.8 billion cubic feet equivalent (“Bcfe”) of net proved oil and gas reserves.

In April 2005, PVR acquired fee ownership of approximately 16 million tons of coal reserves for $15.0 million in cash (the “Alloy Acquisition”). The reserves, located on approximately 8,300 acres in the central Appalachia region of West Virginia, will be produced from deep and surface mines. Production started in late 2005. Revenues were earned initially from transportation-related fees on coal mined from an adjacent property, followed by royalty revenues as the mines on PVR’s property commenced production. The seller remained on the property as the lessee and operator. The Alloy Acquisition was funded with long-term debt under PVR’s revolving credit facility.

In July 2005, PVR acquired a combination of fee ownership and lease rights to approximately 16 million tons of coal reserves for $14.5 million (the “Wayland Acquisition”). The reserves are located in the eastern Kentucky portion of central Appalachia. The Wayland Acquisition was funded with $4 million of cash and the issuance by PVR to the seller of approximately 209,000 PVR common units. In addition, PVR assumed $0.7 million of liabilities related to the acquired property.

In July 2005, PVR also acquired fee ownership of approximately 94 million tons of coal reserves in the western Kentucky portion of the Illinois Basin for $62.4 million in cash (the “Green River Acquisition”), and PVR assumed $3.3 million of deferred income. This coal reserve acquisition is PVR’s first in the Illinois Basin and was funded with long-term debt under PVR’s revolving credit facility. Currently, approximately 43 million tons of these coal reserves are leased to affiliates of Peabody Energy Corporation (NYSE: BTU) (“Peabody”).

In July 2004, PVR acquired from affiliates of Massey Energy Company a 50% interest in a joint venture formed to own and operate end-user coal handling facilities. The purchase price was $28.4 million and was funded with long-term debt under PVR’s revolving credit facility. The joint venture owns coal handling facilities which unload coal shipments and store and transfer coal for three industrial coal consumers in the chemical, paper and lime production industries located in Tennessee, Virginia and Kentucky. A combination of fixed monthly fees and per ton throughput fees is paid by those consumers under long-term leases expiring between 2007 and 2019.

In December 2002, PVR acquired two properties containing approximately 120 million tons of coal reserves from affiliates of Peabody for 1,522,325 million common units, 1,240,833 million Class B common units (a combined common unit value of $57.0 million) and $72.5 million in cash plus closing costs (the “Peabody Acquisition”). In July 2003, all of the Class B common units were converted to common units, in accordance with their terms, upon the approval of the Partnership’s common unitholders. All of the coal reserves PVR purchased from Peabody are being leased back to Peabody for fixed royalty rates which escalate annually over the life of production. The acquired coal reserves had existing productive operations that have been included in the Partnership’s statements of income since the closing date of the Peabody Acquisition.

The factors used to determine the fair market value of acquisitions include, but are not limited to, discounted future net cash flows on a risked-adjusted basis, geographic location, quality of resources, potential marketability and financial condition of lessees.

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

6.	Property and Equipment

Property and equipment includes:

	December 31,		March 31, 2006 (Unaudited)
	2004	2005
	(in thousands)
Coal properties	$251,244	$340,439	$342,704
Compressor stations	—	45,405	46,110
Gathering systems	—	91,216	92,992
Coal services equipment	17,442	23,351	25,550
Processing plants	—	14,533	14,539
Land	1,797	10,675	11,029
Oil and gas properties	—	5,324	5,395
Other property and equipment	1,063	4,097	4,214

	271,546	535,040	542,533
Accumulated depreciation, depletion and amortization	(49,931)	(76,258)	(83,783)

Net property and equipment	$221,615	$458,782	$458,750

7.	Equity Investments

As described in Note 5, “Other Acquisitions,” PVR acquired a 50% interest in Coal Handling Solutions, LLC, a joint venture formed to own and operate end-user coal handling facilities. PVR accounts for the investment under the equity method of accounting. In 2004, the original cash investment of $28.4 million was capitalized. At December 31, 2005, the equity investment totaled $26.6 million, which exceeded PVR’s portion of the underlying equity in net assets by $10.7 million. The difference is being amortized to equity earnings over the life of coal services contracts in place at the time of the acquisition. In accordance with the equity method, PVR recognized equity earnings of $0.4 million in 2004, $1.1 million in 2005, and $0.3 million (unaudited) in the three months ended March 31, 2006, with a corresponding increase in the investment. The joint venture generally pays to PVR quarterly distributions of PVR’s portion of the joint venture’s cash flows. PVR received cash distributions of approximately $2.3 million and $1.0 million in 2005 and 2004. Equity earnings are included in coal services revenues on the combined statements of income.

8.	Allowance for Prepaid Minimums

We establish provisions for losses on long-term prepaid minimums if we determine that we will not recoup all or part of the outstanding balance. Collectibility is reviewed periodically and an allowance is established or adjusted, as necessary, using the specific identification method. The allowance is netted against long-term prepaid minimums on the accompanying combined balance sheet. The following table presents the activity of our allowance for prepaid minimums for each period indicated:

	Year Ended December 31,			Three Months Ended March 31, 2006 (Unaudited)
	2003	2004	2005
	(in thousands)
Balance at beginning of period	$1,240	$1,334	$1,514	$1,692
Charges to expense	94	180	178	—

Balance at end of period	$1,334	$1,514	$1,692	$1,692

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

9.	Hedging Activities

Commodity Cash Flow Hedges

Natural Gas Midstream Segment.    When PVR agreed to acquire Cantera, management wanted to ensure an acceptable return on the investment. This objective was supported by entering into pre-closing commodity price derivative agreements covering approximately 75% of the net volume of NGLs expected to be sold from April 2005 through December 2006. Rising commodity prices resulted in a significant change in the market value of those derivative agreements before they qualified for hedge accounting. This change in market value resulted in a $13.9 million noncash charge to earnings during the first quarter of 2005 for the unrealized loss on derivatives. Subsequent to the Cantera Acquisition, PVR formally designated the agreements as cash flow hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Upon qualifying for hedge accounting, changes in the derivative agreements’ market value are accounted for as other comprehensive income or loss to the extent they are effective, rather than as a direct impact on net income. SFAS No. 133 requires PVR to continue to measure the effectiveness of the derivative agreements in relation to the underlying commodity being hedged, and it is required to record the ineffective portion of the agreements in net income for the respective period. Cash settlements with the counterparties related to the derivative agreements will occur monthly over the life of the agreements, and PVR will receive a correspondingly higher or lower amount for the physical sale of the commodity over the same period. In addition, PVR entered into derivative agreements for NGLs and natural gas to further protect its margins subsequent to the Cantera Acquisition. These derivative agreements have been designated as cash flow hedges.

The fair values of PVR’s derivative agreements are determined based on forward price quotes for the respective commodities. The following table sets forth PVR’s positions, for commodities related to natural gas midstream revenues (ethane, propane and crude oil) and cost of gas purchased (natural gas):

	Average Volume Per Day	Weighted Average Price	Estimated Fair Value as of December 31, 2005	Estimated Fair Value as of March 31, 2006 (Unaudited)
	(in gallons)	(per gallon)	(in thousands)
Ethane Swaps
First Quarter 2006 through Fourth Quarter 2006	68,880	$0.4770	$(6,269)	$(2,359)
First Quarter 2007 through Fourth Quarter 2007	34,440	$0.5050	(1,839)	(1,343)
First Quarter 2008 through Fourth Quarter 2008	34,440	$0.4700	(1,442)	(1,396)

	(in gallons)	(per gallon)
Propane Swaps
First Quarter 2006 through Fourth Quarter 2006	52,080	$0.7060	(5,918)	(4,139)
First Quarter 2007 through Fourth Quarter 2007	26,040	$0.7550	(1,679)	(1,992)
First Quarter 2008 through Fourth Quarter 2008	26,040	$0.7175	(1,471)	(2,075)

	(in Bbls)	(per Bbl)
Crude Oil Swaps
First Quarter 2006 through Fourth Quarter 2006	1,100	$44.45	(7,834)	(7,895)
First Quarter 2007 through Fourth Quarter 2007	560	$50.80	(2,501)	(3,599)
First Quarter 2008 through Fourth Quarter 2008	560	$49.27	(2,313)	(3,293)

	(in MMbtu)	(per MMbtu)
Natural Gas Swaps
First Quarter 2006 through Fourth Quarter 2006	7,500	$7.05	9,940	1,994
First Quarter 2007 through Fourth Quarter 2007	4,000	$6.97	4,474	3,608
First Quarter 2008 through Fourth Quarter 2008	4,000	$6.97	3,126	2,821

			$(13,726)	$(19,668)

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Based upon the assessment of derivative agreements designated as cash flow hedges, we reported (i) a net derivative liability related to the natural gas midstream segment of $13.7 million at December 31, 2005, and $19.7 million (unaudited) at March 31, 2006, (ii) a loss in accumulated other comprehensive income of $6.1 million at December 31, 2005, and $8.7 million (unaudited) at March 31, 2006, and (iii) a net unrealized gain on derivatives for hedge ineffectiveness of $0.6 million for the year ended December 31, 2005, and a net unrealized loss of $0.1 million (unaudited) for the three months ended March 31, 2006, related to cash flow hedges in the natural gas midstream segment. In connection with monthly settlements, we recognized net hedging losses in natural gas midstream revenues of $3.9 million for the year ended December 31, 2005, and $2.2 million (unaudited) for the three months ended March 31, 2006, and net hedging gains in cost of midstream gas purchased of $4.9 million for the year ended December 31, 2005, and $2.4 million (unaudited) for the three months ended March 31, 2006. Based upon future commodity prices as of December 31, 2005, we expect to realize $10.1 million of hedging losses within the next 12 months. The amounts that we will ultimately realize will vary due to changes in the fair value of the open derivative agreements prior to settlement. Because all hedged volumes relate to periods beginning after March 31, 2005, we had no monthly settlements and recognized no net hedging losses in natural gas midstream revenues in 2004.

In November 2005, PVR entered into a basis swap for the period January 2006 through July 2006. The basis swap relates to purchases of natural gas in the Texas/Oklahoma Basin region. PVR has chosen not to designate this derivative as a hedge pursuant to SFAS No. 133, as amended. Therefore, changes in market value of the derivative instrument are charged to earnings. At December 31, 2005, we reported (i) a derivative liability of approximately $0.7 million and (ii) an unrealized loss on derivatives of $0.7 million related to the basis swap. At March 31, 2006, we reported (i) a derivative liability of approximately $0.3 million (unaudited) and (ii) a derivative loss of $0.1 million (unaudited) for the three months ended March 31, 2006, related to the basis swap.

Discontinuation of Hedge Accounting

Because PVR’s natural gas derivatives and a large portion of PVR’s NGL derivatives no longer qualify for hedge accounting and to increase clarity in our financial statements, we elected to discontinue hedge accounting prospectively for PVR’s remaining commodity derivatives beginning May 1, 2006. Consequently, from that date forward, we will recognize mark-to-market gains and losses in earnings currently, rather than deferring such amounts in accumulated other comprehensive income (shareholders’ equity). The net mark-to-market loss on our outstanding derivatives at April 30, 2006, included in accumulated other comprehensive income will be reported in future earnings through 2008 as the original hedged transactions occur. This change in reporting will have no impact on our reported cash flows, although future results of operations will be affected by mark-to-market gains and losses which fluctuate with volatile oil and gas prices.

Interest Rate Swaps

In connection with the issuance of its senior unsecured notes (see Note 12) in March 2003, PVR entered into an interest rate swap agreement with an original notional amount of $30 million to hedge a portion of the fair value of those notes (the “Senior Notes Swap”). The Senior Notes Swap agreement was settled on June 30, 2005, for $0.8 million. The settlement was paid in cash by PVR to the counterparty in July 2005. Upon settlement of the Senior Notes Swap agreement, the $0.8 million negative fair value adjustments of the carrying amount of long-term debt will be amortized as interest expense over the remaining term of the Notes (as defined in Note 12) using the effective interest rate method.

In September 2005, PVR entered into interest rate swap agreements to establish fixed rates on $60 million of the LIBOR-based portion of the outstanding balance on our revolving credit facility (see Note 12) until March

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

2010 (the “Revolver Swaps”). PVR pays a weighted average fixed rate of 4.22% on the notional amount plus the applicable margin, and the counterparties pay a variable rate equal to the three-month LIBOR. Settlements on the Revolver Swaps are recorded as interest expense. The Revolver Swap agreements were designated as cash flow hedges. Accordingly, the effective portion of the change in the fair value of the swap transactions is recorded each period in other comprehensive income. The ineffective portion of the change in fair value, if any, is recorded to current period earnings as interest expense. We reported (i) a derivative asset of approximately $1.2 million at December 31, 2005, and $2.0 million (unaudited) at March 31, 2006, and (ii) a gain in accumulated other comprehensive income of $1.2 million at December 31, 2005, and $1.3 million (unaudited) at March 31, 2006, related to the Revolver Swaps. In connection with periodic settlements, we recognized $0.1 million in net hedging losses in interest expense for the year ended December 31, 2005, and for the three months ended March 31, 2006. Based upon future interest rate curves at December 31, 2005, we expect to realize $0.3 million of hedging gains within the next 12 months. The amounts that we ultimately realize will vary due to changes in the fair value of open derivative agreements prior to settlement.

10.	Accrued Liabilities

Accrued liabilities include:

	December 31, 2006		March 31, 2006 (Unaudited)
	2004	2005
	(in thousands)
Accrued interest	$1,499	$1,680	$205
Accrued compensation	677	1,551	515
Accrued property taxes	650	1,661	1,790
Accrued severance taxes	—	1,255	1,146
Accrued royalty expense	296	348	172
Pipeline imbalance	—	2,504	1,046
Other	868	2,326	453

Total accrued liabilities	$3,990	$11,325	$5,327

11.	Asset Retirement Obligations

The table below reconciles the beginning and ending aggregate carrying amount of PVR’s asset retirement obligations, which are included in other liabilities on the accompanying combined balance sheets:

	Year Ended December 31,		Three Months Ended March 31, 2006 (Unaudited)
	2004	2005
	(in thousands)
Balance at beginning of period	$666	$723	$1,458
Adoption of FIN 47	—	635	—
Accretion expense	57	100	29

Balance at end of period	$723	$1,458	$1,487

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NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

12.	Long-Term Debt

Long-term debt as of December 31, 2004 and 2005, and March 31, 2006, consisted of the following:

	December 31,		March 31, 2006 (Unaudited)
	2004	2005
	(in thousands)
Revolving credit facility—variable rate of 5.7% at December 31, 2005	$30,000	$172,000	$172,000
Senior unsecured notes(1)	87,726	82,954	79,702

	117,726	254,954	251,702
Less: Current maturities	(4,800)	(8,108)	(9,814)

Total long-term debt	$112,926	$246,846	$241,888

(1)	Includes negative fair value adjustments of $0.8 million and $0.7 million as of December 31, 2004 and 2005, and $0.7 million (unaudited) at March 31, 2006, related to the Senior Notes Swap designated as a fair value hedge. The Senior Notes Swap agreement was settled in June 2005 (see Note 9).

Revolving Credit Facility

Concurrent with the closing of the Cantera Acquisition in March 2005, Penn Virginia Operating Co., LLC, the parent of PVR Midstream LLC and a subsidiary of the Partnership, entered into a new unsecured $260 million, five-year credit agreement with a syndicate of financial institutions led by PNC Bank, National Association (“PNC”). The new agreement consisted of a $150 million revolving credit facility (the “Revolver”) that matures in March 2010 and a $110 million term loan. A portion of the Revolver and the term loan were used to fund the Cantera Acquisition and to repay borrowings under PVR’s previous credit facility. Proceeds of $126.4 million received from a subsequent public offering of 2.5 million PVR common units in March 2005 and a $2.6 million capital contribution from the Company were used to repay the $110 million term loan and a portion of the amount outstanding under the Revolver. The term loan cannot be re-borrowed. The Revolver is available for general Partnership purposes, including working capital, capital expenditures and acquisitions, and includes a $10 million sublimit for the issuance of letters of credit. PVR had outstanding letters of credit of $1.6 million as of December 31, 2004 and 2005, and March 31, 2006 (unaudited). In 2005, PVR incurred commitment fees of $0.4 million on the unused portion of the Revolver.

In July 2005, PVR amended the credit agreement to increase the size of the commitment under the Revolver from $150 million to $300 million and to increase its one-time option (upon receipt by the credit facility’s administrative agent of commitments from one or more lenders) to expand the Revolver from $100 million to $150 million. The amendment also updated certain debt covenant definitions. The interest rate under the credit agreement remained unchanged and will fluctuate based on PVR’s ratio of total indebtedness to EBITDA. Interest is payable at a base rate plus an applicable margin of up to 1.00% if PVR selects the base rate borrowing option under the credit agreement, or at a rate derived from LIBOR plus an applicable margin ranging from 1.00% to 2.00% if PVR selects the LIBOR-based borrowing option. The other terms of the credit agreement remained unchanged. The financial covenants of the Revolver require PVR to maintain specified levels of debt to combined EBITDA and combined EBITDA to interest. The financial covenants restricted additional borrowing capacity under the Revolver to approximately $106.5 million at December 31, 2005, and $145.9 million (unaudited) at March 31, 2006. As of December 31, 2005, and March 31, 2006, PVR was in compliance with all of its covenants under the Revolver.

In September 2005, PVR entered into two Revolver Swap agreements to establish a fixed interest rate on $60 million of the LIBOR-based portion of the outstanding balance of the Revolver, which effectively fixed the

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

interest rate at 4.22% plus the applicable margin, which was 1.25% as of December 31, 2005 (see Note 9 ) and March 31, 2006 (unaudited).

Prior to the Cantera Acquisition, PVR had a $100 million unsecured revolving credit facility that was set to expire in October 2006. The revolving credit facility was with a syndicate of financial institutions led by PNC as its agent. The revolving credit facility was available for general Partnership purposes, including working capital, capital expenditures and acquisitions, and included a $5 million sublimit that was available for working capital needs and distributions and a $5 million sublimit for the issuance of letters of credit.

At PVR’s option, indebtedness under the revolving credit facility bore interest at either (i) the Eurodollar rate plus an applicable margin which ranged from 1.25% to 2.25% based on our ratio of combined indebtedness to combined EBITDA (as defined by the credit agreement) for the four most recently completed fiscal quarters, or (ii) the higher of the federal funds rate plus 0.50% or the prime rate as announced by PNC. PVR paid commitment fees on the unused portion of the revolving credit facility.

In connection with the Cantera Acquisition, during the fourth quarter of 2004, PVR entered into a bridge loan commitment with two financial institutions. The bridge loan was terminated late in the fourth quarter of 2004, and PVR replaced it with the expanded credit facility as described above. In the fourth quarter of 2004, PVR paid loan issue costs of approximately $1.2 million related to the bridge loan commitment, which were recorded as interest expense in 2004.

Senior Unsecured Notes

In March 2003, PVR closed a private placement of $90 million of senior unsecured notes (the “Notes”). The Notes bore interest at a fixed rate of 5.77% and mature over a ten-year period ending in March 2013, with semi-annual principal and interest payments. The Notes contain various covenants similar to those contained in the Revolver. The Notes have an equal priority of payment as all other unsecured indebtedness, including the Revolver. As of December 31, 2005 and March 31, 2006 (unaudited), PVR was in compliance with all of its covenants under the Notes.

In conjunction with the closing of the Cantera Acquisition, PVR amended the Notes to allow it to enter the natural gas midstream business and to increase certain covenant coverage ratios, including the debt to EBITDA test. In exchange for this amendment, PVR agreed to a 0.25% increase in the fixed interest rate on the Notes, from 5.77% to 6.02%. The amendment to the Notes also requires that PVR obtain an annual confirmation of its credit rating, with a 1.00% increase in the interest rate payable on the Notes in the event its credit rating falls below investment grade. On March 15, 2005, PVR’s investment grade credit rating was confirmed by Dominion Bond Rating Services.

Upon settlement of the Senior Notes Swap agreement (see Note 9), the $0.7 million negative fair value adjustment of the carrying amount of long-term debt will be amortized as interest expense over the remaining term of the Notes using the interest rate method.

Line of Credit

Penn Virginia Corporation has a $5.0 million line of credit with a financial institution effective through June 2006, renewable annually. We have access to borrow from this line of credit, but as of December 31, 2005, and March 31, 2006 (unaudited) we had no outstanding borrowings. Penn Virginia Corporation has an option to elect a fixed rate LIBOR loan, floating rate LIBOR loan or base rate (as determined by the financial institution) loan. At December 31, 2005 and March 31, 2006 (unaudited) Penn Virginia Corporation had no outstanding balance under this line of credit.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Penn Virginia Revolving Credit Facility

Penn Virginia Corporation has a secured revolving credit facility (the “PVA Revolver”) with a syndicate of major banks led by JP Morgan Chase Bank N.A., which has a borrowing base of $300 million and a $200 million commitment, and expires in December 2010. We may borrow funds under the PVA Revolver.

The PVA Revolver is governed by a borrowing base calculation and is redetermined semi-annually. Penn Virginia Corporation has the option to elect interest at (i) LIBOR plus a Eurodollar margin ranging from 1.00 to 1.75% , based on the percentage of the borrowing base outstanding or (ii) the greater of the prime rate or federal funds rate plus a margin up to 0.50%. The financial covenants require Penn Virginia Corporation to maintain levels of debt-to-earnings and dividend limitation restrictions. At December 31, 2005, and March 31, 2006 (unaudited) Penn Virginia Corporation was in compliance with all of its covenants under the PVA Revolver.

Debt Maturities

Aggregate maturities of the principal amounts of long-term debt for the next five years and thereafter are as follows (in thousands):

2006	$8,300
2007	11,000
2008	12,700
2009	14,100
2010	185,400
Thereafter	24,200

Total principal	255,700
Less: Terminated interest rate swap	(746)

Total debt, including current maturities	$254,954

13.	Related Party Transactions

Penn Virginia Corporation charges us for certain corporate administrative expenses which are allocable to its subsidiaries. When allocating general corporate expenses, consideration is given to property and equipment, payroll and general corporate overhead. Any direct costs are paid by us. Total corporate administrative expenses charged to us totaled $1.1 million, $1.5 million and $2.6 million for the years ended December 31, 2003, 2004 and 2005, and $0.4 million (unaudited) and $1.6 million (unaudited) for the three months ended March 31, 2005 and 2006. These costs are reflected in general and administrative expenses in the accompanying combined statements of income. At least annually, management performs an analysis of general corporate expenses based on time allocations of shared employees and other pertinent factors. Based on this analysis, management believes the allocation methodologies used are reasonable.

14.	Long-Term Incentive Plan

We have a long-term incentive plan that permits the grant of awards covering an aggregate of 300,000 PVR common units to our employees and directors and employees of our affiliates who perform services for us. Awards under the long-term incentive plan can be in the form of PVR common units, restricted PVR units, PVR unit options, phantom PVR units and deferred PVR common units. The long-term incentive plan is administered by the compensation and benefits committee of our board of directors. Compensation expense related to the long-term incentive plan totaled $0.2 million, $0.4 million and $1.4 million for the years ended December 31, 2003, 2004 and 2005.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Common Units

We granted 438 PVR common units at a weighted average grant-date fair value of $50.71 per unit to non-employee directors in 2005. We granted 4,961 PVR common units at a weighted average grant-date fair value of $34.83 per unit to non-employee directors in 2004. We granted 3,000 PVR common units at a weighted average grant-date fair value of $20.95 per unit to non-employee directors in 2003.

Restricted Units

Restricted units vest upon terms established by the compensation and benefits committee, but in no case earlier than the conversion to common units of PVR’s outstanding subordinated units. In addition, all restricted units will vest upon a change of control of the Company or Penn Virginia Corporation. If a grantee’s employment or membership on the board of directors terminates for any reason, the grantee’s unvested restricted units will be automatically forfeited unless, and to the extent, that the compensation and benefits committee provides otherwise. Distributions payable with respect to restricted units may, in the compensation and benefits committee’s discretion, be paid directly to the grantee or held by the Company and made subject to a risk of forfeiture during the applicable restriction period.

We granted 25,488 restricted units at a weighted average grant-date fair value of $50.76 per unit to officers and employees in 2005. We granted 16,400 restricted units at a weighted average grant-date fair value of $34.66 per unit to officers and employees in 2004. We granted 12,950 restricted units at a weighted average grant-date fair value of $23.97 per unit to directors, officers and employees in 2003. The restricted units granted in 2005 vest over a three-year period, with one-third vesting in each year. The restricted units granted in 2004 and 2003 vested on the first anniversary of the date of grant.

Deferred Common Units

A portion of compensation to non-employee directors is paid in deferred PVR common units. Each deferred common unit represents one PVR common unit, which vests immediately upon issuance and is available to the holder upon termination or retirement from the board of directors. PVR common units delivered in connection with deferred common units may be common units we acquire in the open market or common units we already own or any combination of the foregoing. Deferred common units awarded to directors receive all cash or other distributions paid by PVR on account of its common units. We granted 8,855 deferred common units at a weighted average grant-date fair value of $50.54 per unit to non-employee directors in 2005. No deferred common units were granted prior to January 1, 2005.

15.	Commitments and Contingencies

Rental Commitments

Operating lease rental expense was $0.2 million, $0.2 million and $0.9 million for the years ended December 31, 2003, 2004 and 2005, and $0.4 million (unaudited) for the three months ended March 31, 2006. Rental expense was not significant for the three months ended March 31, 2005 (unaudited). Minimum rental commitments for the next five years under all non-cancelable operating leases in effect at December 31, 2005, were as follows (in thousands):

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Year ending December 31,
2006	$934
2007	869
2008	760
2009	598
2010	590

Total minimum payments	$3,751

Rental commitments primarily relate to equipment, car, building and land leases. Also included are rental commitments primarily related to coal reserve-based properties which PVR subleases, or intends to sublease, to third parties. The obligation expires when the property has been mined to exhaustion or the lease has been canceled. The timing of mining by third party operators is difficult to estimate due to numerous factors. We believe the future rental commitments cannot be estimated with certainty; however, based on current knowledge, PVR believes it will incur approximately $0.6 million in rental commitments annually until the reserves have been exhausted.

Legal

We are involved, from time to time, in various legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, management believes these claims will not have a material effect on our financial position, liquidity or operations.

Environmental Compliance

The operations of PVR’s coal lessees and PVR’s natural gas midstream segment are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. The terms of PVR’s coal property leases impose liability for all environmental and reclamation liabilities arising under those laws and regulations on the relevant lessees. The lessees are bonded and have indemnified PVR against any and all future environmental liabilities. PVR regularly visits coal properties to monitor lessee compliance with environmental laws and regulations and to review mining activities. Management believes that the operations of PVR’s coal lessees and PVR’s natural gas midstream segment comply with existing regulations and does not expect any material impact on our financial condition or results of operations.

Environmental liabilities included $1.5 million, $2.5 million and $2.4 million (unaudited) as of December 31, 2004 and 2005, and March 31, 2006, representing our best estimate of our liabilities as of those dates related to PVR’s coal and natural gas midstream businesses. PVR has reclamation bonding requirements with respect to certain unleased and inactive properties. Given the uncertainty of when the reclamation area will meet regulatory standards, a change in this estimate could occur in the future. The environmental liabilities are not covered by PVR’s indemnification agreement with Penn Virginia Corporation.

Mine Health and Safety Laws

There are numerous mine health and safety laws and regulations applicable to the coal mining industry. However, since we do not operate any mines and do not employ any coal miners, we are not subject to such laws and regulations. Accordingly, we have not accrued any related liabilities.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

16.	Comprehensive Income

Comprehensive income represents changes in partners’ capital during the reporting period, including net income and charges directly to partners’ capital which are excluded from net income. For the three years ended December 31, 2005, 2004 and 2003 and the three months ended March 31, 2005 and 2006, the components of comprehensive income were as follows (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)
Net income (loss)	$10,180	$15,289	$20,769	$(815)	$3,451
Unrealized holding gains (losses) on hedging activities	—	—	(3,903)	(2,726)	(1,966)
Reclassification adjustment for hedging activities	—	—	(988)	—	160

Comprehensive income (loss)	$10,180	$15,289	$15,878	$(3,541)	$1,645

17.	Segment Information

Segment information has been prepared in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. Under SFAS No. 131, operating segments are defined as components of an enterprise about which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision-making group, in assessing performance. Our chief operating decision-making group consists of the Chief Executive Officer and other senior officials. This group routinely reviews and makes operating and resource allocation decisions among PVR’s coal operations and natural gas midstream operations. Accordingly, our reportable segments are as follows:

Coal

The coal segment includes:

•	management of coal properties located in the Appalachian and Illinois Basin regions of the United States and in New Mexico;

•	other land management activities such as selling standing timber and real estate rentals;

•	fee-based infrastructure facilities leased to certain lessees; and

•	PVR’s investment in a joint venture which primarily provides coal handling facilities to end-user industrial plants.

Natural Gas Midstream

The natural gas midstream segment derives revenues primarily from gas processing contracts with natural gas producers and from fees charged for gathering natural gas volumes and providing other related services.

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The following is a summary of certain financial information relating to our segments (in thousands):

	Coal	Natural Gas Midstream(4)	Other	Total
	(in thousands)
For the year ended December 31, 2003
Revenues	$55,642	$—	$—	$55,642
Operating costs and expenses	12,504	—	—	12,504
Depreciation, depletion and amortization	16,578	—	—	16,578

Operating income	$26,560	$—	$—	$26,560

Interest expense				(4,986)
Interest income				1,223
Minority interest				(12,510)
Cumulative effect of change in accounting principle				(107)

Net income				$10,180

Total assets	$259,892	$—	$1,375	$261,267
Additions to property, plant and equipment and acquisitions, net of cash acquired(1)	10,458	—	—	10,458

For the year ended December 31, 2004
Revenues	$75,630	$—	$—	$75,630
Operating costs and expenses	16,479	—	—	16,479
Depreciation, depletion and amortization	18,632	—	—	18,632

Operating income	$40,519	$—	$—	$40,519

Interest expense				(7,267)
Interest income				1,063
Minority interest				(19,026)

Net income				$15,289

Total assets	$284,435	$—	$1,035	$285,470
Equity investments	27,881	—	—	27,881
Additions to property, plant and equipment and acquisitions, net of cash acquired(2)	2,148	—	—	2,148

For the year ended December 31, 2005
Revenues	$95,755	$350,593	$—	$446,348
Operating costs and expenses	16,121	321,509	—	337,630
Depreciation, depletion and amortization	17,890	12,738	—	30,628

Operating income	$61,744	$16,346	$—	$78,090

Interest expense				(14,057)
Interest income				1,149
Derivative losses				(14,024)
Minority interest				(30,389)

Net income				$20,769

Total assets	$372,322	$285,557	$2,068	$659,947
Equity investments	26,612	60	—	26,672
Additions to property, plant and equipment and acquisitions, net of cash acquired(3)	112,497	206,811	—	319,308

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

	Coal	Natural Gas Midstream(4)	Consolidated
For the Three Months Ended March 31, 2005: (Unaudited)
Revenues	$19,812	$26,378	$46,190
Operating costs and expenses	3,663	23,148	26,811
Depreciation, depletion and amortization	3,855	1,224	5,079

Operating income	$12,294	$2,006	$14,300

Interest expense			(3,114)
Interest income			279
Derivative losses			(13,936)
Minority interest			1,656

Net loss			$(815)

Additions to property and equipment	$38	$251	$289

For the Three Months Ended March 31, 2006: (Unaudited)
Revenues	$25,328	$109,836	$135,164
Operating costs and expenses	3,509	104,588	108,097
Depreciation, depletion and amortization	4,752	4,069	8,821

Operating income	$17,067	$1,179	$18,246

Interest expense			(4,067)
Interest income			294
Derivative losses			(6,133)
Minority interest			(4,889)

Net income			$3,451

Additions to property and equipment	$6,004	$2,561	$8,565

(1)	Includes noncash expenditures of $5.2 million.
(2)	Includes noncash expenditures of $1.1 million.
(3)	Coal segment includes noncash expenditures of $14.4 million related to acquisitions and $1.2 million related to the timing of payment of invoices.
(4)	Represents the results of operations of the natural gas midstream segment since March 3, 2005, the closing date of the Cantera Acquisition.

Operating income is equal to total revenues less operating costs and expenses and depreciation, depletion and amortization. Operating income does not include certain other income items, interest expense, interest income and income taxes. Identifiable assets are those assets used in our operations in each segment.

For the year ended December 31, 2005, two customers of the natural gas midstream segment accounted for approximately $81.9 million and $77.1 million, or 18% and 17% of our combined net revenues.

18.	Subsequent Event

On May 26, 2006, PVR acquired from Huff Creek Energy Company and Appalachian Coal Holdings, Inc. the lease rights to approximately 69 million tons of coal reserves (unaudited) located on approximately 20,000

PENN VIRGINIA RESOURCE GP, LLC AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

acres in Logan, Boone and Wyoming Counties, West Virginia. The purchase price was $65.0 million and was funded with long-term debt under PVR’s revolving credit facility.

On June 30, 2006, PVR completed its acquisition of approximately 115 miles of pipelines and related compression facilities in Texas and Oklahoma. The acquisition is a significant expansion of and is complementary to PVR’s existing Beaver/Perryton system. PVR paid for the acquisition with approximately $15 million in cash.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Penn Virginia Resource GP Corp.:

We have audited the accompanying consolidated balance sheets of Penn Virginia Resource GP Corp. (the “Company”) as of December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the financial position of Penn Virginia Resource GP Corp. as of December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Houston, Texas

July 7, 2006

PENN VIRGINIA RESOURCE GP CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,		March 31,
	2005	2004	2006
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$14	$4	$2
Accounts receivable—affiliates	7,430	4,775	9,398
Prepaid expenses	426	423	348

Total current assets	7,870	5,202	9,748
Deferred income taxes	3,041	1,615	3,844

Investment in Penn Virginia Resource Partners, L.P.	564	347	—

Total assets	$11,475	$7,164	$13,592

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accounts payable	$132	$110	$13
Accounts payable—affiliates	2,938	3,163	4,812
Income taxes payable—affiliates	1,496	568	1,717
Accrued liabilities	2,291	1,163	1,037

Total current liabilities	6,857	5,004	7,579

Investment in Penn Virginia Resource Partners, L.P.	—	—	2,277
Owner’s equity:
Owner’s equity	5,918	3,034	7,058
Less: Unearned compensation	1,300	874	3,322

Total owner’s equity	4,618	2,160	3,736

Total liabilities and owner’s equity	$11,475	$7,164	$13,592

See accompanying notes to balance sheet.

PENN VIRGINIA RESOURCE GP CORP.

NOTES TO CONSOLIDATED BALANCE SHEETS

1.	Nature of Operations

Penn Virginia Resource GP Corp. (the “Company”) is a Delaware corporation formed in July 2001, to become the sole owner of Penn Virginia Resource GP, LLC, (the “General Partner”) which is the general partner of Penn Virginia Resource Partners, L.P. (the “Partnership”). The Company is an indirect wholly owned subsidiary of Penn Virginia Corporation. The General Partner owns a 2% general partner interest in the Partnership.

The Partnership is a Delaware limited partnership formed by Penn Virginia Corporation in July 2001 to own and operate most of the assets, liabilities and operations of Penn Virginia Corporation’s coal royalty business. The Partnership, through its wholly owned subsidiary Penn Virginia Operating Co., LLC, enters into leases with various third-party operators that give those operators the right to mine coal reserves on the Partnership’s land in exchange for royalty payments. The Partnership also provides fee-based infrastructure facilities to certain lessees to enhance coal production and to generate additional coal services revenues. In March 2005, the Partnership acquired a midstream natural gas gathering and processing business with primary locations in Oklahoma and Texas.

The General Partner manages the operations and activities of the Partnership and owes a fiduciary duty to the Partnership’s unitholders. Most of the Partnership’s personnel are employees of the General Partner. The General Partner is liable for all of the Partnership’s debts (to the extent not paid from the Partnership’s assets), except for indebtedness or other obligations that are made specifically non-recourse to the General Partner.

The General Partner does not receive any management fee or other compensation for the management of the Partnership. The General Partner and its affiliates are reimbursed for expenses incurred on the Partnership’s behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to the Partnership and all other expenses necessary or appropriate to conduct the business of, and allocable to, the Partnership. The partnership agreement provides that the General Partner will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying consolidated balance sheets include the accounts of the Company and its wholly-owned subsidiary, the General Partner. The consolidated balance sheets do not include the accounts of Penn Virginia Resource Partners, L.P. or any of its subsidiaries. The General Partner uses the equity method to account for its investment in the Partnership. The balance sheets of the Company should be read in conjunction with the financial statements and accompanying notes of Penn Virginia Resource Partners, L.P. as of and for the year ended December 31, 2005, filed on Form 10-K.

Cash and Cash Equivalents

Cash equivalents are defined as all highly liquid investments purchased with an original maturity of three months or less. The Company generally does not maintain cash balances. Cash transactions are generally settled through intercompany accounts (see Note 3, “Related Party Transactions”).

Fair Value of Financial Instruments

Accounts receivable and accounts payable approximate fair value due to the short-term maturity of these financial instruments.

PENN VIRGINIA RESOURCE GP CORP.

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Use of Estimates

The preparation of the accompanying consolidated balance sheets in conformity with accounting principles generally accepted in the United States of America requires management to make certain assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated federal income tax return of Penn Virginia Corporation. The Company calculates its federal income taxes on a separate-company basis in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes, which requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company’s financial statements or tax returns. Using this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates. Income tax provisions recognized by the Company under this approach are ultimately paid to Penn Virginia Corporation.

New Accounting Standards

In December 2004, the Financial Accounting Standards Board issued the final revised version of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. The Company will adopt SFAS No. 123R effective January 1, 2006. The Company already recognizes compensation expense for restricted units and deferred units of the Partnership.

3.	Related Party Transactions

Accounts Receivable—Affiliates and Accounts Payable—Affiliates

Accounts receivable—affiliates and accounts payable—affiliates reflect the Company’s participation in Penn Virginia Corporation’s central cash management program, wherein all of the Company’s receipts are remitted to Penn Virginia Corporation and its subsidiaries and all cash disbursements are funded by Penn Virginia Corporation and its subsidiaries.

4.	Investments

In conjunction with the formation of the Company in 2001, Penn Virginia Corporation contributed net assets to the Partnership in return for a 2% general partner interest in the Partnership. The assets and liabilities of the Partnership are summarized as follows (in thousands):

	December 31,
	2005	2004
Current assets	$112,550	$30,206
Property, plant and equipment, net	458,782	221,615
Equity investments	26,672	27,881
Other	59,875	4,733

Total assets	$657,879	$284,435

Current liabilities	$101,885	$9,996
Deferred income and other long-term liabilities	25,189	11,529
Long-term debt	246,846	112,926
Partners’ capital	283,959	149,984

Total liabilities and partners’ capital	$657,879	$284,435

PENN VIRGINIA RESOURCE GP CORP.

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

5.	Accrued Liabilities

Accrued liabilities are summarized as follows (in thousands):

	December 31,
	2005	2004
Accrued professional services and fees	$1,173	$457
Accrued payroll	1,091	677
Other	27	29

Total	$2,291	$1,163

6.	Long-Term Debt

Line of Credit

Penn Virginia Corporation has a $5.0 million line of credit with a financial institution effective through June 2006, renewable annually. The line of credit was renewed in June 2006, and the limit was extended to $10.0 million. The Company has access to borrow from this line of credit, but as of December 31, 2005 and 2004, the Company has no outstanding borrowings. Penn Virginia Corporation has an option to elect a fixed rate LIBOR loan, floating rate LIBOR loan or base rate (as determined by the financial institution) loan. At December 31, 2005 and 2004, Penn Virginia Corporation had no outstanding balance under this line of credit.

Penn Virginia Revolving Credit Facility

Penn Virginia Corporation has a secured revolving credit facility (the “Revolver”) with a syndicate of major banks led by JP Morgan Chase Bank N.A., which has a borrowing base of $300 million and a $200 million commitment, and expires in December 2010. The General Partner may borrow funds under the Revolver.

The Revolver is governed by a borrowing base calculation and is redetermined semi-annually. Penn Virginia Corporation has the option to elect interest at (i) LIBOR plus a Eurodollar margin ranging from 1.00 to 1.75 percent, based on the percentage of the borrowing base outstanding or (ii) the greater of the prime rate or federal funds rate plus a margin up to 0.50 percent. The financial covenants require Penn Virginia Corporation to maintain levels of debt-to-earnings and dividend limitation restrictions. Penn Virginia Corporation is currently in compliance with all of its covenants under the Revolver.

7.	Unearned Compensation

Long-Term Incentive Plan

The Partnership’s long-term incentive plan (the “LTIP”) is administered by the compensation and benefits committee of the General Partner’s board of directors. The Partnership reimburses the General Partner for all payments made pursuant to the LTIP. Grants may be made to employees and non-employee directors of restricted units, phantom units or options to purchase common units. Non-employee directors may also receive deferred common units. The General Partner must issue new units or acquire existing common units to be delivered upon the vesting of restricted units, common units to be issued upon the vesting of phantom units, or common units to be issued upon exercise of a unit option or upon the delivery of units underlying deferred common units. The General Partner may purchase common units in the open market at the prevailing market price or directly from Penn Virginia Corporation, its affiliates or another third party, including units already owned by the General Partner. The General Partner is entitled to reimbursement by the Partnership for the cost

PENN VIRGINIA RESOURCE GP CORP.

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

incurred in acquiring these common units or in paying cash in lieu of common units upon vesting of the phantom units. The Partnership reimburses the General Partner for all direct compensation expenses incurred on its behalf, and the amount is charged to expense over the vesting period. The aggregate number of units reserved for issuance under the LTIP is 300,000.

Restricted Units.    In the years ended December 31, 2005 and 2004, the General Partner of the Partnership granted 25,488 and 16,400 restricted units with a weighted average grant-date fair value of $50.76 and $34.66 per unit to directors and officers of the General Partner. A restricted unit entitles the grantee to receive a common unit upon the vesting of the restricted unit. Restricted units vest upon terms established by the compensation and benefits committee of the General Partner, but in no case earlier than the conversion to common units of the Partnership’s outstanding subordinated units. In addition, the restricted units will vest upon a change of control of the General Partner or Penn Virginia Corporation. In November 2005 and 2004, 25 percent of the outstanding units vested upon the conversion of 25 percent of subordinated units in each year, for a total of 50 percent vested as of December 31, 2005. If a grantee’s employment with or membership on the board of directors of the General Partner terminates for any reason, the grantee’s restricted units will be automatically forfeited unless, and to the extent, the compensation and benefits committee provides otherwise. Distributions payable with respect to restricted units may, at the request of the compensation and benefits committee of the General Partner, be paid directly to the grantee or held by the Partnership and made subject to a risk of forfeiture during the applicable restriction period.

Deferred Compensation.    Members of the board of directors of the General Partner of the Partnership may elect to defer all, none or a portion of their stock compensation. Deferred stock compensation is awarded in the form of deferred common units of the Partnership. Each deferred common unit represents one common unit, which vests immediately upon issuance and is available to the holder in the form of a fixed number of common units upon termination or retirement from the board of directors of the General Partner. Deferred common units awarded to directors receive all cash or other distributions paid by the Partnership to common unitholders. The General Partner granted 8,855 deferred common units to its directors in 2005 at a weighted average grant-date fair value of $50.54 per deferred common unit. No deferred common units were granted prior to January 1, 2005.

8.	Income Taxes

The principal components of our net deferred income tax asset are as follows (in thousands):

	December 31,		March 31,
	2005	2004	2006
			(Unaudited)
Deferred tax assets:
Investments	$2,432	$1,307	$3,342
Accrued liabilities	609	308	501

Total deferred tax assets	3,041	1,615	3,844

Net deferred tax assets	$3,041	$1,615	$3,844

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Cantera Natural Gas, LLC:

We have audited the accompanying balance sheets of Cantera Natural Gas, LLC—Mid Continent Division (a division of Cantera Natural Gas, LLC) as of December 31, 2004 and 2003, and the related statements of operations, divisional equity, and cash flows for the year ended December 31, 2004 and for the period from June 25, 2003 (inception) through December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cantera Natural Gas, LLC—Mid Continent Division (a division of Cantera Natural Gas, LLC) as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and for the period from June 25, 2003 (inception) through December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

February 18, 2005

CANTERA NATURAL GAS, LLC—MID CONTINENT DIVISION

(A Division of Cantera Natural Gas, LLC)

Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets
Current assets:
Accounts receivable, net of allowance of $210,788 and $210,788 in 2004 and 2003, respectively	$41,958,686	$35,274,708
Product inventory	2,362,140	1,274,875
Prepaids and other	1,381,229	702,159

Total current assets	45,702,055	37,251,742

Property, plant, and equipment, net	81,681,270	83,777,564

Other assets	58,983	49,677

	$127,442,308	$121,078,983

Liabilities and Divisional Equity
Current liabilities:
Accounts payable	$37,261,192	$31,658,291
Accrued liabilities	324,863	2,507,947
Capital lease obligation	—	101,670
Income taxes payable	—	1,454,690

Total current liabilities	37,586,055	35,722,598

Intercompany loan	2,671,744	20,925,951
Deferred tax liability	—	1,385,410

Total liabilities	40,257,799	58,033,959

Commitments and contingencies	—	—
Divisional equity:
Divisional capital	58,335,000	58,335,000
Retained earnings	28,849,509	4,710,024

	87,184,509	63,045,024

	$127,442,308	$121,078,983

See accompanying notes to financial statements.

CANTERA NATURAL GAS, LLC—MID CONTINENT DIVISION

(A Division of Cantera Natural Gas, LLC)

Statements of Operations

Year ended December 31, 2004 and period from

June 25, 2003 (inception) through December 31, 2003

	2004	2003
Revenue:
Sale of residue gas	$178,318,766	$63,685,914
Sale of natural gas liquids	91,878,631	30,484,830
Sale of condensate and other	6,484,780	2,196,947
Gathering/transportation fees and other	6,720,562	3,094,965
Marketing revenue, net	2,128,724	5,505,521

Total revenue	285,531,463	104,968,177

Cost of gas purchased	240,189,152	86,991,752

Gross margin	45,342,311	17,976,425

Operating expenses	11,802,086	5,549,095

Net margin	33,540,225	12,427,330

General, administrative, and depreciation:
General and administrative expense	3,897,678	1,403,397
Depreciation expense	6,026,785	2,827,403

Total general, administrative, and depreciation	9,924,463	4,230,800

Operating income	23,615,762	8,196,530

Other income (expense):
Interest expense	(533,780)	(695,946)
Gain on sale of assets	65,374	—
Other, net	11,433	49,540

Total other income (expense)	(456,973)	(646,406)

Income before taxes	23,158,789	7,550,124

Income tax provision (benefit):
Deferred	(1,385,410)	1,385,410
Current	404,714	1,454,690

Net income	$24,139,485	$4,710,024

See accompanying notes to financial statements.

CANTERA NATURAL GAS, LLC—MID CONTINENT DIVISION

(A Division of Cantera Natural Gas, LLC)

Statements of Divisional Equity

Year ended December 31, 2004 and period from

June 25, 2003 (inception) through December 31, 2003

	Divisional Capital	Retained Earnings	Total
Balance, inception (June 25, 2003)	—	—	—
Capital allocation from Parent	$58,335,000	—	$58,335,000
Net income	—	$4,710,024	4,710,024

Balance, December 31, 2003	58,335,000	4,710,024	63,045,024
Net income	—	24,139,485	24,139,485

Balance, December 31, 2004	$58,335,000	$28,849,509	$87,184,509

See accompanying notes to financial statements.

CANTERA NATURAL GAS, LLC—MID CONTINENT DIVISION

(A Division of Cantera Natural Gas, LLC)

Statements of Cash Flows

Year ended December 31, 2004 and period from

June 25, 2003 (inception) through December 31, 2003

	2004	2003
Cash flow from operating activities:
Net income	$24,139,485	$4,710,024
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense	—	210,788
Depreciation	6,026,785	2,827,403
Gain on sale of assets	(65,374)	—
Deferred taxes	(1,385,410)	1,385,410
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	(6,683,977)	3,661,969
Product inventory	(1,087,265)	1,010,433
Prepaids and other assets	(687,852)	1,664,652
Accounts payable	5,602,901	2,586,628
Accrued liabilities	(2,183,084)	(2,965,575)
Income taxes payable	(1,454,690)	1,454,690

Net cash provided by operating activities	22,221,519	16,546,422

Cash flow from investing activities:
Acquisition of CMS assets	(1,045,196)	—
Capital expenditures	(2,885,820)	(819,812)
Proceeds on sale of assets	65,374	—

Net cash used in investing activities	(3,865,642)	(819,812)

Cash flow from financing activities:
Repayments under intercompany loan	(18,254,207)	(15,430,582)
Payments on capital lease obligation	(101,670)	(296,028)

Net cash used in financing activities	(18,355,877)	(15,726,610)

Net change in cash and cash equivalents	—	—

Cash and cash equivalents, beginning of year	—	—

Cash and cash equivalents, end of year	$—	$—

See accompanying notes to financial statements.

CANTERA NATURAL GAS, LLC MID CONTINENT DIVISION

(A Division of Cantera Natural Gas, LLC)

Notes to Financial Statements

December 31, 2004 and 2003

(1)    Organization and Business

Cantera Natural Gas, LLC—Mid Continent Division (the Company) was formed as a division of Cantera Natural Gas, LLC (formerly Cantera Natural Gas, Inc.) (the Parent) on June 25, 2003 (Inception). On July 2, 2003, the Parent purchased all of the shares of CMS Field Services, Inc. (Field Services) (see note 3). On January 2, 2004, Cantera Natural Gas, Inc., previously a Delaware corporation subject to income tax, was reorganized into a Delaware limited liability company, Cantera Natural Gas, LLC and, consequently, is no longer subject to taxation. See note 5, Income Taxes, regarding the impact of the conversion.

The Company is composed of the Field Services assets located in the mid-continent region of the United States. The Company provides natural gas gathering and processing and related services, which include compression, treatment and natural gas liquids (NGLs) extraction services for natural gas producers. Such services are provided primarily to customers in Texas, Oklahoma, and Louisiana.

(2)    Summary of Significant Accounting Policies

(a)    Stand-Alone Presentation

The Parent does not maintain separate books and records for the Company. As such, in order to prepare stand-alone financial statements for the Company, the Parent compiled accounts specifically identifiable to the Company and calculated or allocated certain other balances as further discussed below.

Initial Allocation of Assets, Divisional Capital, and Intercompany Debt

The Parent utilized proceeds from equity contributions and third-party bank debt to finance the acquisition of Field Services. Certain of the Field Services assets acquired were assigned to the Company. In conjunction with the assignment of the Field Services assets to the Company, the Parent allocated divisional equity and intercompany debt to the Company on a pro rata basis. The initial balances allocated to the Company are presented in the following table:

Field services assets assigned	$94,691,533
Divisional equity allocated	(58,335,000)
Intercompany debt allocated	(36,356,533)

$—

Intercompany Debt

The Parent serves as the cash collection point for each of its divisions, with the corresponding offset to intercompany debt. As such, no cash has been presented in the accompanying balance sheets. Subsequent to the initial allocation of intercompany debt discussed above, intercompany debt was increased or decreased based on the net cash generated or used by the Company.

Interest Expense

The accompanying statements of operations include interest expense allocated from the Parent. The amount of the interest expense is calculated on the Company’s intercompany loan balance at the end of the year using the same interest rate as the Parent’s bank debt (4.41% in 2004 and 4.86% in 2003). Interest charged to the Company for 2004 and 2003 was $533,780 and $695,946, respectively.

CANTERA NATURAL GAS, LLC MID CONTINENT DIVISION

(A Division of Cantera Natural Gas, LLC)

Notes to Financial Statements—(Continued)

December 31, 2004 and 2003

General and Administrative Expenses

The accompanying statements of operations include an allocation of the Parent’s general and administrative expenses. The amount of general and administrative expense allocated to the Company by the Parent was based on the proportionate value of the Field Services assets assigned to the Company to the value of all the Field Services assets acquired.

Income Tax Provision

The accompanying statements of operations include an income tax provision for 2003, which was determined by the Parent as if the Company was a stand-alone taxpayer. The deferred portion of the provision was reversed in 2004 with the corporate reorganization (see note 2 (i)).

Management of the Company believes that the allocation methods discussed above are reasonable and that the allocated amounts reflect a reasonable estimation of the costs the Company would have incurred had it operated as an unaffiliated entity.

(b)    Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)    Gas Gathering and Processing and Natural Gas Liquids Operations

The Company’s revenue is derived from the sale of residue gas, NGLs, and condensate, marketing of gas for third parties and fees collected for gathering and transporting natural gas and NGLs. Revenue from the sale of NGLs and residue gas is recognized when the NGLs and residue gas produced at the Company’s gas processing plants are sold. The Company’s gathering and transportation revenue is recognized based upon actual volumes delivered. Costs are expensed as incurred.

(d)    Imbalances

The Company’s activities periodically result in imbalances whereby the Company’s customers have either over or under delivered natural gas to the Company’s system. Cost for pipeline imbalances is determined based on the Company’s weighted average cost of gas, using the first-in, first-out method, during the month in which the imbalance was created. Net positive imbalances, representing under deliveries from customers, are recorded as gas imbalance inventory, whereas net negative imbalances, representing over deliveries from customers, are recorded as a liability. The cost of NGL inventory is determined based on the weighted average cost of NGLs, including transportation and carrying charges. At December 31, 2004 and 2003, the Company had net positive gas imbalance of $571,000 and $322,600, respectively, and net positive NGL imbalances of $1,790,400 and $952,200, respectively, which are included in product inventory. The weighted average cost of gas underlying the Company’s net product inventory at December 31, 2004 and 2003, respectively, approximates market value.

CANTERA NATURAL GAS, LLC MID CONTINENT DIVISION

(A Division of Cantera Natural Gas, LLC)

Notes to Financial Statements—(Continued)

December 31, 2004 and 2003

(e)    Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Expenditures that extend the useful lives of assets are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts. Any gain or loss on retirements is reflected in other income in the year in which the asset is disposed. Depreciation is provided on a straight-line basis over the estimated useful life for each asset. Property, plant, and equipment consists of the following at December 31:

	Useful lives	2004	2003
Gas processing and gathering systems—acquired	15 years	$86,663,485	$85,620,817
Gas processing and gathering systems—additions	20 years	3,425,195	803,247
Vehicles, equipment, and tools	3 years	439,159	180,903

		90,527,839	86,604,967
Less accumulated depreciation		(8,846,569)	(2,827,403)

Net property, plant, and equipment		$81,681,270	$83,777,564

(f)    Asset Impairment

The Company follows the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement does not apply to goodwill, intangible assets not being amortized, financial instruments, and deferred tax assets. SFAS No. 144 requires an impairment loss to be recorded for assets to be held and used when the carrying amount of a long-lived asset is not recoverable from future estimated cash flows and exceeds its fair value. An asset that is classified as held-for-sale shall be recorded at the lower of its carrying amount or fair value less cost to sell. At December 31, 2004, management believes that there is no impairment of the Company’s long-lived assets.

(g)    Fair Value of Financial Instruments

The Company’s financial instruments consist of accounts receivable, accounts payable, other current liabilities, capital lease obligations, and intercompany debt. Except for capital lease obligations and intercompany debt, the carrying amounts of financial instruments approximate fair value due to their short maturities. At December 31, 2004 and 2003, based on rates available for similar types of debt, the fair value of capital lease obligations and intercompany debt approximated their carrying amounts.

(h)    Concentration of Credit Risk

Substantially all of the Company’s accounts receivable at December 31, 2004 and 2003, result from the sale of natural gas and NGLs to and gas-gathering fees earned from, other companies in the oil and gas industry. This concentration of customers may impact the Company’s overall credit risk, either positively or negatively, in that these entities may be similarly affected by industry-wide changes in economic or other conditions. Such receivables are generally not collateralized. However, the Company performs credit evaluations on all its customers to minimize exposure to credit risk. During 2004 and 2003, credit losses were not significant.

Revenue for 2004 includes sales to four customers representing 19.5%, 15.3%, 13.0%, and 10.0% of total revenue and for 2003 included sales to four customers representing 25.8%, 19.9%, 13.1%, and 11.2% of total revenue. All remaining customers account for less than 10% each of total revenue.

CANTERA NATURAL GAS, LLC MID CONTINENT DIVISION

(A Division of Cantera Natural Gas, LLC)

Notes to Financial Statements—(Continued)

December 31, 2004 and 2003

(i)    Income Taxes

On January 2, 2004, the Parent changed its tax status from a C corporation (taxable entity) to a limited liability company (non-taxable entity). With the conversion to a limited liability company on January 2, 2004, the Company is no longer subject to income tax. Prior to the conversion the Company recorded deferred tax assets and liabilities for the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying balance sheets, and for operating loss and tax credit carryforwards.

(j)    Comprehensive Income

Comprehensive income (loss) includes all changes in equity during a period from nonowner sources. During 2004 and 2003, the Company had no transactions that were required to be reported as adjustments to net income (loss) to determine comprehensive income (loss).

(i)    Derivative Financial Instruments

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivatives and requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet at fair value as either an asset or liability. The statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not historically entered into derivative financial transactions that do not qualify as normal purchases and sales under the requirements of the statement.

(3)    Acquisition of Gas Gathering and Processing Facilities

On July 2, 2003, the Parent purchased all of the shares of Field Services and assigned the Field Services assets located in the mid-continent region to the Company. The net purchase price of the assets assigned to the Company was $129,634,416 and consisted of the following:

Cash paid	$94,691,533
Liabilities assumed	34,942,883

Total purchase price	$129,634,416

The assets assigned to the Company consisted of six processing/treating plants, over 3,060 miles of gas gathering pipelines with installed gathering compression of more than 80,000 horsepower, interest in a gas gathering entity (Brightstar), and working capital. The Company accounted for the acquisition as a purchase and, accordingly, the operating results of the acquired assets have been included in the Company’s operations since the July 2, 2003 closing date.

The allocation of the purchase price was based on the fair market value of the assets acquired and was allocated to the assets acquired and liabilities assumed as follows:

Gas processing and gathering systems	$85,620,817
Vehicles, equipment, and tools	164,338
Investment in partnerships	40,140
Current assets	43,809,121
Current liabilities	(34,942,883)

$94,691,533

CANTERA NATURAL GAS, LLC MID CONTINENT DIVISION

(A Division of Cantera Natural Gas, LLC)

Notes to Financial Statements—(Continued)

December 31, 2004 and 2003

(4)    Intercompany Loan

As discussed in note 2, the accompanying balance sheet includes an intercompany loan balance, which is made up of two components. First, the Parent’s allocated a portion of its total indebtedness based on the proportionate value of the Field Services assets assigned to the Company (see note 2). And second, the Parent manages the operations of the Company. The Parent collects the Company’s receivables and pays the Company’s costs and expenses. The net of receivables collected and payables paid on the Company’s behalf either increases or decreases the intercompany loan. As of December 31, 2004 and 2003, the intercompany loan balance was $2,671,744 and $20,925,951, respectively. The loan is unsecured and has no maturity date. Interest on the intercompany loan is based on interest paid by the Parent on its bank debt. In 2004 and 2003, 74.69% and 75.4%, respectively, of the Parent’s interest expense was allocated to the Company.

(5)    Income Taxes

In connection with the Parent’s change in tax status from a taxable entity to a non-taxable entity, the Parent was required to pay income taxes based on the difference between the fair value of its assets and liabilities and the tax basis of those assets and liabilities. Therefore, the Parent allocated current tax expense of $404,714 to the Company, representing the Company’s portion of the taxes due in connection with the Parent’s change in tax status. As a result, the Company reported a net tax benefit of $980,696, representing the current tax expense allocated by the Parent less the reversal of the Company’s previously recorded deferred tax liability of $1,385,410.

Deferred tax assets and liabilities are comprised of the following at December 31, 2003:

2003
Deferred tax assets:
Accounts receivable	$80,626
Deferred tax liabilities:
Property, plant, and equipment	(1,466,036)

Net deferred tax liabilities	$(1,385,410)

The differences between income taxes calculated based on the statutory federal income tax rate of 35% and the Company’s income tax provision for the period from June 25, 2003 (inception) through December 31, 2003 are summarized as follows:

2003
Federal income tax at 35%	$2,642,543
State taxes, net of federal benefit	193,616
Nondeductible expenses	3,941

$2,840,100

(6)    Contingencies and Commitments

(a)    Capital Leases

In conjunction with the acquisition of Field Services, the Company assumed a lease arrangement with a third party leasing agent, whereby the Company leased five compressors under noncancelable capital lease

CANTERA NATURAL GAS, LLC MID CONTINENT DIVISION

(A Division of Cantera Natural Gas, LLC)

Notes to Financial Statements—(Continued)

December 31, 2004 and 2003

obligations, expiring in May 2004. Aggregate minimum lease payments of $104,900 under the capital leases were paid during 2004. Of that amount, $3,200 represents interest.

(b)    Operating Leases

The Company has lease commitments for various compressors that expire at various times through 2005. Total rental expense charged to operations for the year ended December 31, 2004 and for the period from June 25, 2003 (inception) through December 31, 2003 was $661,600 and $347,000, respectively. At December 31, 2004, future minimum payments under noncancelable operating leases are $36,000.

(c)    Other

Under various contracts the Company is committed to gather and process natural gas, and to transport NGLs. Such contracts are based on market prices and vary in duration from one month to nine years.

From time to time, the Company is involved in legal and administrative proceedings or claims, which arise in the ordinary course of its business. While such matters always contain an element of uncertainty, management believes the matters of which they are aware will not individually or in the aggregate have a material adverse effect on the Company’s financial position or results of operations.

(7)    Pending Sale

On November 22, 2004, the Parent entered into a Purchase Agreement for the sale of 100% of the assets held by the Company for $191 million in cash payable at closing (the Disposition). The Parent expects consummation of the Disposition during the first quarter of 2005.

APPENDIX A

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF

PENN VIRGINIA GP HOLDINGS, L.P.

[to be filed by amendment]

A-1

APPENDIX B

GLOSSARY OF SELECTED TERMS

The following are abbreviations and definitions commonly used in the coal and natural gas industries that are used in this prospectus.

Bcf means one billion cubic feet.

Btu, or British thermal unit is a measure of the energy required to raise the temperature of one pound of water one degree Fahrenheit.

CAIR means the Clean Air Interstate Rule.

CAMR means the Clean Air Mercury Rule.

CERCLA means the Federal Comprehensive Environmental Response, Compensation and Liability Act.

Compliance Coal means coal which, when burned, emits less than 1.2 pounds of sulfur dioxide per million Btu. Compliance coal meets sulfur emission standards imposed by Phase I and II of the Clean Air Act.

DD&A means depreciation, depletion and amortization.

EPA means the Environmental Protection Agency.

FERC means the Federal Energy Regulatory Commission.

High-Sulfur Coal means coal with a sulfur content of greater than 1.5%.

Low-Sulfur Coal means coal with a sulfur content of less than 1%.

Mcf means one thousand cubic feet.

Medium-Sulfur Coal means coal with a sulfur content between 1% and 1.5%.

MMcfd one million cubic feet per day.

NGA means the Natural Gas Act of 1938.

NGLs means natural gas liquids.

NGPSA means the Natural Gas Pipeline Safety Act of 1968, as amended.

NYMEX the New York Mercantile Exchange.

OSHA means the Occupational Safety and Health Act.

PCBs means polychlorinated biphenyls.

Probable Reserves means reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Also known as “indicated” reserves.

B-1

Proven Reserves means reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Also known as “measured” reserves.

Reclamation means the restoration of land and environmental values to a mining site after the coal is extracted. Reclamation operations are usually underway where the coal has already been taken from a mine even as mining operations are taking place elsewhere at the site. The process commonly includes “recontouring” or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers. Reclamation is closely regulated by both state and federal law.

Reserves means that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

RCRA means the Resource Conservation and Recovery Act.

Scrubber (or flue gas desulfurization unit) means any of several forms of chemical/physical devices that operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, which must then be removed for disposal.

SDWA means the Federal Safe Drinking Water Act.

SMCRA means the Surface Mining Control and Reclamation Act of 1977.

Sulfur means one of the elements present in varying quantities in coal. Sulfur dioxide (SO2) is produced as a gaseous byproduct of coal combustion.

wheelage means transportation of coal.

B-2

[LOGO]

Penn Virginia GP Holdings, L.P.

6,000,000 Common Units

Representing Limited Partner Interests

PROSPECTUS

                    , 2006

LEHMAN BROTHERS

UBS INVESTMENT BANK

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee		$15,505
NASD filing fee		14,990
NYSE listing fee
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

The section of the prospectus entitled “Material Provisions of Partnership Agreement of Penn Virginia GP Holdings, L.P.—Indemnification” is incorporated herein by this reference. Reference is also made to the Underwriting Agreement to be filed as an exhibit to this registration statement. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

To the extent that the indemnification provisions of our partnership agreement purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and is therefore unenforceable.

Item 15.	Recent Sales of Unregistered Securities.

In a transaction exempt from the registration requirements pursuant to Section 4(2) of the Securities Act, on July 10, 2006, Penn Virginia Resource GP Corp., contributed $100 for a non-economic general partner interest in Penn Virginia GP Holdings, L.P. and Penn Virginia Resource L.P. Corp. contributed $900 for all of the limited partner interests in Penn Virginia GP Holdings, L.P.

Item 16.	Exhibits.

The following documents are filed as exhibits to this registration statement: With respect to exhibits that are incorporated by reference to Exchange Act filings, the SEC file number for Penn Virginia Resource Partners, L.P. (“PVR”) is 1-16735.

Exhibit Number		Description

1.1*	—	Form of Underwriting Agreement.

3.1**	—	Certificate of Limited Partnership of Penn Virginia GP Holdings, L.P.

3.2**	—	Amendment to the Certificate of Limited Partnership of Penn Virginia GP Holdings, L.P.

3.3*	—	Form of Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P. (included as Appendix A to the Prospectus).

3.4	—	Certificate of Limited Partnership of Penn Virginia Resource Partners, L.P. (incorporated by reference to Exhibit 3.1 to PVR’s Form S-1 filed on July 19, 2001).

3.5	—	First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (incorporated by reference to Exhibit 3.2 to PVR’s Annual Report on Form 10-K for the year ended December 31, 2002).

3.6	—	Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (incorporated by reference to Exhibit 3.3 to PVR’s Annual Report on Form 10-K for the year ended December 31, 2002).

3.7	—	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (incorporated by reference to Exhibit 3.4 to PVR’s Annual Report on Form 10-K for the year ended December 31, 2003).

3.8	—	Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Penn Virginia Resource Partners, L.P. (incorporated by reference to Exhibit 3.5 to PVR’s Annual Report on Form 10-K for the year ended December 31, 2003).

3.9	—	Certificate of Formation of Penn Virginia Resource GP, LLC (incorporated by reference to Exhibit 3.5 to Amendment No. 1 to PVR’s Form S-1 filed on September 7, 2001).

3.10	—	Third Amended and Restated Limited Liability Company Agreement of Penn Virginia Resource GP, LLC (incorporated by reference to Exhibit 3.7 to PVR’s Annual Report on Form 10-K for the year ended December 31, 2002).

4.1	—	Note Purchase Agreement dated as of March 27, 2003 among Penn Virginia Operating Co., LLC, Penn Virginia Resource Partners, L.P. and the noteholders party thereto (incorporated by reference to Exhibit 2.1 to PVR’s Current Report on Form 8-K filed on April 2, 2003).

4.2	—	First Amendment to Note Purchase Agreement and Parent Guaranty dated as of March 3, 2005 among Penn Virginia Operating Co., LLC, Penn Virginia Resource Partners, L.P. and the noteholders party thereto (incorporated by reference to Exhibit 10.1 to PVR’s Current Report on Form 8-K filed on March 9, 2005).

5.1*	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered.

8.1*	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters.

10.1	—	Amended and Restated Credit Agreement dated as of March 3, 2005 among Penn Virginia Operating Co., LLC, PNC Bank, National Association, as agent, and the other financial institutions party thereto (incorporated by reference to Exhibit 10.2 to PVR’s Current Report on Form 8-K filed on March 9, 2005).

Exhibit Number		Description

10.2	—	First Amendment, Waiver, and Consent to Amended and Restated Credit Agreement dated as of July 15, 2005 among Penn Virginia Operating Co., LLC, PNC Bank, National Association, as agent, and the other financial institutions party thereto (incorporated by reference to Exhibit 10.1 to PVR’s Current Report on Form 8-K filed on July 21, 2005).

10.3	—	Omnibus Agreement dated October 30, 2001 among the Penn Virginia Corporation, Penn Virginia Resource GP, LLC, Penn Virginia Operating Co., LLC and Penn Virginia Resource Partners, L.P. (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to PVR’s Form S-1 filed on October 4, 2001).

10.4	—	Amendment No. 1 to Omnibus Agreement dated December 19, 2002 among Penn Virginia Corporation, Penn Virginia Resource GP, LLC, Penn Virginia Operating Co., LLC and Penn Virginia Resource Partners, L.P. (incorporated by reference to Exhibit 10.7 to PVR’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.5	—	Penn Virginia Resource GP, LLC Second Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to PVR’s Current Report on Form 8-K filed on February 27, 2006).

10.6	—	Form of deferred common unit agreement (incorporated by reference to Exhibit 10.7 to PVR’s Annual Report on Form 10-K for the year ended December 31, 2004).

10.7	—	Form of restricted unit award agreement (incorporated by reference to Exhibit 10.8 to PVR’s Annual Report on Form 10-K for the year ended December 31, 2004).

10.8	—	Penn Virginia Resource GP, LLC Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit 10.7 to PVR’s Annual Report on Form 10-K for the year ended December 31, 2003).

10.9	—	Coal Mining Lease dated December 19, 2002 between Suncrest Resources LLC and Sterling Smokeless Coal Company (incorporated by reference to Exhibit 10.8 to PVR’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.10	—	Coal Mining Lease and Sublease dated December 19, 2002 between Fieldcrest Resources LLC and Gallo Finance Company (incorporated by reference to Exhibit 10.9 to PVR’s Annual Report on Form 10-K for the year ended December 31, 2002).

10.11	—	Purchase and Sale Agreement dated as of December 19, 2002 by and among Peabody Energy Corporation, Eastern Associated Coal Corp., Peabody Natural Resources Company and Penn Virginia Resource Partners, L.P. (incorporated by reference to Exhibit 2.1 to PVR’s Current Report on Form 8-K filed on January 2, 2003).

10.12	—	Executive Change of Control Severance Agreement dated March 9, 2006 between Penn Virginia Resource GP, LLC and Keith D. Horton (incorporated by reference to Exhibit 10.1 to PVR’s Current Report on Form 8-K filed on March 14, 2006).

10.13	—	Executive Change of Control Severance Agreement dated March 9, 2006 between Penn Virginia Resource GP, LLC and Ronald K. Page (incorporated by reference to Exhibit 10.2 to PVR’s Current Report on Form 8-K filed on March 14, 2006).

10.14*	—	Form of Non-Compete Agreement by and among Penn Virginia GP Holdings L.P., Penn Virginia Resource Partners, L.P. and Penn Virginia Corporation.

10.15*	—	Contribution Agreement by and among Penn Virginia Corporation, Penn Virginia Resource, LP, Corp., Penn Virginia Resource GP, Corp., Kanawha Rail Corp. and Penn Virginia GP Holdings, L.P.

21.1*	—	List of Subsidiaries of Penn Virginia GP Holdings, L.P.

Exhibit Number		Description

23.1**	—	Consent of KPMG LLP.

23.2*	—	Consent of Vinson & Elkins L.L.P.

24.1	—	Powers of Attorney (included on the signature page).

*	To be filed by amendment.
**	Filed herewith.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Pennsylvania, on July 11, 2006.

Penn Virginia GP Holdings, L.P.

By:	PENN VIRGINIA RESOURCE GP, CORP., its General Partner

	By:	/S/ A. JAMES DEARLOVE
		Name:	A. James Dearlove
		Title:	President and Chief Executive Officer

Each person whose signature appears below appoints A. James Dearlove, Frank A. Pici and Nancy M. Snyder and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on July 11, 2006.

Signature	Title

/S/ A. JAMES DEARLOVE A. James Dearlove	President and Chief Executive Officer and Director (Principal Executive Officer)

/S/ FRANK A. PICI Frank A. Pici	Vice President and Chief Financial Officer and Director (Principal Financial Officer)

/S/ NANCY M. SNYDER Nancy M. Snyder	Director